As filed with the Securities and Exchange Commission on April 28, 2011

Registration No. 333-172084

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT

NO. 3 TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AGL Resources Inc.

(Exact name of registrant as specified in its charter)

Georgia	4924	58-2210952
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Ten Peachtree Place, NE, Atlanta, Georgia 30309

(404) 584-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul R. Shlanta, Esq.

Executive Vice President, General Counsel and Chief Ethics and Compliance Officer

Ten Peachtree Place, NE, Atlanta, Georgia 30309

(404) 584-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William S. Lamb, Esq. Frederick J. Lark, Esq. Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, New York 10019 (212) 259-8000	Paul C. Gracey, Jr., Esq. Senior Vice President, General Counsel and Secretary Nicor Inc. 1844 Ferry Road Naperville, Illinois 60563 (630) 305-9500	Mark D. Gerstein, Esq. Richard S. Meller, Esq. Latham & Watkins LLP 233 South Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. AGL Resources Inc. may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this document is a part, is declared effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any representation to the contrary is a criminal offense.

Subject to completion, dated April 28, 2011

Ten Peachtree Place, NE Atlanta, Georgia 30309	1844 Ferry Road Naperville, Illinois 60563

[—], 2011

Dear AGL Resources Inc. and Nicor Inc. Shareholders:

On behalf of the boards of directors and management teams of AGL Resources and Nicor, we are pleased to enclose the joint proxy statement/prospectus relating to the merger of a wholly owned subsidiary of AGL Resources into Nicor. Upon completion of the merger, Nicor will be a wholly owned subsidiary of AGL Resources. We believe this merger will create a strong combined company that will deliver important benefits to our shareholders, to our customers and to the communities we serve.

If the merger is completed, Nicor shareholders will receive $21.20 in cash and 0.8382 of a share of AGL Resources common stock for each share of Nicor common stock held, subject to adjustment in certain circumstances, as described in more detail in the enclosed joint proxy statement/prospectus under the heading “The Merger Agreement—Effects of the Merger; Merger Consideration.” This represents a value of $53.00 based on the volume-weighted average price for AGL Resources common stock for the 20 trading days ended December 1, 2010. The consideration of $53.00 per share for Nicor shareholders represents a premium of approximately 22% to the closing stock price of Nicor on December 1, 2010, and an approximately 17% premium to the volume-weighted average stock price of Nicor over the 20 trading days ending December 1, 2010. The value of the consideration to be received by Nicor shareholders will fluctuate with changes in the price of AGL Resources common stock. We urge you to obtain current market quotations for AGL Resources and Nicor common stock.

In connection with the merger, AGL Resources shareholders are cordially invited to attend a special meeting of the shareholders of AGL Resources to be held on June 14, 2011 at 10:00 a.m., local time, at AGL Resources’ corporate headquarters, Ten Peachtree Place, Atlanta, Georgia 30309, and Nicor shareholders are cordially invited to attend a special meeting of the shareholders of Nicor to be held on June 14, 2011 at 10:00 a.m., local time, at Chase Tower, Plaza Level, 10 South Dearborn Street, Chicago, Illinois 60603.

At the special meeting of the shareholders of AGL Resources, AGL Resources shareholders will be asked to vote on a proposal to approve the issuance of shares of AGL Resources common stock as contemplated by the merger agreement with Nicor, a proposal to approve an amendment to AGL Resources’ amended and restated articles of incorporation to increase the number of directors that may serve on AGL Resources’ board of directors from 15 to 16 directors and to vote on a proposal to adjourn AGL Resources’ special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares and/or the amendment to AGL Resources’ amended and restated articles of incorporation. AGL Resources cannot complete the merger unless AGL Resources shareholders approve both the share issuance and the amendment to AGL Resources’ amended and restated articles of incorporation to increase the number of directors that may serve on AGL Resources’ board of directors; provided that if AGL Resources shareholders do not approve the amendment, AGL Resources and Nicor may nonetheless agree to proceed with the merger, however there can be no assurance that this would occur.

AGL Resources’ board of directors has reviewed and considered the terms of the merger and the merger agreement and has unanimously determined that the merger, including the issuance of shares of AGL Resources common stock and the increase in the number of directors on AGL Resources’ board of directors, as contemplated by the merger agreement, is fair to and in the best interests of AGL Resources and its shareholders and unanimously recommends that AGL Resources shareholders vote (i) FOR the proposal to approve the issuance of shares of AGL Resources common stock as contemplated by the merger agreement, (ii) FOR the proposal to amend AGL Resources’ amended and restated articles of incorporation to increase the number of directors that may serve on AGL Resources’ board of directors from 15 to 16 directors, and (iii) FOR the proposal to adjourn AGL Resources’ special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares and/or the amendment to AGL Resources’ amended and restated articles of incorporation.

At the special meeting of the shareholders of Nicor, Nicor shareholders will be asked to vote on a proposal to approve the merger agreement and to vote on a proposal to adjourn Nicor’s special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement.

Nicor’s board of directors has reviewed and considered the terms of the merger and the merger agreement and the directors present unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and in the best interests of Nicor’s shareholders and recommend that Nicor shareholders vote (i) FOR the proposal to approve the merger agreement and thereby approve the merger, and (ii) FOR the proposal to adjourn the Nicor special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement.

AGL Resources shareholders will continue to own their existing AGL Resources shares. We estimate that AGL Resources may issue up to approximately 38.7 million shares of its common stock to Nicor shareholders as contemplated by the merger agreement. Upon completion of the merger, AGL Resources’ shareholders immediately prior to the merger will own approximately 67% of AGL Resources’ outstanding common stock and former Nicor shareholders will own approximately 33% of AGL Resources’ outstanding common stock. AGL Resources common stock will continue to be listed on the New York Stock Exchange under the symbol “AGL”.

We urge you to read the enclosed joint proxy statement/prospectus, which includes important information about the merger and our special meetings. In particular, see “Risk Factors” on pages 27 through 37 of the joint proxy statement/prospectus which contains a description of the risks that you should consider in evaluating the merger.

For a discussion of the United States federal income tax consequences of the merger, see “The Proposed Merger—Material United States Federal Income Tax Consequences of the Transaction” beginning on page 93 of the joint proxy statement/prospectus.

Your vote is very important. We cannot complete the merger unless (i) AGL Resources shareholders approve both the share issuance and the amendment to AGL Resources’ amended and restated articles of incorporation to increase the number of directors that may serve on AGL Resources’ board of directors (unless AGL Resources and Nicor agree to proceed and complete the merger without the amendment, as described above), and (ii) Nicor shareholders approve the merger agreement. Whether or not you expect to attend the special meeting of your company, the details of which are described in the enclosed joint proxy statement/prospectus, please vote immediately by submitting your proxy by telephone, by the Internet or by completing, signing, dating and returning your signed proxy card(s) in the enclosed prepaid return envelope.

If AGL Resources shareholders have any questions or require assistance in voting their shares, they should call Alliance Advisors, LLC, AGL Resources’ proxy solicitor for the special meeting, toll-free at (877) 777-4999. If Nicor shareholders have any questions or require assistance in voting their shares, they should call Georgeson Inc., Nicor’s proxy solicitor for the special meeting, toll-free at (866) 628-6023.

Sincerely,	Sincerely,

John W. Somerhalder II Chairman, President and Chief Executive Officer AGL Resources Inc.	Russ M. Strobel Chairman, President and Chief Executive Officer Nicor Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger described in the joint proxy statement/prospectus or the securities to be issued pursuant to the merger under the joint proxy statement/prospectus or determined if the joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The enclosed joint proxy statement/prospectus is dated [—], 2011 and is first being mailed to shareholders on or about [—], 2011.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about AGL Resources and Nicor from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain copies of the documents incorporated by reference into this joint proxy statement/prospectus through the Securities and Exchange Commission (sometimes referred to as the SEC) website at www.sec.gov or by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

AGL Resources Inc. Ten Peachtree Place, NE, Location 1071 Atlanta, Georgia 30309 Investor Relations (404) 584-3801	Nicor Inc. P.O. Box 3014 Naperville, Illinois 60566-7014 Investor Relations (630) 305-9500

In addition, you may also obtain additional copies of this joint proxy statement/prospectus or the documents incorporated by reference into this joint proxy statement/prospectus by contacting Alliance Advisors, LLC, AGL Resources’ proxy solicitor, or Georgeson Inc., Nicor’s proxy solicitor, at the addresses and telephone numbers listed below. You will not be charged for any of these documents that you request.

Alliance Advisors, LLC 200 Broadacres Drive, 3rd Floor Bloomfield, New Jersey 07003 Tel: (877) 777-4999 (toll free) or (973) 873-7700 (call collect) Email: agl@allianceadvisorsllc.com	Georgeson Inc. 199 Water Street, 26th Floor New York, New York 10038 Tel: (866) 628-6023 (toll-free) or (212) 440-9800 (call collect) Email: nicor@georgeson.com

If you would like to request documents from AGL Resources, please do so by June 7, 2011, in order to receive them before the AGL Resources special meeting. If you would like to request documents from Nicor, please do so by June 7, 2011, in order to receive them before the Nicor special meeting.

See “Where You Can Find More Information” beginning on page 168 of this joint proxy statement/prospectus.

SUBMITTING PROXIES BY MAIL, TELEPHONE OR INTERNET

AGL Resources shareholders of record may submit their proxies:

•	by telephone, by calling the toll-free number (800) 690-6903 in the United States or Canada on a touch-tone phone and following the recorded instructions;

•	by accessing the Internet website at www.proxyvote.com and following the instructions on the website; or

•

by mail, by indicating their voting preference on the proposals on each proxy card received, signing and dating each proxy card and returning each proxy card in the prepaid envelope that accompanied that proxy card.

Nicor shareholders of record may submit their proxies:

•	by telephone, by calling the toll-free number (800) 690-6903 in the United States or Canada on a touch-tone phone and following the recorded instructions;

•	by accessing the Internet website at www.proxyvote.com and following the instructions on the website; or

•

by mail, by indicating their voting preference on the proposals on each proxy card received, signing and dating each proxy card and returning each proxy card in the prepaid envelope that accompanied that proxy card.

Shareholders of AGL Resources and/or Nicor whose shares are held in “street name,” must provide their brokers with instructions on how to vote their shares; otherwise, their brokers will not vote their shares on any of the proposals before the special meeting. Shareholders should check the voting form provided by their brokers for instructions on how to vote their shares.

AGL RESOURCES INC. Ten Peachtree Place, NE, Atlanta, Georgia 30309

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS TO BE HELD JUNE 14, 2011

The AGL Resources special meeting will be held on June 14, 2011 at 10:00 a.m., local time, at AGL Resources’ corporate headquarters, Ten Peachtree Place, Atlanta, Georgia 30309. Our shareholders are asked to vote to:

1. Approve the issuance of shares of AGL Resources common stock as contemplated by the Agreement and Plan of Merger, dated as of December 6, 2010, among AGL Resources Inc., Apollo Acquisition Corp., Ottawa Acquisition LLC and Nicor Inc. A copy of the merger agreement is attached as Annex A to the joint proxy statement/prospectus accompanying this notice. In the merger, each share of Nicor common stock outstanding immediately prior to completion of the merger will be converted into the right to receive $21.20 in cash and 0.8382 of a share of AGL Resources common stock, subject to adjustment in certain circumstances.

2. Approve an amendment to AGL Resources’ amended and restated articles of incorporation to increase the number of directors that may serve on AGL Resources’ board of directors from 15 to 16 directors.

3. Adjourn the special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares and/or the amendment to AGL Resources’ amended and restated articles of incorporation.

4. Transact any other business properly brought before the special meeting and any adjournment or postponement thereof.

If you held shares in AGL Resources at the close of business on April 18, 2011, you are entitled to vote at the special meeting and at any adjournment or postponement thereof.

Your board of directors recommends that you vote FOR all of these proposals, which are described in detail in the accompanying joint proxy statement/prospectus. Your attention is directed to the accompanying joint proxy statement/prospectus for a discussion of the merger and the merger agreement, as well as the other matters that will be considered at the meeting.

Your vote is very important. The conditions to the merger include that AGL Resources shareholders approve both the share issuance and the amendment to AGL Resources’ amended and restated articles of incorporation to increase the number of directors that may serve on AGL Resources’ board of directors from 15 to 16 directors. If the amendment is not approved by AGL Resources shareholders, AGL Resources and Nicor may nonetheless agree to proceed with the merger, however we cannot assure you that this will occur. For the proposal to approve an amendment to AGL Resources’ amended and restated articles of incorporation, a failure to vote will have the same effect as a vote AGAINST such proposal. While a failure to vote for the proposal to approve the issuance of shares of AGL Resources common stock will not affect the outcome of the proposal, it will make it more difficult to meet the New York Stock Exchange requirement that the total votes cast for the proposal must represent a majority of the shares of AGL Resources common stock outstanding and entitled to vote.

Whether or not you plan to attend the special meeting in person, please complete, sign, date and return the enclosed proxy in the accompanying self-addressed postage pre-paid envelope or complete your proxy by following the instructions supplied on the proxy card for voting by telephone or via the Internet (or, if your shares are held in “street name” by a broker, nominee, fiduciary or other custodian, follow the directions given by the broker, nominee, fiduciary or other custodian regarding how to instruct it to vote your shares) as soon as possible. If you attend the special meeting, you may withdraw your proxy and vote in person.

By Order of the Board of Directors

Myra C. Bierria
Atlanta, Georgia	Corporate Secretary
[—], 2011

Nicor Inc.

P.O. Box 3014, Naperville,

Illinois 60566-7014

(630) 305-9500

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD June 14, 2011

The Nicor special meeting will be held on June 14, 2011, at 10:00 a.m., local time, at Chase Tower, Plaza Level, 10 South Dearborn Street, Chicago, Illinois 60603, for the following purposes, all as set forth in the accompanying joint proxy statement/prospectus:

1)	Approve the Agreement and Plan of Merger (the “merger agreement”), dated as of December 6, 2010, by and among AGL Resources Inc., Apollo Acquisition Corp., Ottawa Acquisition LLC and Nicor Inc.;

2)	Approve the adjournment of the special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement; and

3)	Transact any other business properly brought before the special meeting and any adjournment or postponement thereof.

Only shareholders of record on the books of Nicor at the close of business on April 18, 2011, will be entitled to vote at the meeting. The stock transfer books will not be closed. These items of business, including the merger agreement and the proposed merger are described in detail in the accompanying joint proxy statement/prospectus. The Nicor board of directors, by unanimous vote of the directors present, determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger between Nicor and subsidiaries of AGL Resources, are advisable and in the best interests of Nicor and its shareholders and recommends that Nicor shareholders vote FOR the adoption of the merger agreement and FOR the adjournment of the Nicor special meeting, if necessary to solicit additional proxies in favor of such adoption.

Adoption of the merger agreement by the Nicor shareholders is a condition to the merger and requires the affirmative vote, in person or by proxy, of holders of a majority of the shares of Nicor common stock outstanding and entitled to vote thereon. Therefore, your vote is very important. Your failure to vote your shares will have the same effect as a vote “against” the adoption of the merger agreement. Whether or not you plan to attend the special meeting, please promptly vote your proxy by telephone or by accessing the internet site following the instructions in the accompanying joint proxy statement/prospectus or by marking, dating, signing and returning the accompanying proxy card as promptly as possible.

Paul C. Gracey, Jr.
Senior Vice President, General Counsel and Secretary
[—], 2011

i

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETINGS

Q1: Why am I receiving this document?

A: This document is being delivered to you because you are either a shareholder of AGL Resources Inc. (sometimes referred to as AGL Resources), a shareholder of Nicor Inc. (sometimes referred to as Nicor), or both, and AGL Resources and Nicor are each holding a special shareholders meeting in connection with the proposed merger of a wholly owned subsidiary of AGL Resources into Nicor, with Nicor as the surviving corporation (sometimes referred to as the merger). Immediately thereafter, the surviving corporation will merge into a wholly owned limited liability company of AGL Resources, with the limited liability company surviving as a wholly owned subsidiary of AGL Resources.

AGL Resources shareholders are being asked to approve at a special shareholders meeting the issuance of shares of AGL Resources common stock as contemplated by the Agreement and Plan of Merger (sometimes referred to as the merger agreement), dated as of December 6, 2010, by and among AGL Resources, Apollo Acquisition Corp., Ottawa Acquisition LLC and Nicor, an amendment to the amended and restated articles of incorporation of AGL Resources, as amended (sometimes referred to as AGL Resources’ amended and restated articles of incorporation) to increase the number of directors that may serve on the board of directors of AGL Resources (sometimes referred to as the AGL Resources Board) from 15 to 16 directors and a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares and/or the amendment to AGL Resources’ amended and restated articles of incorporation. Nicor shareholders are being asked to approve at a special shareholders meeting the merger agreement, and thereby approve the merger, and a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement. The approval of both (i) the issuance of shares of AGL Resources common stock and (ii) the amendment to AGL Resources’ amended and restated articles of incorporation by AGL Resources shareholders, is sometimes referred to as the AGL Resources shareholder approval, and the approval of the merger agreement by Nicor shareholders, thereby approving the merger, is sometimes referred to as the Nicor shareholder approval.

This document is serving as both a joint proxy statement of AGL Resources and Nicor and a prospectus of AGL Resources. It is a joint proxy statement because it is being used by each of the boards of directors of AGL Resources and Nicor to solicit proxies from their respective shareholders. It is a prospectus because AGL Resources is offering shares of its common stock in exchange for shares of Nicor common stock, as well as cash, if the merger is completed. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus.

Q2: What do I need to do now?

A: After you carefully read this joint proxy statement/prospectus, please respond by submitting your proxy by telephone, by the Internet or by completing, signing, dating and returning your signed proxy card(s) in the enclosed prepaid return envelope(s), as soon as possible, so that your shares may be represented at your special meeting. In order to assure that your vote is recorded, please vote your proxy as instructed on your proxy card(s) even if you currently plan to attend your special meeting in person.

Q3: Why is my vote important?

A: If you do not submit your proxy by telephone, the Internet, or return your signed proxy card(s) by mail or vote in person at your special meeting, it will be more difficult for AGL Resources and Nicor to obtain the necessary quorum to hold their respective special meetings and to obtain the shareholder approvals necessary for the completion of the merger. For the AGL Resources special meeting, the presence, in person or by proxy, of holders of a majority of the votes entitled to be cast constitutes a quorum for the transaction of business. For the Nicor special meeting, the holders of at least a majority of the total number of outstanding shares of Nicor common stock entitled to vote at the Nicor special meeting, excluding such shares as may be owned by Nicor, must be present in person or represented by proxy. If a quorum is not present at the AGL Resources special meeting or the Nicor special meeting, the shareholders of that company will not be able to take action on any of the proposals at that meeting.

In addition, for the AGL Resources proposal to approve an amendment to its amended and restated articles of incorporation to increase the number of directors that may serve on the AGL Resources Board from 15 to 16 directors, a majority of the outstanding shares entitled to vote on such matter must approve such proposal, thus a failure to vote will have the same effect as a vote AGAINST such proposal. While a failure to vote for the proposal to approve the issuance of shares of AGL Resources common stock will not affect the outcome of the proposal, it will make it more difficult to meet the New York Stock Exchange (sometimes referred to as the NYSE) requirement that the total votes cast on such matter represent a majority of the shares of AGL Resources common stock outstanding and entitled to vote.

For the Nicor proposal to approve the merger agreement, a majority of the outstanding shares entitled to vote on such matter must approve such proposal, thus a failure to vote will have the same effect as a vote AGAINST the proposal.

Your vote is very important. AGL Resources and Nicor cannot complete the merger unless (i) AGL Resources shareholders approve both the share issuance and the amendment to AGL Resources’ amended and restated articles of incorporation to increase the number of directors that may serve on the AGL Resources Board (unless AGL Resources and Nicor agree to proceed and complete the merger without the amendment, as described below) and (ii) Nicor shareholders approve the merger agreement.

Q4: Why have AGL Resources and Nicor agreed to the merger?

A: AGL Resources and Nicor believe that the merger will provide substantial strategic and financial benefits to their shareholders, customers and the communities they serve, including, among others:

•	the combined company will be better positioned to compete in a consolidating industry where size and scale are increasingly important;

•	the combined company’s regulated utility business will have greater market and regulatory diversity;

•	the combined company will have substantial capital investment opportunities in its regulated operations;

•

combining the two companies’ non-regulated energy marketing businesses will create a stronger, more competitive, and better balanced growth platform with opportunities to capture operational efficiencies;

•

the merger will combine complementary areas of expertise of each company, allowing the combined company to draw upon the intellectual capital, technical expertise, processes, practices and experience of a deeper, more diverse workforce; and

•	the combined company will have a larger market capitalization, which is expected to enhance the equity market profile of the combined company.

Additional information on the reasons for the merger can be found below, beginning on page 62 for AGL Resources and on page 75 for Nicor.

Q5: When do you expect the merger to be completed?

A: AGL Resources and Nicor hope to complete the merger as soon as reasonably practicable, subject to receipt of necessary regulatory approvals and the shareholder approvals, which are the subject of the AGL Resources and Nicor special meetings. AGL Resources and Nicor currently expect that the transaction will be completed in the second half of 2011. However, AGL Resources and Nicor cannot predict when regulatory review will be completed, whether regulatory or shareholder approval will be received or the potential terms and conditions of any regulatory approval that is received. In addition, the satisfaction of certain other conditions to the merger, some of which are outside of the control of AGL Resources and Nicor, could require the companies to complete the merger in 2012 or not to complete it at all. For a discussion of the conditions to the completion of the merger and of the risks associated with obtaining regulatory approvals in connection with the merger, see “The Merger Agreement—Conditions to the Merger” beginning on page 126 and “The Proposed Merger—Regulatory Matters Relating to the Merger” beginning on page 96.

Q6: How will my proxy be voted?

A: If you vote by telephone, by the Internet or by completing, signing, dating and returning your signed proxy card(s), your proxy will be voted in accordance with your instructions. If other matters are properly brought before the special meetings, or any adjourned meetings, your proxy includes discretionary authority on the part of the individuals appointed to vote your shares to act on those matters according to their best judgment.

AGL Resources. If you are an AGL Resources shareholder of record and submit your proxy but do not indicate how you want to vote, your shares will be voted FOR the proposal to approve the issuance of shares of AGL Resources common stock pursuant to the merger agreement, FOR the proposal to amend the amended and restated articles of incorporation to increase the number of directors that may serve on the AGL Resources Board from 15 to 16 directors and FOR the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares and/or the amendment to AGL Resources’ amended and restated articles of incorporation.

Nicor. If you are a Nicor shareholder of record and submit your proxy but do not indicate how you want to vote, your shares will be voted FOR the proposal to approve the merger agreement and FOR the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement.

Q7: May I vote in person?

A: Yes. If you are a shareholder of record of AGL Resources common stock as of April 18, 2011, or of Nicor common stock as of April 18, 2011, you may attend your special meeting and vote your shares in person, instead of submitting your proxy by telephone, by the Internet or returning your signed proxy card(s). However, AGL Resources and Nicor highly recommend that you vote in advance by submitting your proxy by telephone, via the Internet or by mail, even if you plan to attend the special meeting of your company.

Q8: What are the votes required to approve the proposals?

A: AGL Resources.

•

Approval of the proposal respecting the issuance of shares of AGL Resources common stock as contemplated by the merger agreement requires the affirmative vote of the holders of a majority of the shares of AGL Resources common stock represented at the AGL Resources special meeting and entitled to vote thereon, provided that a majority of the outstanding shares of AGL Resources common stock is present and votes on the proposal.

•

Approval of the proposal respecting the amendment to AGL Resources’ amended and restated articles of incorporation to increase the number of directors that may serve on the AGL Resources Board from 15 to 16 directors requires approval by a majority of the votes entitled to be cast on the proposal.

•

Approval of the proposal respecting the adjournment of the AGL Resources shareholders meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares and/or the amendment to AGL Resources’ amended and restated articles of incorporation requires that the number of votes cast in favor of the proposal exceeds the votes cast opposing the proposal.

Nicor.

•	Approval of the proposal to adopt the merger agreement requires the affirmative vote of the holders of a majority of the shares of Nicor common stock outstanding and entitled to vote on such proposal.

•

Approval of the proposal respecting the adjournment of the special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement requires the affirmative vote of the holders of a majority of the shares of Nicor common stock represented at the meeting and entitled to vote on such proposal.

Q9: If I am a record holder of my shares, what happens if I abstain from voting or I don’t submit a proxy (whether by returning my proxy card or submitting my proxy by telephone or via the Internet) or attend my special meeting to vote in person?

A: AGL Resources.

•

For the proposal to approve the issuance of shares of AGL Resources common stock as contemplated by the merger agreement, an abstention will be counted as present in person or represented by proxy and entitled to vote at the AGL Resources special meeting, and as a vote cast, and, therefore, will have the same effect as a vote AGAINST such proposal. A failure to vote is not counted as a vote cast, and as such, will not otherwise have an effect on the outcome of the vote for the proposal, but it will make it more difficult to meet the NYSE requirement that the total votes cast on this proposal represent a majority of the outstanding shares of AGL Resources common stock present and entitled to vote on the proposal.

•

For the proposal to approve an amendment to AGL Resources’ amended and restated articles of incorporation to increase the number of directors that may serve on the AGL Resources Board from 15 to 16 directors, an abstention or a failure to vote will have the same effect as a vote AGAINST such proposal.

•	For the proposal to adjourn the AGL Resources special meeting, if necessary, an abstention or a failure to vote will not have an effect on the outcome of the vote for the proposal.

Nicor.

•	For the proposal to approve the merger agreement, an abstention or a failure to vote will have the same effect as a vote AGAINST the proposal.

•	For the proposal to adjourn the Nicor special meeting, if necessary, an abstention or a failure to vote will not have an effect on the outcome of the vote for the proposal.

Q10: What if my shares are held in “street name”?

A: If some or all of your shares of AGL Resources and/or Nicor are held in “street name” by your broker, you must provide your broker with instructions on how to vote your shares; otherwise, your broker will not be able to vote your shares on any of the proposals before the special meeting.

As a result of the foregoing, please be sure to provide your broker with instructions on how to vote your shares. Please check the voting form used by your broker to see if it offers telephone or Internet submission of proxies.

Q11: What if I fail to instruct my broker?

A: Under the listing requirements of the NYSE, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine.” Accordingly, a broker non-vote occurs when the broker is not permitted to vote on an item without instruction from the beneficial owner of shares of common stock and the beneficial owner gives no instruction as to voting of the shares.

AGL Resources. Under NYSE rules, it is expected that your broker or bank does not have discretionary authority to vote your shares on the proposal to approve the issuance of shares of AGL Resources common stock as contemplated by the merger agreement, the proposal to approve an amendment to AGL Resources’ amended and restated articles of incorporation to increase the number of directors that may serve on the AGL Resources Board from 15 to 16 directors or the proposal to adjourn the AGL Resources special meeting, if necessary. Therefore, if you are an AGL Resources shareholder and you do not instruct your broker on how to vote your shares:

•

your broker may not vote your shares on the proposal to approve the issuance of shares of AGL Resources common stock as contemplated by the merger agreement, which broker non-votes will have no effect on the vote on this proposal, provided that a majority of the outstanding shares of AGL Resources common stock is present and votes on the proposal (with broker non-votes not counting as votes cast for this purpose);

•

your broker may not vote your shares on the proposal to approve an amendment to AGL Resources’ amended and restated articles of incorporation to increase the number of directors that may serve on the AGL Resources Board from 15 to 16 directors, which broker non-votes will have the same effect as a vote AGAINST such proposal; and

•

your broker may not vote your shares on the proposal to adjourn AGL Resources’ special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares and/or the amendment to AGL Resources’ amended and restated articles of incorporation, which will have no effect on the outcome of the proposal.

Nicor. Under NYSE rules, it is expected that your broker or bank does not have discretionary authority to vote your shares on the proposal to approve the merger agreement or the proposal to adjourn the Nicor special meeting, if necessary. Therefore, if you are a Nicor shareholder and you do not instruct your broker on how to vote your shares:

•	your broker may not vote your shares on the proposal to approve the merger agreement, which broker non-votes will have the same effect as a vote AGAINST such proposal; and

•

your broker may not vote your shares on the proposal to adjourn Nicor’s special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement, which will have no effect on the outcome of the proposal.

See “Information About the AGL Resources Special Meeting and Vote—Broker Non-Votes” beginning on page 42, and “Information About the Nicor Special Meeting and Vote—Broker Non-Votes” beginning on page 47, for more detail on the impact of a broker non-vote.

Q12: Who will count the votes?

A: For the AGL Resources proposals, representatives of Broadridge Financial Solutions, Inc. will serve as inspector of elections, count all the proxies or ballots submitted and report the votes at the special meeting. Whether you vote your shares by Internet, telephone or mail, your vote will be received directly by Broadridge Financial Solutions, Inc.

For the Nicor proposals, certain employees of Nicor will serve as inspector of elections, count all the proxies or ballots submitted and report the votes at the special meeting. Whether you vote your shares by Internet, telephone or mail, your vote will be received directly by Broadridge Financial Solutions, Inc.

Q13: What does it mean if I receive more than one set of materials?

A: This means you own shares of both AGL Resources and Nicor or you own shares of AGL Resources or Nicor that are registered under different names. For example, you may own some shares directly as a shareholder of record and other shares through a broker or you may own shares through more than one broker. In these situations, you may receive multiple sets of proxy materials. It is necessary for you to vote, sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the proxy cards you receive in order to vote all of the shares you own. Each proxy card you receive will come with its own prepaid return envelope; if you vote by mail, make sure you return each proxy card in the return envelope which accompanied that proxy card.

Q14: How do I vote if my shares are held in 401(k) plans?

A: If your AGL Resources shares are held in the Retirement Savings Plus Plan, only the trustee of the plan can vote your plan shares even if you attend the special meeting in person. The plan trustee will vote your shares in accordance with your telephone, internet or written proxy vote. Please follow the instructions on your proxy card.

If your Nicor shares are held in a Nicor 401(k) plan, only the trustee of the plan can vote your plan shares even if you attend the special meeting in person. The plan trustee will vote your shares in accordance with your telephone, internet or written proxy vote. Please follow the instructions on your proxy card. With respect to Nicor shares held in a Nicor 401(k) plan for which no voting instructions are received, the plan trustee will vote such shares in the same proportion as it votes plan shares with respect to which it has received voting instructions unless the plan trustee determines that to do so would be inconsistent with Title I of ERISA.

Q15: Can I revoke my proxy and change my vote?

A: Yes. You have the right to revoke your proxy at any time prior to the time your shares are voted at your special meeting. If you are a shareholder of record, your proxy can be revoked in several ways:

•	by entering a new vote by telephone or the Internet;

•	by delivering a written revocation to your company’s Corporate Secretary prior to the special meeting;

•	by submitting another valid proxy bearing a later date that is received prior to your special meeting; or

•	by attending your special meeting and voting your shares in person.

However, if your shares are held in “street name” through a broker, nominee, fiduciary or other custodian, you must check with your broker, nominee, fiduciary or other custodian to determine how to revoke your proxy.

Q16: When and where are the special meetings?

A: The AGL Resources special meeting will take place on June 14, 2011, at 10:00 a.m., local time, at AGL Resources’ corporate headquarters, Ten Peachtree Place, Atlanta, Georgia 30309. The Nicor special meeting will take place on June 14, 2011, at 10:00 a.m., local time, at Chase Tower, Plaza Level, 10 South Dearborn Street, Chicago, Illinois 60603.

Q17: What must I bring to attend the special meetings?

A: Admittance to the AGL Resources special meeting will require the admission ticket that is attached to your proxy and a valid photo identification. Attendance at the meeting will be limited to shareholders of record as of the record date and one guest per shareholder, and to guests of AGL Resources. Shareholders whose shares are held in “street name” by a broker, nominee, fiduciary or other custodian should bring with them a legal proxy or a recent brokerage statement or letter from the street name holder confirming their beneficial ownership of shares, together with a valid picture identification. If your shares are registered in your name on the books kept by AGL Resources’ transfer agent or your shares are held as a 401(k) plan share, your admission ticket is part of your proxy card or may be printed from the Internet when you vote online.

Admittance to the Nicor special meeting will require the admission ticket that is attached to your proxy (or other proof of stock ownership) and a valid photo identification. Attendance at the meeting will be limited to shareholders of record as of the record date and one guest per shareholder, and to guests of Nicor. Shareholders whose shares are held in “street name” by a broker, nominee, fiduciary or other custodian should bring with them a legal proxy or a recent brokerage statement or letter from the street name holder confirming their beneficial ownership of shares, together with a valid picture identification.

Q18: Should I send in my stock certificates now?

A: No. After the merger is completed, AGL Resources will send former Nicor shareholders written instructions for exchanging their Nicor stock certificates for stock certificates of AGL Resources. AGL Resources shareholders will keep their existing stock certificates.

Q19: Are there risks I, as an AGL Resources shareholder, should consider in deciding to vote on the issuance of shares of AGL Resources common stock as contemplated by the merger agreement and the amendment to AGL Resources’ amended and restated articles of incorporation or, as a Nicor shareholder, should consider in deciding to vote on the approval of the merger agreement?

A: Yes. In evaluating the issuance of shares of AGL Resources common stock as contemplated by the merger agreement, the amendment to AGL Resources’ amended and restated articles of incorporation or the merger agreement and the merger, you should carefully read this joint proxy statement/prospectus, including the factors discussed in the section entitled “Risk Factors” beginning on page 27 of this joint proxy statement/prospectus.

Q20: Who can answer any questions I may have about the special meetings or the merger?

A: AGL Resources shareholders may call Alliance Advisors, LLC, AGL Resources’ proxy solicitor for the special meeting, toll-free at (877) 777-4999. Nicor shareholders may call Georgeson Inc., Nicor’s proxy solicitor for the special meeting, toll-free at (866) 628-6023.

SUMMARY

This summary highlights selected information contained in this joint proxy statement/prospectus with respect to the merger and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger agreement, you should carefully read this entire joint proxy statement/prospectus and the documents to which AGL Resources and Nicor refer you. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 168. AGL Resources and Nicor have included in this summary references to other portions of this joint proxy statement/prospectus to direct you to a more complete description of the topics presented, which you should review carefully in their entirety.

The Companies Involved in the Merger (see page 39)

AGL Resources Inc.

Ten Peachtree Place, NE

Atlanta, Georgia 30309

(404) 584-3000

AGL Resources is an energy services holding company, headquartered in Atlanta, Georgia, whose principal business is the distribution of natural gas in six states: Florida, Georgia, Maryland, New Jersey, Tennessee and Virginia. AGL Resources operates six utilities which, combined, serve approximately 2.3 million end-use customers, making it the largest distributor of natural gas in the southeastern and mid-Atlantic regions of the United States based on customer count. AGL Resources is also involved in various related businesses, including retail natural gas marketing to end-use customers in Georgia, Ohio and Florida; natural gas asset management and related logistics activities for its own utilities as well as for other nonaffiliated companies; natural gas storage arbitrage and related activities; and the development and operation of high-deliverability underground natural gas storage assets.

Additional information about AGL Resources and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 168.

Nicor Inc.

1844 Ferry Road

Naperville, Illinois 60563

(630) 305-9500

Nicor, an Illinois corporation formed in 1976, is a holding company and is a member of the Standard & Poor’s 500 Index. Its primary business is Nicor Gas, one of the nation’s largest natural gas distribution companies. Nicor also owns Tropical Shipping, a containerized shipping business serving the Caribbean region and the Bahamas. In addition, Nicor owns several energy-related businesses, including Nicor Services, Nicor Solutions and Nicor Advanced Energy, which provide energy-related products and services to retail markets, Nicor Enerchange, a wholesale natural gas marketing company and Central Valley, which is developing a natural gas storage facility. Nicor also has equity interests in a cargo container leasing business, a FERC-regulated natural gas pipeline and certain affordable housing investments. For more information, visit the Nicor website at www.nicor.com.

Additional information about Nicor and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 168.

The Proposed Merger (see page 51)

Under the terms of the merger agreement, Apollo Acquisition Corp. (sometimes referred to as Merger Sub), a wholly owned subsidiary of AGL Resources formed for the purpose of the merger, will merge with and into Nicor. As a result, Nicor will survive the merger and will become a wholly owned subsidiary of AGL Resources upon completion of the merger. Immediately after the merger, Nicor will merge with and into Ottawa Acquisition LLC (sometimes referred to as Merger LLC or the surviving entity), a wholly owned subsidiary of AGL Resources formed for the purpose of the merger, and Merger LLC will continue to exist as a wholly owned subsidiary of AGL Resources (sometimes referred to as the subsequent merger). Merger Sub and Merger LLC are sometimes referred to as the acquisition subsidiaries and the two mergers are sometimes referred to as the transaction.

The merger will be completed only after the satisfaction or waiver of the conditions to the completion of the merger discussed below.

The merger agreement is attached as Annex A to this joint proxy statement/prospectus. AGL Resources and Nicor encourage you to read the merger agreement carefully and fully, as it is the legal document that governs the merger.

Effects of the Merger; Merger Consideration (see page 51)

Common Stock

Except as described below, subject to the terms and conditions of the merger agreement, at the effective time of the merger, each share of Nicor common stock issued and outstanding immediately prior to the effective time of the merger (other than dissenting shares) will be converted into the right to receive (i) $21.20 in cash and (ii) 0.8382 of a share of AGL Resources common stock, subject to adjustment for certain changes in AGL Resources common stock or Nicor common stock such as reclassifications or stock splits (sometimes referred to as the exchange ratio).

However, if the aggregate value of all shares of AGL Resources common stock that would be issued pursuant to the merger (sometimes referred to as the total stock consideration), calculated based on the price of AGL Resources common stock on the date the merger agreement was executed (which was $37.13), is less than 40% of the sum of the total stock consideration plus the total amount of cash paid to Nicor shareholders, including cash paid in lieu of fractional shares and deemed paid in respect of dissenting shares (which sum is sometimes referred to as the total merger consideration), then the exchange ratio will be increased, and the amount of cash paid per share of Nicor common stock will be correspondingly decreased, until the total stock consideration equals 40% of the total merger consideration. The adjustment will be made as follows: for each 0.0001 increase to the exchange ratio that is made, the amount of cash paid per share of Nicor common stock will be reduced by the product of 0.0001 multiplied by $37.13. For purposes of the adjustment described above, the cash deemed paid in respect of dissenting shares will be $53.00.

The adjustment mechanism referenced in the preceding paragraph is intended to ensure that the transaction satisfies the “continuity of interest” requirement for a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. This requirement generally should be satisfied if the AGL Resources common stock issued in the transaction to Nicor shareholders represents at least 40% of the value of the total consideration received by Nicor shareholders in the transaction, as determined under applicable United States Treasury regulations. For a discussion of the United States federal income tax consequences of the merger, see “The Proposed Merger—Material United States Federal Income Tax Consequences of the Transaction” beginning on page 93 of this joint proxy statement/prospectus.

Should such adjustment to the exchange ratio be made, AGL Resources and Nicor will each disclose the adjustment on a current report on Form 8-K and in a press release. Additionally, AGL Resources will send a written notification of the change in the exchange ratio to each shareholder of Nicor whose shares are converted into the right to receive the merger consideration with the letter of transmittal that will be mailed to each of those shareholders immediately after the effective time of the merger.

AGL Resources will not issue any fractional shares in connection with the merger. Instead, each holder of Nicor common stock who would otherwise be entitled to receive a fraction of a share of AGL Resources common stock (after taking into account all shares of Nicor common stock owned by a holder at the effective time of the merger) will receive cash, without interest, rounded down to the nearest cent, in an amount equal to the fractional share to which such holder would otherwise be entitled multiplied by the average of the closing sale prices of AGL Resources common stock on the NYSE, as reported in The Wall Street Journal for each of the 20 consecutive trading days ending with the fifth complete trading day prior to the closing date.

The merger consideration represented a value of $53.00 based on the volume-weighted average price for AGL Resources common stock on the NYSE for the 20 trading days ended December 1, 2010. This represents a premium of approximately 22% to the closing stock price of Nicor on December 1, 2010, and an approximately 17% premium to the volume-weighted average stock price of Nicor over the last 20 trading days ending December 1, 2010. The value of the consideration to be received by Nicor shareholders will fluctuate with changes in the price of AGL Resources common stock. The merger consideration represented a value of $54.92 based on the closing price of AGL Resources common stock on the NYSE on April 25, 2011. This represents a premium of approximately 26% to the closing stock price of Nicor on December 1, 2010, and an approximately 21% premium to the volume-weighted average stock price of Nicor over the last 20 trading days ending December 1, 2010. AGL Resources and Nicor urge you to obtain current market quotations for AGL Resources and Nicor common stock.

Treasury Shares; Shares Owned by AGL Resources

Immediately prior to the effective time of the merger, each share of Nicor common stock (i) held as a treasury share by Nicor, (ii) owned of record by any subsidiary of Nicor, or (iii) owned of record by AGL Resources, Merger Sub or any of their respective wholly owned subsidiaries will, in each case, be canceled and cease to exist, and no consideration will be delivered in exchange for those shares.

AGL Resources Shareholders Will Not Have Dissenters’ Rights in Connection with the Merger

(see page 43)

Under Georgia law, AGL Resources shareholders are not entitled to dissenters’ rights in connection with the issuance of shares of AGL Resources common stock as contemplated by the merger agreement and the amendment to AGL Resources’ amended and restated articles of incorporation to increase the number of directors that may serve on the AGL Resources Board from 15 to 16 directors. It is anticipated that AGL Resources shares will continue to be traded on the NYSE during the pendency of and following the effectiveness of the merger, and AGL Resources is not one of the constituent corporations to the merger.

Nicor Shareholders Will Have Dissenters’ Rights in Connection with the Merger (see page 47)

Under Illinois law, Nicor shareholders have dissenters’ rights in connection with the merger. Therefore, a shareholder of Nicor may elect to be paid for such shareholder’s shares in accordance with the procedures set forth in the Illinois Business Corporation Act of 1983, as amended (sometimes referred to as the IBCA). The full text of Article 11 of the IBCA is reprinted in its entirety as Annex B to this joint proxy statement/prospectus. See “Information About the Nicor Special Meeting and Vote—Dissenters’ Rights” beginning on page 47.

Treatment of Nicor Stock Options, Restricted Stock, Restricted Stock Units and Stock Plans (see page 109)

Immediately prior to the effective time of the merger, each outstanding option to purchase Nicor common stock will be cancelled and in exchange therefor, former holders of Nicor stock options will be entitled to receive a cash payment in an amount equal to (i) the product of (A) the number of shares of Nicor common stock subject to the option and (B) the excess, if any, of (1) the value of the merger consideration, based on the volume-weighted average price of AGL Resources common stock on the business day immediately preceding the closing date of the merger over (2) the exercise price per share subject to the option, less (ii) withholding with respect to any applicable taxes.

Each share of Nicor restricted stock outstanding immediately prior to the merger will vest in full and all restrictions will lapse and, as of the effective time of the merger, will entitle the holder to receive the merger consideration, less withholding with respect to applicable taxes.

Each restricted stock unit of Nicor outstanding immediately prior to the merger will be cancelled and, in exchange therefor, former holders of Nicor restricted stock units will be entitled to receive a cash payment in an amount equal to the value of the merger consideration, based on the volume-weighted average price of AGL Resources common stock on the business day immediately preceding the closing date of the merger multiplied by the number of shares of Nicor common stock subject to such restricted stock unit, less withholding with respect to applicable taxes. Such cash will be payable in accordance with the terms of the restricted stock unit.

After the effective time of the merger, all Nicor equity plans will be terminated and no further options, restricted stock or restricted stock units or other rights with respect to shares of Nicor common stock will be granted pursuant to such equity plans.

Dividends (see page 134)

During 2010, AGL Resources declared quarterly cash dividends of $0.44 per share of common stock, or $1.76 annually, and Nicor declared quarterly cash dividends of $0.465 per share of common stock, or $1.86 annually. On February 8, 2011, AGL Resources increased its dividend rate to $0.45 per share of common stock quarterly, or $1.80 annually, effective for the dividend payable March 1, 2011. Under the terms of the merger agreement, AGL Resources and Nicor have agreed to coordinate the declaration and payment of dividends in respect of each party’s common stock including the record dates and payment dates relating thereto. It is the intent of AGL Resources and Nicor that no shareholder of either company will receive two dividends, or fail to receive one dividend, for any single calendar quarter (or portion thereof) with respect to its shares of AGL Resources common stock and/or Nicor common stock. AGL Resources and Nicor intend that the first quarterly dividend paid to the holders of AGL Resources common stock (including former holders of Nicor common stock) following the effective time of the merger will be paid in accordance with AGL Resources’ dividend policy, and in no event later than the first record date for the payment of dividends after the closing date of the merger. This would represent an anticipated dividend accretion of approximately 35% for Nicor’s shareholders.

Material United States Federal Income Tax Consequences of the Transaction (see page 93)

AGL Resources and Nicor expect that the merger and the subsequent merger, taken together as a single integrated transaction, will qualify as a “reorganization” for United States federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code and that each of AGL Resources and Nicor will be a party to the “reorganization,” and it is a condition to the consummation of the merger that each of AGL Resources and Nicor receive an opinion from legal counsel to that effect. If the transaction qualifies as a “reorganization,” a Nicor shareholder generally will recognize gain (but not loss), determined separately for each identifiable block of shares of Nicor common stock (generally, Nicor common stock acquired at different prices or at different times) that is exchanged in the transaction, in an amount equal to the lesser of (i) the amount of cash received in the transaction with respect to such block, excluding any cash received in lieu of a fractional share of AGL Resources common stock and (ii) the excess, if any, of (a) the sum of the amount of such cash and the fair market value of the AGL Resources common stock received in the transaction with respect to such block over (b) the Nicor shareholder’s tax basis in its shares of Nicor common stock in such block.

A Nicor shareholder generally will recognize gain or loss with respect to cash received in lieu of a fractional share of AGL Resources common stock in the transaction measured by the difference, if any, between the amount of cash received and the tax basis in such fractional share.

Nicor shareholders are urged to read the discussion in the section entitled “The Proposed Merger—Material United States Federal Income Tax Consequences of the Transaction” beginning on page 93 of this joint proxy statement/prospectus and to consult their tax advisors as to the United States federal income tax consequences of the transaction, as well as the effects of state, local and non-United States tax laws.

Approvals Required by AGL Resources and Nicor Shareholders to Complete the Merger (see pages 42 and 46)

A shareholder will be deemed “present” at the special meeting by proxy if the shareholder has returned a proxy by mail, by telephone, or via the Internet (even if the proxy contains no instructions as to voting, abstains from voting, or constitutes a broker “non-vote”). If you do not return your proxy card or submit your proxy by telephone, via the Internet or vote in person at the AGL Resources special meeting or Nicor special meeting, your vote will not be counted and it will be less likely that a quorum to conduct business at the AGL Resources special meeting or Nicor special meeting will be obtained and that the vote necessary for approval of the proposals will be obtained.

For AGL Resources Shareholders

•

Approval of the proposal respecting the issuance of shares of AGL Resources common stock as contemplated by the merger agreement requires the affirmative vote of the holders of a majority of the shares of AGL Resources common stock represented at the AGL Resources special meeting and entitled to vote thereon, provided that a majority of the outstanding shares of AGL Resources common stock is present and votes on the proposal.

•

Approval of the proposal respecting the amendment to AGL Resources’ amended and restated articles of incorporation to increase the number of directors that may serve on the AGL Resources Board from 15 to 16 directors requires approval by a majority of the votes entitled to be cast on the proposal.

•

Approval of the proposal respecting the adjournment of the AGL Resources shareholders meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares and/or the amendment to AGL Resources’ amended and restated articles of incorporation requires that the number of votes cast in favor of the proposal exceeds the votes cast opposing the proposal.

AGL Resources’ directors and executive officers beneficially owned 405,532 shares of AGL Resources common stock on April 18, 2011, the record date for the special meeting. These shares represent in total 0.5% of the total voting power of AGL Resources’ voting securities outstanding and entitled to vote as of the record date. AGL Resources currently expects that AGL Resources’ directors and executive officers will vote their shares in favor of all the proposals to be voted on at the special meeting, although none of them has entered into any agreements obligating them to do so.

AGL Resources cannot complete the merger unless AGL Resources shareholders approve both the proposal to approve the issuance of shares of AGL Resources common stock as contemplated by the merger agreement and the proposal to approve the amendment to AGL Resources’ amended and restated articles of incorporation to increase the number of directors that may serve on the AGL Resources Board from 15 to 16 directors. In the event that AGL Resources shareholders do not approve the amendment, AGL Resources and Nicor may agree to waive the requirement that this approval be obtained and nonetheless proceed with the merger, however, there can be no assurance that AGL Resources and Nicor would agree to waive this condition.

For Nicor Shareholders

•	Approval of the proposal to adopt the merger agreement requires the affirmative vote of the holders of a majority of the shares of Nicor common stock outstanding and entitled to vote on such proposal.

•

Approval of the proposal respecting the adjournment of the special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement requires the affirmative vote of the holders of a majority of the shares of Nicor common stock represented at the meeting and entitled to vote on such proposal.

Nicor’s directors and executive officers beneficially owned 1,005,723 shares of Nicor common stock on April 18, 2011, the record date for the special meeting. These shares represent in total 2.2% of the total voting power of Nicor’s voting securities outstanding and entitled to vote as of the record date. Nicor currently expects that Nicor’s directors and executive officers will vote their shares in favor of all the proposals to be voted on at the special meeting, although none of them has entered into any agreements obligating them to do so.

Nicor cannot complete the merger unless Nicor shareholders approve the proposal to adopt the merger agreement.

Recommendations of the AGL Resources Board (see page 62)

The AGL Resources Board has reviewed and considered the terms of the merger and the merger agreement and has unanimously determined that the merger, including the issuance of shares of AGL Resources common stock and the increase in the number of directors on the AGL Resources Board, as contemplated by the merger agreement, is fair to and in the best interests of AGL Resources and its shareholders and unanimously recommends that AGL Resources shareholders vote FOR the proposal to approve the issuance of shares of AGL Resources common stock as contemplated by the merger agreement, FOR the proposal to amend AGL Resources’ amended and restated articles of incorporation to increase the number of directors that may serve on the AGL Resources Board from 15 to 16 directors and FOR the proposal to adjourn AGL Resources’ special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares and/or the amendment to AGL Resources’ amended and restated articles of incorporation.

Recommendations of the Nicor Board (see page 75)

The board of directors of Nicor (sometimes referred to as the Nicor Board) has reviewed and considered the terms of the merger and the merger agreement and the directors present unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Nicor’s shareholders and recommend that Nicor shareholders vote FOR the proposal to approve the merger agreement and thereby approve the merger. The Nicor Board also recommends that you vote FOR the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement.

Opinion of AGL Resources’ Financial Advisor (see page 67)

Goldman, Sachs & Co. (sometimes referred to as Goldman Sachs) delivered its opinion to the AGL Resources Board that, as of December 6, 2010 and based upon and subject to the factors and assumptions set forth therein, the $21.20 in cash and 0.8382 of a share of AGL Resources common stock to be paid by AGL Resources in respect of each share of Nicor common stock pursuant to the merger agreement was fair from a financial point of view to AGL Resources.

The full text of the written opinion of Goldman Sachs, dated as of December 6, 2010, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex D to this joint proxy statement/prospectus. Goldman Sachs provided its opinion for the information and assistance of the AGL Resources Board in connection with its consideration of the transaction contemplated by the merger agreement. The Goldman Sachs opinion is not a recommendation as to how any holder of AGL Resources common stock should vote with respect to the transaction contemplated by the merger agreement or any other matter. Pursuant to an engagement letter between AGL Resources and Goldman Sachs, AGL Resources has agreed to pay Goldman Sachs a transaction fee of $16.0 million, a significant portion of which is contingent upon consummation of the transaction contemplated by the merger agreement.

Opinion of Nicor’s Financial Advisor (see page 80)

At the meeting of the Nicor Board on December 6, 2010, J.P. Morgan Securities LLC (sometimes referred to as J.P. Morgan), rendered its oral opinion, subsequently confirmed in writing, to the Nicor Board that, as of such date, and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the merger consideration to be paid to the holders of shares of Nicor common stock in the merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan dated as of December 6, 2010, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken in connection with its opinion, is included as Annex E to this proxy statement/prospectus and is incorporated herein by reference. J.P. Morgan provided its opinion for the information of the Nicor Board in connection with and for the purposes of its evaluation of the transactions contemplated by the merger agreement. J.P. Morgan’s written opinion addresses only the consideration to be paid to the holders of shares of Nicor common stock in the merger, and does not address any other matter. J.P. Morgan’s opinion does not constitute a recommendation to any shareholder of Nicor as to how such shareholder should vote with respect to the merger or any other matter. J.P. Morgan has acted as financial advisor to Nicor with respect to the proposed merger and will receive a fee of approximately $13 million for its services, a principal portion of which is contingent upon completion of the merger. For a more complete description of J.P. Morgan’s opinion, see “The Proposed Merger—Opinion of Nicor’s Financial Advisor” beginning on page 80. See also Annex E to this joint proxy statement/prospectus.

Debt Financing (see page 160)

In connection with the transactions contemplated by the merger agreement, AGL Capital Corporation, a Nevada corporation and a wholly owned subsidiary of AGL Resources (sometimes referred to as the borrower), entered into a Bridge Term Loan Credit Agreement (sometimes referred to as the Bridge Facility) on December 21, 2010, among the borrower, AGL Resources, as guarantor, Goldman Sachs Bank USA (sometimes referred to as GS Bank), as agent and the lenders party thereto (sometimes referred to as the lenders), pursuant to which, subject to certain conditions and limitations, the lenders agreed to provide loans to the borrower in an aggregate principal amount of $1.05 billion. In connection with the borrower’s issuance of senior notes in the aggregate principal amount of $500 million and pursuant to the terms of the Bridge Facility, the aggregate principal amount of the Bridge Facility has been reduced to approximately $852 million. If AGL Capital Corporation chooses to borrow under the Bridge Facility, it is expected that the proceeds of the Bridge Facility

(or an allowable replacement financing thereof), will be used to fund the cash consideration for the transaction and to pay the fees and expenses incurred in connection with the Bridge Facility. AGL Resources and/or AGL Capital Corporation may issue debt securities, preferred stock, common equity, or other securities; bank loans; or other debt financings in lieu of all or a portion of the drawing under the Bridge Facility.

Completion of the Merger is Subject to Regulatory Clearance (see page 96)

To complete the merger, AGL Resources and Nicor must receive approval from and/or make filings with various federal and state regulatory authorities. The required statutory approvals include, among others: (i) the filing of notification and report forms with the Department of Justice (sometimes referred to as the DOJ) and the Federal Trade Commission (sometimes referred to as the FTC) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (sometimes referred to as the HSR Act), and expiration or early termination of any applicable waiting periods under the HSR Act; (ii) compliance with any applicable requirements of the Illinois Public Utilities Act, the Illinois Gas Storage Act, the Illinois Gas Pipeline Safety Act and the Illinois Gas Transmission Facilities Act (sometimes collectively referred to as the Illinois Statutes) including notice to and approval of, the Illinois Commerce Commission (sometimes referred to as the ICC); (iii) the approval of the California Public Utilities Commission (sometimes referred to as the CPUC) of a change in control over Central Valley Gas Storage, LLC (sometimes referred to as Central Valley); and (iv) approval of the Federal Communications Commission (sometimes referred to as the FCC) for the transfer of control over the FCC licenses of Northern Illinois Gas Company (sometimes referred to as Nicor Gas). See “The Proposed Merger—Regulatory Matters Relating to the Merger” beginning on page 96 of this joint proxy statement/prospectus for a discussion of the status of the regulatory approval process.

AGL Resources’ Articles Will Be Amended Following Completion of the Merger (see page 134)

AGL Resources is proposing to amend its amended and restated articles of incorporation to increase the number of directors that may serve on the AGL Resources Board from 15 to 16 directors, subject to shareholder approval. You should read the complete text of the amendment to AGL Resources’ amended and restated articles of incorporation substantially in the form to become effective upon completion of the merger, which is attached as Annex C to this joint proxy statement/prospectus in conjunction with this summary.

Interests of AGL Resources Directors (see page 102)

AGL Resources shareholders should be aware that AGL Resources directors may have interests in the merger that are different from, or in addition to, AGL Resources shareholders’ interests when they consider their board of directors’ recommendation that they vote (i) to approve the issuance of shares of AGL Resources common stock as contemplated by the merger agreement, (ii) to approve an amendment to AGL Resources’ amended and restated articles of incorporation to increase the number of directors that may serve on the AGL Resources Board from 15 to 16 directors and (iii) to adjourn AGL Resources’ special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares and/or the amendment to AGL Resources’ amended and restated articles of incorporation. Those interests include, among other things, the continuation of the 12 current AGL Resources directors (or others designated by AGL Resources) on the board of directors of the combined company.

As a result, the directors of AGL Resources may be more likely to recommend the approval of the proposals to be voted upon at the special meeting than if they did not have these interests.

Please see the section entitled “Additional Interests of AGL Resources’ and Nicor’s Directors and Executive Officers in the Merger” beginning on page 102.

Interests of Nicor Directors and Executive Officers (see page 103)

Nicor shareholders should be aware that Nicor’s directors and executive officers have interests in the merger that are in addition to those of Nicor shareholders generally. As a result, the directors and executive officers of Nicor may be more likely to recommend the approval of the proposals to be voted upon at the special meeting than if they did not have these interests. The Nicor Board was aware of and considered these potential interests, among other matters, in evaluating the merger agreement and the merger, and in recommending to you that you approve the merger agreement. Nicor’s shareholders should be aware of these interests when they consider the Nicor Board’s recommendation that they vote to approve the merger agreement and, thereby, the merger, and should refer to the section entitled “Additional Interests of AGL Resources’ and Nicor’s Directors and Executive Officers in the Merger” beginning on page  102.

Completion of the Merger is Subject to the Satisfaction of a Number of Conditions (see page 126)

Completion of the merger depends upon the satisfaction or waiver of a number of conditions, including, among others, the following:

•	receipt of the Nicor shareholder approval and the AGL Resources shareholder approval;

•	approval for listing on the NYSE of the shares of AGL Resources common stock issuable to Nicor shareholders pursuant to the merger agreement;

•	the absence of any order, decree, judgment, injunction or other ruling which prevents or prohibits the consummation of the merger or the subsequent merger;

•	expiration or early termination of the waiting period under the HSR Act;

•

receipt, at or prior to the effective time, of all required governmental approvals (including without limitation, approval from the ICC, the CPUC and the FCC), none of which shall include or impose any material adverse term (which is described in additional detail in the section entitled “The Proposed Merger—Regulatory Matters Relating to the Merger” beginning on page 96);

•	the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part, and there being no pending or threatened stop order relating thereto; and

•

the receipt of an opinion from each party’s counsel to the effect that, for United States federal income tax purposes, the merger and the subsequent merger, taken together as a single integrated transaction, and along with the other transactions effected pursuant to the merger agreement, will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and that each of AGL Resources and Nicor will be “a party to the reorganization” within the meaning of Section 368(b) of the Internal Revenue Code.

How the Merger Agreement May Be Terminated by AGL Resources and/or Nicor (see page 129)

Termination

The merger agreement may be terminated in accordance with its terms at any time prior to the effective time of the merger, whether before or after the Nicor shareholder approval or the AGL Resources shareholder approval:

•	by mutual written consent of AGL Resources and Nicor;

•	by AGL Resources or Nicor:

•

if the merger is not completed by December 30, 2011 (sometimes referred to as the initial outside date); provided that (i) if the 20-business day period following the date of the merger agreement in which AGL Resources has obtained certain financial information from Nicor to be used in connection with the marketing of AGL Resources’ debt financing related to the merger, as provided in the merger agreement, and all the conditions to closing of each party set forth in the merger agreement have been satisfied, subject to certain exceptions (sometimes referred to as the marketing period), has not been completed on or before December 17, 2011, the initial outside date will be extended until February 2, 2012; (ii) if on the initial outside date the condition to closing relating to receipt of all required governmental approvals has not been satisfied, but all other closing conditions have been waived or satisfied (or are otherwise capable of being satisfied at closing), then the initial outside date will be extended to July 2, 2012 (sometimes referred to as the extended outside date); and (iii) such right to terminate the merger agreement will not be available to a party whose failure to fulfill its obligations under the merger agreement has proximately contributed to the failure of the merger to be consummated;

•

if the Nicor shareholder approval is not obtained at the special meeting of Nicor shareholders, or at any adjournment of such meeting; provided that Nicor may not avail itself of such right to terminate the merger agreement if it has breached in any material respect any of its obligations under the merger agreement in any manner that could reasonably have caused the failure to obtain the Nicor shareholder approval;

•

if the AGL Resources shareholder approval is not obtained at the special meeting of AGL Resources shareholders, or at any adjournment of such meeting; provided that AGL Resources may not avail itself of such right to terminate the merger agreement if it has breached in any material respect any of its obligations under the merger agreement in any manner that could reasonably have caused the failure to obtain the AGL Resources shareholder approval;

•

if any court with competent jurisdiction or governmental entity has issued an order or taken any other action permanently enjoining, restraining or prohibiting the merger and such order or other action is final and non- appealable; provided that the party seeking to avail itself of such right to terminate will have used its reasonable best efforts to resist, resolve or lift such order or action; or

•

if the mutual conditions to effect the merger and (i) the conditions to AGL Resources’ obligation to effect the merger (in the case of a termination by Nicor) or (ii) the conditions to Nicor’s obligations to effect the merger (in the case of a termination by AGL Resources) are satisfied (other than those conditions that by their nature are to be satisfied at the closing of the merger, provided that such conditions are reasonably capable of being satisfied) and AGL Resources, Merger Sub or Merger LLC are unable to satisfy their obligation to effect the closing at such time because the financing or any alternative financing is not available, or AGL Resources and/or Merger Sub have not received the proceeds of the financing or any alternative financing and, in each case, AGL Resources and Merger Sub are otherwise in compliance with their obligations under the merger agreement related to obtaining financing or alternative financing; provided, however, that this termination right shall not be available to any party in material breach of its representations, warranties or covenants under the merger agreement, which breach was a proximate cause of the financing failure.

•

by AGL Resources, (i) at any time prior to the receipt of the Nicor shareholder approval, if (A) the Nicor Board effects a change of the Nicor board recommendation (whether or not in compliance with Nicor’s non-solicitation obligations under the merger agreement) or (B) Nicor enters into a merger agreement, letter of intent or other similar agreement relating to an acquisition proposal, or (ii) at any time prior to the receipt of the AGL Resources shareholder approval, if the AGL Resources Board accepts an AGL Resources superior proposal in compliance with AGL Resources’ obligations under the merger agreement, and AGL Resources pays the AGL Resources termination fee prior to or concurrently with such termination.

•

by Nicor, (i) at any time prior to the receipt of the AGL Resources shareholder approval, if (A) the AGL Resources Board effects a change of the AGL Resources board recommendation (in compliance with AGL Resources’ non-solicitation obligations under the merger agreement), (B) the AGL Resources Board effects a change of AGL Resources board recommendation in breach of its non-solicitation obligations or obligations to not effect a change of AGL Resources board recommendation under the merger agreement or (C) AGL Resources enters into a merger agreement, letter of intent or other similar agreement relating to an acquisition proposal in compliance with AGL Resources’ non-solicitation obligations under the merger agreement, or (ii) at any time prior to the receipt of the Nicor shareholder approval, if the Nicor Board accepts a Nicor superior proposal in compliance with Nicor’s obligations under the merger agreement, and Nicor pays the Nicor termination fee prior to or concurrently with such termination.

•

by AGL Resources (provided neither it nor Merger Sub is then in material breach of any of their material representations, warranties or covenants under the merger agreement), at any time prior to the effective time, if (i) there is a breach by Nicor of its representations, warranties or covenants under the merger agreement such that the conditions relating to the accuracy of Nicor’s representations and warranties and Nicor’s performance or compliance with its agreements would not reasonably be capable of being satisfied, (ii) AGL Resources has delivered written notice to Nicor of such breach and (iii) such breach is incapable of being cured or such breach is not cured in all material respects 30 days after delivery of AGL Resources’ notice to Nicor.

•

by Nicor (provided it is not then in material breach of any of its material representations, warranties or covenants under the merger agreement, other than a breach due solely to a financing failure), at any time prior to the effective time, if (i) there is a breach by AGL Resources or Merger Sub of its representations, warranties or covenants under the merger agreement such that the conditions relating to the accuracy of AGL Resources’ and Merger Sub’s representations and warranties and AGL Resources’ and Merger Sub’s performance or compliance with its agreements would not reasonably be capable of being satisfied, (ii) Nicor has delivered written notice to AGL Resources of such breach and (iii) such breach is incapable of being cured or such breach is not cured in all material respects 30 days after delivery of Nicor’s notice to AGL Resources.

Termination Fees and Expenses May Be Payable Under Some Circumstances (see page 131)

Termination Fee

Under the terms of the merger agreement, Nicor must pay AGL Resources a termination fee equal to $67 million in the event that:

•

AGL Resources terminates the merger agreement because Nicor effects a change of board recommendation or enters into an agreement relating to an acquisition proposal; provided that if the merger agreement is terminated prior to the 45th day after December 6, 2010 (or, if later, on the 3rd business day following the date on which AGL Resources’ most recent matching period expires with respect to the party making the acquisition proposal) the termination fee will be $36 million (such termination event not having occurred, the termination fee of $36 million was not required to be paid by Nicor);

•

Nicor terminates the merger agreement because the Nicor Board accepts a superior proposal in compliance with its covenants under the merger agreement; provided that if the merger agreement is terminated prior to the 45th day after December 6, 2010 (or, if later, on the 3rd business day following the date on which AGL Resources’ most recent matching period expires with respect to the party making the acquisition proposal) the termination fee will be $36 million (such termination event not having occurred, the termination fee of $36 million was not required to be paid by Nicor);

•

AGL Resources terminates the merger agreement because of a material breach of Nicor’s non-solicitation covenant in the merger agreement and within six months after termination Nicor enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal; or

•

the merger agreement is terminated (i) by either party because the Nicor shareholder approval is not obtained, or (ii) by AGL Resources, if Nicor is in breach of its representations, warranties and covenants under the merger agreement (other than Nicor’s non-solicitation covenant) such that the closing conditions related thereto cannot be satisfied and such breach is not capable of being cured or is not cured 30 days after receipt of notice of breach from AGL Resources and, (A) prior to Nicor’s shareholder meeting or the breach giving rise to AGL Resources’ right to terminate, as the case may be, an acquisition proposal is made to Nicor or its board of directors or is publicly disclosed and not withdrawn, and (B) within twelve months after termination, Nicor enters into a definitive agreement or consummates a transaction with respect to such acquisition proposal.

Under the terms of the merger agreement, AGL Resources must pay Nicor a termination fee equal to $67 million in the event that:

•	AGL Resources terminates the merger agreement because the AGL Resources Board accepts a superior proposal in compliance with its obligations under the merger agreement;

•

Nicor terminates the merger agreement because AGL Resources effects a change of board recommendation (in compliance with AGL Resources’ covenants concerning non-solicitation and related matters) or enters into an agreement relating to an acquisition proposal (in compliance with its non-solicitation covenants);

•

Nicor terminates the merger agreement because of a material breach of AGL Resources’ covenants concerning non-solicitation or changing its board recommendation in the merger agreement and related matters and within six months after termination AGL Resources enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal; or

•

the merger agreement is terminated (i) by either party because the AGL Resources shareholder approval is not obtained, or (ii) by Nicor, if AGL Resources is in breach of its representations, warranties and covenants under the merger agreement (other than AGL Resources’ non-solicitation covenant and covenant not to change its recommendation) such that the closing conditions related thereto cannot be satisfied and such breach is not capable of being cured or is not cured 30 days after receipt of notice of breach from Nicor and, (A) prior to AGL Resources’ shareholder meeting or the breach giving rise to Nicor’s right to terminate, as the case may be, an acquisition proposal is made to AGL Resources or its board of directors or is publicly disclosed and not withdrawn, and (B) within twelve months after termination, AGL Resources enters into a definitive agreement or consummates a transaction with respect to such acquisition proposal.

Further, under the terms of the merger agreement, AGL Resources must pay Nicor a financing failure fee equal to $115 million in the event that the merger agreement is properly terminated by either party because either the financing and any alternative financing are not available, or AGL Resources and/or Merger Sub have not received the proceeds of the financing or any alternative financing.

Expenses

Except as described below, each party will bear its own expenses in connection with the merger, except that AGL Resources and Nicor will share all costs and expenses incurred in connection with the printing, filing and mailing of this joint proxy statement/prospectus. AGL Resources will pay all fees and expenses incurred in connection with filings pursuant to the HSR Act.

In the event that either AGL Resources or Nicor terminates the merger agreement because (i) the Nicor shareholder approval is not obtained at the meeting of Nicor shareholders, then Nicor will reimburse AGL Resources for all documented out-of-pocket fees and expenses incurred by AGL Resources in connection with the merger or the subsequent merger (including all fees and expenses of counsel, financial advisors, accountants, experts and consultants reasonably retained by AGL Resources) or (ii) the AGL Resources shareholder approval is not obtained at the meeting of AGL Resources shareholders, then AGL Resources will reimburse Nicor for all documented out-of-pocket fees and expenses incurred by Nicor in connection with the merger or the subsequent merger (including all fees and expenses of counsel, financial advisors, accountants, experts and consultants reasonably retained by Nicor).

In the event that AGL Resources terminates the merger agreement because of a material breach of Nicor’s non-solicitation covenant in the merger agreement, Nicor will reimburse AGL Resources for all documented out-of-pocket fees and expenses incurred by AGL Resources in connection with the merger or the subsequent merger (including all fees and expenses of counsel, financial advisors, accountants, experts and consultants reasonably retained by AGL Resources).

In the event that Nicor terminates the merger agreement because of a material breach of AGL Resources’ non-solicitation covenant or covenant that it will not effect a change of board recommendation in the merger agreement, AGL Resources will reimburse Nicor for all documented out-of-pocket fees and expenses incurred by Nicor in connection with the merger or the subsequent merger (including all fees and expenses of counsel, financial advisors, accountants, experts and consultants reasonably retained by Nicor).

In the event that either party is required to reimburse expenses and also pay a termination fee, the amount of the termination fee will be reduced by the amount of the expenses so reimbursed.

AGL Resources Common Stock Will Continue to be Listed on the New York Stock Exchange (see page 100)

Shares of AGL Resources common stock will continue to be traded on the NYSE under the symbol “AGL”.

Nicor Shareholders Will Hold Approximately 33% of the Outstanding Shares of AGL Resources Common Stock Following Completion of the Merger (see pages 32 and 100)

Upon completion of the merger, AGL Resources will issue up to approximately 38.7 million shares of AGL Resources common stock to Nicor shareholders as contemplated by the merger agreement. Immediately following completion of the merger, it is expected that there will be approximately 116.1 million shares of AGL Resources common stock issued and outstanding on a fully diluted basis. The shares of AGL Resources common stock to be issued to Nicor shareholders will represent approximately 33% of the outstanding AGL Resources common stock after the merger on a fully diluted basis. This information is based on the number of AGL Resources and Nicor shares outstanding and Nicor equity-based awards on April 18, 2011.

Differences Exist Between the Rights of AGL Resources Shareholders and Nicor Shareholders (see page 142)

The rights of AGL Resources’ and Nicor’s shareholders under their respective business corporation laws are different. There are additional differences in the rights of AGL Resources shareholders and Nicor shareholders as a result of the provisions of the articles of incorporation, bylaws and other corporate documents of each company. See “Comparison of Shareholders’ Rights” beginning on page 142 of this joint proxy statement/prospectus.

The Merger and the Performance of the Combined Company are Subject to a Number of Risks (see page 27)

There are a number of risks relating to the merger and to the businesses of AGL Resources, Nicor and the combined company following the merger. See “Risk Factors” beginning on page 27 of this joint proxy statement/prospectus for a discussion of these and other risks and see also the documents that AGL Resources and Nicor have filed with the SEC and which the companies have incorporated by reference into this joint proxy statement/prospectus.

Post-Merger Governance and Management (see page 134)

Upon completion of the merger, AGL Resources will maintain its corporate headquarters in Atlanta, Georgia and locate the headquarters of its newly expanded gas distribution operations in Naperville, Illinois.

As provided in the merger agreement, upon completion of the merger, the board of directors of the combined company will be composed of the four directors designated by Nicor (sometimes referred to as the Nicor designees), subject to the approval of AGL Resources, not to be unreasonably withheld or delayed, and the 12 current AGL Resources directors (or others designated by AGL Resources). John W. Somerhalder II will serve as Chairman, President and Chief Executive Officer of the combined company. See “Post-Merger Governance and Management” beginning on page 134 and “Additional Interests of AGL Resources’ and Nicor’s Directors and Executive Officers in the Merger” beginning on page 102 for further information.

Litigation Relating to the Merger (see page 100)

Nicor, the Nicor Board, AGL Resources, one or both of AGL Resources’ acquisition subsidiaries and, in one instance, Nicor’s Executive Vice President and Chief Financial Officer, have been named as defendants in six putative class action lawsuits (sometimes referred to as the shareholder actions) brought by purported Nicor shareholders challenging Nicor’s proposed merger with AGL Resources, two of which, including the lawsuit that named Nicor’s Executive Vice President and Chief Financial Officer as a defendant, have subsequently been voluntarily dismissed. The shareholder actions variously allege, among other things, that: (a) the Nicor Board breached its fiduciary duties to Nicor and its shareholders by (i) approving the sale of Nicor to AGL Resources at an inadequate purchase price (and thus failing to maximize value to Nicor shareholders), (ii) conducting an inadequate sale process by agreeing to preclusive deal protection provisions in the merger agreement and (iii) failing to disclose material information regarding the proposed merger to Nicor shareholders; and (b) AGL Resources and Nicor aided and abetted these alleged breaches of fiduciary duty. One of the shareholder actions, filed in federal court, also asserts claims under the federal securities laws, alleging, among other things, that (i) Nicor and the Nicor Board violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder by issuing a materially incomplete Registration Statement in connection with the proposed merger and (ii) the Nicor Board violated Section 20(a) of the Exchange Act by virtue of its control over the content and dissemination of the Registration Statement. The shareholder actions seek, among other things, damages and declaratory and injunctive relief, including orders enjoining the defendants from consummating the proposed merger. Nicor and AGL Resources believe the claims asserted in each lawsuit to be without merit and intend to vigorously defend against them.

Selected Historical Consolidated Financial Data of AGL Resources

The selected historical consolidated financial data of AGL Resources for each of the years ended December 31, 2010, 2009 and 2008, and as of December 31, 2010 and 2009 have been derived from AGL Resources’ audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference in this joint proxy statement/prospectus. The selected historical consolidated financial data for the years ended December 31, 2007 and 2006 and as of December 31, 2008, 2007, and 2006 have been derived from AGL Resources’ audited consolidated financial statements, which have not been incorporated by reference in this joint proxy statement/prospectus. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of AGL Resources or the combined company, and you should read the following information together with AGL Resources’ audited consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in AGL Resources’ Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference in this joint proxy statement/prospectus. For more information, see the section entitled “Where You Can Find More Information” beginning on page 168.

	As of or For the Years Ended December 31,
	2010	2009	2008	2007	2006
	(In millions, except per share amounts)
Income Statement Data:
Revenues	$2,373	$2,317	$2,800	$2,494	$2,621
Income From Continuing Operations	$250	$249	$237	$241	$235
Earnings Available to AGL Resources	$234	$222	$217	$211	$212
Common Share Data:
Basic Earnings per Share of Common Stock:
Income From Continuing Operations	$3.23	$3.24	$3.11	$3.13	$3.03
Earnings per Basic Share	$3.02	$2.89	$2.85	$2.74	$2.73
Diluted Earnings per Share of Common Stock:
Income From Continuing Operations	$3.21	$3.23	$3.09	$3.11	$3.01
Earnings per Diluted Share	$3.00	$2.88	$2.84	$2.72	$2.72
Dividends Declared per Share of Common Stock	$1.76	$1.72	$1.68	$1.64	$1.48
Weighted Average Number of Basic
Shares Outstanding	77.4	76.8	76.3	77.1	77.6
Weighted Average Number of Diluted
Shares Outstanding	77.8	77.1	76.6	77.4	78.0
Balance Sheet Data:
Total Assets	$7,518	$7,074	$6,710	$6,258	$6,123
Capitalization:
Total Equity	$1,836	$1,819	$1,684	$1,708	$1,651
Long-Term Debt(1)	$1.973	$1,974	$1,675	$1,674	$1,622
Total Capitalization	$3,809	$3,793	$3,359	$3,382	$3,273

(1)	Includes current portion of long-term debt

Selected Historical Consolidated Financial Data of Nicor

The selected historical consolidated financial data of Nicor for each of the years ended December 31, 2010, 2009 and 2008, and as of December 31, 2010 and 2009 have been derived from Nicor’s audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference in this joint proxy statement/prospectus. The selected historical consolidated financial data for the years ended December 31, 2007 and 2006 and as of December 31, 2008, 2007 and 2006 have been derived from Nicor’s audited consolidated financial statements, which have not been incorporated by reference in this joint proxy statement/prospectus. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Nicor or the combined company, and you should read the following information together with Nicor’s audited consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Nicor’s Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference in this joint proxy statement/prospectus. For more information, see the section entitled “Where You Can Find More Information” beginning on page 168.

	As of or For the Years Ended December 31,
	2010	2009	2008	2007	2006
	(In millions, except per share amounts)
Income Statement Data:
Revenues	$2,710	$2,652	$3,777	$3,176	$2,960
Net Income From Continuing Operations	$138	$136	$120	$135	$128
Earnings Available to Nicor	$138	$136	$120	$135	$128
Common Share Data:
Basic Earnings per Share of Common Stock:
Income From Continuing Operations	$3.02	$2.99	$2.64	$2.99	$2.88
Earnings per Basic Share	$3.02	$2.99	$2.64	$2.99	$2.88
Diluted Earnings per Share of Common Stock:
Income From Continuing Operations	$3.02	$2.98	$2.63	$2.99	$2.87
Earnings per Diluted Share	$3.02	$2.98	$2.63	$2.99	$2.87
Dividends Declared per Share of Common Stock	$1.86	$1.86	$1.86	$1.86	$1.86
Weighted Average Number of Basic
Shares Outstanding	45.7	45.4	45.3	45.2	44.6
Weighted Average Number of Diluted
Shares Outstanding	45.7	45.5	45.4	45.3	44.7
Balance Sheet Data:
Total Assets	$4,497	$4,436	$4,784	$4,271	$4,090
Capitalization:
Total Equity	$1,104	$1,038	$973	$945	$876
Preferred Stock	—	—	$1	$1	$1
Long-Term Debt(1)	$498	$498	$498	$498	$498
Total Capitalization	$1,602	$1,536	$1,472	$1,444	$1,375

(1)	Includes current portion of long-term debt

Selected Unaudited Pro Forma Condensed Combined Consolidated Financial Information

The following selected Unaudited Pro Forma Condensed Combined Consolidated Statement of Income data of AGL Resources for the year ended December 31, 2010, has been prepared to give effect to the merger as if the merger was completed on January 1, 2010. The Unaudited Pro Forma Condensed Combined Consolidated Statement of Financial Position of AGL Resources as of December 31, 2010, has been prepared to give effect to the merger as if the merger was completed on December 31, 2010.

The following selected Unaudited Pro Forma Condensed Combined Consolidated Financial Information is for illustrative and informational purposes only and is not necessarily indicative of the results that might have occurred had the merger taken place on January 1, 2010 for statement of income purposes, and on December 31, 2010 for statement of financial position purposes, and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 27. The following selected Unaudited Pro Forma Condensed Combined Consolidated Financial Information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Consolidated Financial Information” and related notes included in this joint proxy statement/prospectus beginning on page 135.

Year Ended December 31, 2010
(In millions, except per share data)
Pro Forma Condensed Combined Consolidated Statements of Income Data:
Operating Revenues	$5,083
Income From Continuing Operations	362
Net Income	362
Earnings Available to AGL Resources	346
Basic Earnings Per Share of Common Stock	$2.98
Diluted Earnings Per Share of Common Stock	$2.97

As of December 31, 2010
(In millions)
Pro Forma Condensed Combined Consolidated Statement of Financial Position:
Cash and Cash Equivalents	$56
Total Assets	13,540
Long-Term Debt(1)	3,504
Total Liabilities	10,198
Total Equity	3,342

(1)	Includes current portions of long-term debt.

Comparative Historical and Unaudited Pro Forma Combined Per Share Information

The following table summarizes unaudited per share data for (i) AGL Resources and Nicor on a historical basis, (ii) AGL Resources on a pro forma combined basis giving effect to the merger and (iii) Nicor on a pro forma equivalent basis based on the exchange ratio of 0.8382 of a share of AGL Resources common stock per share of Nicor common stock. It has been assumed for purposes of the pro forma combined financial information provided below that the merger was completed on January 1, 2010 for earnings per share purposes, and on December 31, 2010 for book value per share purposes. The following information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Consolidated Financial Information” and related notes included in this joint proxy statement/prospectus beginning on page 135.

	AGL Resources		Nicor
	Historical	Pro Forma Combined	Historical	Pro Forma Equivalent(1)
Year Ended December 31, 2010
Basic Earnings per Share of Common Stock(2)	$3.02	$2.98	$3.02	$2.50
Diluted Earnings per Share of Common Stock(2)	3.00	2.97	3.02	2.49
Cash Dividends Declared per Share	1.76	1.76	1.86	1.48
Book Value per Share of Common Stock(3)	23.72	28.79	24.16	24.13

(1)	The pro forma equivalent per share amounts were calculated by multiplying the pro forma combined per share amounts by the exchange ratio of 0.8382 of a share of AGL Resources common stock per share of Nicor common stock.
(2)	The Pro Forma Combined Consolidated Statement of Income for the year ended December 31, 2010, was prepared by combining AGL Resources’ historical Consolidated Statement of Income and Nicor’s Historical Consolidated Statement of Income adjusted to give effect to pro forma events that are (a) directly attributable to the merger, (b) factually supportable and (c) expected to have a continuing impact on combined results.
(3)	Historical book value per share is computed by dividing common shareholders’ equity by the number of shares of AGL Resources or Nicor common stock outstanding, as applicable. Pro forma combined book value per share is computed by dividing pro forma common shareholders’ equity by the pro forma number of shares of AGL Resources common stock that would have been outstanding as of December 31, 2010.

Comparative Per Share Market Price and Dividend Information

AGL Resources common stock and Nicor common stock are each listed on the NYSE. AGL Resources’ trading symbol is “AGL” and Nicor’s trading symbol is “GAS”.

The following table sets forth the high, low and closing prices for AGL Resources common stock and Nicor common stock as reported on the NYSE on December 6, 2010, the last trading day before AGL Resources and Nicor announced the merger, and April 25, 2011. The table also includes the value of Nicor common stock on an equivalent price per share basis, as determined by reference to the value of merger consideration to be received in respect of each share of Nicor common stock in the merger (including the cash consideration of $21.20 per share). These equivalent prices per share reflect the fluctuating value of AGL Resources common stock that Nicor shareholders would receive in exchange for each share of Nicor common stock (together with the amount of cash to be paid per share of Nicor common stock) if the merger was completed on either of these dates, applying the exchange ratio of 0.8382 of a share of AGL Resources common stock for each share of Nicor common stock.

	AGL Resources Common Stock			Nicor Common Stock			Equivalent Value of Nicor Common Stock
	High	Low	Close	High	Low	Close	High	Low	Close
December 6, 2010	$37.59	$37.04	$37.13	$47.06	$44.83	$46.76	$52.71	$52.25	$52.32
April 25, 2011	$40.39	$40.01	$40.23	$54.00	$53.79	$53.89	$55.05	$54.74	$54.92

The following table shows, for the calendar quarters indicated, based on published financial sources: (i) the high and low sale prices of shares of AGL Resources and Nicor common stock as reported on the NYSE and (ii) the cash dividends paid per share of AGL Resources and Nicor common stock.

	AGL Resources Common Stock			Nicor Common Stock
(Based on Calendar Years)	High	Low	Dividends	High	Low	Dividends
2008
1st Quarter	$39.13	$33.45	$0.42	$42.70	$32.35	$0.465
2nd Quarter	$36.50	$33.46	$0.42	$44.55	$33.33	$0.465
3rd Quarter	$35.44	$30.60	$0.42	$51.99	$38.01	$0.465
4th Quarter	$32.07	$24.02	$0.42	$48.42	$32.53	$0.465
2009
1st Quarter	$34.93	$24.02	$0.43	$36.34	$27.50	$0.465
2nd Quarter	$32.38	$26.00	$0.43	$35.37	$30.28	$0.465
3rd Quarter	$35.79	$30.05	$0.43	$38.08	$32.83	$0.465
4th Quarter	$37.52	$33.50	$0.43	$43.39	$34.96	$0.465
2010
1st Quarter	$38.83	$34.26	$0.44	$43.75	$37.99	$0.465
2nd Quarter	$40.08	$34.72	$0.44	$44.70	$38.63	$0.465
3rd Quarter	$40.00	$35.29	$0.44	$46.27	$39.54	$0.465
4th Quarter	$39.66	$34.21	$0.44	$50.81	$42.98	$0.465
2011
1st Quarter	$39.91	$35.65	$0.45	$53.91	$49.55	$0.465
2nd Quarter (through April 25, 2011)	$40.77	$38.58	—	$54.32	$52.22	—

Nicor shareholders are encouraged to obtain current market quotations for AGL Resources common stock prior to making any decision with respect to the merger. No assurance can be given concerning the market price for AGL Resources common stock before or after the date on which the merger is consummated. The market price for AGL Resources common stock will fluctuate between the date of this joint proxy statement/prospectus and the date on which the merger is consummated and thereafter.

RISK FACTORS

In addition to the other information included or incorporated by reference in this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 38, you should carefully consider the following risks before deciding how to vote. In addition, you should read and consider the risks associated with each of the businesses of Nicor and AGL Resources because those risks will also affect the combined company. These risks can be found under the caption, “Risk Factors” in Part I, Item 1A of the Annual Reports on Form 10-K for the fiscal year ended December 31, 2010 and any amendments thereto, for each of Nicor and AGL Resources, filed with the SEC on February 24 and February 9, 2011, respectively, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this joint proxy statement/prospectus. You should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 168.

The merger may not be completed, which could adversely affect AGL Resources’ and/or Nicor’s business operations and stock prices.

To complete the merger, AGL Resources shareholders must approve the issuance of shares of AGL Resources common stock as contemplated by the merger agreement and the amendment to AGL Resources’ amended and restated articles of incorporation to increase the number of directors that may serve on the AGL Resources Board, and Nicor shareholders must approve the merger agreement. In addition, each of AGL Resources and Nicor must also make certain filings with and obtain certain other approvals and consents from various federal and state governmental and regulatory authorities.

AGL Resources and Nicor have not yet obtained all regulatory clearances, consents and approvals required to complete the merger. Governmental or regulatory agencies could still seek to block or challenge the merger or could impose restrictions they deem necessary or desirable in the public interest as a condition to approving the merger. If these approvals are not received, or they are not received on terms that satisfy the conditions set forth in the merger agreement, then neither AGL Resources nor Nicor will be obligated to complete the merger.

In addition, the merger agreement contains other customary closing conditions, which are described in “The Merger Agreement—Conditions to the Merger” beginning on page 126, which may not be satisfied or waived. If AGL Resources and Nicor are unable to complete the merger, AGL Resources and Nicor would be subject to a number of risks, including the following:

•	AGL Resources and Nicor would not realize the anticipated benefits of the merger, including, among other things, increased operating efficiencies;

•

the attention of management of AGL Resources and Nicor may have been diverted to the merger rather than to each company’s own operations and the pursuit of other opportunities that could have been beneficial to that company;

•	the potential loss of key personnel during the pendency of the merger as employees may experience uncertainty about their future roles with the combined company;

•

AGL Resources and Nicor will have been subject to certain restrictions on the conduct of their respective businesses, which may prevent them from making certain acquisitions or dispositions or pursuing certain business opportunities while the merger is pending; and

•	the trading price of AGL Resources common stock and/or Nicor common stock may decline to the extent that the current market prices reflect a market assumption that the merger will be completed.

AGL Resources and Nicor are each required to pay the other a termination fee and the reimbursement of merger-related out-of-pocket expenses if it terminates the merger under certain circumstances specified in the merger agreement, which are described in “The Merger Agreement—Termination; Termination Fees; Expenses” beginning on page 129.

The occurrence of any of these events individually or in combination could have a material adverse effect on the companies’ results of operations or the trading price of AGL Resources common stock or Nicor common stock.

AGL Resources and Nicor are subject to contractual restrictions in the merger agreement that may hinder their operations pending the merger.

The merger agreement restricts each company, without the other’s consent, from making certain acquisitions and taking other specified actions until the merger occurs or the merger agreement terminates. These restrictions may prevent AGL Resources or Nicor from pursuing otherwise attractive business opportunities and making other changes to their respective businesses prior to completion of the merger or termination of the merger agreement. See the section entitled “The Merger Agreement—Nicor’s Conduct of Business Before Completion of the Merger” beginning on page 114 and “The Merger Agreement—AGL Resources’ Conduct of Business Before Completion of the Merger” beginning on page 116.

The value of shares of AGL Resources common stock to be received by Nicor shareholders in the merger will fluctuate.

In the merger, each share of Nicor common stock outstanding immediately prior to completion of the merger (other than shares of Nicor common stock owned by AGL Resources, Nicor or any of their respective subsidiaries and shares of Nicor common stock held by Nicor shareholders who have perfected their dissenters’ rights) will be converted into the right to receive $21.20 in cash and 0.8382 of a share of AGL Resources common stock, subject to adjustment in certain circumstances. The exchange ratio will not be adjusted to reflect stock price changes prior to the completion of the merger.

The market prices of AGL Resources common stock and Nicor common stock immediately prior to the effective time of the completion of the merger may vary significantly from their market prices on the date of the merger agreement, at the date of this joint proxy statement/prospectus and at the date of the special meetings of the shareholders of AGL Resources and Nicor. See “Summary—Comparative Per Share Market Price and Dividend Information” beginning on page 25 for more detailed share price information. These variations may be the result of various factors, including, without limitation:

•	changes in the business, operations or prospects of AGL Resources and/or Nicor;

•	speculation regarding the likelihood that the merger will be completed and the timing of the completion;

•	general market and economic conditions; and

•	regulatory developments and/or litigation.

The merger may not be completed until a significant period of time has passed after the AGL Resources and Nicor shareholder approvals are received. At the time of their respective special meetings, AGL Resources shareholders and Nicor shareholders will not know the exact market value of the AGL Resources common stock that will be received as a result of the merger.

The actual market value of shares of AGL Resources common stock, when received by Nicor shareholders, will depend on the market value of those shares on that date. This market value may be significantly less or significantly more than the value used to determine the number of shares to be issued pursuant to the merger, as that determination was made at the time the merger agreement was entered into by the parties. Neither AGL Resources nor Nicor is permitted to terminate the merger agreement solely because of a change in the market price for AGL Resources common stock or Nicor common stock.

Shareholders of AGL Resources and shareholders of Nicor are urged to obtain current market quotations for AGL Resources common stock and Nicor common stock.

The market price of AGL Resources common stock after the merger may be affected by factors different from those affecting the shares of AGL Resources or Nicor currently.

Upon completion of the merger, holders of Nicor common stock will become holders of AGL Resources common stock. The businesses of AGL Resources differ from those of Nicor in important respects and, accordingly, the results of operations of the combined company and the market price of AGL Resources’ shares of common stock following the merger may be affected by factors different from those currently affecting the independent results of operations of AGL Resources and Nicor. For a discussion of the businesses of AGL Resources and Nicor and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus in the section entitled “Where You Can Find More Information” beginning on page 168.

The merger is subject to receipt of consent or approval from governmental entities that could delay or prevent the completion of the merger or impose conditions that could have a material adverse effect on the combined company or that could cause abandonment of the merger.

To complete the merger, AGL Resources and Nicor need to obtain approvals or consents from, or make filings with, a number of United States federal and state public utility, antitrust and other regulatory authorities, including, among others, the FTC, the DOJ, the ICC and the CPUC.

While AGL Resources and Nicor each believe that they will receive the required statutory approvals and other clearances for the merger, there can be no assurance as to the receipt or timing of receipt of these approvals and clearances. If such approvals and clearances are received, they may impose terms (i) that do not satisfy the conditions set forth in the merger agreement, which could permit AGL Resources or Nicor to terminate the merger agreement or (ii) that could reasonably be expected to have a detrimental impact on the combined company following completion of the merger. A substantial delay in obtaining the required authorizations, approvals or consents or the imposition of unfavorable terms, conditions or restrictions contained in such authorizations, approvals or consents could prevent the consummation of the merger or have an adverse effect on the anticipated benefits of the merger, thereby impacting the business, financial condition or results of operations of the combined company. See “The Proposed Merger—Regulatory Matters Relating to the Merger” beginning on page 96 for more detail.

Even after the statutory waiting period under the HSR Act has expired, governmental authorities could seek to block or challenge the merger as they deem necessary or desirable in the public interest.

The special meetings at which the AGL Resources shareholders and the Nicor shareholders will vote on the transactions contemplated by the merger agreement may take place before all such approvals have been obtained and, in certain cases where they have not been obtained, before the terms of any conditions to obtain such approvals that may be imposed are known. As a result, if shareholder approval of the transactions contemplated by the merger agreement is obtained at such meetings, AGL Resources and Nicor may make decisions after the special meetings to waive a condition or approve certain actions required to obtain necessary approvals without seeking further shareholder approval. Such actions could have an adverse effect on the combined company.

AGL Resources and Nicor will be subject to various uncertainties while the merger is pending that may cause disruption and may make it more difficult to maintain relationships with employees, suppliers, or customers.

Uncertainty about the effect of the merger on employees, suppliers and customers may have an adverse effect on AGL Resources and Nicor. Although AGL Resources and Nicor intend to take steps designed to reduce any adverse effects, these uncertainties may impair AGL Resources’ or Nicor’s abilities to attract, retain and motivate key personnel until the merger is completed and for a period of time thereafter, and could cause customers, suppliers and others that deal with AGL Resources or Nicor to seek to change or terminate existing business relationships with AGL Resources or Nicor or not enter into new relationships or transactions.

Employee retention and recruitment may be particularly challenging prior to the completion of the merger, as employees and prospective employees may experience uncertainty about their future roles with the combined company. If, despite AGL Resources’ and Nicor’s retention and recruiting efforts, key employees depart or fail to continue employment with either company because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company, AGL Resources’ and/or Nicor’s financial results could be adversely affected. Furthermore, the combined company’s operational and financial performance following the merger could be adversely affected if it is unable to retain key employees and skilled workers of AGL Resources and Nicor. The loss of the services of key employees and skilled workers and their experience and knowledge regarding AGL Resources’ and Nicor’s businesses could adversely affect the combined company’s future operating results and the successful ongoing operation of its businesses.

Pending shareholder suits could delay or prevent the closing of the merger or otherwise adversely impact the business and operations of AGL Resources and Nicor.

Nicor, the Nicor Board, AGL Resources, one or both of AGL Resources’ acquisition subsidiaries and, in one instance, Nicor’s Executive Vice President and Chief Financial Officer, have been named as defendants in six putative class action lawsuits brought by purported Nicor shareholders challenging Nicor’s proposed merger with AGL Resources, two of which, including the lawsuit that named Nicor’s Executive Vice President and Chief Financial Officer as defendant, have subsequently been voluntarily dismissed. The putative shareholder actions variously allege, among other things, that: (a) the Nicor Board breached its fiduciary duties to Nicor and its shareholders by (i) approving the sale of Nicor to AGL Resources at an inadequate purchase price (and thus failing to maximize value to Nicor shareholders), (ii) conducting an inadequate sale process by agreeing to preclusive deal protection provisions in the merger agreement and (iii) failing to disclose material information regarding the proposed merger to Nicor shareholders; and (b) AGL Resources and Nicor aided and abetted these alleged breaches of fiduciary duty. One of the shareholder actions, filed in federal court, also asserts claims under the federal securities laws, alleging, among other things, that (i) Nicor and the Nicor Board violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder by issuing a materially incomplete Registration Statement and (ii) the Nicor Board violated Section 20(a) of the Exchange Act by virtue of its control over the content and dissemination of the Registration Statement. The shareholder actions seek, among other things, damages and declaratory and injunctive relief, including orders enjoining the defendants from consummating the proposed merger. No assurances can be given as to the outcome of these lawsuits, including the costs associated with defending them or any other liabilities or costs the parties may incur in connection with the litigation or settlement of these lawsuits. Furthermore, one of the conditions to closing the merger is that there are no injunctions issued by any court preventing the completion of the transactions. While Nicor and AGL Resources believe the claims asserted in each lawsuit to be without merit and intend to vigorously defend against them, no assurance can be given that these lawsuits will not result in such an injunction being issued, which could, among other things, prevent or delay the closing of the transactions contemplated by the merger agreement. See “The Proposed Merger—Litigation Relating to the Merger” beginning on page 100 for more detail.

The merger will combine two companies that are currently affected by developments in the natural gas utility industry, including changes in regulation. A failure to adapt to the changing regulatory environment after the merger could adversely affect the stability of earnings and could result in erosion of the combined company’s revenues and profits.

AGL Resources, Nicor and their respective subsidiaries are regulated in the United States at the federal and state levels. In addition, Nicor and certain of its utility subsidiaries are regulated in Illinois and California while AGL Resources and certain of its operating subsidiaries are regulated in Florida, Georgia, Louisiana, Maryland, New Jersey, Tennessee, Texas and Virginia. As a result, the two companies have been and will continue to be impacted by legislative and regulatory developments in those jurisdictions, as will the combined company following the merger. After the merger, the combined company will be subject to extensive federal regulation, including environmental regulation, as well as subject to state and local regulation in all of the jurisdictions noted above.

The merger may not be accretive to earnings and may cause dilution to AGL Resources’ earnings per share, which may negatively affect the market price of AGL Resources common shares.

AGL Resources currently anticipates that the merger will be neutral to AGL Resources’ earnings per share in the first full year following the completion of the merger and accretive thereafter. This expectation is based on preliminary estimates, which may materially change. AGL Resources may encounter additional transaction and integration-related costs, may fail to realize all of the benefits anticipated in the merger or be subject to other factors that affect preliminary estimates. Any of these factors could cause a decrease in AGL Resources’ earnings per share or decrease or delay the expected accretive effect of the merger and contribute to a decrease in the price of AGL Resources’ common shares.

The anticipated benefits of combining AGL Resources and Nicor may not be realized.

AGL Resources and Nicor entered into the merger agreement with the expectation that the merger would result in various benefits, including, among other things, increased operating efficiencies.

Although AGL Resources and Nicor expect to achieve the anticipated benefits of the merger, achieving them is subject to a number of uncertainties, including:

•

whether United States federal and state public utility, antitrust and other regulatory authorities whose approval is required to complete the merger impose conditions on the merger, which may have an adverse effect on the combined company, including its ability to achieve the anticipated benefits of the merger;

•	the ability of the two companies to combine certain of their operations or take advantage of expected growth opportunities;

•	general market and economic conditions;

•	general competitive factors in the marketplace; and

•	higher than expected costs required to achieve the anticipated benefits of the merger.

No assurance can be given that these benefits will be achieved or, if achieved, the timing of their achievement. Failure to achieve these anticipated benefits could result in increased costs and decreases in the amount of expected revenues or net income of the combined company.

The integration of AGL Resources and Nicor following the merger will present significant challenges that may result in a decline in the anticipated potential benefits of the merger.

The merger involves the combination of two companies that previously operated independently. The difficulties of combining the companies’ operations include:

•	combining the best practices of two companies, including utility operations, non-regulated energy marketing operations and staff functions;

•	coordinating geographically separated organizations, systems and facilities;

•	integrating personnel with diverse business backgrounds and organizational cultures;

•	moving AGL Resources’ operating headquarters for its gas distribution business to Naperville, Illinois;

•	reducing the costs associated with each company’s operations; and

•	preserving important relationships of both AGL Resources and Nicor and resolving potential conflicts that may arise.

The process of combining operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses and the possible loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business, results of operations, financial condition or prospects of the combined company after the merger.

Each of AGL Resources and Nicor will incur significant transaction, merger-related and restructuring costs in connection with the merger.

AGL Resources and Nicor expect to incur costs associated with combining the operations of the two companies, as well as transaction fees and other costs related to the merger. The combined company also will incur restructuring and integration costs in connection with the merger. AGL Resources is in the early stages of assessing the magnitude of these costs and additional unanticipated costs may be incurred in the integration of the businesses of AGL Resources and Nicor. The costs related to restructuring will be expensed as a cost of the ongoing results of operations of either AGL Resources or Nicor or the combined company. Although AGL Resources and Nicor expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction, merger-related and restructuring costs over time, any net benefit may not be achieved in the near term, or at all.

Current AGL Resources and Nicor shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management of the combined company.

Upon completion of the merger, AGL Resources will issue up to approximately 38.7 million shares of AGL Resources common stock to Nicor shareholders in connection with the transactions contemplated by the merger agreement. As a result, current AGL Resources shareholders and current Nicor shareholders are expected to hold approximately 67% and 33%, respectively, of shares of AGL Resources’ common stock outstanding immediately following the completion of the merger.

AGL Resources shareholders and Nicor shareholders currently have the right to vote for their respective board of directors and on other matters affecting the applicable company. When the merger occurs, each Nicor shareholder that receives shares of AGL Resources common stock will become a shareholder of AGL Resources with a percentage ownership of the combined company that is significantly smaller than the shareholder’s percentage ownership in Nicor. Correspondingly, each AGL Resources shareholder will remain a shareholder of AGL Resources with a percentage ownership of the combined company that is significantly smaller than the shareholder’s percentage ownership of AGL Resources prior to the merger. As a result of these reduced ownership percentages, AGL Resources shareholders will have less influence on the management and policies of the combined company than they now have with respect to AGL Resources, and former Nicor shareholders will have less influence on the management and policies of the combined company than they now have with respect to Nicor.

The merger agreement contains provisions that limit Nicor’s and AGL Resources’ ability to pursue alternatives to the merger, which could discourage a potential acquirer of either company from making an alternative transaction proposal and, in certain circumstances, could require Nicor or AGL Resources to pay the other a termination fee of up to $67 million.

Under the merger agreement, Nicor and AGL Resources are restricted, subject to limited exceptions, from entering into alternative transactions. Unless and until the merger agreement is terminated, subject to specified exceptions (which are discussed in more detail in the section entitled “The Merger Agreement—Termination; Termination Fee; Expenses” beginning on page 129), AGL Resources and Nicor and their subsidiaries are restricted from initiating, soliciting, seeking, inducing or intentionally encouraging or facilitating any inquiries or the making of any proposal or offer for a competing acquisition proposal with any person. Furthermore, AGL Resources and Nicor and their subsidiaries are subject to limitations on their ability to participate in any discussions or negotiations, or to furnish any information to any person that has made an acquisition proposal with respect to either company or to approve, endorse or recommend any such acquisition proposal for either company. Additionally, under the merger agreement, in the event of a potential change of recommendation by the board of directors of either AGL Resources or Nicor with respect to the merger-related proposals, the company changing its recommendation must provide the other with five business days prior notice and, if requested, negotiate in good faith an adjustment to the terms and conditions of the merger agreement prior to changing its recommendation.

AGL Resources and Nicor may terminate the merger agreement and enter into an agreement with respect to a superior proposal only if specified conditions have been satisfied, including compliance with the non-solicitation provisions of the merger agreement. In addition, under the merger agreement, Nicor or AGL Resources may be required to pay to the other a termination fee of up to $67 million if the merger agreement is terminated under certain circumstances related to an alternative acquisition proposal. For additional detail on the potential payment of a termination fee, see the section entitled “The Merger Agreement— Termination; Termination Fee; Expenses” beginning on page 129. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of AGL Resources or Nicor from considering or proposing that acquisition, even if such third party were prepared to pay consideration with a higher per share cash or market value than the value of the merger consideration proposed to be received or realized in the merger, or might result in a potential competing acquirer proposing to pay a lower price than it would otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.

As a result of these restrictions, neither AGL Resources nor Nicor may be able to enter into an agreement with respect to a more favorable alternative transaction without incurring potentially significant liability to the other.

The shares of AGL Resources common stock to be received by Nicor shareholders as a result of the merger transaction will have different rights from shares of Nicor common stock.

Following completion of the merger transaction, Nicor shareholders will no longer be shareholders of Nicor but will instead be shareholders of AGL Resources. There are important differences between the rights of Nicor shareholders and the rights of AGL Resources shareholders. AGL Resources is incorporated in Georgia, and is consequently subject to Georgia corporate law, while Nicor is incorporated in Illinois and is thus subject to Illinois corporate law. See “Comparison of Shareholders’ Rights” beginning on page 142 for a discussion of the different rights associated with AGL Resources common stock and Nicor common stock.

The combined company will record goodwill that could become impaired and adversely affect the combined company’s operating results.

The merger will be accounted for as a purchase by AGL Resources in accordance with accounting principles generally accepted in the United States. Under the purchase method of accounting, the assets and liabilities of Nicor will be recorded, as of completion, at their respective fair values and added to those of AGL Resources. The reported financial condition and results of operations of AGL Resources issued after completion of the merger will reflect Nicor balances and results after completion of the merger, but will not be restated retroactively to reflect the historical financial position or results of operations of Nicor for periods prior to the merger. Following completion of the merger, the earnings of the combined company will reflect purchase accounting adjustments. See “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 135.

Under the purchase method of accounting, the total purchase price will be allocated to Nicor’s tangible assets and liabilities and identifiable intangible assets based on their fair values as of the date of completion of the merger. The fair value of Nicor’s tangible and intangible assets and liabilities subject to the rate setting practices of their regulators approximate their carrying values. The excess of the purchase price over those fair values will be recorded as goodwill. AGL Resources and Nicor expect that the merger will result in the creation of goodwill based upon the application of purchase accounting. To the extent the value of goodwill or intangibles becomes impaired, the combined company may be required to incur material charges relating to such impairment. Such a potential impairment charge could have a material impact on the combined company’s operating results.

AGL Resources’ inability to obtain the financing necessary to complete the transaction could delay or prevent the completion of the merger.

AGL Resources intends to finance the cash portion of the merger consideration with debt financing. To this end, AGL Capital Corporation (as borrower), entered into the Bridge Facility on December 21, 2010, among the borrower, AGL Resources, as guarantor, GS Bank, as agent and the lenders, pursuant to which, subject to certain conditions and limitations, the lenders agreed to provide loans to the borrower in an aggregate principal amount of $1.05 billion. In connection with the borrower’s issuance of senior notes in the aggregate principal amount of $500 million and pursuant to the terms of the Bridge Facility, the aggregate principal amount of the Bridge Facility has been reduced to approximately $852 million. See “Description of AGL Resources’ Debt Financing” beginning on page 160 for a discussion of AGL Resources’ merger-related financing. AGL Resources and/or AGL Capital Corporation may issue debt securities, preferred stock, common equity, or other securities, bank loans, or other debt financings in lieu of all or a portion of the drawing under the Bridge Facility.

Under the terms of the merger agreement, if all of the conditions to closing are satisfied and the proceeds of the financing or alternative financing necessary to complete the transaction are not available, the merger agreement may be terminated by either party, so long as such party is not in material breach of its representations, warranties, or covenants in the merger agreement that was a proximate cause of the financing failure. In such event, AGL Resources is required to pay Nicor a financing failure fee of $115 million.

Although AGL Resources entered into the Bridge Facility, the availability of funds under the Bridge Facility is subject to certain conditions including, among others, the absence of a material adverse effect on AGL Resources or Nicor, pro forma compliance with a consolidated total debt to total capitalization ratio of 0.70:1.00, the ability of the borrower to achieve certain minimum credit ratings and the ability of the borrower to achieve a certain liquidity level at closing. Although AGL Resources expects to obtain in a timely manner the financing necessary to complete the pending merger, if AGL Resources is unable to timely obtain the financing because one of the conditions to the financing fails to be satisfied, the closing of the merger could be significantly delayed or may not occur at all.

AGL Resources’ indebtedness following the merger will be higher than AGL Resources’ existing indebtedness, which could limit its operations and opportunities, make it more difficult for AGL Resources to pay or refinance its debts, and may cause AGL Resources to issue additional equity in the future, which would increase the dilution of its shareholders and former Nicor shareholders or reduce earnings.

In connection with the merger, AGL Resources will assume Nicor’s outstanding debt and incur additional debt to pay the merger consideration and transaction expenses. See “Description of AGL Resources’ Debt Financing” beginning on page 160 for a discussion of AGL Resources’ merger-related financing. AGL Resources’ total indebtedness as of December 31, 2010 was approximately $2.7 billion. AGL Resources’ pro forma total indebtedness as of December 31, 2010, after giving effect to the merger, would have been approximately $4.7 billion (including approximately $300 million of currently payable long-term debt, approximately $1.2 billion of short-term borrowings and approximately $3.2 billion of long-term debt and other long-term obligations). AGL Resources’ debt service obligations with respect to this increased indebtedness could have an adverse impact on its earnings and cash flows (which after the merger would include the earnings and cash flows of Nicor) for as long as the indebtedness is outstanding.

AGL Resources’ increased indebtedness could also have important consequences to holders of AGL Resources common stock. For example, it could:

•

make it more difficult for AGL Resources to pay or refinance its debts as they become due during adverse economic and industry conditions because any decrease in revenues could cause AGL Resources to not have sufficient cash flows from operations to make its scheduled debt payments;

•

limit AGL Resources’ flexibility to pursue other strategic opportunities or react to changes in its business and the industry in which it operates and, consequently, place AGL Resources at a competitive disadvantage to its competitors with less debt;

•

require a substantial portion of AGL Resources’ cash flows from operations to be used for debt service payments, thereby reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions, dividend payments and other general corporate purposes;

•

result in a downgrade in the rating of AGL Resources’ indebtedness, which could limit AGL Resources’ ability to borrow additional funds or increase the interest rates applicable to AGL Resources’ indebtedness (after the announcement of the merger, Standard & Poor’s Ratings Services placed its long-term ratings on AGL Resources on negative watch, and all of Nicor’s ratings on negative watch);

•	reduce the amount of credit available to AGL Resources and its subsidiaries to support its hedging activities; or

•	result in higher interest expense in the event of increases in interest rates since some of AGL Resources’ borrowings are, and will continue to be, at variable rates of interest.

Based upon current levels of operations, AGL Resources expects to be able to generate sufficient cash on a consolidated basis to make all of the principal and interest payments when such payments are due under AGL Resources’ and its current subsidiaries’ existing credit facilities, indentures and other instruments governing their outstanding indebtedness, and under the indebtedness of Nicor and its subsidiaries that may remain outstanding after the merger; but there can be no assurance that AGL Resources will be able to repay or refinance such borrowings and obligations.

AGL Resources is committed to maintaining and improving its credit ratings and reducing indebtedness. In order to maintain and improve these credit ratings, AGL Resources may consider it appropriate to reduce the amount of indebtedness outstanding following the merger. This may be accomplished in several ways, including issuing additional shares of common stock or securities convertible into shares of common stock, reducing discretionary uses of cash or a combination of these and other measures. Issuances of additional shares of common stock or securities convertible into shares of common stock would have the effect of diluting the ownership percentage that current AGL Resources shareholders and former Nicor shareholders hold in the combined company and might reduce the reported earnings per share. The specific measures that AGL Resources may ultimately decide to use to maintain or improve its credit ratings and their timing will depend upon a number of factors, including market conditions and forecasts at the time those decisions are made.

Debt covenant obligations, if triggered because of the merger, may affect the combined company’s financial condition.

AGL Resources’ and Nicor’s long-term debt obligations and committed short-term lines of credit contain financial covenants related to debt-to-capital ratios. Failure to comply with any of these covenants as a result of the merger or otherwise could result in an event of default which, if not cured or waived, could result in the acceleration of outstanding debt obligations or the inability to borrow under certain credit agreements. Any such acceleration would be likely to cause a material adverse change in the combined company’s financial condition.

Members of the management and boards of directors of AGL Resources and Nicor have interests in the merger that are different from, or in addition to, those of other shareholders and that could have influenced their decision to support or approve the merger.

In considering whether to approve the transactions contemplated by the merger agreement, AGL Resources shareholders and Nicor shareholders should recognize that some of the members of management and the boards of directors of AGL Resources and Nicor have interests in the merger that differ from, or are in addition to, their interests as shareholders of AGL Resources and shareholders of Nicor. These interests are described in “Additional Interests of AGL Resources’ and Nicor’s Directors and Executive Officers in the Merger” beginning on page 102.

Following the merger, AGL Resources shareholders will own equity interests in a company that owns and operates a carrier shipping business, which can present unique risks.

Nicor’s ownership interest in and operation of Tropical Shipping, a carrier of containerized freight in the Bahamas and the Caribbean region, which AGL Resources and Nicor anticipate will make up approximately 4% of the combined company’s earnings before interest and taxes, or EBIT, will subject the combined company to various risks to which AGL Resources is not currently subject, including the costs associated with compliance with the International Ship and Port-facility Security Code and the United States Maritime Transportation Security Act, both of which require extensive security assessments, plans and procedures, regulatory oversight by the Federal Maritime Commission and the Surface Transportation Board, the effect of general economic conditions in the United States, the Bahamas, the Caribbean region and Canada on the results of operations, cash flows and financial conditions of Tropical Shipping, and the effect of weather conditions in Florida, Canada, the Bahamas and the Caribbean region on the results of operations, cash flows and financial conditions of Tropical Shipping. As shareholders of the combined company following the merger, AGL Resources shareholders may be adversely affected by these risks.

The unaudited pro forma combined financial information and prospective financial information included in this joint proxy statement/prospectus are presented for illustrative purposes only and do not represent the actual financial positions or results of operations of the combined company following the merger.

The unaudited pro forma combined financial information and prospective financial information contained in this joint proxy statement/prospectus are presented for illustrative purposes only, contain a variety of adjustments, assumptions and preliminary estimates and do not represent the actual financial position or results of operations of AGL Resources and Nicor prior to the merger or that of the combined company following the merger for several reasons. See the sections entitled “Summary—Selected Unaudited Pro Forma Condensed Combined Consolidated Financial Information” beginning on page 24, “Summary—Comparative Historical and

Unaudited Pro Forma Combined Per Share Information” beginning on page 25 and “The Proposed Merger—Forward-Looking Financial Information” beginning on page 90. The actual financial positions and results of operations of AGL Resources and Nicor prior to the merger and that of the combined company following the merger may not be consistent with, or evident from, the unaudited pro forma combined financial information and prospective financial information included in this joint proxy statement/prospectus. In addition, the assumptions used in preparing the unaudited pro forma combined financial information and prospective financial information included in this joint proxy statement/prospectus may not prove to be accurate and may be affected by other factors. Any significant changes in the share price of AGL Resources may cause a significant change in the purchase price and the pro forma financial information.

The opinions rendered to the boards of directors of AGL Resources and Nicor by the parties’ respective financial advisor were based on the respective financial analyses they performed, which considered factors such as market and other conditions then in effect, and financial forecasts and other information made available to them, as of the date of their respective opinions. As a result, these opinions do not reflect changes in events or circumstances after the date of these opinions.

The opinions rendered to the boards of directors of AGL Resources and Nicor by the parties’ respective financial advisors were provided in connection with, and at the time of, the boards of directors’ respective evaluations of the merger. The opinions were necessarily based on the respective financial analyses performed, which considered market and other conditions then in effect, and financial forecasts and other information made available to them, as of the date of their respective opinions, which may have changed after the date of the opinions. The opinions did not speak as of the time that the merger would be completed or as of any date other than the date of such opinions. For more information, see the section entitled “The Proposed Merger—Opinion of AGL Resources’ Financial Advisor” beginning on page 67 and the section entitled “The Proposed Merger—Opinion of Nicor’s Financial Advisor” beginning on page 80.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (sometimes referred to as the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (sometimes referred to as the Exchange Act) that involve risks and uncertainties. These statements, which may relate to such matters as future earnings, growth, supply and demand, costs, subsidiary performance, new technologies and strategic initiatives, are “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements involve matters that are not historical facts, and because these statements involve anticipated events or conditions, forward-looking statements often include words such as “anticipate,” “assume,” “believe,” “can,” “could,” “estimate,” “expect,” “forecast,” “future,” “goal,” “indicate,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “would” or similar expressions. AGL Resources’ and Nicor’s expectations are not guarantees and are based on currently available competitive, financial and economic data along with AGL Resources’ and Nicor’s operating plans. While AGL Resources and Nicor believe that their expectations are reasonable in view of currently available information, their expectations are subject to future events, risks (including those disclosed in the section entitled “Risk Factors” beginning on page 27) and uncertainties, and there are several factors—many beyond AGL Resources’ and Nicor’s control—that could cause results to differ significantly from their expectations. Such events, risks and uncertainties include, but are not limited to:

•	the possibility that the businesses of AGL Resources and Nicor may suffer as a result of the uncertainty surrounding the merger;

•	the possibility that AGL Resources and Nicor will not receive the regulatory approvals required to complete the merger;

•

pending and potential state and federal class action lawsuits, including five shareholder suits pending against Nicor, its board of directors, AGL Resources, one or both of AGL Resources’ acquisition subsidiaries and, in one instance, Nicor’s Executive Vice President and Chief Financial Officer;

•	the possibility that AGL Resources and Nicor may not be able to maintain relationships with their employees, suppliers, or customers as a result of the uncertainty surrounding the merger;

•	the impact of changes in state and federal legislation and regulation, including recent changes to corporate tax rates in Illinois;

•	the possibility that the anticipated benefits expected from the merger cannot be fully realized;

•	the possibility that integration of the two companies may present significant challenges that may adversely impact the anticipated benefits of the merger;

•	the possibility that the merger or the integration of the two companies may involve unexpected costs;

•	the effect of accounting pronouncements issued periodically by accounting standard-setting bodies;

•	changes in interest rates or price, supply and demand for natural gas and related products and the timing of such changes; and

•	direct or indirect effects on the combined company’s business, financial condition or liquidity resulting from a change in its credit rating or the credit ratings of its counterparties or competitors.

Any forward-looking statements should be considered in light of such important factors. You should not place undue reliance on any forward-looking statement, which speaks only as of the date on which such statement is made or in the case of the statements incorporated by reference, as of the date of the document incorporated by reference. Neither AGL Resources nor Nicor undertake any obligation to update any such statement to reflect subsequent circumstances or events except as required by law.

THE COMPANIES

AGL Resources Inc.

AGL Resources is an energy services holding company, incorporated under the laws of the State of Georgia in 1995 and headquartered in Atlanta, Georgia, whose principal business is the distribution of natural gas in six states: Florida, Georgia, Maryland, New Jersey, Tennessee and Virginia. AGL Resources operates six utilities which, combined, serve approximately 2.3 million end-use customers, making it the largest distributor of natural gas in the southeastern and mid-Atlantic regions of the United States based on customer count. AGL Resources is also involved in various related businesses, including retail natural gas marketing to end-use customers in Georgia, Ohio and Florida; natural gas asset management and related logistics activities for its own utilities as well as for other nonaffiliated companies; natural gas storage arbitrage and related activities; and the development and operation of high-deliverability underground natural gas storage assets. AGL Resources manages these businesses through four operating segments and a non-operating corporate segment.

•

The distribution operations segment is the largest component of AGL Resources’ business and includes six natural gas local distribution utilities. These utilities construct, manage and maintain intrastate natural gas pipelines and distribution facilities and include: Atlanta Gas Light in Georgia, Chattanooga Gas in Tennessee, Elizabethtown Gas in New Jersey, Elkton Gas in Maryland, Florida City Gas in Florida and Virginia Natural Gas in Virginia.

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The retail energy operations segment consists of SouthStar Energy Services LLC, a joint venture currently owned 85% by AGL Resources’ subsidiary, Georgia Natural Gas Company, and 15% by Piedmont Natural Gas. SouthStar markets natural gas and related services under the trade name Georgia Natural Gas to retail customers on an unregulated basis, primarily in Georgia. Southstar also services retail customers in Ohio and Florida and markets natural gas to larger commercial and industrial customers in Alabama, Tennessee, North Carolina, South Carolina, Florida and Georgia. Based on its market share, SouthStar is the largest marketer of natural gas in Georgia, with an average number of customers in excess of 500,000 over the last three years.

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The wholesale services segment consists primarily of Sequent Energy Management, L.P. (sometimes referred to as Sequent Energy), AGL Resources’ subsidiary involved in asset management and optimization, storage, transportation, producer and peaking services and wholesale marketing.

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The energy investments segment includes a number of businesses that are related and complementary to AGL Resources’ primary business. The most significant of these businesses is a natural gas storage business, which develops, acquires and operates high-deliverability salt-dome and other storage assets in the Gulf Coast region of the United States.

•	The corporate segment includes AGL Resources’ nonoperating business units.

Nicor Inc.

Nicor, an Illinois corporation formed in 1976, is a holding company. Gas distribution is Nicor’s primary business. Nicor’s major subsidiaries include Nicor Gas, one of the nation’s largest distributors of natural gas, and Tropical Shipping, a transporter of containerized freight in the Bahamas and the Caribbean region. Nicor also owns several energy-related ventures, is developing natural gas storage facilities and owns an interest in an interstate natural gas pipeline.

Nicor Gas, a natural gas distribution utility regulated by the ICC, serves 2.2 million customers in a service territory that encompasses most of the northern third of Illinois, excluding the city of Chicago. The company’s service territory is diverse, providing the company with a well-balanced mix of residential, commercial and industrial customers. Residential customers typically account for approximately 50% of natural gas deliveries, while commercial and industrial customers each typically account for approximately 25%. The company is the sole distributor of natural gas in essentially all of its service territory.

Tropical Shipping is a transporter of containerized freight in the Bahamas and the Caribbean region. The company is a major carrier of exports from the east coast of the United States and Canada to these regions. The company’s shipments consist primarily of southbound cargo such as building materials, food and other necessities for developers, manufacturers and residents in the Caribbean region and the Bahamas, as well as tourist-related shipments intended for use in hotels and resorts, and on cruise ships. The balance of Tropical Shipping’s cargo consists primarily of interisland shipments and northbound shipments of apparel and agricultural products. Other related services such as inland transportation and cargo insurance are also provided by Tropical Shipping or other Nicor subsidiaries.

Nicor owns several energy-related ventures, including three companies marketing energy-related products and services and a wholesale natural gas marketing company. Nicor Services operates primarily in northern Illinois and provides warranty and maintenance contracts, as well as repair and installation services of heating, air conditioning and indoor air-quality equipment, and customer move connection services for utilities. Nicor Solutions offers energy-related products that provide for natural gas price stability and management of utility bills to residential and small commercial customers primarily in the Nicor Gas service territory. Nicor Advanced Energy is a non-utility marketer of natural gas for residential and small commercial customers in northern Illinois. Nicor Enerchange engages in wholesale marketing of natural gas services primarily in the Midwest and also serves commercial and industrial customers in the Chicago market area.

INFORMATION ABOUT THE AGL RESOURCES SPECIAL MEETING AND VOTE

The AGL Resources Board is using this joint proxy statement/prospectus to solicit proxies from the holders of AGL Resources common stock for use at the special meeting of AGL Resources’ shareholders. AGL Resources is first mailing this joint proxy statement/prospectus and accompanying proxy card to AGL Resources shareholders on or about [—], 2011.

Date, Time and Place of AGL Resources Special Meeting

The AGL Resources special meeting will take place on June 14, 2011, at 10:00 a.m., local time, at AGL Resources’ corporate headquarters, Ten Peachtree Place, Atlanta, Georgia 30309.

Matters to be Considered

The following matters will be considered at the meeting:

1. A proposal to approve the issuance of shares of AGL Resources common stock as contemplated by the merger agreement.

2. A proposal to approve an amendment to AGL Resources’ amended and restated articles of incorporation to increase the number of directors that may serve on the AGL Resources Board from 15 to 16 directors.

3. A proposal to adjourn AGL Resources’ special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares and/or the amendment to AGL Resources’ amended and restated articles of incorporation.

4. Any other business properly brought before the special meeting and any adjournment or postponement thereof.

AGL Resources Record Date; Quorum; and Voting Rights

The AGL Resources Board has fixed the close of business on April 18, 2011 as the record date for determination of shareholders entitled to notice of and to vote at the AGL Resources special meeting or at any adjournment or postponement of the meeting. Only holders of record at the close of business on the record date are entitled to vote at the AGL Resources special meeting.

A quorum is the number of shares that must be represented at a meeting to lawfully conduct business. The presence, in person or by proxy, of holders of a majority of the votes entitled to be cast constitutes a quorum for the transaction of business. As of the record date, a total of 78,645,623 shares were outstanding and eligible to vote at the AGL Resources special meeting. The presence of 39,322,812 shares will constitute a quorum. Abstentions and broker non-votes are included in the calculation of the number of shares considered to be present at the AGL Resources special meeting for purposes of determining a quorum.

Each shareholder is entitled to one vote at the AGL Resources special meeting for each share of AGL Resources common stock held by that shareholder at the close of business on the record date.

A complete list of shareholders entitled to vote at the AGL Resources special meeting will be available for examination by any AGL Resources shareholder between the hours of 9:00 a.m. and 5:00 p.m., local time, at AGL Resources’ headquarters, Ten Peachtree Place, Atlanta, Georgia, and at the time and place of the AGL Resources special meeting.

Required Vote

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Approval of the proposal respecting the issuance of shares of AGL Resources common stock as contemplated by the merger agreement requires the affirmative vote of the holders of a majority of the shares of AGL Resources common stock represented at the AGL Resources special meeting and entitled to vote thereon, provided that a majority of the outstanding shares of AGL Resources common stock is present and votes on the proposal.

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Approval of the proposal respecting the amendment to the AGL Resources’ amended and restated articles of incorporation to increase the number of directors that may serve on the AGL Resources Board from 15 to 16 directors requires the approval by a majority of the votes entitled to be cast on the proposal.

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Approval of the proposal respecting the adjournment of the AGL Resources shareholders meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares and/or the amendment to AGL Resources’ amended and restated articles of incorporation requires that the number of votes cast in favor of the proposal exceeds the votes cast opposing the proposal.

In the event that AGL Resources shareholders do not approve the amendment, AGL Resources and Nicor may agree to waive the condition that this approval be obtained and nonetheless proceed with the merger, however, there can be no assurance that AGL Resources and Nicor would agree to waive this condition.

Broker Non-Votes

Under the listing requirements of the NYSE, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine.” Accordingly, a broker non-vote occurs when the broker is not permitted to vote on an item without instruction from the beneficial owner of shares of common stock and the beneficial owner gives no instruction as to voting of the shares.

Under NYSE rules, it is expected that your broker or bank does not have discretionary authority to vote your shares on the proposal to approve the issuance of shares of AGL Resources common stock as contemplated by the merger agreement, the proposal to approve an amendment to AGL Resources’ amended and restated articles of incorporation to increase the number of directors that may serve on the AGL Resources Board from 15 to 16 directors and the proposal to adjourn the AGL Resources special meeting, if necessary. Therefore, if you are an AGL Resources shareholder and you do not instruct your broker on how to vote your shares:

•

your broker may not vote your shares on the proposal to approve the issuance of shares of AGL Resources common stock as contemplated by the merger agreement, which broker non-votes will have no effect on the vote on this proposal, provided that a majority of the outstanding shares of AGL Resources common stock is present and votes on the proposal (with broker non-votes not counting as votes cast for this purpose);

•

your broker may not vote your shares on the proposal to approve an amendment to AGL Resources’ amended and restated articles of incorporation to increase the number of directors that may serve on the AGL Resources Board from 15 to 16 directors, which broker non-votes will have the same effect as a vote AGAINST such proposal; and

•

your broker may not vote your shares on the proposal to adjourn AGL Resources’ special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares and/or the amendment to AGL Resources’ amended and restated articles of incorporation, which will have no effect on the outcome of the proposal.

Abstentions, Not Voting

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For the proposal to approve the issuance of shares of AGL Resources common stock as contemplated by the merger agreement, an abstention will be counted as present in person or represented by proxy and entitled to vote at the AGL Resources special meeting, and as a vote cast, and, therefore, will have the same effect as a vote AGAINST such proposal. A failure to vote is not counted as a vote cast, and as such, will not otherwise have an effect on the outcome of the vote for the proposal, but it will make it more difficult to meet the NYSE requirement that the total votes cast on this proposal represent a majority of the outstanding shares of AGL Resources common stock present and entitled to vote on the proposal.

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For the proposal to approve an amendment to AGL Resources’ amended and restated articles of incorporation to increase the number of directors that may serve on the AGL Resources Board from 15 to 16 directors, an abstention or a failure to vote will have the same effect as a vote AGAINST such proposal.

•	For the proposal to adjourn the AGL Resources special meeting, if necessary, an abstention or a failure to vote will not have an effect on the outcome of the vote for the proposal.

Dissenters’ Rights

Under Georgia law, AGL Resources shareholders are not entitled to dissenters’ rights in connection with the issuance of shares of AGL Resources common stock as contemplated by the merger agreement and the amendment to AGL Resources’ amended and restated articles of incorporation to increase the number of directors that may serve on the AGL Resources Board from 15 to 16 directors. It is anticipated that AGL Resources shares will continue to be traded on the NYSE during the pendency of and following the effectiveness of the merger, and AGL Resources is not one of the constituent corporations to the merger.

Shares Beneficially Owned by AGL Resources Directors and Officers

AGL Resources’ directors and executive officers beneficially owned 405,532 shares of AGL Resources common stock on April 18, 2011, the record date for the special meeting. These shares represent in total 0.5% of the total voting power of AGL Resources’ voting securities outstanding and entitled to vote as of the record date. AGL Resources currently expects that AGL Resources’ directors and executive officers will vote their shares in favor of all the proposals to be voted on at the special meeting, although none of them has entered into any agreements obligating them to do so.

How Shares are Voted; Proxies

Shareholders of record may vote in person by ballot at the special meeting or by submitting their proxies:

•	by telephone, by calling the toll-free number (800) 690-6903 in the United States or Canada on a touch-tone phone and following the recorded instructions;

•	by accessing the Internet website at www.proxyvote.com and following the instructions on the website; or

•	by mail, by indicating your vote on each proxy card you receive, signing and dating each proxy card and returning each proxy card in the prepaid envelope that accompanied that proxy card.

Telephone and Internet voting are available 24 hours a day. If your AGL Resources shares are held in the Retirement Savings Plus Plan, then telephone and Internet voting will be accessible until 11:59 p.m. Eastern time on June 9, 2011. If you are the record holder of your AGL Resources shares or your AGL Resources shares are held in street name, then telephone and Internet voting will be accessible until 11:59 p.m. Eastern time on June 13, 2011.

Shareholders of AGL Resources who hold their shares in “street name” by a broker, nominee, fiduciary or other custodian should refer to the proxy card or other information forwarded by their broker, nominee, fiduciary or other custodian for instructions on how to vote their shares.

AGL Resources recommends you submit your proxy even if you plan to attend the special meeting. If you attend the special meeting, you may vote by ballot, thereby canceling any proxy previously submitted. If you properly give your proxy and submit it to AGL Resources in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. You may vote for or against the proposals or abstain from voting.

If you are a shareholder of record and submit your proxy but do not make specific choices, your proxy will follow the AGL Resources Board’s recommendations and your shares will be voted:

1. FOR the proposal to approve the issuance of shares of AGL Resources common stock as contemplated by the merger agreement.

2. FOR the proposal to approve an amendment to AGL Resources’ amended and restated articles of incorporation to increase the number of directors that may serve on the AGL Resources Board from 15 to 16 directors.

3. FOR the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares and/or the amendment to AGL Resources’ amended and restated articles of incorporation.

Revocation of Proxies

You have the right to revoke your proxy at any time prior to the time your shares are voted at the special meeting. If you are a shareholder of record, your proxy can be revoked in several ways:

•	by entering a new vote by telephone or the Internet;

•	by delivering a written revocation to AGL Resources’ Corporate Secretary at AGL Resources Inc., P.O. Box 4569, Location 1466, Atlanta, Georgia 30302-4569 prior to the AGL Resources special meeting;

•	by submitting another valid proxy bearing a later date that is received prior to the AGL Resources special meeting; or

•	by attending the AGL Resources special meeting and voting your shares in person.

However, if your shares are held in “street name” through a broker, nominee, fiduciary or other custodian, you must check with your broker, nominee, fiduciary or other custodian to determine how to revoke your proxy.

Shares Held in AGL Resources 401(k) Plan

If your AGL Resources shares are held in the Retirement Savings Plus Plan, only the trustee of the plan can vote your plan shares even if you attend the special meeting in person. The plan trustee will vote your shares in accordance with your telephone, internet or written proxy vote. Please follow the instructions on your proxy card.

Solicitation of Proxies

AGL Resources will pay the costs of soliciting proxies from AGL Resources shareholders. In addition to this mailing, proxies may be solicited by directors, officers or employees of AGL Resources in person, by telephone or electronic transmission. None of the directors, officers or employees will be directly compensated for such services. AGL Resources has retained Alliance Advisors, LLC to assist in the distribution and solicitation of proxies. AGL Resources will pay Alliance Advisors, LLC a fee of approximately $15,000, plus reasonable expenses, for these services.

The extent to which these proxy soliciting efforts will be necessary depends entirely upon how promptly proxies are submitted. You should submit your proxy without delay by mail, by telephone or via the Internet. AGL Resources also reimburses brokers, nominees, fiduciaries or other custodians for their expenses in sending these materials to you and getting your voting instructions.

Other Business; Adjournments

AGL Resources is not currently aware of any other business to be acted upon at the AGL Resources special meeting. If, however, other matters are properly brought before the special meeting, or any adjourned meeting, your proxies include discretionary authority on the part of the individuals appointed to vote your shares to act on those matters according to their best judgment.

Any adjournment (other than an adjournment to solicit additional votes) may be made from time to time by the affirmative vote of the holders of a majority of the voting shares represented at the AGL Resources special meeting, or the Chairman of the AGL Resources Board of Directors or the President of AGL Resources whether or not a quorum is present, without further notice other than by announcement at the meeting.

If the special meeting is adjourned to a different place, date or time, AGL Resources need not give notice of the new place, date or time if the new place, date or time is announced at the meeting before adjournment, unless a new record date is set for the adjourned meeting. The AGL Resources Board must fix a new record date if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

AGL Resources Shareholder Account Maintenance

AGL Resources’ transfer agent is Wells Fargo Bank, N.A. All communications concerning accounts of AGL Resources shareholders of record, including address changes, name changes, inquiries as to requirements to transfer shares of common stock and similar issues can be handled by calling Wells Fargo Shareowner Services, toll-free at (800) 468-9716. For other information about AGL Resources, AGL Resources shareholders can visit AGL Resources’ web site at www.aglresources.com. Information on AGL Resources’ website does not constitute part of this joint proxy statement/prospectus.

INFORMATION ABOUT THE NICOR SPECIAL MEETING AND VOTE

The Nicor Board is using this joint proxy statement/prospectus to solicit proxies from the holders of Nicor common stock for use at the special meeting of Nicor’s shareholders. Nicor is first mailing this joint proxy statement/prospectus and accompanying proxy card to Nicor shareholders on or about [—], 2011.

Date, Time and Place of Nicor Special Meeting

The Nicor special meeting will take place on June 14, 2011, at 10:00 a.m., local time, at Chase Tower, Plaza Level, 10 South Dearborn Street, Chicago, Illinois 60603.

Matters to be Considered

The following matters will be considered at the special meeting:

1. A proposal to approve the merger agreement.

2. A proposal to adjourn Nicor’s special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement.

3. Any other business properly brought before the special meeting and any adjournment or postponement thereof.

Nicor Record Date; Quorum; and Voting Rights

The Nicor Board has chosen the close of business on April 18, 2011 as the record date for determination of shareholders who are entitled to receive notice of and to vote at the Nicor special meeting or at any adjournment or postponement of the meeting. Only holders of record at the close of business on the record date are entitled to vote at the Nicor special meeting. At the close of business on the record date, there were 45,545,154 shares of Nicor common stock issued and outstanding.

In order for Nicor to satisfy its quorum requirements, the holders of at least a majority of the total number of outstanding shares of Nicor common stock entitled to vote at the Nicor special meeting, excluding such shares as may be owned by Nicor, must be present in person or represented by proxy. Shares of Nicor common stock represented at the meeting but not voted, including shares for which proxies have been received but for which shareholders have abstained on either or both of the matters, will be treated as present at the meeting for purposes of determining the presence or absence of a quorum. “Broker non-votes” will also be counted for the purpose of determining a quorum at the meeting. In the event that a quorum is not present at the meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies.

Each shareholder is entitled to one vote at the Nicor special meeting for each share of Nicor common stock held by that shareholder at the close of business on the record date.

A complete list of shareholders entitled to vote at the Nicor special meeting will be available for examination by any Nicor shareholders between the hours of 9:00 a.m. and 5:00 p.m., local time, at Nicor’s headquarters, 1844 Ferry Road, Naperville, Illinois, for purposes pertaining to the Nicor special meeting, for a period of 10 days before the Nicor special meeting and at the time and place of the Nicor special meeting.

Required Vote

•	Approval of the proposal to adopt the merger agreement requires the affirmative vote of the holders of a majority of the shares of Nicor common stock outstanding and entitled to vote on such proposal.

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Approval of the proposal respecting the adjournment of the special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement requires the affirmative vote of the holders of a majority of the shares of Nicor common stock represented at the meeting and entitled to vote on such proposal.

Broker Non-Votes

Under the listing requirements of the NYSE, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine.” Accordingly, a broker non-vote occurs when the broker is not permitted to vote on an item without instruction from the beneficial owner of shares of common stock and the beneficial owner gives no instruction as to voting of the shares.

Under NYSE rules, it is expected that your broker or bank does not have discretionary authority to vote your shares on the proposal to approve the merger agreement or the proposal to adjourn the Nicor special meeting, if necessary. Therefore, if you are a Nicor shareholder and you do not instruct your broker on how to vote your shares:

•	your broker may not vote your shares on the proposal to approve the merger agreement, which broker non-votes will have the same effect as a vote AGAINST such proposal; and

•

your broker may not vote your shares on the proposal to adjourn Nicor’s special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement, which will have no effect on the outcome of the proposal.

Abstentions; Not Voting

•	For the proposal to adopt the merger agreement, an abstention or a failure to vote will have the same effect as a vote AGAINST such proposal.

•	For the proposal to adjourn the Nicor special meeting, if necessary, an abstention or a failure to vote will not have an effect on the outcome of the vote for the proposal.

Dissenters’ Rights

Illinois law requires that Nicor shareholders have dissenters’ rights in connection with the merger. Therefore, a shareholder of Nicor may elect to be paid cash for such shareholder’s shares in accordance with the procedures set forth in the IBCA.

The following is a summary of the material terms of the statutory procedures to be followed by holders of Nicor common stock in order to dissent from the merger under the IBCA. The following discussion is not a complete description of the law relating to dissenters’ rights available under Illinois law and is qualified in its entirety by the full text of Article 11 of the IBCA, which is reprinted in its entirety as Annex B to this joint proxy statement/prospectus. If you wish to exercise dissenters’ rights, you should review carefully the following discussion and Annex B. Nicor urges you to consult a lawyer before electing or attempting to exercise these rights.

Under Article 11, all shareholders entitled to dissenters’ rights in the merger must be notified in the meeting notice relating to the merger that shareholders are entitled to assert dissenters’ rights. This joint proxy statement/prospectus constitutes that notice.

If you are a Nicor shareholder and desire to dissent and receive cash payment of the fair value of your Nicor common stock, you must:

•	deliver to Nicor before the vote is taken at the special meeting of shareholders a written demand for payment for your shares if the proposed action is consummated; and

•	not vote in favor of the merger agreement and merger.

Within 10 days after the date on which the merger is consummated or 30 days after the shareholder delivers to Nicor the written demand for payment, whichever is later, Nicor will send each shareholder who has delivered a written demand for payment:

•	a statement setting forth the opinion of Nicor as to the estimated fair value of the shares;

•	Nicor’s latest balance sheet as of the end of a fiscal year ending not earlier than 16 months before the delivery of the statement;

•	the statement of income for that year and the latest available interim financial statements; and either:

•

a commitment to pay for the shares of the dissenting shareholder at the estimated fair value thereof upon transmittal to Nicor of the certificate or certificates, or other evidence of ownership, with respect to the shares, or

•

instructions to the dissenting shareholder to sell his or her shares on the public market within 10 days after delivery of Nicor’s statement to the shareholder. If the shareholder does not sell on the public market within that 10 day period after being so instructed by Nicor, the shareholder will be deemed to have sold his or her shares at the average closing price of the shares during that 10 day period.

If the shareholder does not agree with the opinion of Nicor as to the estimated fair value of the shares or the amount of interest due, the shareholder, within 30 days from the delivery of Nicor’s statement of value, must notify Nicor in writing of the shareholder’s estimated fair value and amount of interest due and demand payment for the difference between the shareholder’s estimate of fair value and interest due and the amount of the payment by Nicor or the proceeds of sale by the shareholder, as applicable.

If, within 60 days from delivery to Nicor of the shareholder notification of estimate of fair value of the shares and interest due, Nicor and the dissenting shareholder have not agreed in writing upon the fair value of the shares and interest due, Nicor will either pay the difference in value demanded by the shareholder, with interest, or file a petition in the circuit court of the county in which either the registered office or the principal office of Nicor is located, requesting the court to determine the fair value of the shares and interest due. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds that the fair value of his or her shares, plus interest, exceeds the amount paid by Nicor or the proceeds of sale by the shareholder, whichever amount is applicable.

In view of the complexity of these provisions and the requirement that they be strictly complied with, if you hold Nicor common stock and are considering dissenting from the approval of the merger agreement and the merger and exercising your dissenters’ rights under the IBCA, you should consult a lawyer promptly.

All written communications from shareholders with respect to the exercise of dissenters’ rights should be mailed to:

Nicor Inc.

1844 Ferry Road

Naperville, Illinois 60563

Attention: Paul C. Gracey, Jr., Senior Vice President, General Counsel and Secretary

Nicor recommends that such communications be sent by registered or certified mail, return receipt requested.

Shares Beneficially Owned by Nicor Directors and Officers

Nicor’s directors and executive officers beneficially owned 1,005,723 shares of Nicor common stock on April 18, 2011, the record date for the special meeting. These shares represent in total 2.2% of the total voting power of Nicor’s voting securities outstanding and entitled to vote as of the record date. Nicor currently expects that Nicor’s directors and executive officers will vote their shares in favor of all the proposals to be voted on at the special meeting, although none of them has entered into any agreements obligating them to do so.

How Shares are Voted; Proxies

Shareholders of record may vote in person by ballot at the special meeting or by submitting their proxies:

•	by telephone, by calling the toll-free number (800) 690-6903 in the United States or Canada on a touch-tone phone and following the recorded instructions;

•	by accessing the Internet website at www.proxyvote.com and following the instructions on the website; or

•	by mail, by indicating your vote on each proxy card you receive, signing and dating each proxy card and returning each proxy card in the prepaid envelope that accompanied that proxy card.

Telephone and Internet voting are available 24 hours a day. If your Nicor shares are held in a Nicor 401(k) plan, then telephone and Internet voting will be accessible until 11:59 p.m. Eastern time on June 9, 2011. If you are the record holder of your Nicor shares or your Nicor shares are held in street name, then telephone and Internet voting will be accessible until 11:59 p.m. Eastern time on June 13, 2011. Nicor’s telephone and Internet voting procedures are designed to identify existing shareholders by using individual control numbers.

Shareholders of Nicor who hold their shares in “street name” by a broker, nominee, fiduciary or other custodian should refer to the proxy card or other information forwarded by their broker, nominee, fiduciary or other custodian for instructions on how to vote their shares.

Nicor recommends you submit your proxy even if you plan to attend the special meeting. If you attend the special meeting, you may vote by ballot, thereby canceling any proxy previously submitted. If you properly give your proxy and submit it to Nicor in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. You may vote for or against the proposals or abstain from voting.

If you are a shareholder of record and submit your proxy but do not make specific choices, your proxy will follow the Nicor Board’s recommendations and your shares will be voted:

1.	FOR the proposal to approve the merger agreement.

2.	FOR the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement.

Revocation of Proxies

You have the right to revoke your proxy at any time prior to the time your shares are voted at the special meeting. If you are a shareholder of record, your proxy can be revoked in several ways:

•	by entering a new vote by telephone or the Internet;

•	by delivering a written revocation to Nicor’s Secretary at Nicor, P.O. Box 3014, Naperville, Illinois 60566-7014 prior to the Nicor special meeting;

•	by submitting another valid proxy bearing a later date that is received prior to the Nicor special meeting; or

•	by attending the Nicor special meeting and voting your shares in person.

However, if your shares are held in “street name” through a broker, nominee, fiduciary or other custodian, you must check with your broker, nominee, fiduciary or other custodian to determine how to revoke your proxy.

Shares Held in Nicor 401(k) Plan

If your Nicor shares are held in a Nicor 401(k) plan, only the trustee of the plan can vote your plan shares even if you attend the special meeting in person. The plan trustee will vote your shares in accordance with your telephone, internet or written proxy vote. Please follow the instructions on your proxy card.

With respect to Nicor shares held in a Nicor 401(k) plan for which no voting instructions are received, the plan trustee will vote such shares in the same proportion as it votes plan shares with respect to which it has received voting instructions unless the plan trustee determines that to do so would be inconsistent with Title I of ERISA.

Solicitation of Proxies

Nicor will pay the costs of soliciting proxies from Nicor shareholders. In addition to this mailing, proxies may be solicited by directors, officers or employees of Nicor in person or by telephone or electronic transmission. None of the directors, officers or employees will be directly compensated for such services. Nicor has retained Georgeson Inc. to assist in the distribution and solicitation of proxies. Nicor will pay Georgeson Inc. a fee of $25,000, plus reasonable expenses, for these services.

The extent to which these proxy soliciting efforts will be necessary depends entirely upon how promptly proxies are submitted. You should submit your proxy without delay by mail, by telephone or via the Internet. Nicor also reimburses brokers, nominees, fiduciaries or other custodians for their expenses in sending these materials to you and getting your voting instructions.

Other Business; Adjournments

Nicor is not currently aware of any other business to be acted upon at the Nicor special meeting. If, however, other matters are properly brought before the special meeting, your proxies include discretionary authority on the part of the individuals appointed to vote your shares to act on those matters according to their best judgment.

Any adjournment (other than an adjournment to solicit additional votes) may be made from time to time by the affirmative vote of the holders of a majority of the voting shares represented at the Nicor special meeting or the Chairman of the Nicor Board of Directors whether or not a quorum is present, without further notice other than by announcement at the meeting.

If the special meeting is adjourned to a different place, date or time, Nicor need not give notice of the new place, date or time if the new place, date or time is announced at the meeting before adjournment unless a new record date is set for the adjourned meeting.

Nicor Shareholder Account Maintenance

Nicor’s transfer agent is Wells Fargo Bank, N.A. All communications concerning accounts of Nicor shareholders of record, including address changes, name changes, inquiries as to requirements to transfer shares of common stock and similar issues can be handled by calling Wells Fargo Shareowner Services, toll-free at (866) 614-9640. For other information about Nicor, Nicor shareholders can visit Nicor’s web site at www.nicor.com. Information on Nicor’s website does not constitute part of this joint proxy statement/prospectus.

THE PROPOSED MERGER

General

AGL Resources and Nicor agreed to the acquisition of Nicor by AGL Resources under the terms of the merger agreement that is described in this joint proxy statement/prospectus. Under the terms of the merger agreement, Merger Sub will merge with and into Nicor. As a result, Nicor will survive the merger and will become a wholly owned subsidiary of AGL Resources upon completion of the merger. Immediately after the merger, Nicor, will merge with and into Merger LLC and Merger LLC will continue to exist as a wholly owned subsidiary of AGL Resources (sometimes referred to as the subsequent merger).

The AGL Resources Board is using this joint proxy statement/prospectus to solicit proxies from the holders of AGL Resources common stock for use at the AGL Resources special meeting. The Nicor Board is using this joint proxy statement/prospectus to solicit proxies from the holders of Nicor common stock for use at the Nicor special meeting.

AGL Resources Merger Proposals

At the AGL Resources special meeting, holders of shares of AGL Resources common stock will be asked to vote on the issuance of shares of AGL Resources common stock as contemplated by the merger agreement and on amending AGL Resources’ amended and restated articles of incorporation to increase the number of directors that may serve on the AGL Resources Board from 15 to 16 directors.

The merger will not be completed unless AGL Resources shareholders approve the issuance of shares of AGL Resources common stock as contemplated by the merger agreement and the amendment to AGL Resources’ amended and restated articles of incorporation to increase the number of directors that may serve on the AGL Resources Board from 15 to 16 directors.

The parties may agree to waive the condition to the merger that the AGL Resources shareholders approve the amendment to AGL Resources’ amended and restated articles of incorporation, but they are not required to do so. A separate vote by the holders of AGL Resources common stock on the merger agreement or the merger itself is not required under Georgia law.

Nicor Merger Proposal

At the Nicor special meeting, holders of shares of Nicor common stock will be asked to vote on the approval of the merger agreement and thereby approve the merger.

The merger will not be completed unless Nicor’s shareholders approve the merger agreement and thereby approve the merger.

Effects of the Merger; Merger Consideration

Common Stock

Except as described below, subject to the terms and conditions of the merger agreement, at the effective time of the merger, each share of Nicor common stock issued and outstanding immediately prior to the effective time of the merger (other than dissenting shares) will be converted into the right to receive (i) $21.20 in cash and (ii) 0.8382 of a share of AGL Resources common stock, subject to adjustment for certain changes in AGL Resources common stock or Nicor common stock such as reclassifications or stock splits.

However, if the total stock consideration, calculated based on the price of AGL Resources common stock on the date the merger agreement was executed (which was $37.13), is less than 40% of the total merger consideration, then the exchange ratio will be increased, and the amount of cash paid per share of Nicor common stock will be correspondingly decreased, until the total stock consideration equals 40% of the total merger consideration. The adjustment will be made as follows: for each 0.0001 increase to the exchange ratio that is made, the amount of cash paid per share of Nicor common stock will be reduced by the product of 0.0001 multiplied by $37.13. For purposes of the adjustment described above, the cash deemed paid in respect of dissenting shares will be $53.00.

The adjustment mechanism referenced in the preceding paragraph is intended to ensure that the transaction satisfies the “continuity of interest” requirement for a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. This requirement generally should be satisfied if the AGL Resources common stock issued in the transaction to Nicor shareholders represents at least 40% of the value of the total consideration received by Nicor shareholders in the transaction, as determined under applicable United States Treasury regulations. For a discussion of the United States federal income tax consequences of the merger, see “The Proposed Merger—Material United States Federal Income Tax Consequences of the Transaction” beginning on page 93 of this joint proxy statement/prospectus.

Should such adjustment to the exchange ratio be made, AGL Resources and Nicor will each disclose the adjustment on a current report on Form 8-K and in a press release. Additionally, AGL Resources will send a written notification of the change in the exchange ratio to each shareholder of Nicor whose shares are converted into the right to receive the merger consideration with the letter of transmittal that will be mailed to each of those shareholders immediately after the effective time of the merger.

AGL Resources will not issue any fractional shares in connection with the merger. Instead, each holder of Nicor common stock who would otherwise be entitled to receive a fraction of a share of AGL Resources common stock (after taking into account all shares of Nicor common stock owned by a holder at the effective time of the merger) will receive cash, without interest, rounded down to the nearest cent, in an amount equal to the fractional share to which such holder would otherwise be entitled multiplied by the average of the closing sale prices of AGL Resources common stock on the NYSE, as reported in The Wall Street Journal for each of the 20 consecutive trading days ending with the fifth complete trading day prior to the closing date.

The merger consideration represented a value of $53.00 based on the volume-weighted average price for AGL Resources common stock on the NYSE for the 20 trading days ended December 1, 2010. This represents a premium of approximately 22% to the closing stock price of Nicor on December 1, 2010, and an approximately 17% premium to the volume-weighted average stock price of Nicor over the last 20 trading days ending December 1, 2010. The value of the consideration to be received by Nicor shareholders will fluctuate with changes in the price of AGL Resources common stock. The merger consideration represented a value of $54.92 based on the closing price of AGL Resources common stock on the NYSE on April 25, 2011. This represents a premium of approximately 26% to the closing stock price of Nicor on December 1, 2010, and an approximately 21% premium to the volume-weighted average stock price of Nicor over the last 20 trading days ending December 1, 2010. AGL Resources and Nicor urge you to obtain current market quotations for AGL Resources and Nicor common stock.

Treasury Shares; Shares Owned by AGL Resources

Immediately prior to the effective time of the merger, each share of Nicor common stock (i) held as a treasury share by Nicor, (ii) owned of record by any subsidiary of Nicor, or (iii) owned of record by AGL Resources, Merger Sub or any of their respective wholly owned subsidiaries will, in each case, be canceled and cease to exist, and no consideration will be delivered in exchange for those shares.

Background of the Merger

Nicor and its board of directors regularly consider the availability and impact of strategic alternatives that could enhance shareholder value, including, from time to time, a possible sale of Nicor. Similarly, AGL Resources and its board of directors regularly consider potential strategic transactions, including the potential acquisition of natural gas distribution companies.

On April 28, 2010, Norman Bobins, a member of the Nicor Board, introduced Russ Strobel, the Chairman, President and Chief Executive Officer of Nicor, to a representative of, a private investment company (that is referred to herein as Fund A) for which Mr. Bobins served as a consultant. At this meeting, from which Mr. Bobins excused himself after making an introduction, the representative of Fund A conveyed Fund A’s interest in a possible acquisition of Nicor. Mr. Strobel informed John Rau, the Nicor Board’s lead independent director, of Fund A’s interest in a possible acquisition of Nicor and Mr. Bobins’ relationship with Fund A.

On May 27, 2010, a private investment company (that is referred to herein as Fund B) met with Mr. Strobel and Richard Hawley, Nicor’s Chief Financial Officer, and inquired about the possibility of a potential transaction with Nicor. Mr. Strobel informed Mr. Rau of such contact.

The Nicor Board met at its next regularly scheduled meeting on July 22, 2010. Because of the potential conflict of interest resulting from Mr. Bobins’ relationship with Fund A, he did not participate in any portion of this meeting or any later meeting at which the Nicor Board considered the inquiries from Fund A and Fund B, possible responses thereto or possible transactions with other parties. Mr. Bobins informed Nicor that pursuant to his consulting agreement with Fund A, he might be entitled to a finder’s fee if a transaction with Fund A was consummated. Mr. Bobins subsequently agreed to forgo any fee to which he might become entitled.

At the July 22, 2010 meeting, the Nicor Board was informed of the inquiries received from Fund A and Fund B and of Mr. Bobins’ relationship with Fund A. In executive session at this meeting, the independent directors of the Nicor Board discussed the potential process for considering Nicor’s strategic alternatives, including the interest of Fund A and Fund B, but agreed to defer a final decision regarding whether to pursue any strategic alternatives until a later meeting. The Nicor Board directed management to obtain additional detail regarding Fund A’s and Fund B’s interest in a transaction with Nicor. Additionally, the Nicor Board discussed the retention of legal and financial advisors. In connection with such discussion, the Nicor Board authorized Mr. Rau, Georgia Nelson and Armando Olivera, on behalf of the independent directors, to consider the retention of separate legal and financial advisors for the independent directors.

In August 2010, Nicor retained Latham & Watkins LLP (sometimes referred to as Latham) to act as its legal counsel regarding a potential transaction and Nicor’s exploration of its strategic alternatives. Nicor also engaged J.P. Morgan to serve as Nicor’s financial advisor in connection with the consideration of strategic alternatives. Nicor retained J.P. Morgan pursuant to an engagement letter dated as of October 1, 2010 and effective as of June 22, 2010. Mr. Rau, Ms. Nelson and Mr. Olivera concluded that the independent directors could rely on Nicor’s financial advisor, but that separate counsel should be retained. Accordingly, Nicor’s independent directors, other than Mr. Bobins, retained Sidley Austin LLP (sometimes referred to as Sidley) to act as legal counsel to the independent directors.

During August 2010, members of Nicor management, as directed by the Nicor Board and with the assistance of J.P. Morgan, solicited information from Fund A and Fund B regarding the terms of a potential transaction with Nicor.

On August 24, 2010, the Nicor Board met to consider Nicor’s potential value under a stand-alone scenario, the interest of each of Fund A and Fund B in pursuing a possible acquisition of Nicor and the process for evaluating their respective levels of interest. The Nicor Board directed Mr. Strobel, together with J.P. Morgan, to contact Fund A and Fund B and indicate that (i) following the provision of certain high-level prospective financial information by Nicor pursuant to a confidentiality agreement, Fund A and Fund B should provide an indicative level of value they would be prepared to pay for Nicor and (ii) after receiving such indicative level of value, the Nicor Board would determine whether to engage in discussions regarding a possible acquisition of Nicor. The Nicor Board also agreed that Mr. Rau should work closely with Mr. Strobel and Latham, Sidley and J.P. Morgan in connection with Nicor’s activities relating thereto. Finally, the Nicor Board instructed Nicor’s management not to discuss the possible terms of any arrangements for management with either Fund A or Fund B.

On September 1, 2010, Mr. Strobel and J.P. Morgan contacted Fund A and Fund B to relay the foregoing process. Subsequent to such conversations, Nicor entered into confidentiality agreements with Fund A (on September 2, 2010) and Fund B (on September 4, 2010). Following entry into such confidentiality agreements, Nicor began to provide confidential preliminary due diligence information to each of Fund A and Fund B.

On September 7, 2010, J.P. Morgan met with Fund B regarding its interest in a possible acquisition of Nicor, its due diligence efforts and the proposed timing and process of Nicor’s consideration of Fund B’s proposal. During such meeting, Fund B indicated that it anticipated needing until September 24th or September 27th to complete its due diligence review and requested exclusivity in connection with submitting an indication of interest. After consultation with Latham, Sidley, Nicor management and Mr. Rau, J.P. Morgan advised Fund B that Nicor would not grant exclusivity to Fund B.

On September 9, 2010, members of Nicor’s management and J.P. Morgan spoke telephonically with Fund A to discuss Fund A’s due diligence review and address specific due diligence requests submitted by Fund A.

On September 13 and 14, 2010, J.P. Morgan and members of Nicor management met with Fund A and Fund B, respectively, in connection with their respective preliminary due diligence reviews.

On September 21, 2010, Fund B contacted J.P. Morgan to discuss the terms of a potential investment grade debt offering by Fund B in connection with the proposed acquisition of Nicor. J.P. Morgan subsequently advised Nicor of Fund B’s proposed financing structure.

On September 22, 2010, Nicor received non-binding indications of interest from Fund A and Fund B, each in connection with a proposed acquisition of all of Nicor’s outstanding common stock. Fund B proposed to acquire all of Nicor’s outstanding common stock for $50.00 in cash per share, subject to the completion of confirmatory due diligence, the receipt of regulatory approvals and internal approvals and the negotiation of definitive agreements. Fund B also requested a 90-day exclusivity period to negotiate definitive documentation and complete its confirmatory due diligence. Fund A proposed to acquire all of Nicor’s outstanding common stock for $51.50 in cash per share, subject to the completion of confirmatory due diligence, the receipt of regulatory approvals and the negotiation of definitive agreements. Fund A did not request exclusivity in connection with this indication of interest.

On September 23, 2010, the Nicor Board met to receive an overview of the indications of interest received from Fund A and Fund B from J.P. Morgan. On September 28, 2010, the Nicor Board met to discuss and consider Nicor’s potential value under a stand-alone scenario and the indications of interest from Fund A and Fund B in detail with its financial and legal advisors, as well as other strategic alternatives that might be available to Nicor. Though no decision to sell Nicor had been made by the Nicor Board, the Nicor Board concluded that in light of the terms set forth in the indications of interests received, Nicor should consider a potential sale, but should also inform itself of other potentially interested third parties. Accordingly, the Nicor Board directed J.P. Morgan to contact third parties (both financial and strategic) selected by the Nicor Board in consultation with J.P. Morgan and management (based upon likelihood of interest in a transaction with Nicor) to gauge their interest in a potential acquisition of Nicor. The Nicor Board considered whether to conduct an open auction of Nicor, but concluded that (i) because no determination to sell Nicor had been made, (ii) to minimize disruption to Nicor’s business and its employees, and (iii) to minimize the risk that either Fund B or Fund A would withdraw its indication of interest, a targeted outreach, limited to AGL Resources, and parties we refer to as Fund C, Company D, Company E and Company F was likely the best path to maximizing value for Nicor.

Following the meeting, J.P. Morgan contacted the one additional prospective financial buyer (Fund C) and the four prospective strategic buyers (AGL Resources, Company D, Company E and Company F) to inquire about their interest in a transaction with Nicor. On September 29, 2010, AGL Resources, Fund C, Company D, Company E and Company F were first contacted.

On September 30, 2010, Company F informed J.P. Morgan that it did not have an interest in a transaction with Nicor.

On October 1, 2010, AGL Resources indicated to J.P. Morgan that it would be willing to enter into a confidentiality agreement in order to obtain additional information for purposes of evaluating a potential transaction with Nicor.

On October 4, 2010, J.P. Morgan informed Fund A and Fund B that an electronic data room would be populated with additional confidential information. J.P. Morgan also requested that Fund A and Fund B provide an updated proposal based on their review of the additional information made available through the electronic data room.

On October 5, 2010, Nicor entered into a confidentiality agreement with AGL Resources and began to provide AGL Resources with confidential information.

On October 6, 2010, Nicor entered into a confidentiality agreement with Fund C and began to provide Fund C with confidential information.

Also on October 6, 2010, Fund B contacted J.P. Morgan to discuss its indication of interest and its due diligence review of Nicor, requesting an additional two weeks of due diligence prior to its submission of a revised proposal.

On October 8, 2010, Nicor entered into a confidentiality agreement with Company D and began to provide Company D with confidential information. Commencing on October 8, 2010, an electronic data room, populated with preliminary due diligence materials, was opened to those parties that executed a confidentiality agreement.

Also on October 8, 2010, Fund A contacted J.P. Morgan to reiterate its interest in a transaction with Nicor and, its ability to complete its due diligence and negotiate definitive transaction documents within 30 days.

On October 10, 2010, Mr. Strobel and J.P. Morgan met with AGL Resources in connection with its due diligence review and to discuss issues related to a potential acquisition of Nicor.

On October 11, 2010, Nicor received a letter from Fund A stating its willingness to increase its proposed offer to purchase all of Nicor’s outstanding common stock to $52.50 in cash per share and requesting a 30-day exclusivity period in order to proceed with a transaction at such purchase price.

On October 12, 2010, Nicor entered into a confidentiality agreement with Company E and granted Company E access to the online data room.

On October 13, 2010, the Nicor Board met telephonically to discuss Fund A’s increased proposal and its request for exclusivity. As a number of the parties contacted by J.P. Morgan had indicated a potential interest in a transaction with Nicor and many were just beginning their due diligence process, the Nicor Board determined not to engage in exclusive negotiations with Fund A at that time. Following the Nicor Board meeting, Mr. Strobel and J.P. Morgan spoke telephonically with Fund A to explain that Nicor was not prepared to engage in exclusive negotiations with Fund A, but also to encourage Fund A to continue its due diligence review in an effort to provide a revised proposal by October 20th.

On October 14, 2010, J.P. Morgan requested that each of AGL Resources, Fund C, Company D and Company E inform J.P. Morgan as to whether it was interested in pursuing an acquisition of Nicor and, if so, to provide a non-binding written proposal relating thereto.

Also on October 14, 2010, Fund A contacted J.P. Morgan to explain that it had determined to suspend its due diligence and would only proceed if Nicor granted Fund A exclusivity.

On October 15, 2010, Fund B met with members of Nicor management and J.P. Morgan in connection with its due diligence review and to discuss issues related to a potential acquisition of Nicor.

On October 18, 2010, Mr. Strobel and J.P. Morgan met with Company E in connection with its due diligence review and to discuss issues related to a potential acquisition of Nicor.

On October 20, 2010, Nicor received a non-binding indication of interest from AGL Resources pursuant to which AGL Resources proposed to purchase all of Nicor’s outstanding common stock for $54.00 per share, with 40% to 50% of the aggregate purchase price to be paid in cash and the remainder to be paid in shares of AGL Resources common stock. AGL Resources’ proposal was subject to the completion of confirmatory due diligence, the receipt of regulatory approvals, the negotiation of definitive agreements and the approval of the AGL Resources Board. Also, on October 20, 2010, Fund C notified J.P. Morgan that it would not submit a proposal, citing its inability to offer a value it believed the Nicor Board would find compelling.

On October 21, 2010, Nicor received a revised non-binding indication of interest from Fund B in which Fund B increased its proposed cash purchase price to $52.00 per share. Fund B requested a 60-day exclusivity period in order to conduct confirmatory due diligence, arrange necessary equity and debt financing sources and negotiate definitive transaction documents. Nicor also received a non-binding indication of interest from Company E pursuant to which Company E proposed an “at the market” merger in which Nicor’s shareholders would exchange their shares for shares of Company E at no premium to Nicor’s trading price. Company D also contacted J.P. Morgan to indicate that it was not prepared to submit a proposal, but requested an opportunity to submit a proposal on October 26th. After consultation with Sidley, Latham, J.P. Morgan and Mr. Rau, Nicor concluded that it would permit Company D additional time to formulate its proposal, but would not delay its consideration of the proposals received or Nicor’s strategic process.

On October 22, 2010, the Nicor Board held a special telephonic meeting to discuss the indications of interest received and the strategic process generally; also present were representatives of J.P. Morgan, Latham and Sidley. The Nicor Board was informed that, in order to ensure that Nicor had a more complete understanding of available potential transactions and proposed value, Nicor had agreed to allow Company D to submit a proposal no later than October 26, 2010. In light of the potential for a transaction with Company D to provide value to Nicor’s shareholders, the Nicor Board concurred with such determination.

On October 26, 2010, Company D notified J.P. Morgan that it would not submit a proposal to acquire Nicor.

Also, on October 26, 2010, the AGL Resources Board held a regularly scheduled board meeting during which members of AGL Resources management made a presentation regarding potential natural gas distribution company acquisition targets being considered by management, including Nicor. After reviewing the pros and cons of potential acquisition targets with management, the AGL Resources Board determined that AGL Resources should move forward with discussions regarding a possible strategic transaction with Nicor.

On October 27, 2010, Mr. Strobel received a telephone call from John Somerhalder, the Chairman, President and Chief Executive Officer of AGL Resources, informing Mr. Strobel that he had met with the AGL Resources Board and that the AGL Resources Board was “extremely supportive” of moving forward on an expedited basis regarding a possible strategic transaction with Nicor.

On the morning of October 29, 2010, J.P. Morgan contacted the Chief Executive Officer of Company E to discuss the ability and willingness of Company E to increase its proposal so that Nicor’s shareholders might realize a “premium to the market” in connection with the proposed merger. J.P. Morgan was informed that Company E was not willing to provide for a transaction at a premium to Nicor’s share price.

Later on October 29, 2010, the Nicor Board held a special meeting at which J.P. Morgan presented to the Nicor Board a comparative summary of the indications of interest received from Fund B, Fund A (based on its October 11th letter), Company E and AGL Resources. After considering the relative value of a cash transaction as compared to a stock transaction, the regulatory risks and financing risks presented by a transaction with the various prospective purchasers and the likelihood of reaching agreement on the terms of a transaction, the Nicor Board determined to proceed with discussions (and in the case of Fund A to seek to reengage in discussion) with the prospective buyers who indicated a willingness to pay a premium to Nicor’s market price: Fund A, Fund B and AGL Resources. However, as the Nicor Board had not determined to sell Nicor, in order to minimize the disruption to Nicor and to maximize the opportunity for Nicor to receive each potential buyer’s best proposal, it determined to tell each party to submit, no later than mid-November, a revised proposal that clarified the terms of such proposal and that was not subject to additional due diligence.

Also on October 29, 2010, J.P. Morgan contacted Fund A, Fund B and AGL Resources to advise each that Nicor remained interested in exploring a potential transaction and requesting that each submit its “last and best” proposal. The parties were also informed that the data room would be updated to reflect additional financial, operational and legal due diligence information, including a new three-year forecast, as set forth in the section titled “The Proposed Merger—Forward-Looking Financial Information”. Each party was instructed that their due diligence should be substantially completed and that they should submit a marked-up draft of a merger agreement (a form of which was subsequently provided to AGL Resources on November 2) in connection with their “last and best” proposal on November 15, 2010. Fund B informed J.P. Morgan that if Nicor would not exclusively negotiate with Fund B, then it would not be willing to continue its due diligence unless (i) Nicor agreed to reimburse Fund B for its transaction expenses and (ii) Nicor permitted Fund B to contact approximately twelve funding sources to better determine the availability of equity and debt financing on favorable terms.

On October 31, 2010, Mr. Strobel and J.P. Morgan spoke telephonically with Fund A during which discussion Fund A indicated its continuing interest in a transaction with Nicor and that it understood the proposed timing of the process, and agreed to move forward with the process and due diligence.

On November 1, 2010, the electronic data room was updated to include additional financial, operational and legal information to allow any proposals submitted on November 15th to reflect the additional information.

Also on November 1, 2010, Fund B communicated to J.P. Morgan and Nicor that it was prepared, without the receipt of exclusivity or the reimbursement of expenses, to conduct further due diligence and submit a formal proposal including a revised draft of the proposed merger agreement by November 15th, but if Fund B was selected to negotiate a transaction with Nicor, it would still require an additional 30-day exclusive due diligence period to complete its due diligence review. Mr. Rau was informed of Fund B’s communication.

On November 2, 2010, the Nicor Board held a telephonic meeting at which the Nicor Board was informed of Fund B’s interest in reengaging with Nicor. After discussion with its legal and financial advisors, the Nicor Board determined not to formally reengage with Fund B. In making such determination, the Nicor Board noted that Fund B’s earlier indication of interest remained subject to extensive due diligence, including an additional 30 days of due diligence if Fund B was selected by the Nicor Board to negotiate a transaction with Nicor, and that, because of Fund B’s prior unwillingness to move forward absent exclusivity and expense reimbursement, it was now trailing Fund A and AGL Resources from a timing perspective. Additionally, the Nicor Board considered the possibility that Fund B would reduce its indication of value following a review of updated due diligence information. The Nicor Board also believed that in light of Fund A’s prior reluctance to participate in the process without exclusivity, if Fund A became aware of Fund B’s participation in the process, Fund A might cease to participate. Moreover, the Nicor Board recognized that if Fund B chose to make a superior proposal after the announcement of a merger agreement with AGL Resources or Fund A, the Nicor Board would have the ability to consider it.

On November 3, 2010, Nicor entered into a confidentiality agreement with AGL Resources to permit Nicor to undertake a due diligence review of AGL Resources in connection with evaluating the stock consideration reflected in AGL Resources’ proposal. Members of Nicor management, together with Latham, J.P. Morgan and Nicor’s regulatory counsel undertook such due diligence review, including discussions with AGL Resources and its advisors, through December 3, 2010. Additionally, in light of Fund B’s conditions on its continued participation in Nicor’s strategic process, Nicor terminated Fund B’s access to the data room on November 3, 2010.

On November 5, 2010, Nicor received a letter from Fund B in which Fund B increased the indicative price at which it would purchase all of Nicor’s outstanding common stock to $55.00 in cash per share and limited the number of financing sources that it would contact. Mr. Rau was informed of this correspondence from Fund B and the revised indication of interest.

From November 6, 2010 through November 9, 2010, while AGL Resources and Fund A undertook due diligence, Nicor and J.P. Morgan were in contact with Fund B during which Fund B reaffirmed its revised indicative price of $55.00 in cash per share. During such period, Nicor granted Fund B permission to contact the debt and equity financing sources identified by Fund B and to discuss the potential acquisition of Nicor with such parties. Fund B also noted that it would require a 30-day confirmatory due diligence period, and therefore, would not be in a position to enter into a merger agreement until the middle of December or later. After consultation with Mr. Rau, Nicor management, Sidley and Latham, J.P. Morgan reiterated Nicor’s strong preference to execute a definitive agreement by late November/early December. On November 9, 2010, Fund B indicated in an electronic correspondence to J.P. Morgan that it would provide a revised indication of interest by November 15, 2010, but required until December 15, 2010 to complete its due diligence review and until December 17, 2010 to secure debt financing commitments; equity financing commitments (from sources beyond Fund B) would take until December 19, 2010. It also stated Fund B would be in a position to sign and announce a transaction by December 20, 2010.

On November 10, 2010, J.P. Morgan provided Fund B with the new three-year financial forecast and requested that Fund B confirm its $55 in cash per share proposal. J.P. Morgan also invited Fund B to submit a revised proposal on November 15th, with all due diligence completed as previously requested, setting forth in detail its proposed equity and debt arrangements and proposed timeline for entering an agreement.

On November 11, 2010, the Nicor Board held a telephonic meeting to discuss the status of Fund A’s and AGL Resources’ review and Fund B’s correspondence. The Nicor Board was informed that Fund B was unwilling to agree to Nicor’s proposed timetable.

On November 12, 2010, Nicor received a letter from Fund B in which Fund B expressed confidence in its ability to secure the necessary debt and equity financing to complete a transaction, but stated that Fund B continued to require a 30-day due diligence period. Fund B also indicated that in light of Nicor’s unwillingness to grant Fund B a 30-day period in which to complete its review, Fund B intended to terminate its discussions with potential debt and equity financing sources and Fund B’s due diligence efforts. In a subsequent discussion regarding this letter, Fund B informed J.P. Morgan that Fund B was prepared to offer between $54 and $55 in cash per share in an acquisition of all of Nicor’s outstanding common stock, but continued to have concerns regarding the performance of Nicor’s Tropical Shipping division. Additionally, on November 12, 2010, Mr. Strobel received a telephonic inquiry from a company referred to herein as Company G, regarding a potential transaction with Nicor. Mr. Rau was informed of the correspondence from Fund B and the inquiry from Company G.

On November 15, 2010, the AGL Resources Board held a special telephonic meeting to permit AGL Resources management to provide an update on the potential transaction with Nicor and to request authorization to submit a proposal to acquire Nicor. Members of AGL Resources management provided an overview of the transaction, including the recommended price and form of consideration, and discussed with the AGL Resources Board the proposed bridge financing for the transaction. In addition, members of AGL Resources management reviewed with the AGL Resources Board the status of the continuing due diligence investigation of Nicor. The review included, among other things, a discussion of AGL Resources’ investigation with respect to regulatory matters, including the ongoing ICC review of Nicor’s performance based rate plan that was in effect from 2000-2002 (sometimes referred to as PBR), environmental matters and other financial and legal matters. The meeting was attended by a representative of Goldman Sachs, AGL Resources’ financial advisor in connection with the merger, who made a presentation to the AGL Resources Board reviewing the financial aspects of the potential transaction with Nicor. Following discussion of the potential transaction, including the terms and financial aspects of the potential transaction and other considerations, the AGL Resources Board authorized Mr. Somerhalder and other members of AGL Resources management to submit a proposal to acquire Nicor.

On November 15, 2010, Nicor received an updated non-binding proposal from AGL Resources pursuant to which AGL Resources proposed to acquire all of Nicor’s outstanding common stock for a notional price of $51.00 per share, comprised of a mixture of cash and shares of AGL Resources common stock. The proposal from AGL Resources was accompanied by a revised draft of the merger agreement, reflecting AGL Resources’ comments thereon.

On November 16, 2010, Nicor received an updated non-binding proposal from Fund A. Fund A’s proposal deviated significantly from its prior indications of interest. Rather than a proposal to acquire all of Nicor’s outstanding common stock, Fund A proposed to contribute its portfolio company to Nicor in exchange for Nicor common stock. In connection with the transaction, Nicor’s shareholders would receive $34.25 in cash. Together with their continued ownership of approximately 32% of the combined company, Fund A indicated that its proposal would provide Nicor’s shareholders with a total notional value of $47.60—$50.25 per share of Nicor common stock. Fund A did not submit a revised draft of the merger agreement.

After consultation with Latham, Sidley, J.P. Morgan and Mr. Rau on November 16th, Mr. Strobel contacted Mr. Somerhalder to review AGL Resources’ proposal. During this call, Mr. Somerhalder stated his intention to recommend to the AGL Resources Board that it increase its indicative value to $52 per share.

On November 18, 2010, Nicor received a letter from Fund B. The letter did not include an updated proposal from Fund B, but expressed Fund B’s continued interest in a potential transaction with Nicor.

On November 18 and November 19, 2010, the Nicor Board met with its legal and financial advisors to discuss and consider the proposals received from AGL Resources and Fund A, the range of the indication of interest from Fund B, the inquiry from Company G and Nicor’s alternatives. The Nicor Board considered the relative value of a cash transaction as compared to a mixed cash/stock transaction (including the value creation reflected in J.P. Morgan’s preliminary financial analysis of the proposal from AGL Resources, which reflected a higher value than indicated in the range of the indication of interest from Fund B), the regulatory risks and financing risks presented by a transaction with AGL Resources, Fund B or Fund A and the likelihood of reaching agreement on the definitive terms of a transaction. In considering the range of the indication of interest from Fund B, the Nicor Board also noted that (i) the range of Fund B’s indication was subject to due diligence and, based on information provided by Nicor’s advisors, that Fund B had in other transactions made offers following due diligence at levels below original indications, (ii) the range implied an internal rate of return for Fund B below a customary range of returns for transactions of this type, and (iii) the transaction proposed by Fund B would not offer Nicor’s shareholders the opportunity to participate in the future growth of the business. The Board also considered the potential to enter into an agreement with an initially reduced termination fee so as to provide any potential alternative buyers with the opportunity to present a superior proposal and the likelihood of consummating a transaction according to the terms set forth in the indications of interest. After significant discussion in executive session, the Nicor Board directed Mr. Strobel and J.P. Morgan to request that AGL Resources further increase its offer to at least the originally indicated $54 per share, but that if AGL Resources refused to do so, then Nicor would require a two-tier termination fee that would permit any other interested party an opportunity to propose a transaction within 45 days after the announcement of a transaction with AGL Resources that, if consummated, would result in the payment to AGL Resources of a significantly reduced termination fee.

Later in the day on November 19, 2010, Mr. Strobel contacted Mr. Somerhalder to request that AGL Resources increase its proposal to at least $54 per share. Mr. Somerhalder informed Mr. Strobel that he believed the AGL Resources Board would agree to increase its proposal to a notional value of $53 per share, comprised of 55% AGL Resources common stock and 45% cash, but he did not believe the AGL Resources Board would support a transaction at a notional value of $54 per share. Mr. Strobel and Mr. Somerhalder also discussed the possibility of a two-tier termination fee, and Mr. Somerhalder stated that he would discuss this subject with the AGL Resources Board and its advisors and get back to Mr. Strobel. Also on November 19, 2010, representatives of J.P. Morgan communicated to representatives of Goldman Sachs that Nicor requested that AGL Resources increase its proposal to at least $54 per share.

On November 22, 2010, representatives of Goldman Sachs communicated AGL Resources’ revised proposal to representatives of J.P. Morgan, which increased AGL Resources’ indicative value to $53 per share, with a consideration mix of 55% AGL Resources common stock at a fixed exchange ratio and 45% cash. Representatives of Goldman Sachs also indicated that in the event AGL Resources’ committed financing was unavailable to consummate the transaction, AGL Resources was prepared to pay Nicor a termination fee. Later on November 22, 2010, Mr. Somerhalder communicated AGL Resources’ revised proposal to Mr. Strobel during a telephone call.

On November 23, 2010, after discussion among Mr. Strobel, representatives of J.P. Morgan, Latham and Sidley and Mr. Rau, representatives of J.P. Morgan communicated to representatives of Goldman Sachs that Nicor continued to request that AGL Resources increase its proposal to at least $54 per share.

On the morning of November 25, 2010, Mr. Strobel, Mr. Rau, and representatives of Latham, Sidley and J.P. Morgan discussed the recent communications with AGL Resources, AGL Resources’ willingness to increase the indicative value of its proposal and the value of a two-tier termination fee in the event AGL Resources was not willing to increase its proposal to at least $54 per share.

On November 26, 2010, Mr. Strobel and Mr. Somerhalder spoke telephonically, during which Mr. Somerhalder indicated that AGL Resources was, subject to final approval from the AGL Resources Board and the negotiation of a definitive agreement, prepared to purchase all of the outstanding Nicor common stock at a notional purchase price of $53 per share comprised of a mix of 55% AGL Resources common stock and 45% cash. Mr. Somerhalder indicated that the stock component of such aggregate purchase price was valued based on an exchange ratio calculated from the 20-day volume-weighted average prices of AGL Resources and Nicor common stock. Mr. Somerhalder stated that AGL Resources was not prepared to exceed an implied exchange ratio of 1.39 shares of AGL Resources stock for each share of Nicor stock. Mr. Somerhalder also agreed that a definitive merger agreement would include a two-tier termination fee pursuant to which if Nicor received a proposal prior to the 45th day after the announcement of a transaction, entry into a merger agreement with such party would require payment of a substantially reduced termination fee. Finally, Mr. Somerhalder sought Nicor’s permission to begin discussions with certain credit rating agencies regarding the financing necessary to pay the cash consideration. Later that day, representatives of Goldman Sachs informed representatives of J.P. Morgan of AGL Resources’ updated proposal. Additionally, representatives of Goldman Sachs confirmed that AGL Resources was prepared to work expeditiously to negotiate and execute a merger agreement.

Later on November 26, 2010, the Nicor Board met telephonically and was advised of AGL Resources’ updated proposal. The Nicor Board agreed to permit AGL Resources to begin discussions with certain credit rating agencies regarding the potential transaction. In addition, Latham communicated to Dewey & LeBoeuf LLP (sometimes referred to as Dewey & LeBoeuf), outside counsel to AGL Resources in connection with the merger, Nicor’s position with respect to certain terms included in AGL Resources’ proposed revisions to the merger agreement, including Nicor’s proposal that after the merger, the AGL Resources Board include four Nicor designees.

On November 30, 2010, Latham spoke with Dewey & LeBoeuf regarding AGL Resources’ proposed revisions to the merger agreement, as well as Mr. Strobel’s and Mr. Somerhalder’s tentative agreement to include a two-tier termination fee.

On December 1 and December 2, 2010, representatives from Nicor, AGL Resources, J.P. Morgan, Goldman Sachs, Dewey & LeBoeuf and Latham convened in New York City to negotiate the terms of the merger agreement. Among other matters, the key transaction terms discussed included the remedies available to Nicor in the event AGL Resources did not consummate the transaction and the efforts AGL Resources would commit to undertake in connection with its obligation to obtain certain regulatory approvals.

In the afternoon of December 1, 2010, Nicor was informed that an electronic story would be published in an online M&A trade publication on December 2nd that indicated Nicor was exploring its strategic alternatives. AGL Resources was not identified in the proposed story.

Early in the morning of December 2, 2010, an electronic story was published in such publication indicating that Nicor was considering its strategic alternatives and had hired J.P. Morgan to assist in such process. AGL Resources was not identified in the article. Later that day, Nicor was informed by the NYSE that it had suspended trading in Nicor’s stock for approximately five minutes.

Later on the morning of December 2, 2010, Mr. Strobel and Mr. Somerhalder discussed the impact of the article and any future articles on each company’s trading price and whether such articles might cause the implied exchange ratio (at the $53 per share notional value reflected in AGL Resources’ proposal) to exceed 1.39 AGL Resources shares for each Nicor share. Mr. Strobel indicated that the Nicor Board may not approve a transaction at a notional price per share less than $53, while Mr. Somerhalder expressed AGL Resources’ concern regarding an implied exchange ratio impacted by trading in the companies’ common stock based on market rumors. Based on the foregoing, Mr. Strobel and Mr. Somerhalder agreed to propose to their respective boards of directors an exchange ratio based on the 20-day volume-weighted average price of AGL Resources as of the market closing on December 1, 2010, the last trading day before the release of the article. Based on the 20-day volume-weighted average price as of December 1, 2010, the implied exchange ratio constituted 1.397 shares of AGL Resources common stock for each share of Nicor common stock. Mr. Rau was informed of this discussion and the agreement between Messrs. Strobel and Somerhalder.

On December 4, 2010, prior to a meeting of the Nicor Board, representatives of Goldman Sachs indicated to representatives of J.P. Morgan, that based on discussions with certain credit rating agencies, AGL Resources might propose to set the cash component of the aggregate purchase price at 40% in order to mitigate the impact of the transaction on its credit ratings. Subsequent to such discussion, the Nicor Board held a special meeting in Chicago, Illinois to consider the terms of a proposed merger between AGL Resources and Nicor. Mr. Strobel explained to the Nicor Board that, subject to AGL Resources and Nicor Board approvals, AGL Resources was proposing a cash and stock transaction reflecting a notional value of $53 per share based upon the above-described 20-day average. Representatives of Latham and Sidley discussed the fiduciary duties of Nicor directors and reviewed with the directors the terms of the draft merger agreement. J.P. Morgan discussed with the Nicor Board its preliminary financial analysis. J.P. Morgan also informed the Nicor Board of the earlier conversation concerning the potential for AGL Resources to reduce the cash component of the offer in light of preliminary feedback from certain credit rating agencies. Also at this meeting, the Nicor Board approved the cash payment of $100,000 to Mr. Rau as compensation for the significant additional services he had performed and was expected to perform with respect to the proposed transaction with AGL Resources in his role as lead independent director of the Nicor Board.

On December 5 and December 6, 2010, Latham, Dewey & LeBoeuf and representatives of Nicor and AGL Resources continued negotiation of the final terms of the merger agreement.

On the evening of December 6, 2010, the AGL Resources Board held a meeting to consider the proposed merger between AGL Resources and Nicor, which was also attended by members of AGL Resources management, representatives of Goldman Sachs and a representative of Dewey & LeBoeuf. In the course of the meeting, Mr. Somerhalder and other members of AGL Resources management reviewed key terms of the proposed merger agreement, including management’s recommendation that the AGL Resources Board approve the proposed merger with a price of $21.20 in cash and 0.8382 shares of AGL Resources common stock and the proposed increase to the size of the AGL Resources Board to accommodate four Nicor designees, and responded to questions from the AGL Resources Board. Members of AGL Resources management also provided a final report to the AGL Resources Board on the due diligence investigation of Nicor, which included a discussion of regulatory matters, including the contingent liabilities associated with the ICC review of the PBR plan, environmental matters, and other financial and legal matters. A representative of Dewey & LeBoeuf also provided an overview of the key terms of the proposed merger agreement and related legal matters. In addition, representatives of Goldman Sachs reviewed with the AGL Resources Board the financial analyses prepared by Goldman Sachs and delivered an oral opinion to the AGL Resources Board (later confirmed in a written opinion as of December 6, 2010) that, as of the date of the opinion and based upon and subject to the factors and assumptions set forth in such opinion, the merger consideration was fair, from a financial point of view, to AGL Resources. See “The Proposed Merger—Opinion of AGL Resources’ Financial Advisor” beginning on page 67. After considering the foregoing, and taking into consideration the factors described under “The Proposed Merger—Recommendation of the AGL Resources Board and its Reasons for the Merger,” the AGL Resources Board determined that the merger, including the issuance of shares of AGL Resources common stock and the increase in the number of directors on the AGL Resources Board, as contemplated by the merger agreement, is fair to and in the best interests of AGL Resources and its shareholders and approved and declared advisable the merger agreement and recommended that the shareholders of AGL Resources approve and adopt the transactions contemplated by the merger agreement.

On the evening of December 6, 2010, shortly after the meeting of the AGL Resources Board at which it approved the merger, the Nicor Board held a telephonic special meeting to consider the proposed merger between AGL Resources and Nicor. Latham updated the Nicor Board on the remaining changes to the proposed merger agreement, including, as indicated earlier to the Nicor Board, a reduction in the maximum cash component to 40% of the aggregate merger consideration and the fixing of the relative cash and stock components of the merger consideration based upon the 1.397 exchange ratio. J.P. Morgan reviewed with the Nicor Board its financial analysis of the merger consideration (which among other things included the value creation analysis described in the section titled “The Proposed Merger—Opinion of Nicor’s Financial Advisor”) provided for in the proposed merger agreement and rendered to the Nicor Board an oral opinion (confirmed by delivery of a written opinion dated as of December 6, 2010) to the effect that, as of that date and based upon and subject to the factors, assumptions, qualifications and limitations set forth therein, the merger consideration was fair, from a financial point of view, to holders of Nicor’s common stock. A description of J.P. Morgan’s financial analysis is set forth in the section titled “The Proposed Merger— Opinion of Nicor’s Financial Advisor”. After considering the foregoing and the proposed merger agreement, and taking into consideration the factors described under “The Proposed Merger— Recommendation of the Nicor Board of Directors and its Reasons for the Merger,” the Nicor Board determined that the merger and the other transactions contemplated by the merger agreement were advisable and in the best interests of Nicor, and adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and recommended that Nicor’s shareholders adopt the merger agreement and approve the merger.

Later that evening, Nicor and AGL Resources executed the merger agreement.

On December 7, 2010, prior to the opening of trading on the NYSE, AGL Resources and Nicor issued a joint press release announcing the execution of the merger agreement.

Recommendation of the AGL Resources Board and its Reasons for the Merger

The AGL Resources Board has reviewed and considered the terms of the merger and the merger agreement and has unanimously determined that the merger, including the issuance of shares of AGL Resources common stock and the increase in the number of directors on the AGL Resources Board, as contemplated by the merger agreement, is fair to and in the best interests of AGL Resources and its shareholders and unanimously recommends that AGL Resources shareholders vote (i) FOR the proposal to approve the issuance of shares of AGL Resources common stock as contemplated by the merger agreement, (ii) FOR the proposal to amend the amended and restated articles of incorporation of AGL Resources to increase the number of directors that may serve on the AGL Resources Board from 15 to 16 directors and (iii) FOR the proposal to adjourn AGL Resources’ special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares and/or the amendment to AGL Resources’ amended and restated articles of incorporation.

In reaching its decision to recommend that the AGL Resources shareholders approve the issuance of shares of AGL Resources common stock as contemplated by the merger agreement and approve the amendment to AGL Resources’ amended and restated articles of incorporation to increase the number of directors that may serve on the AGL Resources Board from 15 to 16 directors, the AGL Resources Board consulted with AGL Resources management, as well as Goldman Sachs, AGL Resources’ financial advisor in connection with the merger, and Dewey & LeBoeuf, outside counsel to AGL Resources in connection with the merger, and considered various other factors, both positive and negative. The following discussion of the information and factors considered by the AGL Resources Board is not intended to be exhaustive and may not include all of the factors considered by the AGL Resources Board. In view of the wide variety of factors considered by the AGL Resources Board in connection with its evaluation of the merger, the AGL Resources Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described below, individual members of the AGL Resources Board may have given different weight to different factors. The AGL Resources Board considered this information as a whole and considered overall the information and factors to be favorable to, and in support of, its determinations and recommendations. The material information and factors considered by the AGL Resources Board were the following:

Strategic Considerations. The AGL Resources Board considered a number of factors pertaining to the strategic rationale for the merger, including the following:

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Increased Scale, Scope and Regulatory Diversification. The AGL Resources Board considered that the merger will create a combined company with increased scale and scope in both regulated utility and non-regulated businesses. The merger will create a larger company, which is expected to become a Fortune 500 company with total assets of approximately $12.6 billion calculated on a pro forma historical combined basis. The combined company will have a physical wholesale gas business delivering approximately 4.7 billion cubic feet (Bcf) per day to gas customers and facilities across the natural gas storage value chain that will provide 31 Bcf of storage in 2012 with expansion potential up to 90 Bcf. The AGL Resources Board considered that the combined company will provide greater diversification of regulatory risk by expanding utility operations to more jurisdictions, with combined company regulated utility businesses in Illinois, Georgia, New Jersey, Virginia, Florida, Tennessee and Maryland. Additionally, the AGL Resources Board considered that the increased scale and diversification of the combined company’s operations are expected to support the combined company’s strategic initiatives and provide additional financial flexibility.

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Stronger Regulated Utility Platform. The AGL Resources Board considered that the merger should result in a large percentage of the combined company’s earnings being derived from regulated businesses, which tend to have more stable earnings. The combined company will own a stronger portfolio of regulated utility businesses with approximately 4.5 million customers in seven states, with a rate base of $3.8 billion. The combined company will also have significant capital investment opportunities in its regulatory operations.

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Complementary Non-regulated Retail, Wholesale and Storage Businesses. The AGL Resources Board considered that AGL Resources and Nicor have complementary non-regulated retail, wholesale and storage businesses, which will provide the combined company with a strong growth platform and more diversified presence in attractive markets. The combined company will have strategic opportunities to grow its current non-regulated services by focusing on AGL Resources’ and Nicor’s combined non-regulated retail, wholesale and storage operations and expanding into new territories.

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Shared Vision. The AGL Resources Board considered that AGL Resources and Nicor share a common vision of the future of consolidation in the utility sector and the present and future effect of deregulation on energy companies. AGL Resources believes this shared vision will ease the integration of AGL Resources and Nicor and better enable the combined company to effectively implement its business plan following consummation of the merger.

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Combined Expertise. The AGL Resources Board considered that the merger will combine complementary areas of expertise of each company. The combined company is expected to be able to draw upon the intellectual capital, technical expertise, processes, practices and experience of a deeper, more diverse workforce and to leverage the best practices of AGL Resources and Nicor.

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Enhancement of Equity Market Profile. The AGL Resources Board considered that the combined company should have a larger market capitalization, which is expected to enhance the equity market profile of the combined company. The AGL Resources Board considered that a larger market capitalization will make the combined company a more attractive investment to institutional investors, increase analyst coverage and increase the liquidity of its publicly traded common stock.

Impact of the Merger on Customers, Employees and Suppliers. The AGL Resources Board evaluated the expected impact of the merger on AGL Resources’ customers, employees and suppliers and the benefits that are expected to be derived from the merger, including increased operating efficiencies, reduced costs and better system reliability. The AGL Resources Board considered that there should be more opportunities for employees in a larger, more competitive company.

Impact of the Merger on Communities. The AGL Resources Board evaluated the expected impact of the merger on the communities served by AGL Resources and Nicor and the benefits that the merger will likely generate for these communities from the greater strength of the combined company as compared to AGL Resources or Nicor on a stand-alone basis and the likely improvements in the overall reliability and quality of service. The AGL Resources Board also determined that it will locate the headquarters of its newly expanded gas distribution operations in Naperville, Illinois, and that the combined company will maintain philanthropic contributions and community support in the State of Illinois at levels consistent with those provided by Nicor and its subsidiaries within their service areas.

Financial Considerations. The AGL Resources Board considered the expected financial impact of the merger on AGL Resources, including that the transaction is expected to be neutral to AGL Resources’ earnings per share in the first full year following the consummation of the merger and accretive thereafter and that the transaction is anticipated to enhance EPS growth and maintain credit quality. The AGL Resources Board also considered the historical financial condition, operating results and businesses of AGL Resources and Nicor, including information with respect to their respective earnings histories.

Share Prices. The AGL Resources Board considered the historical stock prices of AGL Resources and Nicor, including that based on the volume-weighted average price for AGL Resources common stock for the 20 trading days ended December 1, 2010, the merger consideration represented a premium of approximately 22% to the closing stock price of Nicor on December 1, 2010, and an approximately 17% premium to the volume-weighted average stock price of Nicor over the last 20 trading days ending December 1, 2010.

Recommendation of Management. The AGL Resources Board took into account AGL Resources’ management’s recommendation in favor of the merger.

Opinion of Financial Advisor. The AGL Resources Board considered the financial analyses and presentations of Goldman Sachs, as presented to the AGL Resources Board on December 6, 2010, as well as Goldman Sachs’ oral opinion delivered to the AGL Resources Board on December 6, 2010, and later confirmed in a written opinion as of the same date, that, as of the date of the opinion and based upon and subject to the factors and assumptions set forth in such opinion, the merger consideration was fair, from a financial point of view, to AGL Resources. See “The Proposed Merger—Opinion of AGL Resources’ Financial Advisor” beginning on page 67.

Strategic Alternatives. The AGL Resources Board considered the trends and competitive developments in the industry and the range of strategic alternatives available to AGL Resources, including the possibility and feasibility of business combinations with other industry participants or continuing to operate as a stand-alone entity.

Due Diligence. The AGL Resources Board considered and evaluated the results of the due diligence investigation undertaken by AGL Resources’ management and advisors, including the information included in the disclosure letter delivered by Nicor to AGL Resources in connection with the merger agreement. The AGL Resources Board also considered the scope of the representations and warranties in the merger agreement in light of the matters raised in the course of the due diligence.

Terms of the Merger Agreement. The AGL Resources Board reviewed and considered the terms of the merger agreement, including that the exchange ratio will not be adjusted, the restrictions on each party’s operations between the signing of the merger agreement and the closing of the transaction, the representations and warranties of each party, the conditions to each party’s obligation to complete the merger, the rights of each party to consider and engage in negotiations regarding potentially superior proposals, the rights of each party to withdraw or otherwise change its recommendation to its shareholders in favor of the proposals related to the merger agreement, the rights of each party to terminate the merger agreement and the obligations of each party to pay a termination fee or reimburse the other party for expenses. See “The Merger Agreement” beginning on page 108 for a detailed discussion of the terms and conditions of the merger agreement.

Likelihood of Completion of the Merger. The AGL Resources Board considered the likelihood that the merger will be completed on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals without unacceptable conditions and that all conditions to consummation of the merger would be satisfied, including, among other conditions, that neither party is required to complete the merger if (i) any final orders in connection with required governmental approvals would include or impose any term or condition that would individually or in the aggregate, reasonably be expected to have a material adverse effect on either Nicor and its subsidiaries taken as a whole, AGL Resources and its subsidiaries taken as a whole or Nicor Gas or (ii) the merger has not been approved by the ICC, the CPUC or the FCC, as applicable. To that end, the AGL Resources Board further considered the potential length of the regulatory approval process and that the merger agreement provides that, subject to certain exceptions, it may not be terminated until December 30, 2011, which may be extended to July 2, 2012 under specified circumstances.

Post-Merger Corporate Governance. The AGL Resources Board considered the corporate governance provisions of the merger agreement and the proposed amendment to AGL Resources’ amended and restated articles of incorporation, including that, upon completion of the merger, the board of directors of the combined company will be composed of four Nicor designees, subject to approval of AGL Resources, not to be unreasonably withheld or delayed, and the 12 current AGL Resources directors (or others designated by AGL Resources) and that John W. Somerhalder II will serve as Chairman, President and Chief Executive Officer of the combined company. See “Post-Merger Governance and Management” beginning on page 134 for further information.

The AGL Resources Board also considered potential risks associated with the merger, including the following:

Business Risks. The AGL Resources Board considered certain risks associated with Nicor’s business and operations, including the fact that the combined company would be subject to the regulation of the ICC and AGL Resources’ lack of experience with the ICC, the regulatory and legislative environment in Illinois and various contingent liabilities, including with respect to the PBR plan, as well as other risks of the type and nature described under “Risk Factors.”

Merger Consideration. The AGL Resources Board considered that the exchange ratio that determines a portion of the merger consideration is fixed, and the merger consideration will not adjust downwards to compensate for declines in the price of Nicor common stock prior to the closing of the merger, and that the terms of the merger agreement do not include termination rights triggered expressly by a decrease in the market price of Nicor’s common stock. The AGL Resources Board determined that this structure was appropriate and the risk acceptable in view of the relative intrinsic values and financial performance of Nicor and AGL Resources, the percentage of the combined company to be owned by AGL Resources shareholders and the inclusion of other structural protections in the merger agreement, such as AGL Resources’ ability to terminate the merger agreement if Nicor experiences a material adverse effect on its business.

Regulatory Approvals. The AGL Resources Board considered the regulatory approvals that are required in connection with the merger and the risk that governmental authorities and third parties may seek to impose unfavorable terms or conditions on the required approvals or that those approvals may not be obtained at all. The AGL Resources Board also considered the potential length of the regulatory approval process, the expectation of AGL Resources’ management that the transaction will not be completed until the second half of 2011 and that if regulatory approvals have not been obtained, under certain circumstances the merger agreement provides that it may not be terminated until July 2, 2012.

Termination Fee; Alternative Proposals. The AGL Resources Board considered the risk that, although AGL Resources has the right under certain limited circumstances to consider and participate in negotiations with respect to proposals for alternative transactions, the merger agreement contains provisions relating to the potential payment of a termination fee of $67 million in connection with an alternative transaction, which may have the effect of discouraging such proposals. In addition, the AGL Resources Board considered that the merger agreement includes other customary restrictions on the ability of AGL Resources to solicit offers for alternative proposals or engage in discussions regarding such proposals, subject to exceptions, which could have the effect of discouraging such proposals from being made or pursued, even if potentially more favorable to the shareholders of AGL Resources than the merger. Furthermore, the AGL Resources Board considered that, pursuant to the terms of the merger agreement, AGL Resources is obligated to pay to Nicor a financing failure fee of $115 million in the event that the merger agreement is terminated by either party because either the financing and any alternative financing are not available, or AGL Resources and/or Merger Sub have not received the proceeds of the financing or any alternative financing. See “The Merger Agreement—Termination; Termination Fee; Expenses” beginning on page 129 for further information regarding such fees and expenses.

Impact on Credit Rating and Ability to Service Debt. The AGL Resources Board considered that the indebtedness of the combined company following the merger will be higher than AGL Resources existing indebtedness, the possibility that the merger could result in a lower credit rating for the combined company from that of AGL Resources prior to announcing the merger, and the impacts that the higher indebtedness and a lower credit rating could have on the combined company, including the possibility that it may be more difficult for the combined company to pay or refinance its debts and that the combined company may need to borrow or divert its cash flows from operations to service debt payments.

Employee Matters. The AGL Resources Board considered the impact that business uncertainty pending completion of the merger could have on the ability to attract, retain and motivate key personnel until the merger is completed. The AGL Resources Board noted that the consummation of the merger will not trigger payments or other benefits under the terms of AGL Resources’ various employee benefit plans and agreements.

Additional Interests of Executive Officers and Directors. The AGL Resources Board considered that certain executive officers and directors of AGL Resources may have interests with respect to the merger in addition to their interests as shareholders of AGL Resources. See “Additional Interests of AGL Resources’ and Nicor’s Directors and Executive Officers in the Merger” beginning on page 102 for further information.

Diversion of Management. The AGL Resources Board considered the possible diversion of management’s time and attention from AGL Resources’ ongoing business due to the substantial time and effort necessary to complete the merger and plan for and implement the integration of the operations of AGL Resources and Nicor. See “Risk Factors” beginning on page 27 for further information.

Transaction Costs and Integration. The AGL Resources Board took into account the substantial transaction and integration costs to be incurred in connection with the merger and the possibility that the potential benefits of the merger will not be realized or will not be realized within the expected time period, and the risks and challenges associated with the integration of AGL Resources’ and Nicor’s businesses, operations and workforces.

After consideration of these material factors, the AGL Resources Board concluded that the risks associated with the transaction could be (i) mitigated or managed by AGL Resources or, following the merger, by the combined company, (ii) were reasonably acceptable under the circumstances, and (iii) in light of the anticipated benefits overall, were significantly outweighed by the potential benefits of the merger.

The AGL Resources Board realized that there can be no assurance about future results, including results considered or expected as described in the factors listed above, such as assumptions regarding the potential benefits of the merger. It should be noted that this explanation of the AGL Resources Board’s reasoning and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 38.

Opinion of AGL Resources’ Financial Advisor

Goldman Sachs rendered its opinion to the AGL Resources Board that, as of December 6, 2010 and based upon and subject to the factors and assumptions set forth therein, the $21.20 in cash and 0.8382 of a share of AGL Resources common stock to be paid by AGL Resources in respect of each share of Nicor common stock pursuant to the merger agreement was fair from a financial point of view to AGL Resources.

The full text of the written opinion of Goldman Sachs, dated as of December 6, 2010, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex D to this joint proxy statement/prospectus. Goldman Sachs provided its opinion for the information and assistance of the AGL Resources Board in connection with its consideration of the transaction contemplated by the merger agreement. The Goldman Sachs opinion is not a recommendation as to how any holder of AGL Resources common stock should vote with respect to the transaction contemplated by the merger agreement, or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to shareholders and Annual Reports on Form 10-K of AGL Resources and Nicor for the five fiscal years ended December 31, 2009;

•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of AGL Resources and Nicor;

•	certain other communications from AGL Resources and Nicor to their respective shareholders;

•	certain publicly available research analyst reports for Nicor and AGL Resources;

•	certain internal financial analyses and forecasts for Nicor prepared by its management; and

•

certain internal financial analyses and forecasts for AGL Resources and certain financial analyses and forecasts for Nicor, in each case, as prepared by the management of AGL Resources and approved for the use of Goldman Sachs by AGL Resources, including certain financial benefits projected by the management of AGL Resources to result from the transaction contemplated by the merger agreement, as approved for the use of Goldman Sachs by AGL Resources.

Goldman Sachs also held discussions with members of the senior managements of AGL Resources and Nicor regarding their assessment of the past and current business operations, financial condition and future prospects of Nicor and with the members of senior management of AGL Resources regarding their assessment of the past and current business operations, financial condition and future prospects of AGL Resources and the strategic rationale for, and the potential benefits of, the transaction contemplated by the merger agreement; reviewed the reported price and trading activity for the shares of AGL Resources common stock and the shares of Nicor common stock; compared certain financial and stock market information for AGL Resources and Nicor with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the utility industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it, and Goldman Sachs did not assume any responsibility for any such information. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of AGL Resources or Nicor or any of their respective subsidiaries nor was any such evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of AGL Resources or Nicor or any of their respective subsidiaries furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the merger agreement will be obtained without any adverse effect on AGL Resources or Nicor or on the expected benefits of the transaction contemplated by the merger agreement in any way meaningful to its analysis. Goldman Sachs also assumed that the transaction contemplated by the merger agreement will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of AGL Resources to engage in the transaction contemplated by the merger agreement, or the relative merits of the transaction contemplated by the merger agreement as compared to any strategic alternatives that may be available to AGL Resources; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to AGL Resources, as of the date of the opinion, of the $21.20 in cash and 0.8382 of a share of AGL Resources common stock to be paid by AGL Resources in respect of each share of Nicor common stock pursuant to the merger agreement. Goldman Sachs does not express any view on, and its opinion does not address, any other term or aspect of the merger agreement or the transaction contemplated by the merger agreement or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the transaction contemplated by the merger agreement, including, without limitation, the fairness of the transaction contemplated by the merger agreement to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of AGL Resources; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of AGL Resources or Nicor, or any class of such persons in connection with the transaction contemplated by the merger agreement, whether relative to the $21.20 in cash and 0.8382 of a share of AGL Resources common stock to be paid by AGL Resources in respect of each share of Nicor common stock pursuant to the merger agreement or otherwise. Goldman Sachs does not express any opinion as to the prices at which shares of AGL Resources common stock will trade at any time or as to the impact of the transaction contemplated by the merger agreement on the solvency or viability of AGL Resources or Nicor or the ability of AGL Resources or Nicor to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of the date of its opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the AGL Resources Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 6, 2010 and is not necessarily indicative of current market conditions.

Premium Paid Analysis. Goldman Sachs reviewed the historical trading prices for AGL Resources common stock and Nicor common stock for the 5-year period ended December 1, 2010 (the last trading day unaffected by reports concerning the merger). In addition, Goldman Sachs analyzed the consideration to be paid by AGL Resources in respect of each share of Nicor common stock pursuant to the merger agreement in relation to the closing prices for Nicor common stock as of December 1, 2010 and December 3, 2010, respectively, and in relation to the volume-weighted average price for Nicor common stock for the 20 trading days ended December 1, 2010.

This analysis indicated that the $52.59 per share of Nicor common stock implied by the $21.20 in cash and 0.8382 of a share of AGL Resources common stock to be paid by AGL Resources in respect of each share of Nicor common stock pursuant to the merger agreement represented:

•

a premium of 21.8% to the closing price of $43.52 per share for Nicor common stock as of December 1, 2010, based on the volume-weighted average price of $37.95 per share for AGL Resources common stock for the 20 trading days ended December 1, 2010;

•

a premium of 20.8% to the closing price of $43.52 per share for Nicor common stock as of December 1, 2010, based on the closing price of $37.45 per share for AGL Resources common stock as of December 3, 2010;

•

a premium of 17.2% to the closing price of $44.86 per share for Nicor common stock as of December 3, 2010, based on the closing price of $37.45 per share for AGL Resources common stock as of December 3, 2010; and

•

a premium of 16.1% to the volume-weighted average price of $45.29 per share for Nicor common stock for the 20 trading days ended December 1, 2010, based on the closing price of $37.45 per share for AGL Resources common stock as of December 3, 2010.

Historical Exchange Ratio Analysis. Goldman Sachs reviewed the daily closing prices for the shares of AGL Resources common stock and Nicor common stock over the period from December 1, 2005 to December 1, 2010. By dividing the closing price of the shares of Nicor common stock for each day during this period by the closing price of the shares of AGL Resources common stock for the same day, Goldman Sachs calculated the average of the implied exchange ratios over the entire period from December 1, 2005 to December 1, 2010 as well as over the 3-year, 2-year, 1-year, 6-month and 3-month periods ending December 1, 2010. In addition, Goldman Sachs calculated an implied exchange ratio of 1.170x by dividing the closing price of the shares of Nicor common stock as of December 1, 2010 by the closing price of the shares of AGL Resources common stock for the same day. Assuming an all-stock exchange ratio of 1.397 shares of AGL Resources common stock to be paid by AGL Resources in respect of each share of Nicor common stock (based on the 60% stock portion of the consideration to be paid by AGL Resources pursuant to the merger agreement), Goldman Sachs calculated the corresponding premium to be paid by AGL Resources in relation to each implied exchange ratio. The results of this analysis are presented as follows:

	Implied Exchange Ratio	Consideration Premium
December 1, 2010	1.170x	19.4%
3-Month Average	1.197x	16.7%
6-Month Average	1.165x	19.9%
1-Year Average	1.148x	21.7%
2-Year Average	1.128x	23.9%
3-Year Average	1.154x	21.1%
5-Year Average	1.150x	21.4%

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for AGL Resources and Nicor to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the utilities industry:

•	Piedmont Natural Gas Company, Inc.

•	Northwest Natural Gas

•	South Jersey Industries

•	WGL Holdings, Inc.

•	New Jersey Resources Corporation

•	Southwest Gas Corporation

•	Integrys Energy Group, Inc.

•	Atmos Energy Corporation

Although none of the selected companies is directly comparable to AGL Resources and Nicor, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of AGL Resources and Nicor.

Goldman Sachs also calculated and compared various financial multiples and ratios based on information it obtained from SEC filings, the Bloomberg database (sometimes referred to as Bloomberg), Capital IQ and estimates from the Institutional Brokers’ Estimate System (sometimes referred to as IBES). The respective multiples and ratios of AGL Resources and Nicor were calculated based on information provided by the management of AGL Resources and approved for the use of Goldman Sachs by AGL Resources and IBES estimates and by using their respective closing prices on December 1, 2010. The multiples and ratios for each of the selected companies were based on the most recent publicly available information. With respect to the selected companies, Goldman Sachs calculated the enterprise value, which is the market value of common equity plus the book value of preferred stock and the book value of debt less cash and cash equivalents, as a multiple of estimated earnings before interest, taxes and depreciation and amortization, or EBITDA, during the calendar year 2011 (other than the EV/EBITDA multiple with respect to Piedmont Natural Gas Company, Inc., which is based on an estimated EBITDA for the fiscal year ended October 31, 2011). The results of these analyses are summarized as follows:

Enterprise Value as a multiple of:	Selected Companies		AGL Resources	Nicor
	Range	Median
2011 EBITDA	6.3x-11.4x	8.5x	8.0x* / 7.8x**	6.5x* / 6.6x**

*	Based on IBES estimates.
**	Based on analyses and forecasts for AGL Resources and Nicor, in each case, as prepared by the management of AGL Resources and approved for the use of Goldman Sachs by AGL Resources.

Goldman Sachs also compared the selected companies’ estimated years 2011 and 2012 price to earnings ratios to the results for AGL Resources and Nicor. The following table presents the results of this analysis:

Price/Earnings Ratio:	Selected Companies		AGL Resources	Nicor
	Range	Peer Median
2011	13.3x-18.7x	16.3x	11.8x* / 12.1x**	14.9x* / 18.0x**
2012	12.7x-17.9x	15.4x	11.1x* / 11.7x**	14.8x* / 17.2x**

*	Based on IBES estimates.
**	Based on analyses and forecasts for AGL Resources and Nicor, in each case, as prepared by the management of AGL Resources and approved for the use of Goldman Sachs by AGL Resources.

In addition, Goldman Sachs considered the estimated dividend payout ratios and the dividend yields for the year 2011 based on information it obtained from SEC filings, Bloomberg, Capital IQ and IBES estimates. The following table presents the results of this analysis:

	Selected Companies		AGL Resources	Nicor
	Range	Median*
2010 Estimated Dividend Payout Ratio	46.1%-88.0%	61.8%	58.7%	70.9%**
Dividend Yield	2.5%-5.5%	4.0%	4.7%	4.3%**

*	Including AGL Resources and Nicor.
**	Excluding one-time recovery of bad debt expense via bad debt expense tracker, approved by the Illinois Commerce Commission on February 2, 2010, which provides for retroactive 2008/2009 after-tax recovery of $19.3 million.

Analysis at Various Prices. Goldman Sachs performed certain analyses, based on historical information and projections for Nicor as prepared by the management of AGL Resources and approved for the use of Goldman Sachs by AGL Resources, at purchase prices for shares of Nicor common stock ranging from $43.52 per share to $56.00 per share and calculated (i) the implied premium to the closing price of $43.52 per share for Nicor common stock as of December 1, 2010, (ii) the implied premium to the volume-weighted average price of $45.29 per share for Nicor common stock for the 20 trading days ended December 1, 2010, (iii) the implied total equity consideration (based on a fully diluted share count as of September 30, 2010) for Nicor, (iv) the implied enterprise value of Nicor, (v) the implied enterprise value as a multiple of EBITDA for Nicor for the fiscal years 2010 and 2011 and (vi) the ratio of price to earnings for Nicor for the fiscal years 2010 and 2011. The following table presents the results of Goldman Sachs’ analyses based on the purchase prices of $43.52, $52.59 and $56.00 per share (dollar amounts in millions, except for purchase prices per share):

Nicor common stock	$43.52 per share	$52.59 per share*	$56.00 per share
Implied premium to undisturbed price as of December 1, 2010	0.0%	20.8%	28.7%
Implied premium to the volume-weighted average price for the 20 trading days ended December 1, 2010	(3.9)%	16.1%	23.7%
Equity consideration—diluted	$1,991	$2,405	$2,561
Implied enterprise value	$2,612	$3,027	$3,183
Implied Enterprise value / EBITDA
FY2010**	6.3x	7.3x	7.7x
FY2011	6.3x	7.3x	7.7x
Implied price to earnings ratio
FY2010**	16.6x	20.1x	21.4x
FY2011	18.0x	21.7x	23.1x

*	Based on a 40% cash/60% stock combined consideration with assumed cash purchase price of $53.00 per share and assumed exchange ratio of 1.397x for stock portion (the stock consideration is valued at the closing price of $37.45 per share for AGL Resources common stock as of December 3, 2010).
**	Excluding one-time recovery of bad debt expense via bad debt expense tracker, approved by the Illinois Commerce Commission on February 2, 2010, which provides for retroactive 2008/2009 after-tax recovery of $19.3 million.

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on Nicor using Nicor’s cash flows forecasts as prepared by the management of AGL Resources and approved for the use of Goldman Sachs by AGL Resources and information obtained from Bloomberg to determine a range of Nicor’s implied present value per share. Based on the forecasts for Nicor and information obtained from Bloomberg as of December 1, 2010, Goldman Sachs calculated the estimated unlevered, after-tax free cash flows that Nicor could generate during the fiscal years 2011 through 2014. Goldman Sachs calculated illustrative terminal values for Nicor by applying terminal forward EV/EBITDA multiples ranging from 5.5x to 7.5x to Nicor’s fiscal year 2015 estimated EBITDA. The cash flows and illustrative terminal values were then discounted to illustrative present values as of January 1, 2011 by using discount rates ranging from 6.75% to 7.75% representing estimates of Nicor’s weighted average cost of capital, and net debt was subtracted. The following table presents the results of this analysis:

Illustrative Per Share Value Indications*
Nicor common stock	$36.15-$54.53

*	Assuming no exposure to Performance-Based Rate litigation other than the $26.6 million currently reserved on-balance sheet by Nicor as of September 30, 2010.

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions in the utilities industry since 2005:

Announcement Date	Acquirer(s)	Target
May 9, 2005	Duke Energy Corporation	Cinergy Corporation
July 6, 2006	WPS Resources Corp.	Peoples Energy Corp.
April 25, 2006	Babcock & Brown Infrastructure	NorthWestern Corporation*
February 27, 2006	National Grid plc	KeySpan Corporation**
July 5, 2006	Macquarie Infrastructure Partners, Diversified Utility and Energy Trusts	Duquesne Light Holdings Inc.
July 8, 2006	MDU Resources Group Inc.	Cascade Natural Gas Corp.
October 26, 2007	Macquarie Infrastructure Partners	Puget Energy Inc.
June 25, 2007	Iberdrola, S.A.	Energy East Corporation

*	Transaction ultimately did not receive regulatory approval.
**	Premium based on closing price as of February 16, 2006, the day prior to Keyspan’s announcement that it was in discussion with several parties regarding strategic combinations.

For each of the selected transactions, Goldman Sachs calculated and compared (i) the implied premium to the acquired company’s closing share price one trading day prior to announcement, (ii) the price to earnings ratio for the applicable fiscal year during which such selected transaction took place and (iii) the implied enterprise value as a multiple of the EBITDA for the applicable fiscal year during which such selected transaction took place. While none of the companies that participated in the selected transactions are directly comparable to Nicor, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of Nicor’s results, market size and product profile. The following table presents the results of this analysis:

	Selected Transactions		Proposed Transaction
	Range	Median
Premium paid to target	13.4%-26.4%	18.9%	16.1%-21.8%
P/E ratio	16.2x-26.7x	19.0x	20.0x*’ *** / 20.1x**’ ***
EV / EBITDA	8.4x-11.6x	9.0x	7.7x*’ *** / 7.3x**’ ***

*	Based on IBES estimates.
**	Based on analyses and forecasts for Nicor, as prepared by the management of AGL Resources and approved for the use of Goldman Sachs by AGL Resources.

***	Excluding one-time recovery of bad debt expense via bad debt expense tracker, approved by the Illinois Commerce Commission on February 2, 2010, which provides for retroactive 2008/2009 after-tax recovery of $19.3 million.

Pro Forma Merger Analysis. Goldman Sachs prepared illustrative pro forma analyses of the potential financial impact of the merger using financial estimates for AGL Resources and Nicor as prepared by the management of AGL Resources and approved for the use of Goldman Sachs by AGL Resources, assuming the transaction contemplated by the merger agreement is consummated as of January 1, 2012.

For each of the fiscal years 2012 through 2015, Goldman Sachs compared the projected earnings per share of AGL Resources common stock, on a standalone basis, to the projected earnings per share of AGL Resources common stock, on a pro forma combined companies basis, using blended cost of debt ranging from 4.40% to 5.20% and percentages of cash portion in the merger consideration ranging from 35.0% to 45.0%. The following table presents the results of this analysis:

Accretion/(Dilution) to AGL Resources’ Earnings per Share
FY 2012	(3.1%)-1.7%
FY 2013	(2.1%)-2.8%
FY 2014	1.0%-6.2%
FY 2015	0.7%-5.8%

In addition, Goldman Sachs prepared an illustrative pro forma discounted cash flow analysis on AGL Resources using the estimates for AGL Resources and Nicor as prepared by the management of AGL Resources and approved for the use of Goldman Sachs by AGL Resources to determine a range of AGL Resources’ implied present value per share, on a pro forma basis as opposed to on a stand-alone basis.

Based on the forecasts of the management of AGL Resources and information obtained from Bloomberg as of December 1, 2010, Goldman Sachs calculated the estimated unlevered, after-tax free cash flows that AGL Resources could generate during the fiscal years 2011 through 2014. Goldman Sachs then calculated a range of terminal forward EV/EBITDA multiples for AGL Resources, on a pro forma combined companies basis, by adjusting the assumed terminal forward EV/EBITDA multiple of 7.5x for AGL Resources, on a stand-alone basis, with changes ranging from (0.50)x to 0.50x. Goldman Sachs then calculated illustrative terminal values for AGL Resources, on a pro forma combined companies basis, by applying the range of terminal forward EV/EBITDA multiples to its fiscal year 2015 estimated EBITDA.

Goldman Sachs then discounted the estimated cash flows and illustrative terminal values to illustrative present values by using discount rates ranging from 5.50% to 6.50% representing estimates of the weighted average cost of capital for AGL Resources, on a pro forma combined companies basis. Goldman Sachs compared these AGL Resources’ illustrative present per share values (which are on a pro forma combined companies basis) against the respective AGL Resources’ present per share values on a stand-alone basis for the same range of discount rates at a 7.5x assumed terminal forward EV/EBITDA multiple. The following table presents the results of this analysis:

Illustrative Per Share Value Uplift /(Negative Impact)
AGL Resources common stock	(2.1%)-20.1%

Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of the future price per share of AGL Resources common stock, both on a stand-alone basis and on a pro forma basis, which is designed to provide an indication of the present value of a theoretical future value of AGL Resources’ equity as a function of such company’s estimated future earnings and its assumed price to future earnings per share multiple. For this analysis, Goldman Sachs used financial information for AGL Resources and Nicor as prepared by the management of AGL Resources and approved for the use of Goldman

Sachs by AGL Resources for each of the fiscal years 2012 through 2015 and the information obtained from Bloomberg as of December 1, 2010 and assumed (i) the consideration of $53.00 per share for the cash portion and an exchange ratio of 1.397x for the stock portion paid by AGL Resources with respect to shares of Nicor common stock, (ii) the transaction debt at an assumed blended cost of 4.80%, which includes estimated costs incurred for execution of risk management activities, (iii) the consummation of the transaction contemplated by the merger agreement on January 1, 2012, (iv) existing AGL Resources and Nicor revolving credit facilities to be replaced with a new AGL Resources revolving credit facility, (v) incremental depreciation and amortization expense of $8 million per annum due to purchase accounting adjustments, (vi) remaining excess purchase price over tangible book value to be allocated to goodwill, (vii) transaction fees and expenses and change-of-control payments equal to approximately 1.5% of Nicor’s enterprise value, which are paid at the closing and financed with additional debt, and (viii) integration costs of $15 million incurred in 2012 which are classified as one-time transaction costs.

Based on the assumed current price to next-twelve-month earnings ratio of 12.2x and the estimated earnings per share forecasted by AGL Resources’ management, Goldman Sachs calculated the implied future values per share (including re-invested dividends) of AGL Resources common stock as of January 1 for each of the fiscal years 2012 through 2015 to be a range of $40.50 to $49.61 per share, on an AGL Resources stand-alone basis and a range of $40.16 to $51.07 per share, on a pro forma combined companies basis. Based on the assumed blended price to next-twelve-month earnings ratio of 13.8x (using estimated EBIT contributions by AGL Resources and Nicor) and the estimated earnings per share forecasted by the management of AGL Resources and approved for the use of Goldman Sachs by AGL Resources, Goldman Sachs calculated the implied future values per share (including re-invested dividends) of AGL Resources common stock as of January 1 for each of the fiscal years 2012 through 2015 to be a range of $45.24 to $56.79 per share, on a pro forma combined companies basis.

Goldman Sachs then discounted those values using discount rates of 8.19% (with respect to the AGL Resources stand-alone case) and 9.11% (with respect to the pro forma combined companies case), representing estimates of the cost of equity of AGL Resources on a stand-alone basis or on a pro forma combined companies basis, as the case may be. This analysis resulted in a range of implied present values of (i) $36.21 to $37.43 per share, on an AGL Resources stand-alone basis, (ii) $36.03 to $37.33 per share (if using the current price to next-twelve-month earnings ratio of 12.2x), on a pro forma combined companies basis or (iii) $40.06 to $41.67 per share (if using the blended price to next-twelve-month earnings ratio of 13.8x), on a pro forma combined companies basis, for the fiscal years 2012 through 2015.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to AGL Resources or Nicor or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the AGL Resources Board as to the fairness from a financial point of view of the $21.20 in cash and 0.8382 of a share of AGL Resources common stock to be paid by AGL Resources. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of AGL Resources, Nicor, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through arms’-length negotiations between AGL Resources and Nicor and was approved by both companies’ respective board of directors. Goldman Sachs provided advice to AGL Resources during these negotiations. Goldman Sachs did not, however, recommend any specific exchange ratio or amount of consideration to AGL Resources or its board of directors or that any specific exchange ratio or amount of consideration constituted the only appropriate exchange ratio or consideration for the transaction contemplated by the merger agreement.

As described above, Goldman Sachs’ opinion to the AGL Resources Board was one of many factors taken into consideration by the AGL Resources Board in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex D to this joint proxy statement/prospectus.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of AGL Resources, Nicor, any of their respective affiliates and third parties or any currency or commodity that may be involved in the transaction contemplated by the merger agreement for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to AGL Resources in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the merger agreement. At the request of AGL Resources, at the time of the execution of the merger agreement, an affiliate of Goldman Sachs entered into financing commitments to provide AGL Resources with a bridge credit facility in connection with the consummation of the transaction contemplated by the merger agreement, subject to the terms of such commitments, and pursuant to which one or more affiliates of Goldman Sachs will receive customary fees. In addition, Goldman Sachs provided certain investment banking services to AGL Resources and its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as a bookrunner on the issuance of AGL Resources’ 5.250% Debentures due 2019 ($300 million aggregate principal amount) in August 2009; and as a lender in AGL Resources’ revolving credit facility since August 2006. Goldman Sachs may also in the future provide investment banking services to AGL Resources, Nicor and their respective affiliates for which its Investment Banking Division may receive compensation.

The AGL Resources Board selected Goldman Sachs as its financial advisor because Goldman Sachs is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction contemplated by the merger agreement. Pursuant to a letter agreement dated as of November 10, 2010, AGL Resources engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, AGL Resources has agreed to pay Goldman Sachs a transaction fee of $16.0 million, a significant portion of which is contingent upon consummation of the transaction contemplated by the merger agreement. In addition, AGL Resources has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Recommendation of the Nicor Board and its Reasons for the Merger

At a meeting of the Nicor Board held on December 6, 2010, the Nicor Board determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Nicor’s shareholders and approved and adopted the merger agreement and the transactions contemplated thereby, including the merger. The Nicor Board recommends that the Nicor shareholders vote “FOR” the adoption of the merger agreement.

In reaching the decisions to approve the merger agreement and the transactions contemplated thereby and to recommend that the Nicor shareholders vote to adopt the merger agreement and approve the merger, the Nicor Board consulted extensively with its financial and legal advisors and Nicor’s management and considered a number of alternatives to the proposed merger. Of such alternatives, the Nicor Board determined the proposed merger to be in the best interest of Nicor and its shareholders. The Nicor Board’s decision to approve the merger and the merger agreement and to recommend to Nicor’s shareholders that they vote for the adoption of the merger agreement was based on a number of factors. These factors included, without limitation, the following considerations:

Strategic Rationale; Shareholder Value

The Nicor Board considered a number of factors pertaining to the strategic rationale for the merger and the value to be received by Nicor’s shareholders pursuant to the merger, including but not limited to the following:

•	The current, historical and projected financial condition and results of operations of Nicor on a stand-alone basis.

•

The risk-adjusted probabilities associated with achieving Nicor’s long-term strategic plan as a stand-alone company as compared to the opportunity afforded to Nicor shareholders via the merger consideration.

•

The value to be received by holders of Nicor common stock in the merger, including the fact that, based on the volume-weighted average price of AGL Resources common stock for the 20 trading days ended December 1, 2010 (the last trading day before Bloomberg and other media sources reported on a possible Nicor transaction), the merger consideration to be received by Nicor shareholders represented a premium of approximately 22% over the closing price of Nicor common stock on December 1, 2010, and a premium of approximately 17% over the volume-weighted average price of Nicor common stock for the 20 trading days ended December 1, 2010.

•

The Nicor Board’s belief that the merger is strategically powerful—combining complementary utility, storage, retail and wholesale businesses of AGL Resources and Nicor, with approximately 4.5 million natural gas utility customers in the aggregate, and generating pro forma combined total revenues of more than $5 billion across multiple businesses.

•	The greater diversity, both geographically and from the perspective of regulatory jurisdictions, of the combined company.

•

The fact that approximately 60% of the consideration is payable in stock of AGL Resources, which affords Nicor shareholders the opportunity to participate in the combined company’s future growth, while the balance is payable in cash and thus provides immediate liquidity.

•

The fact that the stock portion of the merger consideration is a fixed number of shares of AGL Resources common stock, which affords the Nicor shareholders the opportunity to benefit from any increase in the trading price of AGL Resources common stock between the announcement and completion of the merger.

•	The historical and current market prices of Nicor common stock and AGL Resources common stock.

•	The anticipated dividend accretion of approximately 32% for Nicor’s shareholders.

•	The potential that the combined company, like Nicor, would be included in the S&P 500.

•	The Nicor Board’s belief that the merger should over time generate cost savings and operating efficiencies through consolidation and integration of certain functions.

•

The Nicor Board’s evaluation of the expected impact of the merger on the communities in which Nicor is located and which it serves. The Nicor Board believes that the merger will benefit the municipalities currently served by Nicor by creating a strong combined company that will have the headquarters of its gas distribution operations in Illinois immediately following the merger.

•

The Nicor Board’s analysis of other strategic alternatives for Nicor, including continued growth as an independent company and the potential to acquire, be acquired or combine with other third parties.

•

The actions taken by the Nicor Board following initial contacts by two financial parties, which included contacting five additional parties (four strategic parties and one financial party) to determine their interest in a strategic transaction after being afforded the opportunity to conduct due diligence.

•

The comparison of the offer from AGL Resources with the range of the indication of interest from Fund B. In making that comparison, the Nicor Board noted that, while nominally higher, (i) the range of the Fund B indication was subject to due diligence and, based on information provided by Nicor’s advisors, that Fund B had in other transactions made offers following due diligence at levels below original indications, (ii) the range implied an internal rate of return for Fund B below a customary range of returns for transactions of this type, and (iii) the transaction proposed by Fund B would not offer Nicor’s shareholders the opportunity to participate in the future growth of the business.

•	Concern about the potential for losing the AGL Resources offer if the process were to be extended for the 30 days (or possibly longer) that Fund B stated would be required for due diligence.

•

The fact that, prior to the 45th day after the date of the merger agreement (and, in certain circumstances, later based on the expiration of an applicable matching period), any interested party would, if it chose to do so, be able to pursue its interest and submit an offer, subject to a reduced termination fee of $36 million (approximately 1.50% of transaction equity value) and AGL Resources’ right to match.

•

The Nicor Board’s belief that entering into the merger agreement, which the Nicor Board believed would not impede an alternative transaction proposal, afforded the opportunity to maximize value for Nicor shareholders.

•	The recommendation of Nicor’s senior management team in favor of the transaction.

Terms of the Merger Agreement

The Nicor Board considered the terms and conditions of the merger agreement, including but not limited to the following:

•

The Nicor Board’s belief that the terms of the merger agreement, including the parties’ representations, warranties and covenants and the conditions to their respective obligations, are fair and reasonable.

•

The Nicor Board’s belief that the terms of the merger agreement, taken as a whole, provide a significant degree of certainty that the merger will be completed, including the fact that (i) the conditions required to be satisfied prior to completion of the merger, such as the receipt of both Nicor’s and AGL Resources’ shareholder approvals and regulatory clearance, are expected to be fulfilled, (ii) the merger agreement contains no financing condition, there are limited conditions to be satisfied for AGL Resources to obtain financing to fund the cash portion of the merger consideration pursuant to the debt commitment letter entered into by AGL Resources with certain lenders, and AGL Resources is obligated to use reasonable best efforts to obtain the proceeds of the financing on the terms and conditions described in the debt commitment letter, and (iii) there are limited circumstances in which the AGL Resources Board may terminate the merger agreement or change or modify its recommendation that its shareholders approve the issuance of AGL Resources common stock in connection with the merger and the amendment to AGL Resources’ amended and restated articles of incorporation.

•

The fact that AGL Resources received, prior to the signing of the merger agreement, confirmation from the rating agencies that it would not lose its investment grade rating as a result of the merger and related financing.

•

The fact that the merger agreement provides that, under certain circumstances, and subject to certain conditions, Nicor is permitted to furnish information to and conduct negotiations with a third party in connection with an unsolicited proposal for a business combination or acquisition of Nicor that constitutes or is reasonably likely to result in a superior proposal (as defined in the merger agreement).

•

The fact that Nicor has the right to terminate the merger agreement in certain specified circumstances and, if the merger agreement is terminated in connection with a superior proposal that was determined to constitute such prior to the 45th day after the date of the merger agreement (or, if later, the third business day after the expiration of the last matching period with respect to the party that made such proposal), Nicor is required to pay AGL Resources a termination fee of $36 million (approximately 1.50% of transaction equity value), rather than a termination fee of $67 million (approximately 2.75% of transaction equity value) that may be payable if the merger agreement is terminated in certain other circumstances.

•

The fact that if the merger agreement is terminated under certain specified circumstances relating to lack of financing, AGL Resources is required to pay Nicor a financing failure fee of $115 million (approximately 4.75% of transaction equity value).

•

The fact that a vote of Nicor’s shareholders on the merger is required under Illinois law, and that if the merger is approved by Nicor’s shareholders and consummated, those Nicor shareholders who do not vote in favor of the adoption of the merger agreement will have the right to demand appraisal of the fair value of their shares under Illinois law.

•

The commitments by AGL Resources to (i) maintain, for a period of at least five years, the operating headquarters for Nicor’s and AGL Resources’ gas distribution businesses in the Chicago, Illinois metropolitan area, (ii) maintain, for a period of at least five years, philanthropic contributions and community support in Illinois at levels consistent with those provided by Nicor and its subsidiaries within their respective service areas and (iii) maintain, for a period of at least three years, a headcount of full-time equivalent employees involved in the operation of Nicor’s gas distribution business in Illinois at a level comparable to its current level. In addition to recognizing that the foregoing commitments benefit various constituencies of Nicor, the Nicor Board noted that the commitments would aid in obtaining expeditious regulatory approval of the merger.

•	The fact that, immediately following the merger, the AGL Resources Board would include four new directors designated by Nicor, subject to approval by AGL Resources.

•	The expected qualification of the transaction as a “reorganization” within the meaning of Section 368(a) of the Code.

Opinion of Nicor’s Financial Advisor

The Nicor Board considered the financial analysis by J.P. Morgan Securities, Nicor’s financial advisor, of the proposed consideration and the opinion of J.P. Morgan, dated as of December 6, 2010, to the effect that, as of such date and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the consideration to be received by holders of Nicor common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders. The full text of the written opinion of J.P. Morgan is attached to this joint proxy statement/prospectus as Annex E.

Risks and Potentially Negative Factors

In addition to the above factors, the Nicor Board also identified and considered a number of uncertainties, risks and other potentially negative factors in its consideration of the merger and the merger agreement, including without limitation:

•	The fact that the stock portion of the merger consideration is a fixed number of shares of AGL Resources common stock, which could result in the Nicor shareholders being adversely affected by a decrease in the trading price of AGL Resources common stock after the date of execution of the merger agreement.

•

The fact that the merger might not be completed in a timely manner or at all in the event of a failure of certain closing conditions, including in particular (i) the approval by AGL Resources’ shareholders of the issuance of AGL Resources common stock in connection with the merger and the amendment to AGL Resources’ amended and restated articles of incorporation, (ii) regulatory clearance and (iii) that regulatory approvals might impose conditions which could adversely affect the operations and value of the combined company.

•

The difficulty AGL Resources would have completing the merger if the financing described in the commitment letter entered into by AGL Resources with certain lenders, or an alternative financing, were unavailable.

•

The risks and costs to Nicor if the merger is not completed, including the diversion of management and employee attention, and potential employee attrition and the potential effect on Nicor’s business and relations with customers and suppliers.

•

The restrictions on the conduct of Nicor’s business prior to completion of the merger, which could delay or prevent Nicor from undertaking business opportunities that might arise pending completion of the merger.

•	The fact that AGL Resources has a lower credit rating than Nicor and that the combined company would also likely have a lower credit rating than Nicor, but still investment grade.

•

The fact that Nicor’s directors and executive officers may have interests in the merger that are different from, or in addition to, those of Nicor’s shareholders generally, including certain interests arising from the employment and compensation arrangements of Nicor’s executive officers, and the manner in which they would be affected by the merger.

•

The restrictions on Nicor’s ability to solicit or participate in discussions or negotiations regarding alternative business combination transactions, subject to specified exceptions, and the requirement that Nicor pay to AGL Resources a termination fee in the amount of $36 million or $67 million, as applicable, in certain circumstances specified in the merger agreement, which the Nicor Board understood, while potentially having the effect of discouraging third parties from proposing a competing business combination transaction, were conditions to AGL Resources’ willingness to enter into the merger agreement and were reasonable in light of, among other things, the anticipated benefits of the merger to Nicor’s shareholders.

•	The fact that the receipt of the cash portion of the merger consideration may be taxable to Nicor’s shareholders for U.S. federal income tax purposes.

•

The risk of not realizing all of the anticipated strategic and other benefits between AGL Resources and Nicor, including, without limitation, the challenges of combining the businesses, operations and workforces of AGL Resources and Nicor, and the risk that expected operating efficiencies and cost savings may not be realized or will cost more to achieve than anticipated.

•

The fact that AGL Resources will incur additional indebtedness of approximately $1.0 billion in connection with the merger, which indebtedness may adversely impact the operations of the combined company following the merger.

•	The substantial transaction costs to be incurred in connection with the merger.

The Nicor Board weighed these positive and negative factors, realizing that future results are uncertain, including any future results considered or expected in the factors noted above. In addition, many of the non-financial factors considered were highly subjective. As a result, in view of the number and variety of factors they considered, the Nicor Board did not consider it practicable and did not attempt to quantify or otherwise assign relative weights to the specific factors it considered. Rather, the Nicor Board made its determination based on the totality of the information it considered. Individually, each director may have given greater or lesser weight to a particular factor or consideration.

The Nicor Board believed that, overall, the potential benefits of the merger to Nicor and its shareholders outweighed the risks which are mentioned above.

Opinion of Nicor’s Financial Advisor

Pursuant to an engagement letter dated as of October 1, 2010 and effective as of June 22, 2010, Nicor retained J.P. Morgan to act as its financial advisor in connection with the transactions contemplated by the merger agreement.

At the meeting of the Nicor Board on December 6, 2010, J.P. Morgan rendered its oral opinion, subsequently confirmed in writing, to the Nicor Board that, as of such date and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the merger consideration to be paid to the holders of shares of Nicor common stock in the merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan dated as of December 6, 2010, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken in connection with its opinion, is included as Annex E to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of J.P. Morgan’s opinion below is qualified in its entirety by reference to the full text of the opinion, and Nicor shareholders are urged to read the opinion carefully and in its entirety. J.P. Morgan provided its opinion for the information of the Nicor Board in connection with and for the purposes of its evaluation of the transactions contemplated by the merger agreement. J.P. Morgan’s written opinion addresses only the consideration to be paid to the holders of shares of Nicor common stock in the merger, and does not address any other matter. J.P. Morgan’s opinion does not constitute a recommendation to any shareholder of Nicor as to how such shareholder should vote with respect to the merger or any other matter. The consideration to be paid to the holders of shares of Nicor common stock in the merger was determined in negotiations between Nicor and AGL Resources, and the decision to approve and recommend the merger was made independently by the Nicor Board.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed the merger agreement;

•	reviewed certain publicly available business and financial information concerning Nicor and AGL Resources and the industries in which they operate;

•

compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•

compared the financial and operating performance of Nicor and AGL Resources with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the shares of Nicor common stock and AGL Resources common stock and certain publicly traded securities of such other companies;

•

reviewed certain internal financial analyses and forecasts prepared by the managements of Nicor and AGL Resources relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the merger; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Nicor and AGL Resources with respect to certain aspects of the merger and the past and current business operations of Nicor and AGL Resources, the financial condition and future prospects and operations of Nicor and AGL Resources, the effects of the merger on the financial condition and future prospects of Nicor and AGL Resources and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Nicor or AGL Resources or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan has not independently verified (nor has J.P. Morgan assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan has not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor has J.P. Morgan evaluated the solvency of Nicor or AGL Resources under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the synergies referred to above, J.P. Morgan has assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Nicor and AGL Resources to which such analyses or forecasts relate. J.P. Morgan expresses no view as to such analyses or forecasts (including the synergies referred to above) or the assumptions on which they were based. J.P. Morgan has also assumed that the merger and the other transactions contemplated by the merger agreement will have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of Nicor, and will be consummated as described in the merger agreement. J.P. Morgan has also assumed that the representations and warranties made by Nicor and AGL Resources in the merger agreement and the related agreements are and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and has relied on the assessments made by advisors to Nicor with respect to such issues. J.P. Morgan has further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Nicor or AGL Resources or on the contemplated benefits of the merger.

The forecasts furnished to J.P. Morgan by Nicor and AGL Resources were prepared by the managements of Nicor and AGL Resources. Neither Nicor nor AGL Resources publicly discloses internal management forecasts of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the merger, and such forecasts were not prepared with a view toward public disclosure. These forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such forecasts.

J.P. Morgan’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of its opinion. It should be understood that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm its opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the holders of the shares of Nicor common stock in the merger and J.P. Morgan expresses no opinion as to the fairness of the merger to, or any consideration paid in connection therewith to, the holders of any other class of securities, creditors or other constituencies of Nicor or as to the underlying decision by Nicor to engage in the merger. Furthermore, J.P. Morgan expresses no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the merger, or any class of such persons relative to the consideration to be paid to the holders of the shares of Nicor common stock in the merger or the fairness of any such compensation. J.P. Morgan expresses no opinion as to the price at which Nicor common stock or AGL Resources common stock will trade at any future time.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand J.P. Morgan’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses.

For reference purposes, J.P. Morgan calculated that the per share value implied by AGL Resources’ proposed merger consideration was $53.00 per share of Nicor common stock (obtained by multiplying the volume-weighted average price for AGL Resources common stock of $37.95 on the NYSE for the 20 trading days ended December 1, 2010 by the 0.8382 exchange ratio, and adding to such product the per share cash consideration of $21.20), and the exchange ratio implied by the per share value of $53.00, assuming 100% AGL Resources common stock consideration and no cash consideration, was 1.397 shares of AGL Resources common stock per share of Nicor common stock based on the volume-weighted average price for AGL Resources common stock on the NYSE for the 20 trading days ended December 1, 2010. J.P. Morgan also noted that Nicor and AGL Resources agreed to an exchange ratio of 0.8382 of a share of AGL Resources common stock per share of Nicor common stock (representing 60% of the implied exchange ratio of 1.397 calculated above) and $21.20 in cash per share of Nicor common stock (representing 40% of the implied exchange ratio of 1.397 calculated above). J.P. Morgan also calculated the per share value implied by AGL Resources’ proposed merger consideration was $52.38 per share of Nicor common stock (based on the closing share price of AGL Resources’ common stock of $37.20 on December 1, 2010). J.P. Morgan noted that the foregoing analyses are not valuation methodologies and that such analyses were presented merely for reference purposes.

Financial Analyses—Nicor

Selected Companies Analysis. Using publicly available information, J.P. Morgan compared selected financial data of Nicor with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be similar to those of Nicor. The companies selected by J.P. Morgan and viewed as relevant to Nicor’s business were:

•	AGL Resources

•	Atmos Energy Corporation

•	Piedmont Natural Gas

•	Southwest Gas Corporation

•	WGL Holdings, Inc.

•	New Jersey Resources

•	South Jersey Industries, Inc.

•	Northwest Natural Gas Company

•	The Laclede Group

These companies were selected based on J.P. Morgan’s professional judgment because, among other reasons, they share similar business characteristics to Nicor based on operational characteristics and financial metrics, as well as their significant exposure to the natural gas utility industry in the United States. However, none of the companies selected is identical or directly comparable to Nicor. Accordingly, J.P. Morgan made judgments and assumptions concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

For each of the selected companies, J.P. Morgan calculated Firm Value divided by the estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for the calendar year ending December 31, 2011, which is referred to as a Firm Value/EBITDA Multiple, as well as the stock price of common equity divided by the earnings per share, or EPS, for the same period, which is referred to as a Price/Earnings Multiple.

For this analysis, “Firm Value” of a particular company was calculated as market value of that company’s common stock based on fully diluted shares using the treasury method (as of December 1, 2010) plus the value of that company’s indebtedness, minority interest and preferred stock, minus that company’s cash and cash equivalents.

Based on the results of this analysis and on J.P. Morgan’s judgment and experience, J.P. Morgan applied a Price/Earnings Multiple ranging from 14.5x to 16.5x for calendar year 2011 EPS, which, using Nicor’s estimate of EPS for such period, as well as publicly available Wall Street research analysts’ estimates with respect to Nicor (which are referred to as Nicor street estimates), implied the following approximate per share equity value reference ranges for Nicor, as compared to Nicor’s closing stock price of $43.52 per share on December 1, 2010 and AGL Resources’ proposed per share merger consideration:

	Implied Per Share Equity Value Reference Ranges for Nicor Based on:		Nicor Closing Stock Price on December 1, 2010	Proposed Per Share Merger Consideration (1)
	Nicor Management Estimates	Nicor Street Estimates
Calendar Year 2011 EPS	$35.37 - $40.24	$42.22 - $48.04	$43.52	$53.00

(1)	Value implied by AGL Resources’ proposed merger consideration, based on the volume-weighted average price for AGL Resources common stock on the NYSE for the 20 trading days ended December 1, 2010.

J.P. Morgan then calculated the exchange ratio implied by dividing the low end of the implied per share equity value of Nicor common stock specified in the table above based on Nicor’s estimate of calendar year 2011 EPS ($35.37) by the low end of the implied per share equity value of AGL Resources common stock specified in the table in the section entitled “The Proposed Merger—Opinion of Nicor’s Financial Advisor—Financial Analyses—AGL Resources—Selected Companies Analysis” based on AGL Resources’ estimate of calendar year 2011 EPS ($44.45). J.P. Morgan also calculated the exchange ratio implied by dividing the high end of the implied per share equity value of Nicor common stock specified in the table above based on Nicor’s estimate of calendar year 2011 EPS ($40.24) by the high end of the implied per share equity value of AGL Resources common stock specified in the table in the section entitled “The Proposed Merger—Opinion of Nicor’s Financial Advisor—Financial Analyses—AGL Resources—Selected Companies Analysis” based on AGL Resources’ estimate of calendar year 2011 EPS ($50.58). This analysis indicated an implied exchange ratio of 0.796 of a share of AGL Resources common stock per share of Nicor common stock.

In addition, J.P. Morgan calculated the exchange ratio implied by dividing the low end of the implied per share equity value of Nicor common stock specified in the table above based on Nicor street estimates of calendar year 2011 EPS ($42.22) by the low end of the implied per share equity value of AGL Resources common stock specified in the table in the section entitled “The Proposed Merger—Opinion of Nicor’s Financial Advisor—Financial Analyses—AGL Resources—Selected Companies Analysis” based on AGL Resources street estimates of calendar year 2011 EPS ($45.68). J.P. Morgan also calculated the exchange ratio implied by dividing the high end of the implied per share equity value of Nicor common stock specified in the table above based on Nicor street estimates of calendar year 2011 EPS ($48.04) by the high end of the implied per share equity value of AGL Resources common stock specified in the table in the section entitled “The Proposed Merger—Opinion of Nicor’s Financial Advisor—Financial Analyses—AGL Resources—Selected Companies Analysis” based on AGL Resources street estimates of calendar year 2011 EPS ($51.98). This analysis indicated an implied exchange ratio of 0.924 of a share of AGL Resources common stock per share of Nicor common stock.

The following table summarizes the implied exchange ratios obtained from the analyses above and the exchange ratio implied by AGL Resources’ proposed merger consideration:

	Implied Exchange Ratio Based on:
	Nicor / AGL Resources Management Estimates	Nicor / AGL Resources Street Estimates	Implied Exchange Ratio Based on AGL Resources’ Proposed Merger Consideration
Calendar Year 2011 EPS	0.796	0.924	1.397

Further, J.P. Morgan applied a Firm Value/EBITDA Multiple ranging from 6.0x to 7.0x for calendar year 2011, which was selected based on those peer companies with the most comparability to Nicor, particularly in regard to Nicor’s depreciation rate, in J.P. Morgan’s experience. That range of multiples, using Nicor’s estimate of EBITDA for such periods, as well as Nicor street estimates, implied the following approximate per share equity value reference ranges for Nicor, as compared to Nicor’s closing stock price of $43.52 per share on December 1, 2010 and AGL Resources’ proposed per share merger consideration:

	Implied Per Share Equity Value Reference Ranges for Nicor Based on:		Nicor Closing Stock Price on December 1, 2010
	Nicor Management Estimates	Nicor Street Estimates		Proposed Merger Consideration(1)
Calendar Year 2011 EBITDA	$37.77 - $46.86	$37.93 - $47.04	$43.52	$53.00

(1)	Value implied by AGL Resources’ proposed merger consideration, based on the volume-weighted average price for AGL Resources common stock on the NYSE for the 20 trading days ended December 1, 2010.

J.P. Morgan then calculated the exchange ratio implied by dividing the high end of the implied per share equity value of Nicor common stock specified in the table above based on Nicor’s estimate of calendar year 2011 EBITDA ($46.86) by the high end of the implied per share equity value of AGL Resources common stock specified in the table in the section entitled “The Proposed Merger—Opinion of Nicor’s Financial Advisor—Financial Analyses—AGL Resources—Selected Companies Analysis” based on AGL Resources’ estimate of calendar year 2011 EBITDA ($42.97). J.P. Morgan also calculated the exchange ratio implied by dividing the low end of the implied per share equity value of Nicor common stock specified in the table above based on Nicor’s estimate of calendar year 2011 EBITDA ($37.77) by the low end of the implied per share equity value of AGL Resources common stock specified in the table in the section entitled “The Proposed Merger—Opinion of Nicor’s Financial Advisor—Financial Analyses—AGL Resources—Selected Companies Analysis” based on AGL Resources’ estimate of calendar year 2011 EBITDA ($34.10). This analysis indicated a range of implied exchange ratios of 1.091 to 1.108 shares of AGL Resources common stock per share of Nicor common stock.

In addition, J.P. Morgan calculated the exchange ratio implied by dividing the high end of the implied per share equity value of Nicor common stock specified in the table above based on Nicor street estimates of calendar year 2011 EBITDA ($47.04) by the high end of the implied per share equity value of AGL Resources common stock specified in the table in the section entitled “The Proposed Merger—Opinion of Nicor’s Financial Advisor—Financial Analyses—AGL Resources—Selected Companies Analysis” based on AGL Resources street estimates of calendar year 2011 EBITDA ($41.60). J.P. Morgan also calculated the exchange ratio implied by dividing the low end of the implied per share equity value of Nicor common stock specified in the table above based on Nicor street estimates of calendar year 2011 EBITDA ($37.93) by the low end of the implied per share equity value of AGL Resources common stock specified in the table in the section entitled “The Proposed Merger—Opinion of Nicor’s Financial Advisor—Financial Analyses—AGL Resources—Selected Companies Analysis” based on AGL Resources street estimates of calendar year 2011 EBITDA ($32.90). This analysis indicated a range of implied exchange ratios of 1.131 to 1.153 shares of AGL Resources common stock per share of Nicor common stock.

The following table summarizes the implied exchange ratios obtained from the analyses above and the exchange ratio implied by AGL Resources’ proposed merger consideration:

	Implied Exchange Ratio Based on:
	Nicor /AGL Resources Management Estimates	Nicor / AGL Resources Street Estimates	Implied Exchange Ratio Based on AGL Resources’ Proposed Merger Consideration
Calendar Year 2011 EBITDA	1.091 - 1.108	1.131 - 1.153	1.397

Selected Precedent Transactions Analysis. Using publicly available information, J.P. Morgan examined the following selected transactions involving businesses which J.P. Morgan judged to be analogous to Nicor’s business. These transactions were selected, among other reasons, because the businesses involved in these transactions share similar business characteristics to Nicor based on operational characteristics and financial metrics:

Date Announced	Acquiror	Target
October 2010	Northeast Utilities	NSTAR
May 2010	UIL Corp.	Connecticut Energy Corporation, CTG Resources, Inc. and Berkshire Energy Resources
April 2010	PPL Corp.	E.ON U.S.
April 2009	Chesapeake Utilities Corporation	Florida Public Utilities Company
July 2008	Sempra Energy	EnergySouth, Inc.
July 2008	Babcock & Brown Infrastructure Fund North America	The Peoples Natural Gas Company and Hope Gas, Inc.
July 2008	MDU Resources Group, Inc.	Intermountain Gas Company
January 2008	Continental Energy Services, LLC	New Mexico Natural Gas Company
October 2007	Macquarie Infrastructure Partners	Puget Energy Inc.
June 2007	Iberdrola S.A.	Energy East Corp.
February 2007	Cap Rock Holding Corporation	Semco Energy, Inc.
August 2006	GE Energy Financial Services	Kinder Morgan, Inc.’s Retail Natural Gas Distribution
July 2006	Integrys Energy Group Inc.	Peoples Energy Corporation
July 2006	MDU Resources Group, Inc.	Cascade Natural Gas Corporation
July 2006	Macquarie Infrastructure Partners and The DUET Group	Duquesne Light Company
February 2006	National Grid PLC	Keyspan Corporation
January 2006	UGI Corporation	PG Energy Inc.

For each of the selected transactions, J.P. Morgan calculated the Firm Value divided by the latest 12 months EBITDA, or LTM EBITDA, which are referred to as Firm Value/LTM EBITDA Multiples, and calculated the Price/Earnings Multiples for the latest 12 months, which are referred to as Price/LTM Earnings Multiples.

Based on the results of this analysis, J.P. Morgan applied ranges of 7.5x to 9.0x Firm Value/LTM EBITDA Multiples to Nicor’s fiscal year 2010 projected EBITDA and ranges of 17.0x to 20.0x Price/LTM Earnings Multiples to Nicor’s fiscal year 2010 projected net income, both of which ranges were selected based on those transactions with the most comparability to Nicor, particularly in regard to Nicor’s depreciation rate, in J.P. Morgan’s experience. Nicor’s fiscal year 2010 projected EBITDA and net income were adjusted to exclude a one-time benefit from bad debt recovery, which resulted in a reduction in 2010 projected EBITDA by approximately $32 million and a reduction in 2010 projected net income by approximately $19 million. The resulting values implied the following range of per share equity values for Nicor’s common stock, based on fully diluted shares using the treasury method:

	Implied Per Share Equity Value Reference Ranges:	Nicor Closing Stock Price on December 1, 2010	Proposed Merger Consideration(1)
Firm Value/LTM EBITDA	$51.52 - $65.19
Price/LTM Earnings	$44.69 - $52.57	$43.52	$53.00

(1)	Value implied by AGL Resources’ proposed merger consideration, based on the volume-weighted average price for AGL Resources common stock on the NYSE for the 20 trading days ended December 1, 2010.

Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share of Nicor common stock. J.P. Morgan calculated the unlevered free cash flows that Nicor is expected to generate during fiscal years 2011 through 2015 based upon the financial forecasts prepared by Nicor’s management. J.P. Morgan also calculated a range of terminal firm values for Nicor by applying, based upon J.P. Morgan’s judgment and experience, a perpetual growth rate ranging from 0.75% to 1.25% to Nicor’s unlevered free cash flow during the final year of the five (5)-year period ending 2015 and using a range of discount rates from 6.0% to 6.5%. This discount rate range was based upon an analysis of the weighted average cost of capital of Nicor conducted by J.P. Morgan. The unlevered free cash flows and the range of terminal firm values were then discounted to present values using the same range of discount rates from 6.0% to 6.5%. The present value of the unlevered free cash flows and the range of terminal firm values were then adjusted for Nicor’s estimates of excess cash and total debt as of December 31, 2010. Based on the foregoing, this analysis indicated the following range of implied fully diluted equity value per share of Nicor common stock:

	Implied Per Share Equity Value Reference Ranges:	Nicor Closing Stock Price on December 1, 2010	Proposed Merger Consideration(1)
Discounted Cash Flow Analysis	$38.17 - $49.81	$43.52	$53.00

(1)	Value implied by AGL Resources’ proposed merger consideration, based on the volume-weighted average price for AGL Resources common stock on the NYSE for the 20 trading days ended December 1, 2010.

In addition, J.P. Morgan calculated the exchange ratio implied by dividing the high end of the implied value of Nicor common stock indicated by the discounted cash flow analysis for Nicor ($49.81) by the high end the implied value of AGL Resources common stock indicated by the discounted cash flow analysis for AGL Resources ($51.60) summarized in the section entitled “The Proposed Merger—Opinion of Nicor’s Financial Advisor —Financial Analyses—AGL Resources—Discounted Cash Flow Analysis.” J.P. Morgan also calculated the exchange ratio implied by dividing the low end of the implied value of Nicor common stock indicated by the discounted cash flow analysis for Nicor ($38.17) by the low end of the implied value of AGL Resources common stock indicated by the discounted cash flow analysis for AGL Resources ($35.87) summarized in the section entitled “The Proposed Merger—Opinion of Nicor’s Financial Advisor —Financial Analyses—AGL Resources—Discounted Cash Flow Analysis.” This analysis indicated a range of implied exchange ratios of 0.965 of a share to 1.064 shares of AGL Resources common stock per share of Nicor common stock.

The following table summarizes the implied exchange ratios obtained from the analyses above and the exchange ratio implied by AGL Resources’ proposed merger consideration:

	Implied Exchange Ratio Based on:
	Nicor / AGL Resources Estimates	Implied Exchange Ratio Based on AGL Resources’ Proposed Merger Consideration
Discounted Cash Flow (2011 – 2015)	0.965 – 1.064	1.397

J.P. Morgan also conducted a value creation analysis that compared the implied fully diluted equity value of Nicor’s common stock using the closing share price of Nicor’s common stock on December 1, 2010 with Nicor’s estimate of the implied fully diluted equity value of Nicor’s common stock pro forma for the merger together with the cash portion of the transaction consideration pursuant to the merger agreement. The pro forma implied fully diluted equity value was based on Nicor’s pro forma ownership (based on a 33%/67% Nicor/AGL Resources ownership split, calculated assuming AGL Resources’ fully diluted shares and net debt (based on AGL Resources’ share price of $37.20 as of December 1, 2010) and including the shares to be issued to Nicor pursuant to the merger agreement) of: (1) (a) the midpoint of AGL Resources’ stand-alone discounted cash flow implied equity value based on the forecast provided by AGL Resources, which was reviewed and approved by the management of Nicor, and a midpoint discount rate of 5.6%, plus (b) the midpoint of Nicor’s stand-alone discounted cash flow implied equity value based on Nicor’s estimates and a midpoint discount rate of 6.25%, plus (c) the present value of synergies expected to result from the merger (calculated assuming $23 million of annual synergies with a 38% tax rate discounted at 6%), less (d) cash consideration received by Nicor shareholders pursuant to the merger agreement, divided by (2) AGL Resources’ fully diluted shares outstanding (based on AGL Resources’ share price of $37.20 as of December 1, 2010) pro forma to include the additional shares to be issued as consideration pursuant to the merger agreement. The value creation analysis yielded a pro forma implied accretion to Nicor’s fully diluted equity value of 35.4%, which implied a value per share of $58.91.

Historical Trading Ranges; Street Estimate Ranges. For reference purposes, J.P. Morgan calculated the three-month and 12-month trading range of Nicor’s stock price. Specifically, the reference ranges were $42.29 to $48.20 for the three-month trading range ending December 1, 2010 and $38.45 to $48.20 for the 12-month trading range ending December 1, 2010, as compared to the per share proposed merger consideration of $53.00 (based on the volume-weighted average price for AGL Resources common stock discussed above). Finally, J.P. Morgan reviewed Wall Street equity research analyst price targets for Nicor’s stock price, which resulted in a reference range of $38.00 to $46.00.

J.P. Morgan noted that the foregoing analyses are not valuation methodologies and that such analyses were presented merely for reference purposes.

Financial Analyses—AGL Resources

Selected Companies Analysis. Using publicly available information, J.P. Morgan compared selected financial data of AGL Resources with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be similar to those of AGL Resources. The companies selected by J.P. Morgan and viewed as relevant to Nicor’s business were:

•	Nicor

•	Atmos Energy Corporation

•	Piedmont Natural Gas

•	Southwest Gas Corporation

•	WGL Holdings, Inc.

•	New Jersey Resources

•	South Jersey Industries, Inc.

•	Northwest Natural Gas Company

•	The Laclede Group

These companies were selected, among other reasons, because they share similar business characteristics to AGL Resources based on operational characteristics and financial metrics, as well as their significant exposure to the natural gas utility industry in the United States. However, none of the companies selected is identical or directly comparable to AGL Resources. Accordingly, J.P. Morgan made judgments and assumptions concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

For each of the selected companies, J.P. Morgan calculated Firm Value divided by the estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for the calendar year ending December 31, 2011, which is referred to as a Firm Value/EBITDA Multiple, as well as the stock price of common equity divided by the earnings per share, or EPS, for the same period, which is referred to as a Price/Earnings Multiple.

For this analysis, Firm Value of a particular company was calculated as market value of that company’s common stock based on fully diluted shares using the treasury method (as of December 1, 2010) plus the value of that company’s indebtedness, minority interest and preferred stock, minus that company’s cash and cash equivalents.

Based on the results of this analysis and on J.P. Morgan’s judgment and experience, J.P. Morgan applied Price/Earnings Multiples ranging from 14.5x to 16.5x for calendar year 2011 EPS, which, using AGL Resources’ estimate of EPS for such periods, as well as publicly available Wall Street research analysts’ estimates with respect to AGL Resources (which are referred to as AGL Resources street estimates), implied the following approximate per share equity value reference ranges for AGL Resources, as compared to AGL Resources’ closing stock price of $37.20 per share on December 1, 2010:

	Implied Per Share Equity Value Reference Ranges for AGL Resources Based on:
	AGL Resources Management Estimates	AGL Resources Street Estimates	AGL Resources Closing Stock Price on December 1, 2010
Calendar Year 2011 EPS	$44.45 - $50.58	$45.68 - $51.98	$37.20

Further, J.P. Morgan applied Firm Value/EBITDA Multiples ranging from 7.0x to 8.0x for calendar year 2011 to AGL Resources’ business, which, using AGL Resources’ estimate of EBITDA for such periods, as well as AGL Resources street estimates, implied the following approximate per share equity value reference ranges for AGL Resources, as compared to AGL Resources’ closing stock price of $37.20 per share on December 1, 2010:

	Implied Per Share Equity Value Reference Ranges for AGL Resources Based on:
	AGL Resources Management Estimates	AGL Resources Street Estimates	AGL Resources Closing Stock Price on December 1, 2010
Calendar Year 2011 EBITDA	$34.10 - $42.97	$32.90 - $41.60	$37.20

Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share of AGL Resources common stock. J.P. Morgan calculated the unlevered free cash flows that AGL Resources is expected to generate during fiscal years 2011 through 2015 based upon the financial forecasts prepared by AGL Resources’ management and with respect to the year 2015, with the concurrence of Nicor management, J.P. Morgan, after consultation and discussion with the management of AGL Resources and with Goldman Sachs, extrapolated from the projected financial information of AGL Resources for the years 2011-2014 provided by AGL Resources. J.P. Morgan also calculated a range of terminal firm values for AGL Resources by applying, based upon J.P. Morgan’s judgment and experience, a perpetual growth rate ranging from 1.25% to 1.75% to AGL Resources’ unlevered free cash flow during the final year of the five (5)-year period ending 2015 and using a range of discount rates from 5.75% to 6.25%. This discount rate range was based upon an analysis of the weighted average cost of capital of AGL Resources conducted by J.P. Morgan. The unlevered free cash flows and the range of terminal firm values were then discounted to present values using the same range of discount rates from 5.75% to 6.25%. The present value of the unlevered free cash flows and the range of terminal firm values were then adjusted for AGL Resources’ estimate of excess cash and total debt as of December 31, 2010. Based on the foregoing, this analysis indicated an implied fully diluted equity value per share of AGL Resources common stock of between $35.87 to $51.60, as compared to the closing price of AGL Resources common stock on December 1, 2010 of $37.20.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to Nicor or AGL Resources, and none of the selected transactions reviewed was identical to the merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Nicor and AGL Resources. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Nicor and AGL Resources and the transactions compared to the merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise Nicor with respect to the merger on the basis of such experience and its familiarity with Nicor.

For services rendered in connection with the merger, Nicor has paid J.P. Morgan a fee of $2 million upon delivery of its written fairness opinion and will pay J.P. Morgan a fee of approximately $11 million upon consummation of the merger. In addition, Nicor has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the federal securities laws. If Nicor receives a termination fee from AGL Resources or from any other source as a result of the merger or any other transaction not being consummated, Nicor must pay J.P. Morgan 5% of such fee, which fee will not exceed the transaction fee that would have been payable to J.P. Morgan had the merger closed, and which fee will be reduced by the $2 million fee paid upon delivery of J.P. Morgan’s opinion. In addition, J.P. Morgan will be entitled to fees for any transaction involving the acquisition of Nicor consummated during the term of its engagement or 12 months after its expiration or termination. The engagement runs for 18 months from the effective date of the engagement letter, which is June 22, 2010.

The opinion of J.P. Morgan was one of the many factors taken into consideration by the Nicor Board in making its determination to approve the merger. The analyses of J.P. Morgan as summarized above should not be viewed as determinative of the opinion of the Nicor Board with respect to the value of Nicor or AGL Resources, or of whether the Nicor Board would have been willing to agree to different or other forms of consideration.

J.P. Morgan and its affiliates have performed in the past, and may continue to perform, certain financial advisory, financing and other investment banking and commercial banking services for Nicor, AGL Resources and one or more of their affiliates. During the two years preceding the date of its opinion, J.P. Morgan and its affiliates had commercial or investment banking relationships with Nicor and AGL Resources, for which it and such affiliates received customary compensation. Such services during such period included acting as lead arranger for a revolving credit facility of a subsidiary of Nicor in November 2009, as a placement agent for Nicor’s private placement of certain of its debt securities in August 2009 and as lead arranger for a revolving credit facility of Nicor in April 2010. In addition, a commercial banking affiliate of J.P. Morgan is an agent bank and a lender under outstanding credit facilities of Nicor, and is a lender under outstanding credit facilities of AGL Resources, for which such affiliate receives customary compensation or other financial benefits. In the ordinary course of J.P. Morgan’s businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Nicor or AGL Resources for J.P. Morgan’s own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities.

Forward-Looking Financial Information

The AGL Resources forward-looking financial information for years 2010 through 2015 was prepared by AGL Resources and its subsidiaries and the Nicor forward-looking financial information for years 2010 through 2015 was prepared by Nicor and its subsidiaries. The forward-looking financial information prepared by each of the companies is not intended to be added together, and adding the forward-looking financial information for the two companies would not represent the results the combined company will achieve if the merger is completed and does not represent forward-looking financial information for the combined company.

AGL Resources Forward-Looking Financial Information

AGL Resources does not as a matter of course make public projections as to future earnings or other results other than for providing estimated ranges of expected earnings for as much as one year in advance in its regular earnings press releases and other investor materials. However, in the course of its discussions with Nicor leading up to the execution of the merger agreement, AGL Resources provided Nicor with certain business and financial information which AGL Resources believes was not publicly available. The information provided to Nicor included forward-looking financial information for years 2010 through 2014 based upon projections developed by AGL Resources through a regular internal planning and forecasting process that included input from AGL Resources’ business units and a corporate level review. Subsequently, AGL Resources management extended their projections to include the year 2015 and provided these projections to Goldman Sachs, AGL Resources’ financial advisor in connection with the merger. In the view of AGL Resources’ management, the information was prepared on a reasonable basis and reflected the best available estimates and judgments at the time of its preparation, and presented at the time of its preparation, to the best of AGL Resources management’s knowledge and belief a reasonable projection of future financial performance of AGL Resources. However, the information provided to Nicor has not been updated, is not fact and should not be relied upon as being indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to rely on this forward-looking financial information.

Neither AGL Resources’ independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the forward-looking financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the forward-looking financial information.

The following table is a portion of the forward-looking financial information AGL Resources provided to Nicor for years 2010 through 2014 and to AGL Resources’ financial advisor in connection with the merger for the years 2010 through 2015.

	Year Ended December 31
	2010E	2011E	2012E	2013E	2014E	2015E
	(in millions except per share amounts)
Earnings before Interest and Taxes	$498	$519	$548	$573	$588	$597
Net Income (before minority interest)	$246	$256	$267	$277	$289	$298
Basic EPS excluding Non-Recurring Items	$2.99	$3.07	$3.18	$3.26	$3.38	$3.44

The AGL Resources forward-looking financial information was based upon various assumptions, including, but not limited to, the following principal assumptions:

•	normal weather in the forward-looking periods;

•	no material increase in utility customer growth until 2013;

•	no changes in rates resulting from the outcome of any potential rate case activity beyond 2012;

•

no capital requirements for the expansion or building of potential or planned storage projects other than the build-out of the second cavern of the Golden Triangle Storage natural gas storage project (expected to be completed in 2012); and

•	capital expenditures for certain utility infrastructure enhancement programs in various jurisdictions through their approved regulatory cycle consistent with budgeted and approved levels.

The estimates and assumptions underlying the forward-looking financial information are inherently uncertain and, though considered reasonable by the management of AGL Resources as of the date of its preparation, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking financial information, including, among other things, economic conditions in the Bahamas and the Caribbean region, fluctuations in rate recovery, weather and gas commodity prices. See “Risk Factors” beginning on page 27. Accordingly, there can be no assurance that the forward-looking results are indicative of the future performance of AGL Resources or that actual results will not differ materially from those presented in the forward-looking financial information. Inclusion of the forward-looking financial information in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the forward-looking financial information will be achieved.

See “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 38.

AGL Resources does not generally publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operations other than for providing estimated ranges of expected earnings for as much as one year in advance in its regular earnings press releases and other investor materials. Accordingly, AGL Resources does not intend to update or otherwise revise the forward-looking financial information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, AGL Resources does not intend to update or revise the forward-looking financial information to reflect changes in general economic or industry conditions.

The information concerning forward-looking financial information provided by AGL Resources is not included in this joint proxy statement/prospectus in order to induce any shareholder to vote in favor of the merger agreement or to acquire securities of AGL Resources.

Nicor Forward-Looking Financial Information

Nicor does not as a matter of course make public projections as to future revenues, earnings or other results other than for providing estimated ranges of expected earnings for as much as one year in advance in its regular earnings press releases and other investor materials. However, in the course of its discussions with AGL Resources leading up to the execution of the merger agreement, Nicor provided AGL Resources with certain business and financial information which Nicor believes was not publicly available. The information provided to AGL Resources included forward-looking financial information for years 2010 through 2013 based upon projections developed by Nicor through a regular internal planning and forecasting process as well as an extension case that included forward-looking financial information for years 2014 and 2015 based on an assumed general rate increase effective January 1, 2014 at Nicor Gas and an extrapolation of these projections for the remainder of the company. The information provided to AGL Resources and summarized below was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. In the view of Nicor’s management, the information was prepared on a reasonable basis and reflected the best available estimates and judgments at the time of its preparation, and presented at the time of its preparation, to the best of Nicor management’s knowledge and belief, a reasonable projection of future financial performance of Nicor. However, the information provided to AGL Resources has not been updated, is not fact and should not be relied upon as being indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to rely on this forward-looking financial information.

Neither Nicor’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the forward-looking financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the forward-looking financial information.

The following table is a portion of the forward-looking financial information Nicor provided to AGL Resources for years 2010 through 2015.

	Year Ended December 31
	2010E	2011E	2012E	2013E	2014E	2015E
	(in millions except per share amounts)
Earnings before Interest and Taxes	$246	$205	$218	$228	$253	$253
Net Income	$139	$111	$116	$122	$141	$142
Earnings per Share	$3.04	$2.42	$2.52	$2.65	$3.06	$3.08

The Nicor forward-looking financial information was based upon various assumptions, including, but not limited to, the following principal assumptions:

•	Nicor Gas assumes a rate case with operating margin increases effective in fiscal year 2014;

•	continued organic growth in new markets and products for the energy-related subsidiaries;

•	completion of the Central Valley storage project with operations beginning in 2012; and

•	increasing operating income in the Tropical Shipping business over the plan periods.

The estimates and assumptions underlying the forward-looking financial information are inherently uncertain and, though considered reasonable by the management of Nicor as of the date of its preparation, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking financial information, including, among other things, fluctuations in rate recovery, weather and gas commodity prices. See “Risk Factors” beginning on page 27. Accordingly, there can be no assurance that the forward-looking results are indicative of the future performance of Nicor or that actual results will not differ materially from those presented in the forward-looking financial information. Inclusion of the forward-looking financial information in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the forward-looking financial information will be achieved.

See “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 38.

Nicor does not generally publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operations other than for providing estimated ranges of expected earnings for as much as one year in advance in its regular earnings press releases and other investor materials. Accordingly, Nicor does not intend to update or otherwise revise the forward-looking financial information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, Nicor does not intend to update or revise the forward-looking financial information to reflect changes in general economic or industry conditions.

The information concerning forward-looking financial information provided by Nicor is not included in this joint proxy statement/prospectus in order to induce any shareholder to vote in favor of the merger agreement or to acquire securities of Nicor.

Accounting Treatment

The acquisition of Nicor common stock by AGL Resources in the merger will be accounted for in accordance with the acquisition method of accounting and the regulations of the SEC. This means that the assets and liabilities of Nicor will be recorded, as of the completion of the merger, at their fair values and consolidated with those of AGL Resources. This will result in recording an amount for goodwill, which represents the excess of the purchase price over the fair value of the identifiable net assets of Nicor. Financial statements of AGL Resources issued after the merger will reflect only the operations of Nicor’s business after the merger and will not be restated retroactively to reflect the historical financial position or results of operations of Nicor.

All unaudited pro forma combined financial information contained in this joint proxy statement/prospectus was prepared using the acquisition method of accounting for business combinations. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the fair value of the assets and liabilities of Nicor’s business. Accordingly, the final purchase accounting adjustments may be materially different from the unaudited pro forma adjustments. Any decrease in the fair value of the assets or increase in the fair value of the liabilities of Nicor’s business as compared to the unaudited pro forma combined financial information included in this joint proxy statement/prospectus will have the effect of increasing the amount of recorded goodwill. An increase or decrease in the share price of AGL Resources would have the effect of increasing or decreasing goodwill, as the case may be. The goodwill amount will not be affected by a change in the Nicor share price.

Material United States Federal Income Tax Consequences of the Transaction

The following discussion, subject to the limitations and qualifications described herein, constitutes the opinion of Dewey & LeBoeuf LLP and Latham & Watkins LLP as to the material United States federal income tax consequences of the merger and the subsequent merger, taken together as a single integrated transaction, applicable to United States holders (as defined below) of Nicor common stock that receive AGL Resources common stock and cash in the transaction, to the extent such discussion sets forth statements of United States federal income tax law or legal conclusions with respect thereto. Dewey & LeBoeuf LLP and Latham & Watkins LLP have advised AGL Resources and Nicor, respectively, that the transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and that each of AGL Resources and Nicor will be “a party to the reorganization” within the meaning of Section 368(b) of the Internal Revenue Code.

The tax opinions of Dewey & LeBoeuf LLP and Latham & Watkins LLP are based, in part, on representations, in form and substance reasonably acceptable to Dewey & LeBoeuf LLP and Latham & Watkins LLP, made by AGL Resources, Merger Sub, Merger LLC and Nicor with respect to factual matters related to the requirements of the tax law relevant to rendering the preceding opinions, and on customary factual assumptions set forth in their opinions attached as Exhibits 8.1 and 8.2 hereto, all of which must be consistent with the state of facts existing as of the effective time of the merger and the subsequent merger. It is a condition to the obligations of AGL Resources and Nicor to complete the merger that each shall have received confirmation, dated as of the closing date of the merger, of the opinion of its respective tax counsel contained in this paragraph, which opinion similarly will be based on certain factual representations and assumptions. If any of the factual representations or assumptions on which the opinions described above are based are inaccurate as of the effective time of the merger and the subsequent merger, the tax consequences to United States holders could differ materially from those described below. Although the merger agreement allows AGL Resources and Nicor to waive the opinion requirements as a condition to closing, neither AGL Resources nor Nicor currently anticipates doing so. If either AGL Resources or Nicor does waive these conditions, you will be informed of this decision prior to being asked to vote on the transaction.

The above-described opinions of counsel represent the best legal judgment of counsel to AGL Resources and counsel to Nicor. These opinions and the discussion set forth herein are not binding on the Internal Revenue Service or any court. No ruling will be sought from the Internal Revenue Service with respect to the tax consequences of the transaction and no assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

The following discussion is based upon the Internal Revenue Code, United States Treasury regulations, judicial authorities, published positions of the Internal Revenue Service, and other applicable authorities, all as currently in effect on the date of this joint proxy statement/prospectus and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to United States holders that hold their shares of Nicor common stock as capital assets for United States federal income tax purposes (generally, assets held for investment). This discussion does not address all of the tax consequences that may be relevant to a particular Nicor shareholder or to Nicor shareholders that are subject to special treatment under United States federal income tax laws including, but not limited to, financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, partnerships or other pass-through entities, broker-dealers, traders in securities who elect the mark to market method of accounting for their securities, Nicor shareholders that hold their shares of Nicor common stock as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction, Nicor shareholders who acquired their shares of Nicor common stock pursuant to the exercise of employee stock options or otherwise in connection with the performance of services, United States expatriates, Nicor shareholders who have a functional currency other than the United States dollar, Nicor shareholders liable for the alternative minimum tax and Nicor shareholders who exercise dissenters’ rights. This discussion also does not address the tax consequences to Nicor, or to Nicor shareholders that own 5% or more of Nicor common stock or that are affiliates of Nicor. In addition, this discussion does not address other United States federal taxes (such as gift or estate taxes or alternative minimum taxes), the tax consequences of the transaction under state, local or foreign tax laws or certain tax reporting requirements that may be applicable with respect to the transaction.

For purposes of this discussion, the term “United States holder” means a beneficial owner of Nicor common stock that is (i) a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income tax regardless of its source and (iv) a trust that (x) is subject to the supervision of a court within the United States and the control of one or more United States persons or (y) has validly elected under applicable United States Treasury regulations to be treated as a United States person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a Nicor shareholder, the United States federal income tax treatment of a partner in the partnership will generally depend upon the status of the person and the activities of the partnership. A partner in a partnership holding Nicor common stock should consult its own tax advisors with respect to the tax consequences of the transaction.

Nicor shareholders are urged to consult their tax advisors as to the particular United States federal income tax consequences of the transaction to them, as well as any tax consequences arising under any state, local and non-United States tax laws or any other United States federal tax laws.

Based on and subject to the foregoing, the following material United States federal income tax consequences will result from qualification of the transaction as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code:

•

a United States holder generally will recognize gain (but not loss), determined separately for each identifiable block of shares of Nicor common stock (generally, Nicor common stock acquired at different prices or at different times) that is exchanged in the transaction, in an amount equal to the lesser of (i) the amount of cash received in the transaction with respect to such block, excluding any cash received in lieu of a fractional share of AGL Resources common stock (which is discussed below), and (ii) the excess, if any, of (a) the sum of the amount of such cash and the fair market value of the AGL Resources common stock received in the transaction with respect to such block over (b) the United States holder’s tax basis in its shares of Nicor common stock in such block. A United States holder may not offset a loss recognized on one block of shares against the gain recognized on another block of shares. Any gain recognized generally will be long-term capital gain if, as of the date of the merger, the shares of Nicor common stock exchanged in the transaction were held for more than one year, unless the receipt of cash has the effect of a distribution of a dividend under the provisions of the Internal Revenue Code, in which case such gain will be treated as a dividend to the extent of such United States holder’s ratable share of the undistributed earnings and profits of Nicor. United States holders should consult their tax advisors as to the possibility that all or a portion of any cash received in exchange for their shares of Nicor common stock will be treated as a dividend;

•

a United States holder generally will have an aggregate tax basis in the shares of AGL Resources common stock received in the transaction (including any fractional share of AGL Resources common stock deemed received and redeemed for cash, as discussed below) equal to the United States holder’s aggregate tax basis in its shares of Nicor common stock exchanged in the transaction, reduced by the amount of cash received in the transaction (other than cash received in lieu of a fractional share of AGL Resources common stock) and increased by the amount of gain recognized by the United States holder (including, but not limited to, any portion of such gain that is treated as a dividend, but excluding any gain recognized with respect to cash received in lieu of a fractional share of AGL Resources common stock) in the transaction;

•

the holding period of the shares of AGL Resources common stock received by a United States holder in the transaction (including any fractional share of AGL Resources common stock deemed received and redeemed for cash, as discussed below) will include the holding period of the shares of Nicor common stock exchanged in the transaction; and

•

subject to the discussion above regarding possible dividend treatment, cash received by a United States holder in lieu of a fractional share of AGL Resources common stock in the transaction will be treated as if such fractional share had been issued in the transaction and then redeemed by AGL Resources, and the United States holder generally will recognize capital gain or loss with respect to such cash payment, measured by the difference, if any, between the amount of cash received and the tax basis in such fractional share (determined as described above). Any gain or loss recognized generally will be long-term capital gain or loss if, as of the date of the merger, the shares of Nicor common stock exchanged in the transaction were held for more than one year. The deductibility of capital losses is subject to limitations.

United States holders are urged to consult their own tax advisors with respect to the determination of gain recognized on the exchange of their shares of Nicor common stock (as well as their basis in the shares of AGL Resources common stock received in the transaction) taking into account their particular circumstances.

Cash payments received by a United States holder pursuant to the transaction may be subject to information reporting, and may be subject to backup withholding at the applicable rate (currently 28%) if the United States holder or other payee fails to provide a valid taxpayer identification number and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional United States federal income tax. Rather, any amounts withheld may be credited against the United States holder’s United States federal income tax liability, and if backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the Internal Revenue Service.

The tax consequences of the transaction to a particular Nicor shareholder will depend on the shareholder’s individual circumstances. Nicor shareholders are strongly encouraged to consult their tax advisors regarding the specific tax consequences of the transaction to them, including tax return reporting requirements and the applicability of federal, state, local and non-United States tax laws.

Regulatory Matters Relating to the Merger

General

To complete the merger, AGL Resources and Nicor need to obtain approvals or consents from, or make filings with, a number of United States federal and state public utility, antitrust and other regulatory authorities. The material United States federal and state regulatory approvals, consents and filings are described below (sometimes collectively referred to as required governmental approvals).

It is a condition to completion of the merger that “final orders” are obtained for the required governmental approvals and that such orders do not (in addition to specific requirements described below for certain required governmental approvals) impose terms or conditions that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on either Nicor, AGL Resources or Nicor Gas. For purposes of determining whether any term or condition has a material adverse effect on Nicor or AGL Resources, Nicor and its subsidiaries, taken as a whole, and AGL Resources and its subsidiaries, taken as a whole, are deemed to be a consolidated group of entities that are qualitatively and quantitatively equivalent to Nicor Gas, determined after giving effect to any such term or condition but before giving effect to the merger and the subsequent merger. Furthermore, for purposes of determining whether any such term or condition has a material adverse effect on Nicor Gas, the adverse impact of any term or condition imposed on AGL Resources, Nicor or any of their respective subsidiaries (other than Nicor Gas) shall be deemed to have been imposed on Nicor Gas. A “final order” means an action by a relevant governmental entity that has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by law before the transactions contemplated by the merger agreement may be consummated has expired, and as to which all conditions to the consummation of such transactions prescribed by law have been satisfied.

The required statutory approvals, described in greater detail below, include: (1) the filing of notification and report forms with the DOJ and the FTC under the HSR Act, and expiration or early termination of any applicable waiting periods under the HSR Act; (2) compliance with any applicable requirements of the Illinois Statutes including notice to and approval of, the ICC; (3) the approval of the CPUC of a change in control over Central Valley; and (4) approval of the FCC for the transfer of control over the FCC licenses of Nicor Gas.

Under the terms of the merger agreement, each of AGL Resources and Nicor has agreed to cooperate and use its reasonable best efforts to take all appropriate actions and to do and assist the other party in doing all things necessary, proper or advisable to complete the merger and the transactions contemplated by the merger agreement as promptly as practicable, including:

•

obtaining any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained, or to avoid any action or proceeding (including those in connection with the HSR Act, the Natural Gas Act, the Public Utility Holding Company Act of 2005 and the Illinois Statutes);

•	causing the satisfaction of all conditions to closing set forth in the merger agreement;

•

resolving all lawsuits or other legal, regulatory or other governmental proceedings challenging or affecting the merger agreement or the consummation of the transactions contemplated thereby, in each case until a final, non-appealable order is issued;

•

seeking to have lifted or rescinded any injunction or restraining order which may adversely affect the ability of the parties to consummate the transactions contemplated by the merger agreement, in each case until a final, non-appealable order is issued; and

•

as promptly as practicable, and in any event within 60 days after the date of the merger agreement, making all necessary applications, filings and any other required submissions, and paying any related fees, with respect to the merger agreement and the merger and subsequent merger required under the HSR Act and the Illinois Statutes and any other applicable law. AGL Resources and Nicor have agreed to waive compliance with the timing requirements set forth in this covenant with respect to such applications, filings, submissions and the payment of related fees, until August 1, 2011.

Under the terms of the merger agreement, Nicor and AGL Resources have agreed to cooperate with each other in determining whether any action or filing is required in connection with the merger and the subsequent merger and in seeking any such actions, consents, approvals or waivers or making any such filings. Nicor and AGL Resources have also agreed to provide to each other all information required for any application or other filing under any applicable law in connection with the transactions contemplated by the merger agreement. No party may consent to any voluntary delay of the closing at the behest of any governmental entity without the consent of the other parties to the merger agreement. AGL Resources shall not, except as consented by Nicor in writing, directly or indirectly acquire any regulated gas distribution utility (x) in the State of Illinois or (y) in any other jurisdiction, if such acquisition would present more than a de minimis risk of materially delaying or materially increasing the risk of any of the parties not obtaining the approval of the ICC with respect to the transactions contemplated by the merger agreement. In addition, each of AGL Resources and Nicor has agreed to consult with the other prior to agreeing with any merger requirements sought by any governmental entity. None of AGL Resources, Nicor or their respective subsidiaries shall be obligated to take any action that is not conditioned on the closing of the merger.

Nicor and AGL Resources have agreed to give any notices to third parties and use commercially reasonable efforts to obtain any third party consents necessary, proper or advisable to consummate the merger, the subsequent merger or the transactions contemplated by the merger agreement, or otherwise required by the merger agreement.

While AGL Resources and Nicor each believe that they will receive the required statutory approvals and other clearances for the transaction, there can be no assurance that all of these approvals will be obtained or, if obtained, that these approvals will not contain terms or conditions that could reasonably be expected to have a material adverse effect on the combined company following completion of the merger. Based on the current status of the regulatory approval process, the parties are working, assuming all other conditions to completion of the merger are satisfied, to complete the merger in the second half of 2011. If one or more regulatory agencies conduct hearings or proceedings or otherwise open an investigation, the closing of the merger may not occur until 2012, if at all.

Each of AGL Resources and Nicor currently intends to submit the merger proposals to its respective shareholders at a special meeting as noted above in “Information About the AGL Resources Special Meeting and Vote” beginning on page 41 and “Information About the Nicor Special Meeting and Vote” beginning on page 46. It is possible that a governmental agency will not have approved the merger by the date of such special meetings, which could delay or prevent completion of the merger for a significant period of time after AGL Resources’ shareholders and Nicor’s shareholders have approved the proposals relating to the merger. Any delay in the completion of the merger could diminish the anticipated benefits of the merger or result in additional transaction costs, loss of revenue or other effects associated with uncertainty surrounding the transaction. In addition, it is possible that, among other things, a governmental agency could condition its approval of the merger upon AGL Resources and Nicor entering into an agreement to divest a portion of their combined businesses or assets, or could restrict the operations of the combined businesses in accordance with specified business conduct rules. See “Risk Factors” beginning on page 27. A governmental agency also could impose significant additional costs on the business of the combined company, including requiring the combined company to share a disproportionate amount of the expected or achieved synergies of the merger with utility customers. Acceptance of any such conditions could diminish the benefits of the merger to the combined company and result in additional costs, loss of revenue or other effects. Alternatively, rejection of such conditions could result in AGL Resources and Nicor litigating with a governmental entity, which could delay the merger or cause the merger to be abandoned.

No additional shareholder approval is expected to be required for any decision by AGL Resources or Nicor after the special meetings are held relating to any terms and conditions necessary to resolve any regulatory objections to the merger and, possibly, to proceed with consummation of the merger.

As more fully described in “The Merger Agreement—Termination; Termination Fee; Expenses” beginning on page 129, the merger agreement may be terminated by AGL Resources or Nicor if the merger is not consummated on or before December 30, 2011; provided, however, that if the conditions to closing relating to required governmental approvals have not been satisfied, but all other conditions to closing have been satisfied or waived (or are capable of being satisfied at closing), then such date will be extended to July 2, 2012. A party may not terminate the merger agreement as set forth above if that party’s failure to fulfill its obligations under the merger agreement has proximately contributed to the failure to consummate the merger.

Antitrust and HSR Act Matters

The FTC and the Antitrust Division of the DOJ, frequently scrutinize the legality under the antitrust laws of transactions such as the merger. At any time before or after the merger, the DOJ or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the merger or seeking divestiture of substantial assets of AGL Resources, Nicor or their subsidiaries. Private parties and state attorneys general may also bring an action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, of the result of such challenge.

The HSR Act, and the rules and regulations thereunder, provide that certain merger transactions, including the merger, may not be consummated until required information and materials have been furnished to the DOJ and the FTC and certain waiting periods have expired or been terminated. AGL Resources and Nicor have agreed to waive the timing requirements set forth in the merger agreement with respect to certain filings, and filed their respective Pre-Merger Notification and Report Forms with the FTC and the DOJ under the HSR Act on April 7, 2011. The FTC granted early termination on April 18, 2011.

State Regulatory Approvals

Illinois Commerce Commission. AGL Resources and Nicor filed for ICC approval on January 18, 2011, and have sought expedited review. It is currently anticipated that among the required statutory approvals, the ICC approval represents the critical path to closing the merger by the end of the second half of 2011. If expedited review is not granted, the time that is allowed for review of the merger application with the ICC is 11 months after the filing of the application, subject to potential extension.

Illinois law requires approval by the ICC of the merger and certain associated transactions and arrangements. The merger may result in a “reorganization” of Nicor’s Illinois public utility subsidiary (Nicor Gas) as that term is defined under Section 7-204 of the Illinois Public Utilities Act (sometimes referred to as the PUA). Section 7-204(b) of the PUA requires the following findings by the ICC before it may approve a “reorganization” such as the merger:

•	the proposed reorganization will not diminish the utility’s ability to provide adequate, reliable, efficient, safe and least-cost public utility service;

•	the proposed reorganization will not result in the unjustified subsidization of non utility activities by the utility or its customers;

•

costs and facilities are fairly and reasonably allocated between utility and non utility activities in such a manner that the Commission may identify those costs and facilities which are properly included by the utility for ratemaking purposes;

•	the proposed reorganization will not significantly impair the utility’s ability to raise necessary capital on reasonable terms or to maintain a reasonable capital structure;

•	the utility will remain subject to all applicable laws, regulations, rules, decisions and policies governing the regulation of Illinois public utilities;

•	the proposed reorganization is not likely to have a significant adverse effect on competition in those markets over which the Commission has jurisdiction; and

•	the proposed reorganization is not likely to result in any adverse rate impacts on retail customers.

Section 7-204(c) of the PUA further requires that the ICC rule on the allocation of any savings resulting from the merger, and whether the applicants should be allowed to recover any costs incurred in accomplishing the merger and, if so, the amount of costs eligible for recovery and how the costs will be allocated. Finally, the ICC may condition its approval of the merger on the imposition of such terms, conditions or requirements as in the ICC’s judgment, are necessary to protect the interests of Nicor’s gas public utilities and their customers.

California Public Utilities Commission. In connection with the merger, on January 25, 2011, AGL Resources, Nicor and Central Valley filed for approval of the CPUC of a change in control over Central Valley, which is a “gas corporation” and a “public utility” under the California Public Utilities Code. The California Public Utilities Code requires CPUC approval before any person shall “merge, acquire, or control either directly or indirectly any public utility organized and doing business” in California. The CPUC will review the transaction to determine whether the transaction will be “adverse to the public interest.” The application has received preliminary approval from an administrative law judge and is awaiting formal CPUC action.

Florida Office of Insurance Regulation. Seven Seas Insurance Company Inc. (sometimes referred to as Seven Seas), a subsidiary of Nicor, is a Florida domestic property and casualty insurance company. As such, the approval of the Florida Office of Insurance Regulation is required prior to the transfer of control of Seven Seas to AGL Resources. Without objection of the Florida Office of Insurance Regulation, the merger will be deemed approved 90 days after a statement of acquisition is filed by Nicor and AGL Resources. AGL Resources and Nicor intend to timely file the statement of acquisition with the Florida Office of Insurance Regulation.

Federal Communications Commission

Various subsidiaries of AGL Resources and Nicor hold certain radio station licenses issued by the FCC which are utilized in connection with their utility operations. FCC approval is required prior to the transfer of control of any entity holding such FCC licenses. The FCC will review whether the transfer of control of such entities and licenses is in the public interest. AGL Resources and Nicor will timely file their application with the FCC.

Other Regulatory Approvals

The merger may also be subject to review by the governmental authorities of various other federal, state or local jurisdictions under the antitrust and utility regulation or other applicable laws of those jurisdictions. For example, AGL Resources provided a voluntary notice of the merger to the New Jersey Board of Public Utilities (sometimes referred to as the NJBPU), which included a description of the transaction, described the benefits of the transaction and explained why AGL Resources does not believe that the approval of the NJBPU is required to complete the merger. AGL Resources expects to provide a similar notice to the Maryland Public Service Commission in the near future. It is possible that one or more state commissions will open proceedings to determine whether they have jurisdiction over the merger. In the event that any reviewing authorities are determined to have jurisdiction over the merger transaction, there can be no assurance that the reviewing authorities will permit the applicable statutory waiting periods to expire or that the reviewing authorities will terminate the applicable statutory waiting periods at all, or otherwise approve the merger without restrictions or conditions (which are difficult to predict or quantify) that would have a material adverse effect on the combined company if the merger were completed.

Dissenters’ Rights

AGL Resources shareholders are not entitled to dissenters’ rights in connection with the transaction. See “Information About the AGL Resources Special Meeting and Vote—Dissenters’ Rights” beginning on page 43 for more detail.

Under the IBCA, Nicor shareholders have dissenters’ rights in connection with the merger. Therefore, a shareholder of Nicor may elect to be paid cash for such shareholder’s shares in accordance with the procedures set forth in the IBCA. See “Information About the Nicor Special Meeting and Vote—Dissenters’ Rights” beginning on page 47 for more detail.

Federal Securities Laws Consequences; Stock Transfer Restrictions

The shares of AGL Resources common stock to be issued in connection with the merger will be freely transferable under the Securities Act and the Exchange Act except for shares issued to any shareholder who may be deemed to be an “affiliate” of AGL Resources for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or under the common control with AGL Resources and may include the executive officers, directors and significant shareholders of AGL Resources. This joint proxy statement/prospectus does not cover resales of AGL Resources common stock received by any person upon the completion of the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

Stock Exchange Listing; Delisting and Deregistration of Nicor’s Common Stock; Shares to be Issued in the Merger

It is a condition to the merger that the shares of AGL Resources common stock issuable pursuant to the merger be approved for listing on the NYSE, subject to official notice of issuance. Shares of AGL Resources common stock will continue to be traded on the NYSE under the symbol “AGL” immediately following the completion of the merger. If the merger is completed, Nicor common stock will cease to be listed on the NYSE and the Chicago Stock Exchange and its shares will be deregistered under the Exchange Act.

Based on the exchange ratio (subject to adjustment as contemplated by the merger agreement) and the number of shares of Nicor common stock and Nicor equity-based awards as of April 18, 2011, a total of approximately 38.7 million shares of AGL Resources common stock will be issued in the merger for the outstanding shares of Nicor.

After the merger, AGL Resources shareholders will continue to own their existing shares of AGL Resources common stock. Accordingly, AGL Resources shareholders will hold the same number of shares of AGL Resources common stock that they held immediately prior to the merger. However, because AGL Resources will be issuing new shares of AGL Resources common stock to Nicor shareholders in the merger, each outstanding share of AGL Resources common stock immediately prior to the merger will represent a smaller percentage of the total number of shares of AGL Resources common stock outstanding after the merger. It is expected that AGL Resources shareholders before the merger will hold approximately 67% of the total AGL Resources common stock outstanding upon completion of the merger.

Business Relationships between AGL Resources and Nicor

Sequent Energy currently purchases nominal volumes of natural gas on a spot/daily basis from Nicor Gas. There are no transactions between Sequent Energy and Nicor Gas with a term in excess of 30 days.

Litigation Relating to the Merger

Nicor, the Nicor Board, AGL Resources and one or both of AGL Resources’ acquisition subsidiaries and, in one instance, Nicor’s Executive Vice President and Chief Financial Officer, have been named as defendants in six putative class action lawsuits brought by purported Nicor shareholders challenging Nicor’s proposed merger with AGL Resources. The first action, Joseph Pirolli v. Nicor Inc., et al. (sometimes referred to as the Pirolli Action), was filed on December 7, 2010 in the Eighteenth Circuit Court of DuPage County, Illinois, County Department, Chancery Division (sometimes referred to as the DuPage County Court). Four other actions were filed between December 10, 2010 and December 17, 2010 in the Circuit Court of Cook County, Illinois, County Department, Chancery Division (sometimes referred to as the Cook County Court): Maxine Phillips v. Nicor Inc., et al., filed December 10, 2010 (sometimes referred to as the Phillips Action); Plumbers Local #65 Pension Fund v. Nicor Inc., et al., filed December 13, 2010; Gus Monahu v. Nicor Inc., et al., filed December 17, 2010; and Roberto R. Vela v. Russ M. Strobel, et al., filed December 17, 2010. The sixth action, which is both an individual action and a putative class action, was filed on March 1, 2011 in the United States District Court for the Northern District of Illinois, Eastern Division and captioned Maxine Phillips v. Nicor Inc., et al. (sometimes referred to as the Federal Action).

On January 10, 2011, the four actions filed in the Cook County Court were consolidated (sometimes referred to as the Consolidated Action). On February 18, 2011, plaintiffs in the Consolidated Action filed an amended complaint (sometimes referred to as the Consolidated Amended Complaint). On February 28, 2011, the Phillips Action in the Cook County Court was voluntarily dismissed, and on March 7, 2011, the Pirolli Action in DuPage County Court was voluntarily dismissed. Accordingly, the remaining cases pending are the Consolidated Action and the Federal Action.

The Consolidated Amended Complaint alleges, among other things, that: (a) the Nicor Board breached its fiduciary duties to Nicor and its shareholders by (i) approving the sale of Nicor to AGL Resources at an inadequate purchase price (and thus failing to maximize value to Nicor shareholders), (ii) conducting an inadequate sale process by agreeing to preclusive deal protection provisions in the merger agreement and failing to solicit other potential bids or alternative transactions and (iii) failing to disclose material information regarding the proposed merger; and (b) AGL Resources, Nicor and the acquisition subsidiaries aided and abetted these alleged breaches. The Consolidated Amended Complaint seeks, among other things, declaratory and injunctive relief, including an order enjoining the defendants from consummating the proposed merger.

The Federal Action asserts both individual and purported class claims for breach of fiduciary duties and violation of the federal securities laws. Among other things, plaintiff alleges that: (i) Nicor and the Nicor Board violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder by issuing a materially incomplete Registration Statement in connection with the proposed merger; and (ii) the Nicor Board violated Section 20(a) of the Exchange Act by virtue of its control over the content and dissemination of the Registration Statement. The Federal Action also claims that: (a) the Nicor Board breached its fiduciary duties to Nicor and its shareholders by (i) approving the sale of Nicor to AGL Resources at an inadequate purchase price (and thus failing to maximize value to Nicor shareholders), (ii) conducting an inadequate sale process by agreeing to preclusive deal protection provisions in the merger agreement and failing to solicit other potential bids or alternative transactions and (iii) failing to disclose material information regarding the proposed merger; and (b) Nicor and AGL Resources aided and abetted the alleged breaches of fiduciary duty. The Federal Action seeks, among other things, damages and declaratory and injunctive relief, including an order enjoining the defendants from consummating the proposed merger.

Nicor and AGL Resources believe the claims asserted in each lawsuit to be without merit and intend to vigorously defend against them.

ADDITIONAL INTERESTS OF AGL RESOURCES’ AND NICOR’S

DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

Leadership of the Combined Company

As of the effective time of the merger, the board of directors of the combined company will be composed of the 12 current AGL Resources directors (or others designated by AGL Resources) and four Nicor designees, subject to approval of AGL Resources, not to be unreasonably withheld or delayed. A transition team comprised of senior executives from both companies is leading the integration. At the first annual meeting of AGL Resources following the closing of the merger, AGL Resources will nominate each of the Nicor designees and use its reasonable efforts to cause each of the Nicor designees to be reelected to the AGL Resources Board.

The 12 current directors of AGL Resources are John W. Somerhalder II, Sandra N. Bane, Thomas D. Bell, Jr., Charles R. Crisp, Arthur E. Johnson, Wyck A. Knox, Jr., Dennis M. Love, Charles H. “Pete” McTier, Dean R. O’Hare, James A. Rubright, Bettina M. Whyte and Henry C. Wolf. As of the date of this joint proxy statement/prospectus, the four Nicor designees have not been identified. At the effective time of the merger, AGL Resources has agreed to take all actions as may be reasonably necessary to cause at least one Nicor designee to serve on each committee of the AGL Resources Board.

John W. Somerhalder II will continue to serve as AGL Resources’ Chairman, President and Chief Executive Officer.

Additional Interests of AGL Resources’ Directors and Executive Officers in the Merger

In considering the recommendations of the AGL Resources Board to approve the issuance of common stock in connection with the merger, the amendment to AGL Resources’ amended and restated articles of incorporation to increase the number of directors that may serve on the AGL Resources Board and to adjourn AGL Resources’ special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares and/or the amendment to AGL Resources’ amended and restated articles of incorporation, you should be aware that certain of AGL Resources’ executive officers and directors have interests in the transaction that are different from, or are in addition to, the interests of AGL Resources’ shareholders generally. The AGL Resources Board was aware of these interests and considered them along with other matters when they determined to recommend the share issuance and amendment to AGL Resources’ amended and restated articles of incorporation.

Directors

As of April 18, 2011, the record date for the special meeting, nonemployee directors of AGL Resources as a group controlled the voting or dispositive power over 113,553 shares of AGL Resources common stock, representing approximately 0.14% of the outstanding shares of common stock. This percentage ownership will decrease to 0.10%, if the merger is completed. See “Additional Interests of AGL Resources’ and Nicor’s Directors and Executive Officers in the Merger—Leadership of the Combined Company” above for information on the board of directors of the combined company.

Executive Officers

The AGL Resources Board has determined that the transactions contemplated by the merger agreement will not constitute a change in control within the meaning of AGL Resources’ employee benefit plans, nor the employment and severance agreements that AGL Resources has with its executive officers. See “Additional Interests of AGL Resources’ and Nicor’s Directors and Executive Officers in the Merger—Leadership of the Combined Company” above for information on those executive officers of AGL Resources that will serve as executive officers of the combined company.

As of April 18, 2011, executive officers of AGL Resources as a group controlled the voting or dispositive power over 291,979 shares of AGL Resources common stock, representing approximately 0.37% of the outstanding shares of common stock. This percentage ownership will decrease to less than 0.25%, if the merger is completed.

Additional Interests of Nicor’s Directors and Executive Officers in the Merger

In considering the recommendations of the Nicor Board that you vote to approve the adoption of the merger agreement and the adjournment proposal, you should be aware that Nicor’s directors and executive officers have financial and other interests in the merger that are in addition to those of Nicor shareholders generally. The Nicor Board was aware of and considered these potential interests, among other matters, in evaluating the merger agreement and the merger.

Directors

Deferred Compensation Plan

Seven directors have deferred compensation under the Nicor Inc. Directors’ Deferred Compensation Plan and the Northern Illinois Gas Company Directors’ Deferred Compensation Plan (sometimes collectively referred to as the Directors’ Deferred Compensation Plans). Pursuant to the terms of the Directors’ Deferred Compensation Plans, all amounts deferred thereunder shall be payable upon a separation from service. Therefore, any director who does not continue on as a director of the combined company as a Nicor designee will have a separation from service and shall be entitled to receive a distribution of his or her accounts under the Directors’ Deferred Compensation Plans as a result of the merger. Such amounts may be paid in a lump sum or deferred for a period of up to five years subsequent to his or her separation from service and may be payable in quarterly installments over a period of up to 10 years. The following sets forth the balance of each director’s accounts under the Directors’ Deferred Compensation Plans as of March 31, 2011, converting amounts held in the stock fund based on the average closing prices of Nicor stock for the twenty days ending on April 1, 2011, according to the terms of the Directors’ Deferred Compensation Plans, assuming the closing of the merger and a separation from service occurred on March 31, 2011.

Director	Account Balance
Raymond A. Jean	$699,524
Dennis J. Keller	$1,858,318
R. Eden Martin	$829,628
Georgia R. Nelson	$30,555
Armando J. Olivera	$393,145
John Rau	$52,265
John C. Staley	$194,601

Capital Accumulation Plan

John H. Birdsall, III deferred a portion of his salary during his employment with Nicor in 1984 and 1985 under the Nicor Capital Accumulation Plan. Assuming the merger closed on March 31, 2011, upon consummation of the merger, Mr. Birdsall would be entitled to a lump sum payment of $1,837,339, which is equal to the amount of his salary deferral plus the interest thereon accumulated at 20% per year, as provided under the terms of the Capital Accumulation Plan.

Directors’ Pension Plan

Robert M. Beavers, Jr. and Dennis J. Keller are participants in the Nicor Directors’ Pension Plan. If they do not continue as Nicor designees to the AGL Resources Board following the merger, then under the terms of the Directors’ Pension Plan, they will be entitled to a payment of $25,000 payable each year for 3 years for Mr. Beavers and 1 year for Mr. Keller.

Executive Officers

Equity Compensation and Performance Cash Unit Awards

Under the Nicor incentive plans and programs, immediately prior to the effective time of the merger, which constitutes a “change in control” under such plans and agreements, Nicor equity awards held by its executive officers that were granted before the execution of the merger agreement will be subject to the following treatment:

Stock Options

Pursuant to the merger agreement, each outstanding option under the Nicor Inc. 1997 Long-Term Incentive Plan, as amended (sometimes referred to as the 1997 LTIP), will be cancelled and in exchange therefor, the executive officers will be entitled to receive a cash payment in an amount equal to (i) the product of (A) the number of shares of Nicor common stock subject to the option and (B) the excess, if any, of (1) the value of the merger consideration, based on the volume-weighted average price of AGL Resources common stock on the business day immediately preceding the closing date of the merger over (2) the exercise price per share subject to the option, (ii) less withholding with respect to any applicable taxes. All outstanding options are fully vested. The following table indicates the cash value each executive officer of Nicor will receive for their options assuming the closing of the merger on March 31, 2011, a value of $39.84 per share of AGL Resources common stock (its closing price on the NYSE on March 30, 2011) and the number of Nicor stock options held by executive officers as of March 31, 2011.

Executive	Number of Nicor Stock Options held on March 31, 2011	Value of Merger Consideration ($)
Russ M. Strobel	18,400	$175,536
Richard L. Hawley	42,600	$748,436
Rocco J. D’Alessandro	13,500	$234,360
Paul C. Gracey, Jr.	28,400	$504,327
Daniel R. Dodge	14,400	$249,984
All other executive officers	30,200	$508,650

Restricted Stock Units

Pursuant to the Nicor Inc. 2006 Long-Term Incentive Plan, as amended (sometimes referred to as the 2006 LTIP), and the terms of the merger agreement, each outstanding Nicor restricted stock unit (including deferred stock units) will immediately vest in full and will be cancelled and the former holders of Nicor restricted stock units will be entitled to receive a cash payment in an amount equal to the value of the merger consideration, based on the volume-weighted average price of AGL Resources common stock on the business day immediately preceding the closing date of the merger multiplied by the number of shares of Nicor common stock subject to such restricted stock unit, less applicable tax withholding. The following sets forth the number of unvested restricted stock units held by executive officers of Nicor as of March 31, 2011 and the cash value of such unvested restricted stock units assuming the merger occurred on March 31, 2011, and assuming a value of $39.84 per share of AGL Resources common stock (its closing price on the NYSE on March 30, 2011).

Executive	Number of Unvested Restricted Stock Units held on March 31, 2011	Value of Merger Consideration ($)
Russ M. Strobel	16,020	$874,532
Richard L. Hawley	24,690	$1,347,827
Rocco J. D’Alessandro	12,330	$673,095
Paul C. Gracey, Jr.	11,620	$634,336
Daniel R. Dodge	2,150	$117,369
All other executive officers	28,121	$1,535,126

Performance Cash Units

Upon the effective time of the merger, each performance cash unit granted under the 2006 LTIP may be paid out in such manner and amounts as determined by the committee (as defined in the 2006 LTIP). Pursuant to the merger agreement, the committee may determine to pay out the performance cash units at target or based on actual performance, assuming that the closing date of the merger were the end of the applicable performance period. At target performance, each performance cash unit entitles the holder to $1.00. Based on the performance cash units held by Nicor executive officers as of March 31, 2011 and applying performance through March 31, 2011, and assuming the committee determines to payout the awards based on performance through the date of the merger, each participant will vest in and receive the following payments, which represent achievement of 162.5% for the performance period 2009-2011, 135% for the 2010-2012 performance period and 115% for the 2011-2013 performance period for the Nicor Inc. performance cash units, and Tropical Shipping performance cash units payable at target.

Executive	Cash Value of Performance Cash Units ($)
Russ M. Strobel	$2,990,050
Richard L. Hawley	$953,368
Rocco J. D’Alessandro	$483,580
Paul C. Gracey, Jr.	$456,900
Daniel R. Dodge	$449,935
All other executive officers	$2,132,732

Nonqualified Deferred Compensation Plans

Nicor maintains the Nicor Stock Deferral Plan, the Nicor Salary Deferral Plan and the Nicor Supplemental Senior Officer Retirement Plan in which certain executive officers are eligible to participate. Under the terms of the plans, upon the completion of the merger, the executive officers’ account balances will be calculated pursuant to the terms of each individual plan and shall be distributed in a lump sum cash payment as soon as practicable after the merger, but in no event later than 15 days after the completion of the merger (regardless of any other elections made under the plans). The following table shows the executive officers’ balances under the plans assuming the merger occurred on March 31, 2011.

Executive	Value of Account Balance ($)
Russ M. Strobel	$8,285,165
Richard L. Hawley	$1,077,204
Rocco J. D’Alessandro	$628,197
Paul C. Gracey, Jr.	$293,245
Daniel R. Dodge	$568,359
All other executive officers	$2,176,166

Change in Control Agreements

Prior to execution of the merger agreement, Nicor entered into amended and restated change in control agreements with each executive officer of Nicor (sometimes collectively referred to as the change in control agreements). The merger constitutes a change in control for purposes of such agreements. The change in control agreements provide that Nicor will continue to employ the executive officers for two years following a change in control (sometimes referred to as the employment period), at a position at least commensurate in all material respects with the most significant position held at any time during the ninety (90) day period prior to the change in control. In addition, the change in control agreements guarantee the following during the employment period:

•	an annual base salary at least equal to twelve (12) times the highest monthly base salary paid or payable, including base salary that has been earned but deferred;

•	an annual incentive award for each performance period that falls within the employment period;

•

participation in all incentive, savings and retirement plans and programs applicable to other senior executives with benefits that are no less favorable than the greater of (i) those provided under such plans during the ninety (90) day period immediately preceding the change in control or (ii) those generally provided to other executives after the change in control;

•	participation in the company’s welfare plans and programs; and

•

eligibility to receive the following: any other employee benefits, expense reimbursement policies, use of office and support staff and participation in any paid time off plans or policies, each as in effect with respect to the executive officer during the ninety (90) day period prior to the change in control.

If the executive officer is terminated during the employment period without cause (as defined in each change in control agreement) or if the executive officer terminates for good reason (as defined in each change in control agreement) (or, in the case of Mr. Strobel, if Mr. Strobel terminates for any reason during the 12-month period beginning 90 days after a change in control), then the following severance is payable:

•	a lump sum cash payment equal to:

•	any accrued and unpaid annual base salary and paid time off through the termination date;

•

a pro rata portion of the executive’s annual incentive at target, or, if greater, the amount of any annual incentive otherwise payable based on the results of the performance as of the termination date;

•	two or three (depending on the executive’s level) times the sum of the executive’s annual base salary and the severance incentive (as defined below);

•

the equivalent of the forfeited balance of the executive’s accounts under the Nicor Savings Investment Plan (sometimes referred to as SIP) and the Nicor Gas Supplementary Savings Plan (sometimes referred to as SSIP);

•	the aggregate maximum matching contributions which Nicor would have made under the SIP and the SSIP during the two or three years following termination (depending on the executive’s level); and

•

the aggregate additional “retirement growth” contributions, if any, which Nicor would have made to the SIP and the SSIP for the two or three years following termination (depending on the executive’s level).

•	Outstanding options will remain exercisable through the last day on which such options would be exercisable absent the executive’s separation from service.

•

On the termination date (i) the executive will become fully vested in any and all stock incentive awards granted under the LTIP; (ii) all performance units shall become vested, and a prorated calculation of the target value of all such units shall be done as of the termination date; and (iii) the executive will become fully vested at the prorated target level in any other cash incentive awards granted for the performance period in which the termination date occurs under the LTIP.

•	All forfeiture conditions applicable to any deferred stock unit, deferred dividends, restricted stock or restricted share units awarded to the executive pursuant to the LTIP will immediately lapse.

•	Two or three years (depending on the executive’s level) of continued welfare benefits (or until such later date as specified under any company welfare plan).

•

If the executive participates in the Nicor Nonqualified Supplemental Executive Retirement Plan (sometimes referred to as SERP), the severance amounts payable and the age and number of years of service obtained as of the end of the severance period will be taken into account for purposes of determining the amount of benefits the executive is entitled to under the SERP.

•	If the executive participates in the Nicor Supplemental Senior Officer Retirement Plan (sometimes referred to as SSORP), on the termination date, (i) the executive will become fully vested in all contributions made by Nicor on the executive’s behalf and (ii) Nicor will immediately make an additional contribution of an amount equal to the product of (A) the annual deferral percentage times (B) the amount of severance payable described above. All executive officers who participate in the SSORP are already fully vested.

•	Two or three years of outplacement services (depending on the executive’s level).

The severance incentive is the greater of (i) the target annual incentive applicable to the executive for the performance period in which the termination date occurs, or (ii) the average of the actual annual incentives paid (or payable, to the extent not previously paid) to the executive under the applicable annual incentive plan for each of the two calendar years preceding the calendar year in which the termination date occurs.

In addition, under the terms of the change in control agreements, Nicor is obligated to pay an additional amount to the executive officers sufficient on an after-tax basis to satisfy any golden parachute excise tax liability imposed by Section 4999 of the Internal Revenue Code of 1986, as amended.

Assuming that the merger was effective March 31, 2011 and that each executive officer’s employment was terminated without cause or terminated by the executive for good reason at such time, the executive officer would be entitled to receive the following cash severance payments and other benefits under his or her respective change in control agreement. The value of the accelerated vesting on the restricted stock units and performance cash units is indicated above and therefore is not included in the following chart. The actual amounts payable will vary depending on the timing of the completion of the merger and any qualifying termination and the applicable amount of salary and bonus earned by the executive officers.

Executive	Severance Payment ($)	Value of Continued Welfare Benefits ($)	Value of Additional Non-Qualified Retirement Benefits ($)	Value of Outplacement Services ($)	Target Value of Annual Incentive Plan ($)(2)	280G Gross-Up Payment ($)(1)	Total ($)
Russ M. Strobel	$4,923,222	$35,418	$627,711	$35,000	$179,753	$4,064,573	$9,865,677
Richard L. Hawley	$2,242,496	$55,481	$285,918	$30,000	$62,343	$1,386,750	$4,062,988
Rocco J. D’Alessandro	$1,634,048	$54,484	$936,555	$30,000	$38,669	$1,392,690	$4,086,446
Paul C. Gracey, Jr.	$1,602,116	$61,170	$204,270	$30,000	$35,162	$978,758	$2,911,476
Daniel R. Dodge	$1,440,021	$56,522	$183,603	$30,000	$36,173	$823,706	$2,570,025
All other executive officers	$5,979,294	$196,935	$608,303	$150,000	$154,791	$3,554,361	$10,643,684

(1)	Amounts calculated assuming a tax rate of 41.45% (35% federal, 5% Illinois and 1.45% Medicare tax) plus 20% tax rate under 280G.
(2)	Based on performance through March 31, 2011. Numbers reflected equal the prorated amount of bonus earned at target.

Director and Officer Indemnification Insurance

Under the terms of the merger agreement, for six years following the effective time of the merger, AGL Resources and the surviving entity will indemnify and hold harmless all former and current directors, officers and employees of Nicor or any subsidiary of Nicor to the same extent such persons are indemnified as of the date of the merger agreement pursuant to applicable law, Nicor’s and its subsidiaries’ organizational documents and indemnification agreements arising out of acts or omissions in their capacity as directors, officers or employees of Nicor or any subsidiary of Nicor occurring at or prior to the effective time of the merger. AGL Resources has also agreed to advance expenses (including reasonable legal fees and expenses) incurred in the defense of any claim or investigation related thereto in accordance with the procedures and limitations in Nicor’s and its subsidiaries’ organizational documents and indemnification agreements. For a full description of the rights of the Nicor directors and officers to indemnification and insurance pursuant to the merger agreement, please see “The Merger Agreement—Director and Officer Indemnification and Insurance”.

THE MERGER AGREEMENT

This section of the joint proxy statement/prospectus describes the material provisions of the merger agreement but does not purport to describe all of the terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and incorporated into this joint proxy statement/prospectus by reference. AGL Resources and Nicor urge you to read the full text of the merger agreement because it is the legal document that governs the merger. It is not intended to provide you with any other factual information about AGL Resources or Nicor. In particular, the assertions embodied in the representations and warranties contained in the merger agreement (and summarized below) were made by and to the parties thereto as of specific dates and are qualified by information in disclosure schedules provided by the parties in connection with the signing of the merger agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. Moreover, certain representations and warranties in the merger agreement were used for the purpose of allocating risk between AGL Resources and Nicor rather than establishing matters as facts and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to shareholders. Information concerning the subject matter of these representation or warranties may have changed since the date of the merger agreement. AGL Resources and Nicor will provide additional disclosure in their public reports to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the merger agreement and will update such disclosure as required by federal securities laws. Other than as disclosed in this joint proxy statement/prospectus and the documents incorporated herein by reference, as of the date of this joint proxy statement/prospectus, neither AGL Resources nor Nicor is aware of any material facts that are required to be disclosed under the federal securities laws that would contradict the representations and warranties in the merger agreement. The representations and warranties in the merger agreement and the description of them in this document should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and filings AGL Resources and Nicor publicly file with the SEC. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings AGL Resources and Nicor make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 168 of this joint proxy statement/prospectus.

The Merger

The merger agreement provides for the merger of Merger Sub with and into Nicor, with Nicor to be the surviving corporation and a wholly owned subsidiary of AGL Resources. Immediately after the effective time of the merger, the surviving corporation will merge with and into Merger LLC, with Merger LLC continuing as the surviving entity and a wholly-owned subsidiary of AGL Resources.

Completion and Effectiveness of the Merger

Unless they agree to an earlier date, AGL Resources and Nicor will complete the merger on the date that is the later of (i) the third business day after all of the conditions to completion of the merger contained in the merger agreement, which are described in the section entitled “The Merger Agreement—Conditions to the Merger” beginning on page 126 of this joint proxy statement/prospectus, are satisfied or waived, including approval of the merger agreement by Nicor shareholders and (ii) the final day of the marketing period or such earlier date as may be specified by AGL Resources on no less than three business days’ notice. The merger will become effective upon the filing of the articles of merger with the Secretary of State of the State of Illinois.

Effects of the Merger; Merger Consideration

Common Stock

Except as described below, subject to the terms and conditions of the merger agreement, at the effective time of the merger, each share of Nicor common stock issued and outstanding immediately prior to the effective time of the merger (other than dissenting shares) will be converted into the right to receive (i) $21.20 in cash and (ii) 0.8382 of a share of AGL Resources common stock (subject to adjustment for certain changes in AGL Resources common stock or Nicor common stock such as reclassifications or stock splits).

However, if the aggregate value of all shares of AGL Resources common stock that would be issued pursuant to the merger (the total stock consideration), calculated based on the price of AGL Resources common stock on the date the merger agreement was executed (which was $37.13), is less than 40% of the sum of the total stock consideration plus the total amount of cash paid to Nicor shareholders, including cash paid in lieu of fractional shares and deemed paid in respect of dissenting shares (the total merger consideration), then the exchange ratio will be increased, and the amount of cash paid per share of Nicor common stock will be correspondingly decreased, until the total stock consideration equals 40% of the total merger consideration. The adjustment will be made as follows: for each 0.0001 increase to the exchange ratio that is made, the amount of cash paid per share of Nicor common stock will be reduced by the product of 0.0001 multiplied by $37.13. For purposes of the adjustment described above, the cash deemed paid in respect of dissenting shares will be $53.00.

The adjustment mechanism referenced in the preceding paragraph is intended to ensure that the transaction satisfies the “continuity of interest” requirement for a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. This requirement generally should be satisfied if the AGL Resources common stock issued in the transaction to Nicor shareholders represents at least 40% of the value of the total consideration received by Nicor shareholders in the transaction, as determined under applicable United States Treasury regulations. For a discussion of the United States federal income tax consequences of the merger, see “The Proposed Merger—Material United States Federal Income Tax Consequences of the Transaction” beginning on page 93 of this joint proxy statement/prospectus.

Should such adjustment to the exchange ratio be made, AGL Resources and Nicor will each disclose the adjustment on a current report on Form 8-K and in a press release. Additionally, AGL Resources will send a written notification of the change in the exchange ratio to each shareholder of Nicor whose shares are converted into the right to receive the merger consideration with the letter of transmittal that will be mailed to each of those shareholders immediately after the effective time of the merger.

The exchange ratio and the merger consideration will be appropriately and equitably adjusted to reflect fully the effect of any reclassification, recapitalization, stock split or combination, split-up, exchange or readjustment of shares with respect to AGL Resources common stock or Nicor common stock or any stock dividend with respect to AGL Resources common stock or Nicor common stock (or securities convertible into or exercisable for shares of AGL Resources common stock or Nicor common stock), in each case, having a record date after the date of the merger agreement and prior to the effective time of the merger.

Treasury Shares; Shares Owned by AGL Resources

Immediately prior to the effective time of the merger, each share of Nicor common stock (i) held as a treasury share by Nicor, (ii) owned of record by any subsidiary of Nicor, or (iii) owned of record by AGL Resources, Merger Sub or any of their respective wholly owned subsidiaries will, in each case, be canceled and cease to exist, and no consideration will be delivered in exchange for those shares.

Treatment of Nicor Stock Options, Restricted Stock, Restricted Stock Units and Stock Plans

Immediately prior to the effective time of the merger, each outstanding option to purchase Nicor common stock will be cancelled and in exchange therefor, former holders of Nicor stock options will be entitled to receive a cash payment in an amount equal to (i) the product of (A) the number of shares of Nicor common stock subject to the option and (B) the excess, if any, of (1) the value of the merger consideration, based on the volume-weighted average price of AGL Resources common stock on the business day immediately preceding the closing date of the merger over (2) the exercise price per share subject to the option, less (ii) withholding with respect to any applicable taxes.

Each share of Nicor restricted stock outstanding immediately prior to the merger will vest in full and all restrictions will lapse and, as of the effective time of the merger, will entitle the holder to receive the merger consideration, less withholding with respect to applicable taxes.

Each restricted stock unit of Nicor outstanding immediately prior to the merger will be cancelled and in exchange therefor, former holders of Nicor restricted stock units will be entitled to receive a cash payment in an amount equal to the value of the merger consideration, based on the volume-weighted average price of AGL Resources common stock on the business day immediately preceding the closing date of the merger multiplied by the number of shares of Nicor common stock subject to such restricted stock unit, less withholding with respect to applicable taxes. Such cash will be payable in accordance with the terms of the restricted stock unit.

After the effective time of the merger, all Nicor equity plans will be terminated and no further options, restricted stock or restricted stock units or other rights with respect to shares of Nicor common stock will be granted pursuant to such equity plans.

Fractional Shares

AGL Resources will not issue any fractional shares of common stock in connection with the merger. Instead, each holder of Nicor common stock who would otherwise be entitled to receive a fraction of a share of AGL Resources common stock (after taking into account all shares of Nicor common stock owned by such holder at the effective time of the merger) will receive cash, without interest, rounded down to the nearest cent, in an amount equal to the fractional share to which such holder would otherwise be entitled multiplied by the average of the closing sale prices of AGL Resources common stock on the NYSE as reported in The Wall Street Journal for each of the 20 consecutive trading days ending with the fifth complete trading day prior to the closing date (not counting the closing date).

Exchange Procedures

Prior to the effective time of the merger, AGL Resources will select an institution reasonably acceptable to Nicor to act as exchange agent, and will establish with the exchange agent an exchange fund to hold the merger consideration to be paid to Nicor shareholders in connection with the merger. The exchange fund will consist of stock certificates representing shares of AGL Resources common stock and cash to be paid as merger consideration and to be paid in lieu of fractional shares of AGL Resources common stock and, if required pursuant to the merger agreement, any dividends or other distributions on AGL Resources common stock with a record date occurring after the completion of the merger.

As promptly as practicable after the effective time of the merger, AGL Resources shall cause the exchange agent to mail to each record holder of Nicor common stock a letter of transmittal and instructions for surrendering the record holder’s stock certificates in exchange for shares of AGL Resources common stock issuable to each such holder and the cash amount to be paid to such holder pursuant to the merger. Upon proper surrender of a Nicor stock certificate, together with a duly executed letter of transmittal in proper form, the holder of such Nicor stock certificate will be entitled to receive (i) the number of whole shares of AGL Resources common stock issuable to such holder pursuant to the merger, (ii) the cash portion of the merger consideration payable to such holder pursuant to the merger and (iii) dividends or other distributions, if any, and cash payable in lieu of fractional shares, to which such holder is entitled under the terms of the merger agreement. The surrendered certificates representing Nicor common stock will be canceled.

Holders of Nicor common stock should not send in their Nicor stock certificates until they receive a letter of transmittal from the exchange agent with instructions for the surrender of Nicor stock certificates.

Distributions with Respect to Unexchanged Shares

Holders of Nicor common stock are entitled to receive dividends or other distributions on AGL Resources common stock with a record date after the effective time of the merger, but only after such holder has surrendered its Nicor common stock certificates. Any dividend or other distribution on AGL Resources common stock will be paid (i) promptly after the time of surrender of the Nicor stock certificate, for dividends or distributions with a record date after the effective time of the merger and (ii) at the appropriate payment date, for dividends or distributions with a record date after the effective time of the merger but prior to such surrender and a payment date subsequent to such surrender.

Lost, Stolen and Destroyed Certificates

If a Nicor stock certificate is lost, stolen or destroyed, the holder of such certificate must deliver an affidavit of that fact prior to receiving any merger consideration and, if required by AGL Resources in its reasonable discretion, may also be required to provide a bond (in such amount as may be reasonably directed by AGL Resources) prior to receiving any merger consideration (including any dividends or distributions to which such holder is entitled).

Dissenting Shares

Shares of record holders of Nicor common stock who are entitled to demand and have properly demanded appraisal rights under the IBCA will not be converted into the right to receive the merger consideration and will instead represent the right to receive payment of the consideration due to such holders, to the extent available, in accordance with Section 5/11.70 of the IBCA. This value could be more than, the same as, or less than the value of the merger consideration. The relevant provisions of the IBCA are included as Annex B to this joint proxy statement/prospectus. You are encouraged to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising the right to seek appraisal, Nicor shareholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. If a holder of shares of Nicor common stock does not vote in favor of approval of the merger agreement and properly demands appraisal rights with respect to such shares, such shares of Nicor common stock will not be converted into the right to receive the merger consideration at the effective time of the merger. However, if such shareholder fails to perfect or otherwise effectively waives, withdraws or loses the right to appraisal under the IBCA, whether before or after the effective time of the merger, then that Nicor shareholder will not be paid the judicially determined fair value of their shares of Nicor common stock in accordance with the IBCA, and the shares of Nicor common stock held by such Nicor shareholder will be exchangeable solely for the merger consideration. See “Information About the Nicor Special Meeting and Vote—Dissenters’ Rights” beginning on page 47 of this joint proxy statement/prospectus.

Representations and Warranties

The merger agreement contains general representations and warranties made by each of AGL Resources, Merger Sub and Merger LLC, on the one hand, and Nicor on the other, regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the merger. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the effective time of the merger. The representations and warranties of each of AGL Resources, Merger Sub and Merger LLC and Nicor have been made solely for the benefit of the other parties. In addition, those representations and warranties may be intended not as statements of actual fact, but rather as a way of allocating risk between the parties, may have been modified by the disclosure schedules attached to the merger agreement, are subject to the materiality standard described in the merger agreement, which may differ from what may be viewed as material by you, and were made only as of the date of the merger agreement and the closing date of the merger or another date as is specified in the merger agreement. Information concerning the subject matter of these representations or warranties may have changed since the date of the merger agreement. AGL Resources and Nicor will provide additional disclosure in their public reports to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the merger agreement and will update such disclosure as required by federal securities laws.

Nicor made a number of representations and warranties to AGL Resources, Merger Sub and Merger LLC in the merger agreement, including representations and warranties relating to the following matters:

•	the organization, qualifications to do business and standing of Nicor and its subsidiaries;

•	the capital structure and the absence of restrictions or encumbrances with respect to the capital stock of Nicor and its subsidiaries;

•	the authority of Nicor to enter into and consummate the transactions contemplated by the merger agreement and the vote of the shareholders of Nicor required to complete the merger;

•

the absence of any conflict or violation of the organizational documents of Nicor and its subsidiaries, any applicable laws or any contract of Nicor or its subsidiaries or the creation of an encumbrance on any of Nicor’s or its subsidiaries’ property or assets as a result of entering into and consummating the transactions contemplated by the merger agreement;

•	the governmental and regulatory approvals required to complete the merger;

•	the authorizations, licenses and permits of Nicor and its subsidiaries;

•	Nicor’s SEC filings and the financial statements contained in those filings;

•	Nicor’s internal controls over financial reporting and disclosure controls and procedures;

•	the absence of undisclosed liabilities;

•	the absence of certain changes or events since December 31, 2009;

•	the accuracy of the information supplied for this joint proxy statement/prospectus and the registration statement of which it is a part;

•	Nicor’s benefit plans, labor and employment matters;

•	Nicor’s contracts and the absence of breaches of material contracts;

•	the absence of material litigation;

•	Nicor’s owned and leased real properties and easements, permits and licenses;

•	environmental matters;

•	Nicor’s intellectual property;

•	Nicor’s taxes and tax returns;

•

actions or inactions of Nicor or other facts and circumstances that would jeopardize the treatment of the merger and the subsequent merger, taken together as a single integrated transaction for U.S. federal income tax purposes, and along with the other transactions effected pursuant to the merger agreement, as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	the receipt of an opinion of J.P. Morgan Securities LLC;

•	Nicor’s insurance policies;

•	entitlements to any broker, finder, financial advisor or similar fee in connection with the transactions contemplated by the merger agreement;

•	compliance with Nicor’s risk management guidelines by Nicor and its non-utility subsidiaries;

•	Nicor’s regulation as a utility; and

•	the absence of an additional representations and warranties.

AGL Resources, Merger Sub and Merger LLC each made a number of representations and warranties to Nicor in the merger agreement, including representations and warranties relating to the following subject matters:

•	their organization, qualifications to do business and standing;

•	the capital structure and the absence of restrictions or encumbrances with respect to the capital stock of AGL Resources and its subsidiaries;

•

the authority of each of AGL Resources, Merger Sub and Merger LLC to enter into and consummate the transactions contemplated by the merger agreement and the vote of the shareholders of AGL Resources required to complete the merger;

•

the absence of any conflict or violation of the organizational documents of AGL Resources, Merger Sub or Merger LLC, any applicable laws or any contract of AGL Resources or any of its subsidiaries or the creation of an encumbrance on any of AGL Resources’ or any of its subsidiaries’ property or assets as a result of entering into and consummating the transactions contemplated by the merger agreement;

•	the governmental and regulatory approvals required to complete the merger;

•	the authorizations, licenses and permits of AGL Resources and its subsidiaries;

•	AGL Resources’ (and certain of its subsidiaries’) SEC filings and the financial statements contained in those filings;

•	AGL Resources’ internal controls over financial reporting and disclosure controls and procedures;

•	the absence of undisclosed liabilities;

•	the accuracy of the information supplied for this joint proxy statement/prospectus and the registration statement of which it is a part;

•	the absence of certain changes or events since December 31, 2009;

•	AGL Resources’ benefit plans;

•	the absence of material litigation;

•	environmental matters;

•	AGL Resources’ taxes and tax returns;

•

actions or inactions of AGL Resources or other facts and circumstances that would jeopardize the treatment of the merger and the subsequent merger, taken together as a single integrated transaction for U.S. federal income tax purposes, and along with the other transactions effected pursuant to the merger agreement, as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	the absence of ownership of Nicor common stock;

•	the sufficiency of funds to consummate the merger;

•	the ownership of Merger Sub and Merger LLC by AGL Resources;

•	the U.S. federal income tax classification of Merger Sub and Merger LLC;

•	the absence of any agreements, arrangements or understandings with any officers, directors or affiliates of Nicor;

•	the receipt of an opinion of Goldman, Sachs & Co.;

•	entitlements to any broker, finder, financial advisor or similar fee in connection with the transactions contemplated by the merger agreement;

•	compliance with AGL Resources’ risk management guidelines by AGL Resources and its non-utility subsidiaries;

•	AGL Resources’ regulation as a utility; and

•	the absence of any additional representations and warranties.

Nicor’s Conduct of Business Before Completion of the Merger

Under the merger agreement, Nicor has agreed, until the effective time of the merger, except as required or contemplated by the merger agreement or as consented to in writing by AGL Resources, or as otherwise required by applicable law or regulations of the NYSE, to and to cause its subsidiaries to:

•	conduct its operations in the ordinary course of business; and

•	use commercially reasonable efforts to preserve substantially intact its business organization.

In addition, Nicor has agreed that, until the effective time of the merger, except as required or contemplated by the merger agreement or as consented to in writing by AGL Resources, or as otherwise required by applicable law or regulations of the NYSE, it will not (and will not permit its subsidiaries to):

•	amend its articles of incorporation or bylaws or equivalent organizational documents;

•

issue securities, subject to certain exceptions including pursuant to Nicor’s stock option plan or dividend reinvestment plan (in each case, not to exceed certain specified amounts), or issue rights of any kind to acquire securities of Nicor (other than a shareholder rights agreement and the issuance of rights to acquire securities of Nicor pursuant to such shareholder rights agreement that is inapplicable to the merger or the other transactions contemplated by the merger agreement);

•

dispose of or encumber any material property or assets or terminate any lease in a manner that would have a material and adverse effect on Nicor or any of its significant subsidiaries, except pursuant to existing contracts;

•

pay dividends, subject to certain exceptions including regular quarterly cash dividends not in excess of $0.465 per share with usual declaration, record and payment dates and consistent with Nicor’s past dividend policy;

•

reclassify, redeem or purchase securities, other than in the case of Nicor subsidiaries, in connection with the cashless exercise of Nicor stock options or tax withholdings on Nicor restricted stock or restricted stock units or the redemption of Nicor preferred stock;

•

merge, consolidate or adopt a plan of complete or partial liquidation or resolutions approving liquidation, dissolution or other reorganization of Nicor or its subsidiaries, except as otherwise permitted by the merger agreement;

•

acquire any interest in any entity or any assets, other than acquisitions of assets in the ordinary course of business and any other acquisitions not to exceed $10 million individually or $25 million in the aggregate;

•

incur any indebtedness or issue any debt securities, or assume or guarantee any obligations (other than obligations of a wholly owned Nicor subsidiary), except refinancings of existing indebtedness at or within six months of its stated maturity or a lower cost of funds, borrowings in the ordinary course of business under Nicor’s existing credit facilities, indebtedness that is prepayable at any time without penalty, not to exceed $75 million in the aggregate, or short term borrowings for working capital not to exceed $1 billion outstanding at any time; provided that such refinancings, borrowings or incurrences of indebtedness will not reasonably be likely to cause Nicor’s long-term credit rating to fall below investment grade;

•

pay or satisfy any claims or liabilities exceeding $10 million in the aggregate (except for liabilities reserved against in Nicor’s most recent financial statements), cancel any material indebtedness or waive any claims or rights of substantial value, in each case other than in the ordinary course of business consistent with past practice;

•	make any loans, advances or capital contributions to, or investments in, any other person (other than any wholly owned Nicor subsidiary) in excess of $20 million in the aggregate;

•

(i) other than in the ordinary course of business, increase the compensation or benefits payable to, or grant any severance or termination pay rights, or enter into any employment, change in control or severance agreement with, any director, officer or employee, or adopt or amend any collective bargaining, bonus, profit sharing, thrift, retirement, deferred compensation, employment, change in control, termination, severance or other plan or agreement for the benefit of any director, officer or employee, or (ii) amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Nicor benefit plan, in the case of (i) and (ii), other than pursuant to the terms of any existing Nicor benefit plan or retention program established in connection with the transactions contemplated by the merger agreement;

•

make or revoke any material tax election, settle or compromise any material tax liability or refund, file any material amended tax return or claim for refund, request any ruling or enter into any closing agreement with respect to taxes, or file any tax return in a manner materially inconsistent with past practices;

•	change accounting methods or make any material change in internal accounting controls except as required by GAAP or by a governmental entity;

•

make or commit to capital expenditures exceeding 110% of the amount budgeted from the date of the merger agreement until December 31, 2011, or in the 12 month period ending December 31, 2012, except for emergency capital expenditures necessary to maintain or restore the provision of utility service to customers;

•

take any action or fail to take any action that would prevent the merger and the subsequent merger, taken together as a single integrated transaction for U.S. federal income tax purposes, and along with the other transactions effected pursuant to the merger agreement, from constituting a “reorganization” under Section 368(a) and related provisions of the Internal Revenue Code;

•

change its rates or charges, standards of service or regulatory accounting from those in effect on the date of the merger agreement, or make any filing to change its rates on file with the ICC, or any other applicable state utility commission, except for any change that is not reasonably expected to cause the return on equity in respect of Nicor’s regulated business to be materially lower than the return on equity which Nicor is authorized to receive in respect of such regulated business, or any change which would not reasonably be expected to lead to any material delay in obtaining or materially increase the risk of not obtaining any required governmental approval to effect the transactions contemplated by the merger agreement;

•

terminate or permit any permits to lapse, other than in accordance with their terms and regular expiration, or fail to timely apply for any renewal, except to the extent such termination, lapse or failure to apply would not reasonably be expected to have a material adverse effect on Nicor;

•

amend or materially modify Nicor’s trading guidelines resulting in such guidelines being materially less restrictive than the trading guidelines in effect on the date of the merger agreement, taking into account any amendment or modification necessary to reflect increases in trading volume in the ordinary course of business, consistent with past practice, and the gas purchase requirements of the

Central Valley storage project, or other than in the ordinary course of business consistent with past practice, terminate Nicor’s trading guidelines unless replaced with new trading guidelines that are at least as restrictive, or take any action that violates the trading guidelines or cause or permit the net company position to be outside the risk parameters set forth in the trading guidelines (other than as a result of movement in market prices) and if at any time the net company position becomes outside the risk parameters of the trading guidelines due to a move in market prices, then Nicor must take action to bring the net company position back inside the parameters as is required by the trading guidelines;

•

enter into any contract that would materially restrain, limit or impede Nicor or any of its subsidiaries from engaging in any line of business or geographic area or take any action (or fail to take any action necessary) that would constitute a material violation of any order or regulation of any governmental entity governing the operations of Nicor and its subsidiaries; or

•	enter into any contract or authorize or commit to do any of the foregoing.

AGL Resources’ Conduct of Business Before Completion of the Merger

Under the merger agreement, AGL Resources has agreed, until the effective time of the merger, except as required or contemplated by the merger agreement or as consented to in writing by Nicor, or as otherwise required by applicable law or regulations of the NYSE, to and to cause its subsidiaries to:

•	conduct its operations in the ordinary course of business; and

•	use commercially reasonable efforts to preserve substantially intact its business organization.

In addition, AGL Resources has agreed that, until the effective time of the merger, except as required or contemplated by the merger agreement or as consented to in writing by Nicor, or as otherwise required by applicable law or regulations of the NYSE, it will not (and will not permit its subsidiaries to):

•

amend its articles of incorporation or bylaws or equivalent organizational documents in a manner that would adversely affect the merger or subsequent merger (except for the amendment to AGL Resources’ amended and restated articles of incorporation to increase the size of the AGL Resources Board as contemplated by the merger agreement);

•

issue securities (other than the issuance of AGL Resources common stock or rights to acquire AGL Resources common stock to employees or directors of AGL Resources or its subsidiaries in the ordinary course of business consistent with past practice and in amounts not to exceed certain specified limits);

•

pay dividends, subject to certain exceptions including regular quarterly cash dividends in an amount consistent with past practice, with usual declaration, record and payment dates and consistent with AGL Resources’ past dividend policy;

•

reclassify, redeem or purchase securities, other than in the case of AGL Resources subsidiaries (other than Merger Sub or Merger LLC) or in connection with the cashless exercise of options to purchase AGL Resources common stock;

•

merge, consolidate or adopt a plan of complete or partial liquidation or resolutions approving liquidation, dissolution or other reorganization of AGL Resources or its subsidiaries or enter into any agreement or understanding that requires AGL Resources or its subsidiaries to terminate the merger or subsequent merger, or that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the merger agreement, in each case, except as otherwise permitted by the merger agreement;

•

acquire any interest in any entity or any assets, other than acquisitions of assets in the ordinary course of business and other acquisitions not to exceed, individually or in the aggregate, 10% of the total assets of AGL Resources and its subsidiaries, taken as a whole, provided that such other acquisitions do not conflict with AGL Resources’ obligations to use its reasonable best efforts to complete the merger and otherwise would not present a material risk of preventing or materially delaying the consummation of the transactions contemplated by the merger agreement;

•

incur any indebtedness or issue any debt securities, or assume or guarantee any obligations (other than obligations of a wholly owned AGL Resources subsidiary), except if taking such action would not reasonably be expected to prevent or delay the availability of the financing or any alternative financing or the consummation of the merger or subsequent merger or cause the long term credit rating of AGL Resources to fall below investment grade;

•	change accounting policies or procedures except as required by GAAP or by a governmental entity;

•	make any material change in internal accounting controls;

•

enter into any contract that would materially restrain, limit or impede AGL Resources or any of its subsidiaries (including the surviving entity) from engaging in any line of business or geographic area or take any action (or fail to take any action necessary) that would constitute a material violation of any order or regulation of any governmental entity governing the operations of AGL Resources and its subsidiaries (including the surviving entity);

•

take any action or fail to take any action that would prevent the merger and the subsequent merger, taken together as a single integrated transaction for U.S. federal income tax purposes, and along with the other transactions effected pursuant to the merger agreement, from constituting a “reorganization” under Section 368(a) and related provisions of the Internal Revenue Code;

•

terminate or permit any permits to lapse, other than in accordance with their terms and regular expiration, or fail to timely apply for any renewal, except to the extent such termination, lapse or failure to apply would not reasonably be expected to have a material adverse effect on AGL Resources;

•

amend or materially modify AGL Resources’ trading guidelines resulting in such guidelines being materially less restrictive than the trading guidelines in effect on the date of the merger agreement, taking into account any amendment or modification necessary to reflect increases in trading volume in the ordinary course of business, consistent with past practice, and the gas purchase requirements of the Golden Triangle storage project, or other than in the ordinary course of business consistent with past practice, terminate AGL Resources’ trading guidelines unless replaced with new trading guidelines that are at least as restrictive, or take any action that violates the trading guidelines or cause or permit the net company position to be outside the risk parameters set forth in the trading guidelines and if at any time the net company position becomes outside the risk parameters of the trading guidelines due to a move in market prices, then AGL Resources must take action to bring the net company position back inside the parameters as is required by the trading guidelines; or

•	enter into any contract or authorize or commit to do any of the foregoing.

Nicor is Prohibited from Soliciting Other Offers; Superior Proposal

Under the terms of the merger agreement, subject to certain exceptions described below, Nicor has agreed that it and its subsidiaries will not, and that it will use its reasonable best efforts to cause its directors, officers, employees or representatives not to, directly or indirectly:

•

initiate, solicit, seek, induce or intentionally encourage or facilitate any inquiries or the making of any proposal or offer that constitutes or would reasonably be expected to lead to an acquisition proposal (as defined below as such term applies to Nicor);

•

enter into, continue or participate in any discussions or negotiations with respect to, or furnish any information or afford access to the properties, books and records of Nicor to any person in connection with, an acquisition proposal; or

•

enter into any letter of intent, memorandum of understanding, agreement in principle, or other agreement constituting, or relating to, any acquisition proposal or requiring it to abandon, terminate or fail to consummate the merger or any other transactions contemplated by the merger agreement.

An acquisition proposal is any offer or proposal concerning:

•	any merger, consolidation or other business combination;

•

a sale, lease or other disposition by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of a person or its subsidiaries representing 20% or more of the consolidated assets of such person and its subsidiaries;

•	an issuance (including by way of merger, consolidation, business combination or share exchange) of equity interests representing 20% or more of the voting power of a person; or

•	any combination of the transactions described above, in each case, other than the merger.

Notwithstanding the foregoing, at any time prior to the Nicor shareholder approval by Nicor shareholders, in response to an unsolicited, bona fide written acquisition proposal which did not result from a breach of Nicor’s non-solicitation obligations and which the Nicor Board determines in good faith (after consultation with its financial advisor and outside legal counsel) to be, or to be reasonably likely to result in, a superior proposal (as defined below), Nicor may (i) provide information with respect to Nicor and its subsidiaries to the person making such acquisition proposal (and its representatives), and (ii) participate in discussions or negotiations with the person making such acquisition proposal (and its representatives) regarding such acquisition proposal; provided that Nicor must enter into a confidentiality agreement with terms restricting the third party that are no less favorable in the aggregate to Nicor than those contained in the confidentiality agreements between Nicor and AGL Resources, and will as promptly as practicable, provide to AGL Resources any material information concerning Nicor or its subsidiaries provided or made available to such other person (or its representatives) which was not previously provided or made available to AGL Resources.

Additionally, Nicor is obligated to provide notice, as promptly as reasonably practicable (and in any event within 24 hours), to AGL Resources of any acquisition proposal or any request for non-public information or any inquiry relating in any way to, or that would reasonably be expected to lead to, any acquisition proposal, the material terms and conditions of any such acquisition proposal, the identity of the person making any such acquisition proposal and a copy of all written materials provided to Nicor in connection with such acquisition proposal. In addition, Nicor is obligated to provide to AGL Resources, as promptly as practicable (and in any event within one business day), all information as is reasonably necessary to keep AGL Resources reasonably informed of all material developments regarding any such acquisition proposal (including changes to the economic or other material terms of such acquisition proposal) and to provide, as promptly as reasonably practicable, to AGL Resources a copy of all material written materials provided by or to Nicor, any of its subsidiaries or any of their representatives making or materially amending, modifying or supplementing such acquisition proposal or, if such acquisition proposal is made orally, a reasonably detailed summary of the terms of such acquisition proposal and any material amendment or supplementation of such proposal.

A superior proposal is a bona fide written acquisition proposal (with all of the references to 20% in the definition of acquisition proposal adjusted to increase the percentages referenced therein to 50%) which the Nicor Board determines in good faith (after consultation with its financial advisors and outside counsel), to be more favorable to Nicor than the merger after taking into account, among other things:

•	the financial considerations and financial aspects of the acquisition proposal and the merger;

•	strategic considerations, including whether such acquisition proposal is more favorable from a long-term strategic standpoint;

•	legal and regulatory considerations of such acquisition proposal and the merger;

•	the identity of the third party making such acquisition proposal;

•	the conditions and likelihood of completion of such acquisition proposal as compared to the merger (taking into account any necessary regulatory approvals);

•

whether such acquisition proposal is likely to impose material obligations on Nicor (or the post-closing entity in which Nicor’s shareholders will hold securities) in connection with obtaining necessary regulatory approvals; and

•	whether such acquisition proposal is subject to a financing condition and the likelihood of such acquisition proposal being financed.

At any time prior to the approval of the merger agreement by Nicor shareholders, in response to a superior proposal, the Nicor Board may terminate the merger agreement and concurrently enter into a definitive agreement with respect to such superior proposal if all of the following conditions are met:

•	such superior proposal had been made and not withdrawn and, taking into account any revised terms offered by AGL Resources, continues to be a superior proposal;

•

Nicor has provided five business days prior written notice of its receipt of a superior proposal to AGL Resources stating (i) the material terms and conditions of the superior proposal (including the consideration offered and the identity of the person making such superior proposal) and providing copies of the relevant proposed transaction agreements (it being understood that any amendment to the financial terms of other material terms of the superior proposal will require a new notice and a new period of (x) 72 hours or (y) if AGL Resources notifies Nicor that it has reasonably and in good faith determined that it would be prudent to seek rating agency review before modifying the terms of the merger agreement, a total of five business days (inclusive of the 72 hour period)) and (ii) that it intends to terminate the merger agreement;

•	if requested by AGL Resources, Nicor has engaged in good faith negotiations with AGL Resources to amend the merger agreement such that the superior proposal no longer constitutes a superior proposal;

•

Nicor has not breached in any material respect the non-solicitation covenant of the merger agreement described in “The Merger Agreement—Nicor Is Prohibited From Soliciting Other Offers; Superior Proposal” on page 117 of this joint proxy statement/prospectus; and

•	Nicor pays the termination fee, which is described in “The Merger Agreement—Termination; Termination Fee; Expenses” on pages 129 through 132 of this joint proxy statement/prospectus.

AGL Resources is Prohibited from Soliciting Other Offers; Superior Proposal

Under the terms of the merger agreement, subject to certain exceptions described below, AGL Resources has agreed that it and its subsidiaries will not, and that it will use its reasonable best efforts to cause its directors, officers, employees or representatives not to, directly or indirectly:

•

initiate, solicit, seek, induce or intentionally encourage or facilitate any inquiries or the making of any proposal or offer that constitutes or would reasonably be expected to lead to an acquisition proposal (as defined below as such term applies to AGL Resources);

•

enter into, continue or participate in any discussions or negotiations with respect to, or furnish any information or afford access to the properties, books and records of AGL Resources to any person in connection with, an acquisition proposal; or

•

enter into any letter of intent, memorandum of understanding, agreement in principle, or other agreement constituting, or relating to, any acquisition proposal or requiring it to abandon, terminate or fail to consummate the merger or any other transactions contemplated by the merger agreement.

An acquisition proposal is any offer or proposal concerning:

•	any merger, consolidation or other business combination;

•

a sale, lease or other disposition by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of a person or its subsidiaries representing 20% or more of the consolidated assets of such person and its subsidiaries;

•	an issuance (including by way of merger, consolidation, business combination or share exchange) of equity interests representing 20% or more of the voting power of a person; or

•	any combination of the transactions described above, in each case, other than the merger.

Notwithstanding the foregoing, at any time prior to the AGL Resources shareholder approval by AGL Resources shareholders, in response to an unsolicited, bona fide written acquisition proposal which did not result from a breach of AGL Resources’ non-solicitation obligations and which the AGL Resources Board determines in good faith (after consultation with its financial advisor and outside legal counsel) to be, or to be reasonably likely to result in, an AGL Resources superior proposal (as defined below), AGL Resources may (i) provide information with respect to AGL Resources and its subsidiaries to the person making such acquisition proposal (and its representatives), and (ii) participate in discussions or negotiations with the person making such acquisition proposal (and its representatives) regarding such acquisition proposal; provided that AGL Resources must enter into a confidentiality agreement with terms restricting the third party that are no less favorable in the aggregate to AGL Resources than those contained in the confidentiality agreements between Nicor and AGL Resources, and will as promptly as practicable, provide to Nicor any material information concerning AGL Resources or its subsidiaries provided or made available to such other person (or its representatives) which was not previously provided or made available to Nicor.

Additionally, AGL Resources is obligated to provide notice, as promptly as reasonably practicable (and in any event within 24 hours), to Nicor of any acquisition proposal or any request for non-public information or any inquiry relating in any way to, or that would reasonably be expected to lead to, any acquisition proposal, the material terms and conditions of any such acquisition proposal, the identity of the person making any such acquisition proposal and a copy of all written materials provided to AGL Resources in connection with such acquisition proposal. In addition, AGL Resources is obligated to provide to Nicor, as promptly as practicable (and in any event within one business day), all information as is reasonably necessary to keep Nicor reasonably informed of all material developments regarding any such acquisition proposal (including changes to the economic or other material terms of such acquisition proposal) and to provide, as promptly as reasonably practicable, to Nicor a copy of all material written materials provided by or to AGL Resources, any of its subsidiaries or any of their representatives making or materially amending, modifying or supplementing such acquisition proposal or, if such acquisition proposal is made orally, a reasonably detailed summary of the terms of such acquisition proposal and any material amendment or supplementation of such proposal.

An AGL Resources superior proposal is a bona fide written acquisition proposal (with all of the references to 20% in the definition of acquisition proposal adjusted to increase the percentages referenced therein to 50%) which the AGL Resources Board determines in good faith (after consultation with its financial advisors and outside counsel), taking into account all legal, financial, regulatory, timing and other aspects of the proposal and the person making the proposal, that:

•	is reasonable likely to be consummated on the terms proposed;

•	to the extent financing is required, such financing is fully committed or reasonably capable of being obtained; and

•	is otherwise on terms that the AGL Resources Board has determined are more favorable to AGL Resources than the merger.

At any time prior to the approval of the merger agreement, in response to an AGL Resources superior proposal, the AGL Resources Board may terminate the merger agreement and concurrently enter into a definitive agreement with respect to such AGL Resources superior proposal if all of the following conditions are met:

•	such AGL Resources superior proposal had been made and not withdrawn and continues to be an AGL Resources superior proposal;

•

either (i) such AGL Resources superior proposal requires AGL Resources to terminate the merger agreement or (ii) after 10 business days prior written notice to Nicor (during which period AGL Resources engaged in good faith negotiations with Nicor and such person to enable the consummation of both transactions contemplated by the merger agreement and such acquisition proposal), (A) Nicor and AGL Resources have not agreed to amend the merger agreement to permit AGL Resources to pursue such AGL Resources superior proposal, and (B) Nicor has not waived those breaches of the merger agreement that would result if AGL Resources entered into a definitive agreement with respect to such AGL Resources superior proposal or consummated an AGL Resources superior proposal, in order to permit AGL Resources to pursue such AGL Resources superior proposal, without adverse consequence to AGL Resources, Merger Sub or Merger LLC (provided that such 10 business day period will only occur once with respect to any person making an acquisition proposal and will run concurrently with other applicable notice periods);

•

AGL Resources has provided five business days prior written notice of its receipt of an AGL Resources superior proposal to Nicor stating (i) the material terms and conditions of the AGL Resources superior proposal (including the consideration offered and the identity of the person making such AGL Resources superior proposal) and providing copies of the relevant proposed transaction agreements (it being understood that any amendment to the financial terms of other material terms of the AGL Resources superior proposal will require a new notice and a new period of 72 hours instead of five business days) and (ii) that it intends to terminate the merger agreement;

•

if requested by Nicor, AGL Resources has engaged in good faith negotiations with Nicor to amend the merger agreement such that the AGL Resources superior proposal no longer constitutes an AGL Resources superior proposal or enables the consummation of both the transactions contemplated by the merger agreement and such acquisition proposal;

•

the AGL Resources Board has determined in good faith (after consultation with its legal counsel) that, in light of such AGL Resources superior proposal and taking into account any revised terms offered by Nicor, the failure to terminate the merger agreement and enter into a definitive agreement with respect to such superior proposal would reasonably be expected to constitute a breach of its fiduciary duties under applicable law;

•

AGL Resources has not breached in any material respect the non-solicitation covenant of the merger agreement described in “The Merger Agreement—AGL Resources Is Prohibited From Soliciting Other Offers; AGL Resources Superior Proposal” on page 119 of this joint proxy statement/prospectus; and

•	AGL Resources pays the termination fee, which is described in “The Merger Agreement—Termination; Termination Fee; Expenses” on page 131 of this joint proxy statement/prospectus.

Obligation of the Nicor Board with Respect to Its Recommendation

In the Nicor non-solicitation covenant of the merger agreement, the Nicor Board has agreed not to (i) withhold, withdraw or qualify, amend or modify in a manner adverse to AGL Resources, or publicly propose to withhold, withdraw or qualify, amend or modify in a manner adverse to AGL Resources, its recommendation of the merger agreement and the merger and (ii) approve, endorse or recommend, or publicly propose to approve, endorse or recommend any acquisition proposal (each of which is sometimes referred to as a change of Nicor board recommendation).

However, the Nicor Board may make a change of Nicor board recommendation other than in connection with a termination of the merger agreement for a superior proposal if all of the following conditions are met:

•	it determines in good faith after consultation with its outside legal counsel that the failure to do so would constitute a breach of its fiduciary duties under applicable law;

•	it provides AGL Resources five business days’ written notice of its intent to do so, specifying the reasons for such a change of Nicor board recommendation; and

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during such five business day period, if requested by AGL Resources, Nicor engages in good faith negotiations with AGL Resources to amend the merger agreement in a manner that obviates the need for such a change of Nicor board recommendation.

Nothing contained in the merger agreement prohibits Nicor from (i) disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A under the Exchange Act or (ii) making any disclosure to its shareholders if the Nicor Board determines in good faith (after consultation with its outside counsel) that the failure to make such disclosure would constitute a breach of its fiduciary duties under applicable law.

Obligation of the AGL Resources Board with Respect to Its Recommendation

Other than in connection with an AGL Resources superior proposal, the AGL Resources Board has agreed not to (i) withhold, withdraw or qualify, amend or modify in a manner adverse to Nicor, or publicly propose to withdraw, qualify, amend or modify, in a manner adverse to Nicor, its recommendation for the issuance of shares of AGL Resources common stock as contemplated by the merger agreement and the amendment to AGL Resources’ amended and restated articles of incorporation to increase the number of directors that may serve on the AGL Resources Board from 15 to 16 directors and (ii) approve, endorse or recommend, or publicly propose to approve, endorse or recommend any acquisition proposal (each of which is sometimes referred to as a change of AGL Resources board recommendation).

Nothing contained in the merger agreement prohibits AGL Resources from (i) disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A under the Exchange Act or (ii) making any disclosure to its shareholders if the AGL Resources Board determines in good faith (after consultation with its outside counsel) that the failure to make such disclosure would constitute a breach of its fiduciary duties under applicable law.

Obligation of Nicor and AGL Resources with Respect to the Joint Proxy Statement/Prospectus

Under the terms of the merger agreement, each of Nicor and AGL Resources has agreed to call, give notice of, convene and hold a meeting of its respective shareholders as promptly as reasonably practicable following the date that the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, is declared effective under the Securities Act. The Nicor Board has agreed to recommend the approval of the merger agreement to its shareholders. The AGL Resources Board has agreed to recommend the approval of the issuance of the AGL Resources common stock constituting the stock consideration and the amendment to AGL Resources’ amended and restated articles of incorporation to increase the size of the AGL Resources Board, each as contemplated by the merger agreement, to its shareholders. AGL Resources and Nicor have also agreed to take all other action necessary or advisable to obtain their respective shareholder approval, absent a change of board recommendation by Nicor or AGL Resources.

Reasonable Best Efforts to Complete the Merger

Under the terms of the merger agreement, each of AGL Resources and Nicor has agreed to cooperate and use its reasonable best efforts to take all appropriate actions and to do and assist the other party in doing all things necessary, proper or advisable to complete the merger and the transactions contemplated by the merger agreement as promptly as practicable, including:

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obtaining any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained, or to avoid any action or proceeding (including those in connection with the HSR Act, the Natural Gas Act, the Public Utility Holding Company Act of 2005 and the Illinois Statutes);

•	causing the satisfaction of all conditions to closing set forth in the merger agreement;

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resolving all lawsuits or other legal, regulatory or other governmental proceedings challenging or affecting the merger agreement or the consummation of the transactions contemplated thereby, in each case until a final, non-appealable order is issued;

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seeking to have lifted or rescinded any injunction or restraining order which may adversely affect the ability of the parties to consummate the transactions contemplated by the merger agreement, in each case until a final, non-appealable order is issued; and

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as promptly as practicable, and in any event within 60 days after the date of the merger agreement, making all necessary applications, filings and any other required submissions, and paying any related fees, with respect to the merger agreement and the merger and subsequent merger required under the HSR Act and the Illinois Statutes and any other applicable law. AGL Resources and Nicor have agreed to waive compliance with the timing requirements set forth in this covenant with respect to such applications, filings, submissions and the payment of related fees, until August 1. 2011.

Under the terms of the merger agreement, Nicor and AGL Resources have agreed to cooperate with each other in determining whether any action or filing is required in connection with the merger and the subsequent merger and in seeking any such actions, consents, approvals or waivers or making any such filings. Nicor and AGL Resources have also agreed to provide to each other all information required for any application or other filing under any applicable law in connection with the transactions contemplated by the merger agreement. No party may consent to any voluntary delay of the closing at the behest of any governmental entity without the consent of the other parties to the merger agreement. AGL Resources shall not, except as consented by Nicor in writing, directly or indirectly acquire any regulated gas distribution utility (x) in the State of Illinois or (y) in any other jurisdiction, if such acquisition would present more than a de minimis risk of materially delaying or materially increasing the risk of any of the parties not obtaining the approval of the ICC with respect to the transactions contemplated by the merger agreement. In addition, each of AGL Resources and Nicor has agreed to consult with the other prior to agreeing with any merger requirements sought by any governmental entity. None of AGL Resources, Nicor or their respective subsidiaries shall be obligated to take any action that is not conditioned on the closing of the merger.

Nicor and AGL Resources have agreed to give any notices to third parties and use commercially reasonable efforts to obtain any third party consents necessary, proper or advisable to consummate the merger, the subsequent merger or the transactions contemplated by the merger agreement, or otherwise required by the merger agreement.

Access to Information

Under the merger agreement, Nicor agrees to, and will cause its subsidiaries and officers, directors, employees and other representatives to, afford AGL Resources and its representatives reasonable access during normal business hours to the officers, employees, properties, offices and other facilities of Nicor and its subsidiaries and the books and records thereof, and furnish promptly such information regarding the business, properties, contracts, assets and liabilities of Nicor and its subsidiaries as AGL Resources and its representatives may reasonably request. Notwithstanding the obligations described above, Nicor is not required to afford such access or furnish information to the extent that it believes that doing so would result in the loss of attorney-client privilege or trade secret protection, violate confidentiality obligations or otherwise breach a contract to which

Nicor or its subsidiaries are a party, result in a competitor receiving sensitive information or contravene any applicable law.

Under the merger agreement, AGL Resources agrees to, and will cause its subsidiaries and officers, directors, employees and representatives to, afford Nicor and its representatives reasonable access during normal business hours to the officers, employees, properties, offices and other facilities of AGL Resources and its subsidiaries and the books and records thereof, and furnish promptly such information regarding the business, properties, contracts, assets and liabilities of AGL Resources and its subsidiaries as Nicor and its representatives may reasonably request. Notwithstanding the obligations described above, AGL Resources is not required to afford such access or furnish information to the extent that it believes that doing so would result in the loss of attorney-client privilege or trade secret protection, violate confidentiality obligations or otherwise breach a contract to which AGL Resources or its subsidiaries are a party, result in a competitor receiving sensitive information or contravene any applicable law.

AGL Resources and Nicor are required to comply, and cause their respective subsidiaries and representatives to comply, with their respective obligations under the confidentiality agreements executed by AGL Resources and Nicor dated as of October 1, 2010 and November 3, 2010.

Director and Officer Indemnification and Insurance

Under the terms of the merger agreement, for six years following the effective time of the merger, AGL Resources and the surviving entity will indemnify and hold harmless all former and current directors, officers and employees of Nicor or any subsidiary of Nicor to the same extent such persons are indemnified as of the date of the merger agreement pursuant to applicable law, Nicor’s and its subsidiaries’ organizational documents and indemnification agreements arising out of acts or omissions in their capacity as directors, officers or employees of Nicor or any subsidiary of Nicor occurring at or prior to the effective time of the merger. AGL Resources has also agreed to advance expenses (including reasonable legal fees and expenses) incurred in the defense of any claim or investigation related thereto in accordance with the procedures and limitations in Nicor’s and its subsidiaries’ organizational documents and indemnification agreements.

Also, for not less than six years following the effective time, AGL Resources will cause the governing documents of the surviving entity to contain provisions with respect to exculpation, indemnification and advancement of expenses that are no less favorable as the exculpation, indemnification and advancement of expenses provisions contained in the organizational documents of Nicor in effect on the date of the merger agreement. AGL Resources will cause the surviving entity to assume, following the effective time, any indemnification agreements in existence as of the date of the merger agreement.

Under the terms of the merger agreement, Nicor is permitted, prior to the effective time of the merger, to obtain and fully pay the premium for a directors and officers insurance policy that provides coverage for a period of six years after the effective time of the merger for events occurring prior to the effective time of the merger that is substantially equivalent to Nicor’s existing policy. If Nicor is unable to purchase such a policy, the surviving entity is obligated to, as of the effective time of the merger, obtain and fully pay the premium for a directors and officers insurance policy on terms substantially equivalent to, and not less favorable in the aggregate than, Nicor’s directors and officers insurance policy in existence immediately prior to the effective time of the merger or, if substantially equivalent insurance coverage is unavailable, the best available coverage. However, the surviving entity will not be required to pay annual premiums in excess of 250% of the last annual premium paid by Nicor for such policies.

Employee Benefits

Under the terms of the merger agreement, AGL Resources has agreed, for one year following the effective time of the merger to either (i) assume and maintain Nicor’s benefit plans (other than Nicor’s equity plans and stock purchase plan) for the benefit of employees of Nicor immediately prior to closing at the benefit levels in effect on the date of the merger agreement, and provide compensation and benefits under the employee benefit plans of Nicor or AGL Resources that have a value sufficient to replace the value of the compensation and benefits provided to Nicor’s employees under its employee benefit plans immediately prior to the effective time of the merger (taking into account equity compensation), or (ii) provide compensation and benefits to each employee that, taken as a whole (including equity based compensation), is not less favorable in the aggregate than the compensation and benefits provided to such employee immediately prior to the effective time of the merger.

In addition, for one year following the effective time of the merger, AGL Resources will assume and continue without amendment, Nicor’s employment, severance, retention and termination plans, policies, programs, agreements and arrangements as in effect at the effective time of the merger without any amendment or modification.

Following the merger, Nicor employees’ pre-merger service with Nicor and its subsidiaries will be treated as service with AGL Resources or one of its subsidiaries for all purposes under the benefit plans of AGL Resources and its subsidiaries unless that recognition of service results in duplication of benefits. AGL Resources has further agreed to waive any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by AGL Resources in which such employees may be eligible to participate (other than limitations or waiting periods that would not have been waived under the comparable benefit plan of Nicor prior to the effective time of the merger). Any co-payments, deductibles and similar expenses incurred by employees of Nicor during the calendar year in which the closing occurs will be taken into account for purposes of satisfying applicable deductible and co-payment limitations under the relevant benefit plans in which the employees participate from and after the effective time of the merger.

Financing

Each of AGL Resources and Merger Sub has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and obtain the financing on the terms and conditions described in the commitment letter with GS Bank. Each of AGL Resources and Merger Sub has agreed to keep Nicor informed on a reasonably current basis in reasonable detail of the status of its efforts to complete the financing. Each of AGL Resources and Merger Sub has also agreed to give Nicor prompt written notice of any material breach by any party to the commitment letter, termination of the commitment letter, or any condition which AGL Resources or Merger Sub have reason to believe will not be satisfied at the effective time of the merger. Nicor will, and will cause its subsidiaries and representatives to, cooperate with AGL Resources to complete the financing and provide all information and assistance that is customarily provided in financings comparable to the proposed financing. Under the terms of the merger agreement, Nicor has no obligation to incur any costs, fees or liabilities with respect to the financing prior to the effective time of the merger. AGL Resources has agreed to reimburse Nicor for all reasonable and documented out-of-pocket costs incurred by Nicor in connection with its cooperation related to the financing and to indemnify and hold harmless Nicor, and Nicor subsidiaries and each of their respective officers, directors, employees, agents, representatives, successors and assigns from and against all damages, fees, costs and expenses suffered or incurred by them arising out of a material misstatement in or failure to state a material fact pertinent to the information provided by Nicor in connection with the arrangement of the financing or the use of any related offering documents.

Post-Merger Management and Operations

Under the merger agreement, AGL Resources has agreed to take all actions as may be reasonably necessary to cause, as of the effective time of the merger, the AGL Resources Board to be comprised of (i) the 12 current directors serving on the AGL Resources Board and (ii) the four Nicor designees, subject to AGL Resources’ approval, not to be unreasonably withheld or delayed. AGL Resources will nominate each Nicor designee at the first annual meeting following the closing, and will use reasonable efforts to cause each Nicor designee to be reelected to AGL Resources’ board. AGL Resources has further agreed to take all actions as may be reasonably necessary to cause, as of the effective time of the merger, at least one Nicor designee to serve on each committee of the AGL Resources Board.

Pursuant to the merger agreement, for a period of at least five years after the effective time, the surviving entity will maintain its operating headquarters in, and AGL Resources will relocate its gas distribution business to, the Chicago, Illinois metropolitan area (unless required to relocate by the ICC). Also for a period of at least five years after the effective time of the merger, the surviving entity will maintain philanthropic contributions and community support in the State of Illinois at levels consistent with those provided by Nicor and its subsidiaries within their service areas. For a period of three years after the effective time of the merger, the surviving entity will be required to maintain the number of full time equivalent employees involved in the operation of its gas distribution business in the State of Illinois at a level comparable to the current level.

Conditions to the Merger

Conditions to Each Party’s Obligations. Each party’s obligation to complete the merger is subject to the satisfaction or waiver of the following conditions:

•	receipt of the Nicor shareholder approval and the AGL Resources shareholder approval;

•	approval for listing on the NYSE of the shares of AGL Resources common stock issuable to Nicor shareholders pursuant to the merger agreement, subject to official notice of issuance;

•	the absence of any order, decree, judgment, injunction or other ruling which prevents or prohibits the consummation of the merger or the subsequent merger;

•	expiration or early termination of the waiting period under the HSR Act;

•	receipt, at or prior to the effective time of the merger, of all required governmental approvals, none of which shall include or impose any material adverse term; and

•	the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part, and there being no pending or threatened stop order relating thereto.

Conditions to AGL Resources’ and Merger Sub’s Obligations. The obligation of AGL Resources and Merger Sub to complete the merger is subject to the satisfaction or waiver of the following additional conditions:

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(i) the representations and warranties of Nicor in the merger agreement must be true and correct as of the date of the merger agreement and as of the effective time of the merger as though made at the effective time of the merger (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date); provided, that such representations and warranties shall be deemed to be true and correct so long as any failure of such representations and warranties to be true and correct has not, individually or in the aggregate, had a material adverse effect on Nicor (without giving effect to any materiality or material adverse effect qualifications); (ii) the representations and warranties of Nicor regarding capitalization and the authority to execute and perform its obligations under the merger agreement must be true and correct in all material respects, in each case, as of the date of the merger agreement and as of the effective time of the merger as though made at the effective time of the merger (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date); and (iii) AGL Resources must have received a certificate signed by Nicor’s chief executive officer or chief financial officer as to the satisfaction of the condition relating to the representations and warranties of Nicor;

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Nicor must have performed or complied with, in all material respects, all agreements, obligations and covenants required to be performed or complied with by it under the merger agreement at or prior to the effective time of the merger;

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since December 6, 2010, there must not have occurred any material adverse effect on Nicor or any event or development which would, individually or in the aggregate, reasonably be expected to result in a material adverse effect on Nicor; and

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AGL Resources must have received an opinion of Dewey & LeBoeuf to the effect that, for United States federal income tax purposes, the merger and the subsequent merger, taken together as a single integrated transaction for U.S. federal income tax purposes, and along with the other transactions effected pursuant to the merger agreement, will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and that each of AGL Resources and Nicor will be “a party to the reorganization” within the meaning of Section 368(b) of the Internal Revenue Code.

Conditions to Nicor’s Obligations. The obligation of Nicor to complete the merger is subject to the satisfaction or waiver of the following further conditions:

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(i) the representations and warranties of AGL Resources, Merger Sub and Merger LLC in the merger agreement must be true and correct as of the date of the merger agreement and as of the effective time of the merger as though made at the effective time of the merger (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date); provided, that such representations and warranties shall be deemed to be true and correct so long as any failure of such representations and warranties to be true and correct has not, individually or in the aggregate, had a material adverse effect on AGL Resources (without giving effect to any materiality or material adverse effect qualifications); (ii) the representations and warranties of AGL Resources regarding capitalization and the authority to execute and perform its obligations under the merger agreement must be true and correct in all material respects, in each case, as of the date of the merger agreement and as of the effective time of the merger as though made at the effective time of the merger (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date); and (iii) Nicor must have received a certificate signed by AGL Resources’ chief executive officer or chief financial officer as to the satisfaction of the conditions relating to the representations and warranties of AGL Resources, Merger Sub and Merger LLC;

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each of AGL Resources, Merger Sub or Merger LLC must have performed or complied with, in all material respects, all agreements, obligations and covenants required to be performed or complied with by them under the merger agreement at or prior to the effective time of the merger;

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since December 6, 2010, there must not have occurred any material adverse effect on AGL Resources or any event or development which would, individually or in the aggregate, reasonably be expected to result in a material adverse effect on AGL Resources; and

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Nicor must have received an opinion of Latham to the effect that, for United States federal income tax purposes, the merger and the subsequent merger, taken together as a single integrated transaction for U.S. federal income tax purposes, and along with the other transactions effected pursuant to the merger agreement, will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and that each of AGL Resources and Nicor will be “a party to the reorganization” within the meaning of Section 368(b) of the Internal Revenue Code.

Each of AGL Resources, Merger Sub, Merger LLC and Nicor may, to the extent permitted by applicable law, waive the conditions to the performance of its respective obligations under the merger agreement and complete the merger even though one or more of these conditions have not been met. Neither AGL Resources nor Nicor can give any assurance that all of the conditions of the merger will be either satisfied or waived or that the merger will occur.

Definition of Material Adverse Effect

Under the terms of the merger agreement, a material adverse effect on either AGL Resources, Nicor or Nicor Gas means any change, event or development that is materially adverse to the business, financial condition or results of operations of (i) AGL Resources and its subsidiaries, taken as a whole, (ii) Nicor and its subsidiaries, taken as a whole, or (iii) Nicor Gas, as the case may be. However, no such change, event or development will be a material adverse effect on AGL Resources, Nicor or Nicor Gas, as the case may be, to the extent it results from:

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general economic or political, regulatory, financial, credit or capital market conditions; provided that any such changes or matters do not have a material and disproportionate adverse impact on AGL Resources and its subsidiaries, Nicor and its subsidiaries or Nicor Gas, as the case may be, relative to other participants in the industries in which such entities operate;

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changes affecting any of the industries in which AGL Resources and its subsidiaries, Nicor and its subsidiaries or Nicor Gas, as the case may be, operate (including, in the case of Nicor and Nicor Gas, the international, national, regional or local wholesale or retail markets for natural gas or containerized shipping); provided that any such changes or matters do not have a material and disproportionate adverse impact on AGL Resources and its subsidiaries, Nicor and its subsidiaries or Nicor Gas, as the case may be, relative to other participants in the industries in which such entities operate;

•	changes attributable to the execution of the merger agreement or the announcement or pendency of the transactions contemplated by the merger agreement, including any litigation resulting therefrom;

•	actions taken pursuant to the merger agreement or at the request of AGL Resources or Nicor, as the case may be;

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acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity; provided that any such changes or matters do not have a material and disproportionate adverse impact on AGL Resources and its subsidiaries, Nicor and its subsidiaries or Nicor Gas, as the case may be, relative to other participants in the industries or the comparable geographic region in which the entities operate;

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changes in the market price for commodities; provided that any such changes or matters do not have a material and disproportionate adverse impact on AGL Resources and its subsidiaries, Nicor and its subsidiaries or Nicor Gas, as the case may be, relative to other participants in the industries or the comparable geographic region in which the entities operate;

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any hurricane, earthquake, flood or other natural disasters or acts of God; provided that any such changes or matters do not have a material and disproportionate adverse impact on AGL Resources and its subsidiaries, Nicor and its subsidiaries or Nicor Gas, as the case may be, relative to other participants in the industries or the comparable geographic region in which the entities operate;

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changes resulting from weather conditions or customer use patterns; provided that any such changes or matters do not have a material and disproportionate adverse impact on AGL Resources and its subsidiaries, Nicor and its subsidiaries or Nicor Gas, as the case may be, relative to other participants in the industries or the comparable geographic region in which the entities operate;

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any adoptions, proposals, interpretations or changes in laws after the date of the merger agreement or any interpretation thereof by any governmental entity; provided that any such changes or matters do not have a material and disproportionate adverse impact on AGL Resources and its subsidiaries, Nicor and its subsidiaries or Nicor Gas, as the case may be, relative to other participants in the industries or the comparable regulatory jurisdiction in which the entities operate;

•	changes in GAAP after the date of the merger agreement or any interpretations thereof by governmental entities;

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failures by AGL Resources, Nicor or Nicor Gas, as the case may be, to meet any estimates of revenues, earnings, projections or other economic performance, whether published, internally prepared or provided to AGL Resources or Nicor, as the case may be; provided that, the facts and circumstances giving rise to such failure or change may not be excluded from the determination of whether there has been a material adverse effect on AGL Resources, Nicor or Nicor Gas, as the case may be, if such facts and circumstances are not otherwise one of the specified exceptions, mentioned directly above; or

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changes in the price or trading volume of the common stock of AGL Resources, Nicor or Nicor Gas, as the case may be, on the NYSE or any other market in which such securities are quoted for purchase and sale or any suspension of trading in securities generally on any securities exchange on which any such securities trade provided that, the facts and circumstances giving rise to such failure or change may not be excluded from the determination of whether there has been a material adverse effect on AGL Resources, Nicor or Nicor Gas, as the case may be, if such facts and circumstances are not otherwise one of the specified exceptions, mentioned directly above.

Definition of Material Adverse Term

Under the terms of the merger agreement, a material adverse term means any term or condition of any final order that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on either Nicor, AGL Resources or Nicor Gas; provided that for purposes of determining whether any such term or condition has a material adverse effect on either AGL Resources or Nicor, AGL Resources and its subsidiaries, taken as a whole, and Nicor and its subsidiaries, taken as a whole, are deemed to be a consolidated group of entities that are qualitatively and quantitatively equivalent to Nicor Gas, determined after giving effect to any such term or condition but before giving effect to the merger and the subsequent merger, and provided, further, that for purposes of determining whether any such term or condition has a material adverse effect on Nicor Gas, the adverse impact of any term or condition imposed on AGL Resources, Nicor or any of their respective subsidiaries (other than Nicor Gas) will be deemed to have been imposed on Nicor Gas.

Termination; Termination Fee; Expenses

Termination

The merger agreement may be terminated in accordance with its terms at any time prior to the effective time of the merger, whether before or after the Nicor shareholder approval or the AGL Resources shareholder approval:

•	by mutual written consent of AGL Resources and Nicor;

•	by AGL Resources or Nicor:

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if the merger is not completed by December 30, 2011 (the initial outside date); provided that (i) if the marketing period has not been completed on or before December 17, 2011, the initial outside date will be extended until February 2, 2012; (ii) if on the initial outside date the condition to closing relating to receipt of all required governmental approvals has not been satisfied, but all other closing conditions have been waived or satisfied (or are otherwise capable of being satisfied at closing), then the initial outside date will be extended to July 2, 2012 (the extended outside date); and (iii) such right to terminate the merger agreement will not be available to a party whose failure to fulfill its obligations under the merger agreement has proximately contributed to the failure of the merger to be consummated;

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if the Nicor shareholder approval is not obtained at the special meeting of Nicor shareholders, or at any adjournment of such meeting; provided that Nicor may not avail itself of such right to terminate the merger agreement if it has breached in any material respect any of its obligations under the merger agreement in any manner that could reasonably have caused the failure to obtain the Nicor shareholder approval;

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if the AGL Resources shareholder approval is not obtained at the special meeting of AGL Resources shareholders, or at any adjournment of such meeting; provided that AGL Resources may not avail itself of such right to terminate the merger agreement if it has breached in any material respect any of its obligations under the merger agreement in any manner that could reasonably have caused the failure to obtain the AGL Resources shareholder approval;

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if any court with competent jurisdiction or governmental entity has issued an order or taken any other action permanently enjoining, restraining or prohibiting the merger and such order or other action is final and non-appealable; provided that the party seeking to avail itself of such right to terminate will have used its reasonable best efforts to resist, resolve or lift such order or action; or

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if the mutual conditions to effect the merger and (i) the conditions to AGL Resources’ obligation to effect the merger (in the case of a termination by Nicor) or (ii) the conditions to Nicor’s obligations to effect the merger (in the case of a termination by AGL Resources) are satisfied (other than those conditions that by their nature are to be satisfied at the closing of the merger, provided that such conditions are reasonably capable of being satisfied) and AGL Resources, Merger Sub or Merger LLC are unable to satisfy their obligation to effect the closing at such time because the financing or any alternative financing is not available, or AGL Resources and/or Merger Sub have not received the proceeds of the financing or any alternative financing and, in each case, AGL Resources and Merger Sub are otherwise in compliance with their obligations under the merger agreement related to obtaining financing or alternative financing; provided, however, that this termination right shall not be available to any party in material breach of its representations, warranties or covenants under the merger agreement, which breach was a proximate cause of the financing failure.

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by AGL Resources, (i) at any time prior to the receipt of the Nicor shareholder approval, if (A) the Nicor Board effects a change of the Nicor board recommendation (whether or not in compliance with Nicor’s non-solicitation obligations under the merger agreement) or (B) Nicor enters into a merger agreement, letter of intent or other similar agreement relating to an acquisition proposal, or (ii) at any time prior to the receipt of the AGL Resources shareholder approval, if the AGL Resources Board accepts an AGL Resources superior proposal in compliance with AGL Resources’ obligations under the merger agreement, and AGL Resources pays the AGL Resources termination fee prior to or concurrently with such termination.

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by Nicor, (i) at any time prior to the receipt of the AGL Resources shareholder approval, if (A) the AGL Resources Board effects a change of the AGL Resources board recommendation (in compliance with AGL Resources’ non-solicitation obligations under the merger agreement), (B) the AGL Resources Board effects a change of AGL Resources board recommendation in breach of its non-solicitation obligations or obligations to not effect a change of AGL Resources board recommendation under the merger agreement or (C) AGL Resources enters into a merger agreement, letter of intent or other similar agreement relating to an acquisition proposal in compliance with AGL Resources’ non-solicitation obligations under the merger agreement, or (ii) at any time prior to the receipt of the Nicor shareholder approval, if the Nicor Board accepts a Nicor superior proposal in compliance with Nicor’s obligations under the merger agreement, and Nicor pays the Nicor termination fee prior to or concurrently with such termination.

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by AGL Resources (provided neither it nor Merger Sub is then in material breach of any of their material representations, warranties or covenants under the merger agreement), at any time prior to the effective time, if (i) there is a breach by Nicor of its representations, warranties or covenants under the merger agreement such that the conditions relating to the accuracy of Nicor’s representations and warranties and Nicor’s performance or compliance with its agreements would not reasonably be capable of being satisfied, (ii) AGL Resources has delivered written notice to Nicor of such breach and (iii) such breach is incapable of being cured or such breach is not cured in all material respects 30 days after delivery of AGL Resources’ notice to Nicor.

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by Nicor (provided it is not then in material breach of any of its material representations, warranties or covenants under the merger agreement, other than a breach due solely to a financing failure), at any time prior to the effective time, if (i) there is a breach by AGL Resources or Merger Sub of its representations, warranties or covenants under the merger agreement such that the conditions relating to the accuracy of AGL Resources’ and Merger Sub’s representations and warranties and AGL Resources’ and Merger Sub’s performance or compliance with its agreements would not reasonably be capable of being satisfied, (ii) Nicor has delivered written notice to AGL Resources of such breach and (iii) such breach is incapable of being cured or such breach is not cured in all material respects 30 days after delivery of Nicor’s notice to AGL Resources.

Termination Fee

Under the terms of the merger agreement, Nicor must pay AGL Resources a termination fee equal to $67 million in the event that:

•

AGL Resources terminates the merger agreement because Nicor effects a change of board recommendation or enters into an agreement relating to an acquisition proposal; provided that if the merger agreement is terminated prior to the 45th day after December 6, 2010 (or, if later, on the 3rd business day following the date on which AGL Resources’ most recent matching period expires with respect to the party making the acquisition proposal) the termination fee will be $36 million (such termination event not having occurred, the termination fee of $36 million was not required to be paid by Nicor);

•

Nicor terminates the merger agreement because the Nicor Board accepts a superior proposal in compliance with its covenants under the merger agreement; provided that if the merger agreement is terminated prior to the 45th day after December 6, 2010 (or, if later, on the 3rd business day following the date on which AGL Resources’ most recent matching period expires with respect to the party making the acquisition proposal) the termination fee will be $36 million (such termination event not having occurred, the termination fee of $36 million was not required to be paid by Nicor);

•

AGL Resources terminates the merger agreement because of a material breach of Nicor’s non-solicitation covenant in the merger agreement and within six months after termination Nicor enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal; or

•

the merger agreement is terminated (i) by either party because the Nicor shareholder approval is not obtained, or (ii) by AGL Resources, if Nicor is in breach of its representations, warranties and covenants under the merger agreement (other than Nicor’s non-solicitation covenant) such that the closing conditions related thereto cannot be satisfied and such breach is not capable of being cured or is not cured 30 days after receipt of notice of breach from AGL Resources and, (A) prior to Nicor’s shareholder meeting or the breach giving rise to AGL Resources’ right to terminate, as the case may be, an acquisition proposal is made to Nicor or its board of directors or is publicly disclosed and not withdrawn, and (B) within twelve months after termination, Nicor enters into a definitive agreement or consummates a transaction with respect to such acquisition proposal.

Under the terms of the merger agreement, AGL Resources must pay Nicor a termination fee equal to $67 million in the event that:

•	AGL Resources terminates the merger agreement because the AGL Resources Board accepts a superior proposal in compliance with its obligations under the merger agreement;

•

Nicor terminates the merger agreement because AGL Resources effects a change of board recommendation (in compliance with AGL Resources’ covenants concerning non-solicitation and related matters) or enters into an agreement relating to an acquisition proposal (in compliance with its non-solicitation covenants);

•

Nicor terminates the merger agreement because of a material breach of AGL Resources’ covenants concerning non-solicitation or changing its board recommendation in the merger agreement and related matters and within six months after termination AGL Resources enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal; or

•

the merger agreement is terminated (i) by either party because the AGL Resources shareholder approval is not obtained, or (ii) by Nicor, if AGL Resources is in breach of its representations, warranties and covenants under the merger agreement (other than AGL Resources’ non-solicitation covenant and covenant not to change its recommendation) such that the closing conditions related thereto cannot be satisfied and such breach is not capable of being cured or is not cured 30 days after receipt of notice of breach from Nicor and, (A) prior to AGL Resources’ shareholder meeting or the breach giving rise to Nicor’s right to terminate, as the case may be, an acquisition proposal is made to AGL Resources or its board of directors or is publicly disclosed and not withdrawn, and (B) within twelve months after termination, AGL Resources enters into a definitive agreement or consummates a transaction with respect to such acquisition proposal.

Further, under the terms of the merger agreement, AGL Resources must pay Nicor a financing failure fee equal to $115 million in the event that the merger agreement is properly terminated by either party because either the financing and any alternative financing are not available, or AGL Resources and/or Merger Sub have not received the proceeds of the financing or any alternative financing.

Expenses

Except as described below, each party will bear its own expenses in connection with the merger, except that AGL Resources and Nicor will share all costs and expenses incurred in connection with the printing, filing and mailing of this joint proxy statement/prospectus. AGL Resources will pay all fees and expenses incurred in connection with filings pursuant to the HSR Act.

In the event that either AGL Resources or Nicor terminates the merger agreement because (i) the Nicor shareholder approval is not obtained at the meeting of Nicor shareholders, then Nicor will reimburse AGL Resources for all documented out-of-pocket fees and expenses incurred by AGL Resources in connection with the merger or the subsequent merger (including all fees and expenses of counsel, financial advisors, accountants, experts and consultants reasonably retained by AGL Resources) or (ii) the AGL Resources shareholder approval is not obtained at the meeting of AGL Resources shareholders, then AGL Resources will reimburse Nicor for all documented out-of-pocket fees and expenses incurred by Nicor in connection with the merger or the subsequent merger (including all fees and expenses of counsel, financial advisors, accountants, experts and consultants reasonably retained by Nicor).

In the event that AGL Resources terminates the merger agreement because of a material breach of Nicor’s non-solicitation covenant in the merger agreement, Nicor will reimburse AGL Resources for all documented out-of-pocket fees and expenses incurred by AGL Resources in connection with the merger or the subsequent merger (including all fees and expenses of counsel, financial advisors, accountants, experts and consultants reasonably retained by AGL Resources).

In the event that Nicor terminates the merger agreement because of a material breach of AGL Resources’ non-solicitation covenant or covenant that it will not effect a change of board recommendation in the merger agreement, AGL Resources will reimburse Nicor for all documented out-of-pocket fees and expenses incurred by Nicor in connection with the merger or the subsequent merger (including all fees and expenses of counsel, financial advisors, accountants, experts and consultants reasonably retained by Nicor).

In the event that either party is required to reimburse expenses and also pay a termination fee, the amount of the termination fee will be reduced by the amount of the expenses so reimbursed.

Miscellaneous

Specific Performance

The parties are entitled to an injunction, specific performance or other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement in the Court of Chancery of the State of Delaware, and such remedy is in addition to any other remedy to which the parties are entitled at law or in equity. The parties further agree that each party shall be entitled to seek specific performance (i) to enforce the terms of, and to prevent or cure breaches of, the parties’ respective covenants with respect to the required regulatory approvals and the financing, (ii) to cause AGL Resources to draw down the full amount of the financing, if all the closing conditions are satisfied and AGL Resources and Merger Sub fail to complete the merger, and (iii) to prevent or cure breaches of the merger agreement and enforce specifically the terms of the merger agreement, including the obligation to effect the closing.

Amendment

The merger agreement may be amended by AGL Resources, Nicor and Merger Sub, by action taken by their respective boards of directors prior to the effective time of the merger; provided, however, that after adoption of the merger agreement by the Nicor shareholders, amendments that by law require further shareholder approval or authorization may be made only with such further approval or authorization of the Nicor shareholders.

POST-MERGER GOVERNANCE AND MANAGEMENT

This section of this joint proxy statement/prospectus describes the material governance and management arrangements that will apply to AGL Resources upon completion of the merger.

Amended and Restated Articles of Incorporation

AGL Resources is proposing to amend its amended and restated articles of incorporation to increase the number of directors that may serve on the AGL Resources Board from 15 to 16 directors, subject to shareholder approval. Before 2010, AGL Resources’ amended and restated articles of incorporation (sometimes referred to as the pre-2010 Charter) provided for three classes of directors, each of whom served three-year terms. Beginning at the 2010 annual meeting, all directors are elected for a one-year term to expire at the next annual meeting of shareholders. Currently, the terms of seven of the twelve directors on the AGL Resources Board will expire at the 2011 annual meeting of shareholders either because they were elected under the pre-2010 Charter or because they were elected at the 2010 annual meeting. The terms of the other five directors on the AGL Resources Board who were elected under the pre-2010 Charter, will expire in 2012. If the proposed amendment to AGL Resources’ amended and restated articles of incorporation to increase the number of directors that may serve on the AGL Resources Board is approved, each newly elected director of AGL Resources will be elected to serve for a one-year term annually at the annual meeting of shareholders.

You should read the complete text of the amendment to AGL Resources’ amended and restated articles of incorporation, substantially in the form to become effective upon completion of the merger, which is attached as Annex C to this joint proxy statement/prospectus, in conjunction with this summary.

Corporate Offices

Upon completion of the merger, AGL Resources will maintain its corporate headquarters in Atlanta, Georgia and locate the headquarters of its newly expanded gas distribution operations in Naperville, Illinois.

Board of Directors of AGL Resources

See “Additional Interests of AGL Resources’ and Nicor’s Directors and Executive Officers in the Merger—Leadership of the Combined Company” on page 102 for information on the combined company’s board of directors and executive officers.

Dividends

During 2010, AGL Resources declared quarterly cash dividends of $0.44 per share of common stock, or $1.76 annually, and Nicor declared quarterly cash dividends of $0.465 per share of common stock, or $1.86 annually. On February 8, 2011, AGL Resources increased its dividend rate to $0.45 per share of common stock quarterly, or $1.80 annually, effective for the dividend payable March 1, 2011. Under the terms of the merger agreement, AGL Resources and Nicor have agreed to coordinate the declaration and payment of dividends in respect of each party’s common stock including the record dates and payment dates relating thereto. It is the intent of AGL Resources and Nicor that no shareholder of either company will receive two dividends, or fail to receive one dividend, for any single calendar quarter (or portion thereof) with respect to its shares of AGL Resources common stock and/or Nicor common stock. AGL Resources and Nicor intend that the first quarterly dividend paid to the holders of AGL Resources common stock (including former holders of Nicor common stock) following the effective time of the merger will be paid in accordance with AGL Resources’ dividend policy, and in no event later than the first record date for the payment of dividends after the closing date of the merger. This would represent an anticipated dividend accretion of approximately 35% for Nicor’s shareholders.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION

The Unaudited Pro Forma Condensed Combined Consolidated Financial Statements (sometimes referred to as pro forma financial statements) have been derived from the historical consolidated financial statements of AGL Resources and Nicor, incorporated by reference in this joint proxy statement/prospectus.

The Unaudited Pro Forma Condensed Combined Consolidated Statement of Income (sometimes referred to as pro forma statement of income) for the year ended December 31, 2010, gives effect to the merger as if it were completed on January 1, 2010. The Unaudited Pro Forma Condensed Combined Statement of Financial Position (sometimes referred to as pro forma balance sheet) as of December 31, 2010, gives effect to the merger as if it were completed on December 31, 2010.

The historical consolidated financial information has been adjusted in the pro forma financial statements to give effect to pro forma events that are: (i) directly attributable to the merger; (ii) factually supportable; and (iii) with respect to the pro forma statement of income, expected to have a continuing impact on the combined results of AGL Resources and Nicor. As such, the impact from merger related expenses is not included in the accompanying pro forma statement of income. However, the impact of these expenses is reflected in the pro forma balance sheet as a decrease to retained earnings.

The pro forma financial statements do not reflect any cost savings (or associated costs to achieve such savings) from operating efficiencies, synergies or other restructuring that could result from the merger. Further, the pro forma financial statements do not reflect the effect of any regulatory actions that may impact the pro forma financial statements when the merger is completed.

The acquisition of Nicor common stock by AGL Resources in the merger will be accounted for in accordance with the acquisition method of accounting and the regulations of the SEC. The purchase price will be computed using (i) Nicor’s outstanding shares at the date of the merger, and the market value of AGL Resources’ common stock issued in connection with the merger based on the closing price of AGL Resources’ common stock at the date of the merger and (ii) the cost of debt to be issued based on Nicor’s outstanding shares at the date of the merger and the commitment to pay cash of $21.20 per Nicor common share.

Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in connection with the pro forma financial statements. Since the pro forma financial statements have been prepared based on preliminary estimates, the final amounts recorded at the date of the merger may differ materially from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed.

The pro forma financial statements have been presented for illustrative purposes only and are not necessarily indicative of results of operations and financial position that would have been achieved had the pro forma events taken place on the dates indicated, or the future consolidated results of operations or financial position of the combined company.

The following pro forma financial statements should be read in conjunction with:

•	The accompanying notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements;

•

The consolidated financial statements of AGL Resources as of and for the year ended December 31, 2010, included in AGL Resources’ Form 10-K and incorporated by reference in this joint proxy statement/prospectus;

•	The consolidated financial statements of Nicor as of and for the year ended December 31, 2010, included in Nicor’s Form 10-K and incorporated by reference in this joint proxy statement/prospectus;

•	Other information contained in, or incorporated by reference in this joint proxy statement/prospectus.

AGL RESOURCES INC. AND NICOR INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED

STATEMENT OF INCOME

For the Year Ended December 31, 2010

	AGL Resources	Nicor(a)	Pro Forma Adjustments		Pro Forma Combined
	(In millions, except per share amounts)
OPERATING REVENUES	$2,373	$2,710	$—		$5,083
OPERATING EXPENSES:
Cost of gas	1,164	1,406	—		2,570
Operation and maintenance	503	692	(10	)(b)	1,185
Depreciation and amortization	160	203	6	(c)	369
Taxes other than income taxes	46	173	—		219

Total operating expenses	1,873	2,474	(4)		4,343

OPERATING INCOME	500	236	4		740
Interest expense	(109)	(37)	46	(d)	(192)
Other (loss) income	(1)	9	—		8

INCOME BEFORE INCOME TAXES	390	208	(42)		556
INCOME TAXES	140	70	(16	)(e)	194

NET INCOME	250	138	(26)		362
Less: net income attributable to the noncontrolling interest	16	—	—		16

NET INCOME ATTRIBUTABLE TO PARENT	$234	$138	$(26)		$346

BASIC EARNINGS PER SHARE OF COMMON STOCK	$3.02	$3.02			$2.98
WEIGHTED-AVERAGE NUMBER OF BASIC SHARES OUTSTANDING	77.4	45.7	(7.0	)(f)	116.1
DILUTED EARNINGS PER SHARE OF COMMON STOCK	$3.00	$3.02			$2.97
WEIGHTED-AVERAGE NUMBER OF DILUTED SHARES OUTSTANDING	77.8	45.7	(7.0	)(f)	116.5

See accompanying Notes to the Pro Forma Condensed Combined Consolidated Financial Statements, which are an integral part of these statements.

AGL RESOURCES INC. AND NICOR INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of and for the Year Ended December 31, 2010

	AGL Resources	Nicor(a)	Pro Forma Adjustments		Pro Forma Combined
	(In millions)
ASSETS
Current Assets:
Cash and cash equivalents	$24	$32	$—		$56
Total receivables	1,162	472	—		1,634
Inventories, net	639	164	—		803
Derivative financial instruments	182	49	—		231
Recoverable regulatory assets	69	35	54	(g)	158
Other current assets	86	202	—		288

	2,162	954	54		3,170

Property, plant and equipment, net	4,405	3,023	13	(h)	7,441
Goodwill	418	27	1,415	(i)	1,860
Recoverable regulatory assets	452	242	—		694
Derivative financial instruments	46	18	—		64
Other	35	233	43	(j)	311

	$7,518	$4,497	$1,525		$13,540

LIABILITIES AND EQUITY
Current Liabilities:
Short-term debt	$733	$425	$—		$1,158
Accounts payable	928	282	—		1,210
Current portion of long-term debt	300	—	—		300
Accrued expenses	141	86	72	(k)	299
Derivative financial instruments	44	83	—		127
Accrued regulatory liabilities	103	41	—		144
Other current liabilities	179	157	—		336

	2,428	1,074	72		3,574

Long-term debt	1,673	498	1,033	(l)	3,204
Accumulated deferred income taxes	768	423	18	(m)	1,209
Accrued regulatory liabilities	508	875	—		1,383
Accrued pension and postretirement expenses	222	230	—		452
Derivative financial instruments	4	19	—		23
Other long-term liabilities and other deferred credits	79	274	—		353

	3,254	2,319	1,051		6,624
Equity:
Common shareholders’ equity	1,813	1,104	402	(n)	3,319
Noncontrolling interest	23	—	—		23

	1,836	1,104	402		3,342

	$7,518	$4,497	$1,525		$13,540

See accompanying Notes to the Pro Forma Condensed Combined Consolidated Financial Statements, which are an integral part of these statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Pro Forma Presentation

The pro forma statement of income for the year ended December 31, 2010, gives effect to the merger as if it were completed on January 1, 2010. The pro forma statement of financial position as of December 31, 2010, gives effect to the merger as if it were completed on December 31, 2010.

The pro forma financial statements have been derived from the historical consolidated financial statements of AGL Resources and Nicor that are incorporated by reference in this joint proxy statement/prospectus. Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the pro forma financial statements. Since the pro forma financial statements have been prepared based upon preliminary estimates, the final amounts recorded at the date of the merger may differ materially from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed.

The merger is reflected in the pro forma financial statements as being accounted for based on the guidance provided by Accounting Standards Codification (ASC) 805 (sometimes referred to as ASC 805), Business Combinations. Under the acquisition method, the total estimated purchase price is calculated as described in Note 2 to the pro forma financial statements. In accordance with ASC 805, the assets acquired, and the liabilities assumed, have been measured at fair value. The fair value measurements utilize estimates based on key assumptions of the merger, including prior acquisition experience, benchmarking of similar acquisitions and historical and current market data. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analyses are performed. The final purchase price allocation will be determined after the merger is completed and the final amounts recorded for the merger may differ materially from the information presented.

Estimated transaction costs have been excluded from the pro forma statement of income as they reflect non-recurring charges directly related to the merger. However, the anticipated transaction costs are reflected in the pro forma balance sheet, as an accrual to accrued expenses and a reduction to retained earnings.

The pro forma financial statements do not reflect any cost savings (or associated costs to achieve such savings) from operating efficiencies, synergies or other restructuring that could result from the merger. Further, the pro forma financial statements do not reflect the effect of any regulatory actions that may impact the pro forma financial statements when the merger is completed.

Nicor’s regulated operations are primarily comprised of the distribution of natural gas. These operations are subject to the rate-setting authority of the Illinois Commerce Commission (sometimes referred to as the Illinois Commission) and are accounted for in accordance with ASC 980, Regulated Operations. The pro forma financial statements have been prepared on a basis assuming that the merger will not have an impact on the determination of utility service rates for Nicor’s regulated operations. However, any change in the rate-setting practices of the Illinois Commission could have a material effect on Nicor’s financial statements. The rate-setting and cost recovery provisions currently in place for Nicor’s regulated operations provide revenues derived from costs including a return on investment of net assets and liabilities included in rate base. Thus, the fair values of Nicor’s tangible and intangible assets and liabilities subject to these rate-setting provisions approximate their carrying values, and the pro forma financial statements do not reflect any adjustments related to these amounts.

For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed, as reflected in the pro forma financial statements, AGL Resources has applied ASC 820, Fair Value Measurements and Disclosures, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Note 2. Preliminary Purchase Price

AGL Resources will acquire all of the outstanding shares of Nicor’s common stock. Nicor shareholders will be entitled to receive for each share of Nicor common stock, $21.20 in cash and 0.8382 of a share of AGL Resources common stock. The purchase price for the merger is estimated as follows:

Nicor shares outstanding at March 31, 2011 (millions)	45.5
Estimated additional shares under Nicor’s equity-based award plans (millions)	0.7

Estimated Nicor shares (millions)	46.2
Exchange ratio	0.8382

Number of shares of AGL Resources to be issued (millions)	38.7
Closing price of AGL Resources common stock on April 25, 2011	$40.23

Cost of equity issued (millions)	$1,558

Estimated Nicor shares (millions)	46.2
Cash payment per share of Nicor common stock	$21.20

Cost of debt issued (millions)	$979

Total purchase price (millions)	$2,537

The preliminary purchase price was computed using (i) Nicor’s estimated shares and the market value of AGL Resources’ common stock anticipated to be issued in connection with the merger based on the closing price of AGL Resources’ common stock on April 25, 2011 and (ii) the cost of debt to be issued based on Nicor’s estimated shares and the commitment to pay cash of $21.20 per Nicor common share.

The preliminary purchase price will fluctuate with the market price of AGL Resources’ common stock until it is reflected on an actual basis when the merger is completed. An increase or decrease of 10% in AGL Resources’ common stock price would increase or decrease the consideration transferred by approximately $156 million, which would be reflected as an increase or decrease to the purchase price of Nicor. The increase or decrease in AGL Resources’ common stock price by as much as 10% is reasonably possible based upon the recent history of AGL Resources’ common stock price.

Note 3. Pro Forma Adjustments

The pro forma adjustments included in the pro forma financial statements are as follows:

Adjustments to Pro Forma Financial Statements

(a) AGL Resources and Nicor historical presentation—Based on the amounts reported in the Consolidated Statements of Income and Statements of Financial Position of AGL Resources and Nicor, certain financial line items included in Nicor’s historical presentation have been reclassified to corresponding line items included in AGL Resources’ historical presentation. These reclassifications have no material impact on the historical operating income, net income, earnings available to parent, total assets, liabilities or shareholder’ equity reported by AGL Resources or Nicor.

Additionally, based on AGL Resources’ review of Nicor’s summary of significant accounting policies disclosed in Nicor’s financial statements and preliminary discussions with Nicor management, the nature and amount of any adjustments to the historical financial statements of Nicor to conform its accounting policies to those of AGL Resources are not expected to be material. Upon completion of the merger, further review of Nicor’s accounting policies and financial statements may result in revisions to Nicor’s policies and classifications to conform to AGL Resources.

The allocation of the preliminary purchase price to the fair values of assets acquired and liabilities assumed includes pro forma adjustments for the fair value Nicor’s assets and liabilities. The final allocation of the purchase price could differ materially from the preliminary allocation used for the Unaudited Pro Forma Condensed Combined Consolidated Statement of Financial Position. The allocation of the preliminary purchase price is as follows (in millions):

Current assets	$1,008
Property, plant and equipment	3,036
Goodwill	1,442
Other noncurrent assets, excluding goodwill	527
Current liabilities	(1,086)
Noncurrent liabilities	(2,390)

Purchase price	$2,537

Adjustments to Pro Forma Condensed Combined Consolidated Statement of Income

(b) Operation and maintenance—Represents a decrease in operation and maintenance expense by removing the non-recurring transaction costs incurred through December 31, 2010.

(c) Provision for depreciation and amortization, net—Represents the net incremental depreciation expense and incremental amortization of identified intangibles resulting from the pro forma fair value adjustment of Nicor’s unregulated property, plant and equipment. The estimate is preliminary, subject to change and could vary materially from the actual adjustment at the time the merger is completed.

(d) Interest expense—Represents an increase in interest expense as the result of AGL Resources borrowing an additional $979 million to fund the cash payment requirement of $21.20 for each outstanding common share of Nicor. AGL Resources’ borrowing rate is tied to the U.S. Bond yield rate which is variable in nature. An increase or decrease of one-eighth percent to the U.S. Bond yield rate would increase or decrease AGL Resources’ interest expense by $1 million.

(e) Income taxes—Adjustment reflects the income tax effect of the pro forma adjustments, which was calculated using an estimated statutory income tax rate of 37.0%.

(f) Shares outstanding—Reflects the elimination of Nicor’s common stock offset by issuance of approximately 38.7 million shares of AGL Resources common stock. This share issuance does not consider that fractional shares will be paid in cash. The pro forma weighted-average number of basic shares outstanding is calculated by adding AGL Resources’ weighted-average number of basic shares of common stock outstanding for the year ended December 31, 2010, to the number of AGL Resources’ shares expected to be issued as a result of the merger. The pro forma weighted-average number of diluted shares outstanding is calculated by adding AGL Resources’ weighted-average number of diluted shares of common stock outstanding for the year ended December 31, 2010, to the number of AGL Resources’ shares expected to be issued as a result of the merger.

Year Ended December 31, 2010
Basic (millions):
AGL Resources weighted-average number of basic shares outstanding	77.4
Equivalent Nicor common shares after exchange	38.7

116.1

Diluted (millions):
AGL Resources weighted-average number of diluted shares outstanding	77.8
Equivalent Nicor common shares after exchange	38.7

116.5

Adjustments to Pro Forma Condensed Combined Consolidated Balance Sheet

(g) Regulatory assets—Represents the estimated fair value adjustment of $54 million, based on prevailing market prices at December 31, 2010, associated with AGL Resources assuming Nicor’s debt.

(h) Property, Plant and Equipment—Reflects an increase to record Nicor’s unregulated property, plant and equipment to the estimated fair value. The estimate is preliminary, subject to change and could vary materially from the actual adjustment at the time the merger is completed.

(i) Goodwill—Reflects the preliminary estimate of the excess of the purchase price paid over the fair value of Nicor’s assets acquired and liabilities assumed. The estimated purchase price of the transaction, based on the closing price of AGL Resources common stock on the NYSE on April 25, 2011, and the excess purchase price over the fair value of the assets acquired and liabilities assumed is calculated as follows (in millions):

Purchase price	$2,537
Less: Fair value of net assets acquired	1,095
Less: Nicor existing goodwill	27

Pro forma goodwill adjustment	$1,415

(j) Other assets—Represents (i) the estimated fair value of $34 million associated with customer relationships, trade names and other intangible assets in the retail, wholesale and shipping segments of Nicor and (ii) the estimated debt issuance costs of $9 million associated with the issuance of $979 million of debt instruments by AGL Resources. The debt issuance costs will be amortized over the life of the debt.

(k) Accrued expenses—Reflects the accrual for estimated non-recurring transaction costs of $78 million to be incurred after December 31, 2010, partially offset by the current portion of income tax expense of $6 million.

(l) Debt—In connection with the merger agreement, AGL Resources will assume all of Nicor’s outstanding debt. The pro forma adjustments represent the issuance of $979 million of debt by AGL Resources and the fair value adjustment of Nicor’s debt based on prevailing market prices at December 31, 2010 of $54 million.

(m) Accumulated deferred income taxes—Represents the estimated deferred tax liability, based on AGL Resources’ estimated post-merger composite statutory tax rate of 37.0% multiplied by the fair value adjustments recorded to the assets acquired and liabilities assumed, excluding goodwill. This estimated tax rate is different from AGL Resources’ effective tax rate for the year ended December 31, 2010, which includes other tax charges or benefits, and does not take into account any historical or possible future tax events that may impact the combined company.

(n) Equity—The pro forma balance sheet reflects the elimination of Nicor’s historical equity balance, recognition of additional 38.7 million AGL Resources common shares issued and adjustment to reduce retained earnings by $52 million (net of tax) for the remaining estimated non-recurring transaction costs. These transaction costs are shown as an adjustment to retained earnings to reflect the impact of accounting guidance applicable to business combinations, which requires that these costs be expensed. Estimated transaction costs have been excluded from the pro forma income statement as they reflect non-recurring charges directly related to the merger.

COMPARISON OF SHAREHOLDERS’ RIGHTS

The rights of Nicor shareholders under the IBCA, the restated articles of incorporation of Nicor, as amended (sometimes referred to as the Nicor articles of incorporation), and the amended and restated by-laws of Nicor, as amended (sometimes referred to as the Nicor bylaws), prior to the completion of the merger are in many instances similar to the rights that they will have as AGL Resources shareholders following the completion of the merger under the Georgia Business Corporation Code (sometimes referred to as the Georgia Code), AGL Resources’ amended and restated articles of incorporation, as in effect prior to the merger and/or after the completion of the merger, as appropriate, and the bylaws of AGL Resources (sometimes referred to as AGL Resources’ bylaws), as in effect prior to the merger and/or after the completion of the merger, as appropriate. Below, AGL Resources and Nicor have summarized the material differences between the current rights of Nicor shareholders and the rights those shareholders will have as AGL Resources shareholders following the merger. The summary in the following chart is not complete, and it does not identify all differences that may, under given situations, be material to shareholders and is subject in all respects by, and qualified by reference to, the Georgia Code, the IBCA, the Nicor articles of incorporation, the Nicor bylaws, AGL Resources’ amended and restated articles of incorporation and AGL Resources’ bylaws.

Copies of the Nicor articles of incorporation and the Nicor bylaws are incorporated by reference into this joint proxy statement/prospectus and will be sent to AGL Resources shareholders and Nicor shareholders upon request. Copies of AGL Resources’ amended and restated articles of incorporation, as currently in effect, and AGL Resources’ bylaws, as currently in effect, are incorporated by reference into this joint proxy statement/prospectus and will be sent to AGL Resources shareholders and Nicor shareholders upon request. See “Where You Can Find More Information” beginning on page 168.

You should read the complete text of the amendment to AGL Resources’ amended and restated articles of incorporation, substantially in the form to become effective upon completion of the merger, which is attached as Annex C to this joint proxy statement/prospectus in conjunction with this summary.

	AGL Resources Shareholder Rights	Nicor Shareholder Rights
Corporate Governance:	Upon completion of the merger, the rights of AGL Resources shareholders and former Nicor shareholders will be governed by the Georgia Code, AGL Resources’ amended and restated articles of incorporation, and AGL Resources’ bylaws.	The rights of Nicor shareholders are governed by the IBCA, the Nicor articles of incorporation, and the Nicor bylaws.

Authorized Capital Stock:	AGL Resources’ authorized capital stock consists of seven hundred, fifty million (750,000,000) shares of common stock, five dollars ($5) par value, ten million (10,000,000) shares of preferred stock with or without par value and ten million (10,000,000) shares of Class A Junior Participating Preferred Stock.	Nicor’s authorized capital stock consists of one hundred sixty million (160,000,000) shares of common stock, two dollars and fifty cents ($2.50) par value, twenty million (20,000,000) shares of preference stock without par value and one million six hundred thousand (1,600,000) shares of preferred stock, fifty dollars ($50) par value.

Number of Directors:	Before the merger: The existing amended and restated articles of incorporation and bylaws of AGL Resources provide that the AGL Resources Board consists of not less than five nor more than fifteen directors, to be fixed by a resolution of the AGL Resources Board. Currently, there are twelve directors.	The Nicor bylaws provide that the Nicor Board consists of not less than (8) nor more than thirteen (13) directors, unless the Nicor Board determines otherwise. The number of directors may be fixed or changed from time to time within this minimum and maximum by the directors without amending the Nicor

	AGL Resources Shareholder Rights	Nicor Shareholder Rights
	After the merger: AGL Resources’ amended and restated articles of incorporation, as further amended, will provide that the AGL Resources Board has authorized sixteen directors, each of whom will serve one-year terms upon their election or reelection at the annual meeting of shareholders.	bylaws. Currently, there are thirteen (13) directors. All directors are elected annually at the annual meeting of the shareholders.

Rights of Preferred Shareholders:	AGL Resources has no preferred stock outstanding.	Nicor has no preferred stock or preference stock outstanding.

Nomination of Directors for Election:

AGL Resources’ bylaws provide that nominations for directors may be made at shareholder meetings by the AGL Resources Board or at the direction of the AGL Resources Board by any nominating committee or person appointed by the AGL Resources Board, or by a shareholder entitled to vote for the election of directors at the meeting who complies with the advance notice procedures in AGL Resources’ bylaws.

The advance notice procedures in AGL Resources’ bylaws require that a shareholder’s notice must be timely and given in writing to AGL Resources’ Corporate Secretary.

Currently, in order to be timely, the notice must be received by the Corporate Secretary at AGL Resources’ principal executive offices at least 120 days prior to the first anniversary of the release of the AGL Resources’ proxy statement for the immediately preceding annual meeting.

To be in proper written form, the notice must include, among other things, the information required in a shareholder’s notice for proposals at an annual meeting. The notice must also contain all information relating to a director nominee that is required to be disclosed in solicitations of proxies in an election contest or is otherwise required by Regulation 14A under the Exchange Act. The notice also must be accompanied by a written consent of the proposed nominee consenting to being named as a nominee and to serving as a director if elected and evidence that the nominee has no interest that would limit his or her duties.

The Nicor bylaws provide that nominations for directors can be made at shareholder meetings by or at the direction of the Nicor Board, including by any committee or persons appointed by the Nicor Board, or by a shareholder of record (and, with respect to any beneficial owner, if different, on whose behalf such nomination is proposed to be made, only if such beneficial owner was the beneficial owner of shares of Nicor) both at the time of giving the notice provided for in the Nicor bylaws and at the time of the meeting, is entitled to vote at the meeting, and complied with the advance notice procedures in the Nicor bylaws.

The advance notice procedures in the Nicor bylaws require that a shareholder’s notice must be given timely in writing and in proper form to the Secretary of the Company.

In order for notice of nominations to be made at an annual meeting to be timely, the notice must be delivered to or mailed and received at the principal executive offices of the Company not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary of the preceding year’s annual meeting. In the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the one hundred twentieth (120th) day prior to such annual meeting and not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was made.

AGL Resources Shareholder Rights	Nicor Shareholder Rights

In order for notice of nominations to be made at a special meeting to be timely the notice must be delivered to, or mailed and received at, the principal executive offices of the Company not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the ninetieth (90th) day prior to such special meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such special meeting was first made.

To be in proper form, the notice must include, among other things, the name and address of the shareholder providing the notice and of the other “nominating persons” (as defined below), and any “disclosable interests” (as defined by the Nicor bylaws) of the shareholder providing the notice and/or each other nominating person. The notice must also contain information relating to the person whom the shareholder proposes to nominate for election as a director, including all information relating to such proposed nominee that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 under the Exchange Act and the rules and regulations thereunder, and a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among the shareholder providing the notice and/or any other nominating person, on the one hand, and each proposed nominee and his or her respective affiliates and associates, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such shareholder or beneficial owner, as applicable were the “registrant” for purposes of such rule and the proposed nominee were a director or executive officer of such registrant.

“Nominating person” means the shareholder providing the notice of the nomination proposed to be made at the meeting, the beneficial owner or beneficial owners, if

	AGL Resources Shareholder Rights	Nicor Shareholder Rights
different, on whose behalf the nomination proposed to be made at the meeting is made and any affiliate or associate of such shareholder or beneficial owner (as such terms are defined in Rule 12b-2 under the Exchange Act).

Election of Directors:	AGL Resources’ bylaws currently provide that directors are elected by a plurality of the votes cast at an annual meeting at which a quorum is present, and cumulative voting is not permitted.	The Nicor bylaws provide that directors are elected by a majority of the votes cast at a meeting at which a quorum is present. As a result, shares represented at a meeting and entitled to vote for directors, but which withhold votes for directors, will in effect be counted against the nominees. Cumulative voting is permitted.

Vacancies on the Board of Directors:

AGL Resources’ bylaws provides that vacancies on the AGL Resources Board, including vacancies created by an increase in the number of directors, may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum.

Directors chosen to fill a vacancy hold office for the unexpired term for which the vacancy occurred and directors chosen to fill a new directorship hold office until the election of his or her successor at the next annual meeting.

The Nicor articles of incorporation and Nicor bylaws provide that any vacancy arising between meetings of shareholders by reason of an increase in the number of directors or otherwise may be filled by a majority vote of the Nicor Board then in office, but at no time may the number of directors selected to fill vacancies exceed one third (1/3) of the total membership of the Nicor Board.

Directors chosen to fill a vacancy serve until the next annual meeting or until his or her successor has been elected and qualified.

Removal of Directors:	AGL Resources’ bylaws provide that subject to the requirements of the Georgia Code, any one or more directors may be removed from office, only with cause, at any meeting of shareholders with respect to which notice of such purpose has been given, by the affirmative vote of the holders of a majority of the outstanding shares.	Under the IBCA, any one or more directors may be removed with or without cause by a majority of the shares entitled to vote, except that if less than the entire board is to be removed, no director may be removed, with or without cause, if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board of directors.

Calling of Meetings of Directors:

AGL Resources’ bylaws provide that the annual meeting of the AGL Resources Board will be held immediately after the annual meeting of shareholders.

Regular meetings of the AGL Resources Board may be held between annual meetings without notice at such times and places as the AGL Resources Board may determine.

Special meetings of the AGL Resources Board may be called at any time by a majority of the AGL Resources Board, the Chairman of the Board of Directors, the President or the

The Nicor bylaws provide that regular meetings of the Nicor Board shall be held at such time and place as shall from time to time be determined by the Nicor Board.

Special meetings of the Nicor Board may be called at any time by the Chairman of the Board of Directors, the President or by any two (2) directors by giving each director one (1) day notice if notice is delivered personally, by telephone, by electronic mail or by facsimile transmission stating the time and place at which such meeting will be held, or by depositing such notice in the mails

	AGL Resources Shareholder Rights	Nicor Shareholder Rights
	executive committee of the AGL Resources Board by giving each director two (2) days notice, orally or in writing, of the date, time and place of the meeting.	properly addressed, at least two (2) days before the day of such meeting.

Indemnification of Directors and Officers:

The Georgia Code provides that, subject to certain limitations in the case of suits by the corporation and derivative suits brought by a corporation’s shareholders in the right of the corporation and specified procedural requirements, a corporation may indemnify any person who is a party to a proceeding by reason of being or having been a director or officer against liability incurred in the proceeding if the person:

•    conducted himself or herself in good faith and the person reasonably believed, in the case of conduct in his or her official capacity, that the conduct was in the best interests of the corporation, and in all other cases, that the conduct was at least not opposed to the best interests of the corporation; and

•    in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Any director or officer who has been wholly successful, on the merits or otherwise, in defending any proceeding to which he or she was a party because he or she was a director or officer must be indemnified against reasonable expenses incurred by the director or officer, in connection with the proceeding. The Georgia Code also provides that a corporation’s articles of incorporation, a bylaw, or an agreement may provide a director or officer with additional indemnification rights without regard to the limitations described above. In the case of a director, any bylaw, or agreement providing such further indemnification must be approved by the shareholders. Nevertheless, the corporation is not permitted to indemnify a director or officer for any liability to the corporation for:

•    appropriation, in violation of his or her duties, of any business opportunity of the corporation;

The IBCA provides that, subject to certain limitations in the case of suits by the corporation and derivative suits brought by a corporation’s shareholders in the right of the corporation, a corporation may indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director or officer of the corporation against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if the person:

•    acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to the best interests of the corporation; and

•    with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Any such indemnification (unless ordered by a court) shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the present or former director or officer is proper in the circumstances because he or she has met the applicable standard of conduct. Such determination shall be made with respect to a person who is a director or officer at the time of the determination: (1) by the majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of the directors who are not parties to such action, suit, or proceeding, even though less than a quorum, designated by a majority vote of the directors, (3) if there are no such directors, or if the directors so direct, by independent legal counsel in a written opinion, or (4) by the shareholders.

	AGL Resources Shareholder Rights	Nicor Shareholder Rights

•    acts or omissions which involve intentional misconduct or a knowing violation of law;

•    participation in certain unlawful distributions to shareholders; or

•    any transaction from which he or she received an improper personal benefit.

AGL Resources’ amended and restated articles of incorporation provide for indemnification of its directors to the fullest extent permitted under the Georgia Code. Except with respect to proceedings to enforce rights to indemnification by a director, AGL Resources will indemnify any such director in connection with a proceeding initiated by the director only if the proceeding was authorized by the AGL Resources Board. AGL Resources will pay for or reimburse the actual and reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if the director furnishes in writing an affirmation concerning certain information about the director’s conduct and an undertaking to repay the advances if it is determined that the director was not entitled to indemnification.

To the extent that a present or former director or officer of a corporation has been successful, on the merits or otherwise, in the defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses actually and reasonably incurred by such person in connection therewith, if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation.

The IBCA also provides that the indemnification and advancement of expenses provided by or granted under the IBCA shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

The Nicor articles of incorporation provides for indemnification of its directors or officers to the fullest extent permitted under the laws of the State of Illinois and any other applicable laws against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. Nicor will pay expenses incurred by such a director or officer in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding, to the fullest extent permitted under the laws of the State of Illinois and any other applicable laws.

Call of Special Meetings of Shareholders:	AGL Resources’ bylaws provide that a special meeting may be called by (i) the AGL Resources Board or the executive committee of the AGL Resources Board, (ii) the Chairman of the Board of Directors, (iii) the President or (iv) by the Corporate Secretary upon the demand, in accordance with AGL Resources’ bylaws, of the holders of 100% of the votes entitled to be cast on any issue proposed to be considered at the special meeting.	The Nicor bylaws provide that a special meeting of the shareholders may be called by (i) the Chairman of the Board of Directors, (ii) the President, (iii) the Nicor Board, (iv) a majority of the directors individually, and (v) in accordance with the Nicor bylaws, the holders of not less than one-fifth (1/5) of all the outstanding shares entitled to vote on the matter for which the meeting is called.

	AGL Resources Shareholder Rights	Nicor Shareholder Rights
Shareholders Proposals:

AGL Resources’ bylaws provide that in order for a shareholder to bring business before the annual meeting or a special meeting, the shareholder must give timely notice in writing to AGL Resources’ Corporate Secretary.

To be timely, a shareholder’s notice for proposals at an annual meeting must be received by the Corporate Secretary at the principal executive offices at least 120 calendar days prior to the first anniversary of the release of the AGL Resources’ proxy statement for the immediately preceding annual meeting.

To be timely, a shareholder’s notice for proposals at a special meeting must be received by the Corporate Secretary at the principal executive offices at least 120 calendar days prior to the date of the special meetings.

To be in proper written form, the notice must include, among other things, a brief description of business desired to be brought before the meeting and the reasons for conducting such business, the name and address of the shareholder making the proposal, the class and number of shares beneficially owned by such shareholder, the dates when the shareholder acquired his or her shares, documentary support for any claim of beneficial ownership, any material interest of such shareholder in the business being proposed and a statement in support of the matter. The shareholder must also comply with all applicable requirements of the Securities Exchange Act of 1934.

The Nicor bylaws provide that in order for a shareholder to bring business before the annual meeting, the shareholder must give timely notice in writing to the Secretary of Nicor.

Generally, to be timely, a shareholder’s notice for proposals at an annual meeting must be delivered to or mailed and received at Nicor’s principal executive offices not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary of the preceding year’s annual meeting. In the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the one hundred twentieth (120th) day prior to such annual meeting and not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was made.

The only business that shall be conducted at a special meeting are the matters specified in the notice of the special meeting. Except in accordance with a special meeting properly called by shareholders, shareholders are not permitted to propose business to be brought before a special meeting.

To be in proper written form, the notice must include, among other things, a reasonably brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting, the name and address of the shareholder providing the notice and each other “proposing person” (as defined below), the class or series and number of shares that are owned or beneficially owned by the shareholder providing the notice and/or any other proposing person, any “disclosable interests” (as defined by the Nicor bylaws) and any material interest in such business of the shareholder providing the notice and/or any proposing person. The notice must also provide a reasonably detailed description of all agreements, arrangements or understandings among the shareholder

AGL Resources Shareholder Rights	Nicor Shareholder Rights

providing the notice and any other person or entity in connection with the proposal of such business.

“Proposing person” means the shareholder providing the notice of business proposed to be brought before an annual meeting, the beneficial owner or beneficial owners, if different, on whose behalf the business proposed to be brought before the annual meeting is made, and any affiliate or associate (as such terms are defined in Rule 12b-2 under the Exchange Act) of such shareholder or beneficial owner.

For a special meeting called by shareholders, the shareholder or shareholders seeking to call the meeting shall first be required to request in writing that the Nicor Board fix a record date for the purpose of determining the shareholders entitled to call such special meeting, which request shall be in proper form and delivered to, or mailed and received by, the Secretary of Nicor at Nicor’s principal executive offices; provided, that the shareholder or shareholders seeking to call such special meeting shall hold of record (and, with respect to any beneficial owner, if different, on whose behalf such special meeting is called, such beneficial owner shall be the beneficial owner of) not less than one-fifth of all the outstanding shares entitled to vote on the matter for which the special meeting is sought to be held both at the time of the request for a record date and as of the record date fixed by the board of director for the purpose of determining the shareholders entitled to call such special meeting. Within fifteen (15) days after receipt of a request in proper form and otherwise in compliance with the Nicor bylaws from any such shareholder or shareholders, the Nicor Board shall adopt a resolution fixing a date as the record date for the purpose of determining the shareholders entitled to call such special meeting, which date shall not precede the date upon which the resolution fixing the record date is adopted by the Nicor Board, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Nicor Board. If no resolution fixing a record date has been adopted by the

AGL Resources Shareholder Rights	Nicor Shareholder Rights

Nicor Board within such fifteen (15) day period after the date on which such a request is received, the record date in respect thereof shall be deemed to be the twenty-fifth (25th) day after the date on which such a request is received.

For a request for the Nicor Board to fix a record date related to a special meeting by a shareholder or shareholders to be in proper form, it must set forth: (i) as to the shareholder or shareholders making the request and each other “requesting person” (as defined below), (A) the name and address of the shareholder or shareholders making the request, as they appear on Nicor’s books, and each other requesting person and (B) the class or series and number of shares of Nicor that are, directly or indirectly, owned of record or beneficially owned (as defined in Rule 13d-3 under the Exchange Act) by the shareholder or shareholders making the request and/or any other requesting persons, except that such shareholder or shareholders and/or such other requesting persons shall be deemed to beneficially own any shares of any class or series of Nicor as to which such shareholder or shareholders and/or such other requesting persons has a right to acquire beneficial ownership at any time in the future; (ii) as to the shareholder or shareholders making such request and each other requesting person, any “disclosable interests” of the shareholder or shareholders making the request (or, if different, the beneficial owner or beneficial owners on whose behalf such request is made given) and/or each other requesting person; and (iii) as to the purpose or purposes of the special meeting proposed to be specified in the notice of the meeting, (A) a reasonably brief description of the purpose or purposes of the special meeting and the business proposed to be conducted at the special meeting, the reasons for conducting such business at the special meeting and any material interest in such business of the shareholder or shareholders providing the notice and/or any other requesting person, and (B) a reasonably detailed description of all agreements, arrangements and understandings between or among the shareholder or shareholders

	AGL Resources Shareholder Rights	Nicor Shareholder Rights

providing the notice, any other requesting person, and/or any other persons or entities (including their names) in connection with the request for the special meeting or the business proposed to be conducted at the special meeting.

“Requesting person” means (i) the shareholder or shareholders making the request for the special meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the request for the special meeting is made and (iii) any affiliate or associate of such shareholder or beneficial owner (as such terms are defined in Rule 12b-2 under the Exchange Act).

Appointment and Removal of Officers:

AGL Resources’ bylaws provide that the officers are chosen by the AGL Resources Board.

The officers exercise the powers and perform the duties as is specified in AGL Resources’ bylaws or as is determined by the AGL Resources Board. Officers hold office until the corresponding meeting of the AGL Resources Board in the next year and until each such successor officer has been appointed and qualified. AGL Resources’ bylaws further provide that any officer may be removed, with or without cause, at any time by the AGL Resources Board, the executive committee of the AGL Resources Board (except in the case of an officer appointed by the AGL Resources Board) or an officer upon whom the power of appointment has been conferred.

The Nicor bylaws provide that the officers are elected by the Nicor Board.

The officers exercise powers and perform duties as specified in the Nicor bylaws or as determined by the Nicor Board, the executive committee of the Nicor Board, or, in some cases, the president or officer to whom he or she reports. Officers shall hold their respective offices until the first meeting of the Nicor Board after the next succeeding annual election of directors or until their successors shall have been elected, but any officer may be removed from office by the Nicor Board whenever in its judgment the best interests of the company will be served thereby.

Anti-Takeover Provisions and Interested Shareholders:

The Georgia Code generally prohibits a corporation that has adopted a bylaw electing to be covered thereby, which AGL Resources has enacted, from engaging in any “business combination” with an “interested shareholder” for a period of five years from the date such person becomes an interested shareholder, unless the interested shareholder:

•    prior to becoming an interested shareholder, obtained the approval of the AGL Resources Board for either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

The IBCA contains provisions restricting certain business combinations with interested shareholders that the Company has elected, through the Nicor articles of incorporation to not be governed by.

The Nicor articles of incorporation provides that certain business transactions, including any merger, consolidation or share exchange involving a shareholder who owns at least 5% of the combined voting power of the outstanding shares, or is an associate or affiliate of the company (as defined by Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934)

AGL Resources Shareholder Rights	Nicor Shareholder Rights

•    becomes the beneficial owner of at least 90% of AGL Resources’ outstanding voting stock in the same transaction in which the shareholder became an interested shareholder, excluding for purposes of determining the number of shares outstanding those shares owned by officers, directors, subsidiaries and certain employee stock plans; or

•    subsequent to the acquisition of 10% or more of AGL Resources’ outstanding voting stock, acquires additional shares resulting in ownership of at least 90% of the outstanding voting stock and obtains approval of the business combination by the holders of a majority of AGL Resources’ shares, other than those shares held by an interested shareholder, officers, directors, subsidiaries and certain employee stock plans.

The term “business combination” refers to a merger, consolidation or other specified corporate transaction. The term “interested shareholder” refers to a 10% shareholder or an affiliate which was a 10% shareholder at any time within the preceding two years.

AGL Resources’ “business combinations” bylaw may be repealed only by an affirmative vote of two-thirds of the continuing directors and a majority of the votes entitled to be cast by the shareholders, other than interested shareholders, and shall not be effective until 18 months after that shareholder vote. The Georgia Code provides that a Georgia corporation that has repealed such a bylaw may not thereafter re-adopt that bylaw.

and, at any time in the previous two-year period was the beneficial owner of 5% or more of the combined voting power of the outstanding shares, require an affirmative vote of the holders of at least 80% of the combined voting power of the outstanding shares, unless the business transaction was approved by the affirmative vote of two-thirds (2/3) of the directors who were directors prior to the time the shareholder acquired at least 5% of the combined voting power of the outstanding shares, if those directors constitute a majority of the Nicor Board and the consideration to be received by Nicor’s shareholders in such transaction is equal to the higher of (i) the highest price paid by the interested shareholder for a share of Nicor stock during the past two (2) years or (ii) the book value of a share of Nicor stock as reflected in Nicor’s most recently published financial statements.

Any amendment to the Nicor articles of incorporation to amend or repeal, or adopt any provisions inconsistent with, the requirements for approving extraordinary business transactions, including those with shareholders owning 5% or more of Nicor’s voting stock, or affiliates or associates owning or having owned within the prior two-year period, requires the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of all classes and series of the company entitled to vote generally in the election of directors, voting together as a single class, unless such amendment or repeal is unanimously recommended to the shareholders by the Nicor Board at a time when no other entity owns or to the knowledge of any director proposes to acquire 5% or more of the company’s voting shares, or if all of such directors were directors when any shareholder acquired 5% or more of the company’s voting shares.

The IBCA provides that in discharging the duties of their position, a director may in considering the best long-term and short-term interests of the corporation, consider the effects of any action upon employees, suppliers and customers of the corporation or its subsidiaries, communities in which offices

	AGL Resources Shareholder Rights	Nicor Shareholder Rights
or other establishments of the corporation or its subsidiaries are located, and all other pertinent factors.

Business Combinations with Related Shareholders:

AGL Resources’ amended and restated articles of incorporation prohibit the corporation from participating in a business combination with a “related person” unless the affirmative vote or consent of the holders of at least seventy-five percent (75%) of the outstanding shares approve such business combination. This voting requirement will not apply and only such affirmative vote as is required by law and by any other provision of AGL Resources’ amended and restated articles of incorporation will apply if:

•    certain valuation, consideration and pricing issues are satisfied as specified in AGL Resources’ amended and restated articles of incorporation; or

•    if both of the following conditions have been satisfied: (i) the business combination has been approved by two-thirds of the continuing directors and (ii) at the time of such approval, the continuing directors comprised at least a majority of the AGL Resources Board.

The Nicor articles of incorporation and Nicor bylaws have no similar prohibition restricting a business combination with a “related person.”

The “business combinations with related persons” provisions in AGL Resources’ amended and restated articles of incorporation may be altered, amended or repealed only by an affirmative vote of at least seventy-five percent (75%) of all the shares entitled to be cast by the shareholders; provided, however, that if such proposed alteration, amendment or repeal is approved by two-thirds of the continuing directors and, at the time of such approval, the continuing directors comprise at least a majority of the AGL Resources Board, then such proposed alteration, amendment or repeal shall require for approval only such affirmative vote as is required by law and by any other provision of AGL Resources’ amended and restated articles of incorporation.

The term “related person” refers to any person who is the beneficial owner at a specified time of at least that number of shares of stock of AGL Resources equal to twenty percent

	AGL Resources Shareholder Rights	Nicor Shareholder Rights
(20%) of all of the outstanding shares, but does not include any one or a group of more than one continuing director. The term “related person” includes the affiliates and associates of such related person.

The term “continuing directors” refers to any member of the AGL Resources Board who is not a related person or an affiliate or associate of a related person or of any such affiliate or associate, or a representative of a related person or of any such affiliate or associate, and was a director prior to the time a related person became such, and any successor to such continuing director who is not an affiliate or associate of a related person and was recommended by a majority of the continuing directors then on the AGL Resources Board, provided that at the time of such recommendation, continuing directors comprise a majority of the board. If there is no related person, all members of the AGL Resources Board shall be deemed to be “continuing directors.”

Voting Requirement to Approve Certain Transactions:	Not applicable.

The Nicor articles of incorporation provides specific voting requirements to approve certain transactions. These transactions include:

•    A plan of merger wherein the Company merges into another corporation or wherein one or more corporations (other than solvent corporations at least 90% of the outstanding shares of each class of which are owned by the Company) merge into the Company, or a plan of consolidation with one or more corporations or a plan of mandatory share exchange with another corporation.

•    A sale, lease, exchange or other disposition of all, or substantially all, of the Company’s property and assets, with or without goodwill, if not made in the usual and regular course of the Company’s business.

•    The voluntary dissolution of the Company by a vote of shareholders.

If any of the above actions are approved by at least 80% of the directors of Nicor who have been in office for at least three (3) years, and at

	AGL Resources Shareholder Rights	Nicor Shareholder Rights

the time of such approval directors having been in office for at least three (3) years constitute a majority of the Nicor Board, then such actions must be approved by the holders of a majority of the outstanding shares of stock entitled to vote thereon and, if class voting is required with respect to any such action, by the holders of a majority of the outstanding shares of each class of stock entitled to vote as a class thereon.

In all other cases, the above actions must be approved by the holders of two-thirds (2/3) of the outstanding shares of stock entitled to vote thereon and, if class voting is required with respect to any such action, by the holders of two-thirds (2/3) of the outstanding shares of each class of stock entitled to vote as a class thereon.

Any amendment to the Nicor articles of incorporation to lower the voting requirements specified above to approve such actions requires affirmative vote of the holders of two-thirds (2/3) of all outstanding shares of stock entitled to vote thereon and, if class voting is required with respect to any such amendment, by the holders of two-thirds (2/3) of the outstanding shares of each class of stock entitled to vote as a class thereon.

Amendment to Charter and Bylaws:

In addition to any shareholder vote requirements under the Georgia Code, AGL Resources’ amended and restated articles of incorporation require the approval of not less than two-thirds of all the outstanding shares entitled to vote to alter, amend or repeal AGL Resources’ bylaws, unless such action has been recommended by the AGL Resources Board, in which case, the approval of not less than a majority of all the outstanding shares entitled to vote is required.

The Georgia Code provides that unless the articles of incorporation require a greater vote, generally, an affirmative vote by a majority of the votes entitled to be cast on an amendment to the articles of incorporation by each voting group entitled to vote is required for adoption.

The Nicor bylaws provide that the Nicor bylaws can be made, altered, amended or repealed by the shareholders or the Nicor Board.

In general, amendments to the Nicor articles of incorporation must be approved by the holders of a majority of the outstanding shares of stock entitled to vote thereon and, if class voting is required with respect to any such amendment to the Nicor articles of incorporation, by the holders of a majority of the outstanding shares of each class of stock entitled to vote as a class thereon. However:

•    Any amendment to the Nicor articles of incorporation eliminating cumulative voting rights must be approved by the holders of two-thirds (2/3) of the outstanding shares of stock entitled to vote thereon and, if class voting is required with respect to any such

AGL Resources Shareholder Rights	Nicor Shareholder Rights

amendment, by the holders of two-thirds (2/3) of the outstanding shares of each class of stock entitled to vote as a class thereon.

•    So long as any shares of preferred stock are outstanding, any amendment to the Nicor articles of incorporation that adversely creates or authorizes a class or series of stock ranking prior to or on parity with the preferred stock or that otherwise affects any of the preferences or other rights of the holders of the preferred stock requires the affirmative vote or the written consent of the holders of at least two-thirds (2/3) of the shares of the preferred stock outstanding at the time or as of a record date fixed by the Nicor Board. If, however, the amendment would adversely affect any of the preferences or other rights of the holders of one or more, but less than all, of the series of the preferred stock then outstanding, the affirmative vote or the written consent of, and only of, the holders of at least two-thirds (2/3) of the shares of each series so adversely affected shall be required.

•    So long as any shares of preference stock are outstanding, any amendment of the Nicor articles of incorporation that creates or authorizes a class or series of stock ranking prior to or on parity with the preference stock or that otherwise adversely affects any of the preferences or other rights of the holders of the preference stock requires the affirmative cote or the written consent of the holders of at least two-thirds (2/3) of the shares of the preference stock then outstanding; provided, however, that if any such amendment would adversely affect any of the preferences or other rights of the holders of one or more, but less than all, of the series of the preference stock then outstanding, the affirmative vote or the written consent of, and only of, the holders of at least two-thirds (2/3) of the shares of the series so adversely affected shall be required.

•    Any amendment of the Nicor articles of incorporation which would materially

	AGL Resources Shareholder Rights	Nicor Shareholder Rights

alter or change the powers, preferences or special rights of certain preference stock so as to affect them adversely requires the affirmative vote of the holders of two-thirds (2/3) or more of the outstanding shares of that preference stock, voting separately as a class.

Any amendment of the Nicor articles of incorporation affecting the requirement that actions required or permitted to be taken by the shareholders must be taken at duly called meetings requires the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of all classes and series of the company entitled to vote generally in the election of directors, voting together as a single class, unless the amendment is unanimously recommended by the Nicor Board at a time when no other entity owns or to the knowledge of any director proposes to acquire 5% or more of the company’s voting shares, or if all of such directors were directors before any shareholder acquired 5% or more of the company’s voting shares.

Preemptive Rights:	AGL Resources’ amended and restated articles of incorporation do not provide for any preemptive rights for AGL Resources shareholders.	The Nicor articles of incorporation does not provide for preemptive rights for Nicor shareholders.

Rights of an Objecting Shareholder:

The Georgia Code provides that shareholders may dissent from and receive the fair value of his or her shares in the event a merger, a share exchange, a sale of all or substantially all of the property of the corporation, an amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash or any corporate action taken pursuant to a shareholder vote to the extent that certain provisions of the Georgia Code, the governing documents, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares. However, shareholders generally do not have dissenters’ rights if the shares they hold are either:

•    listed on a national securities exchange; or

The IBCA provides that a shareholder is entitled to dissent from, and obtain payment for his or her shares in the event of any of the following:

•    consummation of a plan of merger or consolidation or a plan of share exchange if shareholder authorization is required for the merger or consolidation or share exchange by the IBCA or the articles of incorporation or the corporation is a subsidiary that is merged with its parent or another subsidiary;

•    consummation of a sale, lease or exchange of all, or substantially all, of the property and assets of the corporation other than in the usual and regular course of business;

	AGL Resources Shareholder Rights	Nicor Shareholder Rights

•    held of record by more than 2,000 shareholders.

Those shareholders, however, will have dissenters’ rights if the articles of incorporation or a resolution of the board of directors approving the transaction so provide or, in the case of a merger or share exchange, the plan of merger or share exchange requires that they receive for their shares (i) anything other than shares of the surviving corporation or another publicly held corporation which are either listed on a national securities exchange or held of record by more than 2,000 shareholders, or (ii) any shares of the surviving corporation or another publicly held corporation which are listed on a national securities exchange or held of record by more than 2,000 shareholders that are different, in type or exchange ratio per share, from the shares to be provided or offered to any other holder of shares of the same class or series of shares in exchange for such shares.

•    an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

•    alters or abolishes a preferential right of such shares;

•    alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of such shares;

•    in the case of a corporation incorporated prior to January 1, 1982, such as Nicor, limits or eliminates cumulative voting rights with respect to such shares; or

any other corporate action taken pursuant to a shareholder vote if the articles of incorporation, by-laws, or a resolution of the board of directors provide that shareholders are entitled to dissent and obtain payment for their shares in accordance with the procedures set forth in the IBCA or as may be otherwise provided in the articles, by-laws or resolution.

Shareholder Rights Plan:	AGL Resources had in place a shareholder rights plan, which expired on March 6, 2006.	Nicor had in place a shareholder rights plan, which expired on November 23, 2004.

Stock Repurchase by Corporation:

AGL Resources’ amended and restated articles of incorporation provide that shares of stock of the AGL Resources acquired by AGL Resources will constitute treasury shares unless the AGL Resources Board provides otherwise by resolution.

The IBCA provides that a corporation may acquire its own shares, subject to certain limitations, and those shares constitute treasury shares until cancelled as provided by the IBCA.

Since 2001, Nicor has had the authority of the Nicor Board to repurchase up to $50 million of Nicor common stock as market conditions permit through open market transactions. As of December 31, 2009, $21.5 million remained of the authorized repurchase of Nicor common stock.

Inspection of Corporate Records:

The Georgia Code provides that, upon written demand at least five business days in advance, a shareholder of a corporation is entitled to inspect and copy, during regular business hours at the corporation’s principal office, certain records of the corporation specifically designated in the Georgia Code, including

Under the IBCA, an Illinois corporation must keep correct and complete books and records of account and minutes of the proceedings of its shareholders and board of directors meetings. The corporation must also keep at its principal place of business in Illinois a record of its shareholders.

AGL Resources Shareholder Rights	Nicor Shareholder Rights

minutes of shareholders’ meetings for the preceding three years and a list of the names and business addresses of each director.

In addition, the Georgia Code provides that a shareholder whose demand is made in good faith and for a proper purpose that is reasonably relevant to his or her legitimate interest as a shareholder, and who describes with reasonable particularity his or her purpose and the records he or she desires to inspect, is entitled to inspect and copy, upon written demand at least five days in advance, any of the following records that are directly connected with his or her purpose:

•    excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any shareholders’ meeting, and records of action taken by the shareholders or board of directors without a meeting, to the extent not otherwise subject to inspection as discussed above;

•    accounting records of the corporation; and

•    the record of shareholders.

These last rights of inspection may be limited under the Georgia Code by a corporation’s articles of incorporation or bylaws for shareholders owning 2% or less of the shares outstanding. Neither AGL Resources’ charter nor its bylaws contain the permissible limitation noted above, and therefore, the Georgia Code’s default rules apply.

Further, AGL Resources’ bylaws provide that after fixing the record date for a meeting, AGL Resources shall prepare an alphabetical list of the names of shareholders entitled to notice at the meeting. The list is to be made available for inspection by any shareholder, his agent, or his attorney at the time and place of the meeting.

The IBCA provides that any shareholder shall have the right to examine, in person or by agent, at any reasonable time or times, the corporation’s books and records of account, minutes, voting trust agreements filed with the corporation and record of shareholders, and to make extracts therefrom, but only for a proper purpose. In order to exercise this right, a shareholder must make written demand upon the corporation, stating with particularity the records sought to be examined and the purpose therefor.

If the corporation refuses examination, the shareholder may file suit in the circuit court of the county in which either the registered agent or principal office of the corporation is located to compel by mandamus or otherwise such examination as may be proper.

In addition, the IBCA provides that, upon the written request of any shareholder of a corporation, the corporation shall mail to such shareholder within fourteen (14) days after receipt of such request a balance sheet as of the close of its latest fiscal year and a profit and loss statement for such fiscal year; provided that if such request is received by the corporation before such financial statements are available, the corporation shall mail such financial statements within fourteen (14) days after they become available, but in any event within one hundred, twenty (120) days after the close of its last fiscal year.

DESCRIPTION OF AGL RESOURCES’ DEBT FINANCING

Overview

In connection with the transactions contemplated by the merger agreement, AGL Capital Corporation (as the borrower), entered into the Bridge Facility on December 21, 2010, among the borrower, AGL Resources, as guarantor, GS Bank, as agent and the lenders, pursuant to which, subject to certain conditions and limitations, the lenders agreed to provide loans to the borrower in an aggregate principal amount of $1.05 billion. In connection with the borrower’s issuance of senior notes in the aggregate principal amount of $500 million and pursuant to the terms of the Bridge Facility, the aggregate principal amount of the Bridge Facility has been reduced to approximately $852 million. If AGL Capital Corporation chooses to borrow under the Bridge Facility, it is expected that the proceeds of the Bridge Facility (or an allowable replacement financing thereof), will be used to fund the cash consideration for the transaction and to pay the fees and expenses incurred in connection with the Bridge Facility. AGL Resources and/or AGL Capital Corporation may issue debt securities, preferred stock, common equity, or other securities; bank loans; or other debt financings in lieu of all or a portion of the drawing under the Bridge Facility.

A copy of the Bridge Facility is filed as an exhibit to the AGL Resources reports incorporated by reference in this joint proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 168. You are urged to read that document carefully.

Interest

The Bridge Facility bears interest at the higher of (i) at the borrower’s option, a floating base rate or floating eurodollar rate, in each case, plus an applicable margin ranging from .5% to 2.5% based on the borrower’s credit rating and the applicable interest rate option and subject to a .25% increase for each 90 day period that elapses after the closing of Bridge Facility or (ii) the highest interest rate any of AGL Resources or its subsidiaries is paying on any similar loan after giving effect to the transaction.

Conditions Precedent

The availability of funds under the Bridge Facility is subject to certain conditions including, among others, and in each case, subject to certain exceptions (i) the absence of a “material adverse effect” on AGL Resources or Nicor, consistent with the definitions with respect to each in the Bridge Facility; (ii) the accuracy of the representations made by both Nicor and AGL Resources in the merger agreement and the accuracy of certain other customary representations in the Bridge Facility; (iii) the consummation of the merger prior to or substantially contemporaneous with funding; (iv) the absence of material changes to the merger agreement and the related disclosure schedules; (v) pro forma compliance with the financial covenant referred to below; (vi) the absence of certain cross-defaults with respect to indebtedness of AGL Resources and its subsidiaries; (vii) the repayment in full of certain pre-existing indebtedness of Nicor; (viii) the delivery of certain financial information pertaining to each of AGL Resources and Nicor; (ix) the ability of the borrower to achieve a certain liquidity level at closing; (x) the ability of the borrower to achieve certain minimum credit ratings; (xi) the use of commercially reasonable efforts by the borrower to market $1.05 billion of debt securities to fund, in part or in whole, the cash portion of the merger consideration, and receipt of certain related deliverables; (xii) the payment of certain transaction fees; (xiii) the absence of an injunction affecting the transactions or ongoing or pending litigation affecting the Bridge Facility; (xiv) the receipt of certain governmental approvals or clearances and (xv) delivery of customary closing documents. The Borrower will pay certain customary fees and expenses in connection with obtaining the Bridge Facility.

Prepayments

The commitments under the Bridge Facility are reduced, or if the Bridge Facility is drawn upon, the loans must be prepaid, in an aggregate amount equal to 100% of (i) the proceeds of any public offering or private placement of debt or equity securities, permanent financing, non-ordinary course asset sales or dispositions generating net proceeds of over $25 million in the aggregate (subject to certain reinvestment rights) and (ii) the amount of a decrease of the acquisition consideration, in each case subject to certain customary exceptions.

Covenants and Events of Default

The Bridge Facility contains a number of covenants, including limitations on the following, in each case, subject to certain exceptions:

•	the ability of borrower, AGL Resources and their respective subsidiaries to incur liens;

•	the ability of borrower, AGL Resources and their respective subsidiaries to dispose of property;

•	the ability of borrower, AGL Resources and their respective subsidiaries to merge, consolidate, amalgamate or liquidate;

•	the ability of borrower, AGL Resources and their respective subsidiaries to pay dividends or other payments on account of capital stock;

•	the ability of borrower, AGL Resources and their respective subsidiaries to make certain investments;

•	the ability of borrower, AGL Resources and their respective subsidiaries to enter into agreements which restrict the ability to pledge assets;

•

the ability of borrower, AGL Resources and their respective subsidiaries to enter into agreements which, among other things, restrict the ability of such subsidiaries to pay dividends, make any other payments on account of capital stock, pay indebtedness owed to borrower or AGL Resources or make loans to or invest in borrower or any other subsidiary of AGL Resources;

•	the ability of the borrower, AGL Resources and their respective subsidiaries to engage in a different line of business or certain hedging activities;

•	the ability of borrower, AGL Resources and their respective subsidiaries to incur certain indebtedness;

•	the ability of borrower, AGL Resources and their respective subsidiaries to engage in transactions with affiliates; and

•	the ability of borrower, AGL Resources and their respective subsidiaries to engage in a sale-leaseback transaction.

In addition, the Bridge Facility requires that the borrower and AGL Resources shall not permit a consolidated total debt to total capitalization ratio of greater than 0.70:1:00. Additionally, the Bridge Facility also contains customary events of default (effective on and after the closing date), including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other material indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, certain ERISA events, judgments in excess of specified amounts, certain impairments to the guarantees, and change in control.

DESCRIPTION OF CAPITAL STOCK

Below is a summary of AGL Resources’ capital stock. This description is not complete. You should read the full text of AGL Resources’ amended and restated articles of incorporation and bylaws, which have been filed with the SEC and which are incorporated by reference into this joint proxy statement/prospectus, as well as the provisions of applicable Georgia law.

AGL Resources has 770,000,000 shares of authorized capital stock. Those shares consist of: (i) 10,000,000 shares of preferred stock, with or without par value, none of which are outstanding; (ii) 10,000,000 shares of Class A Junior Participating Preferred Stock, none of which are outstanding; and (iii) 750,000,000 shares of common stock, par value $5.00 per share, of which approximately 78,645,623 shares were outstanding as of April 18, 2011. No holder of shares of common stock has any preemptive rights.

Description of Common Stock

Listing

AGL Resources’ outstanding shares of common stock are listed on the NYSE under the symbol “AGL”. Any additional common stock that AGL Resources will issue will also be listed on the NYSE.

Dividends

Common shareholders may receive dividends when declared by the AGL Resources Board. Dividends may be paid in cash, stock or other form. In certain cases, holders of AGL Resources common stock may not receive dividends until AGL Resources has satisfied its obligations under certain financing agreements and satisfied its obligations to any preferred shareholders. AGL Resources’ ability to pay dividends is limited by Georgia law. Under Georgia law, dividends are limited to AGL Resources’ legally available assets and subject to the prior payment of dividends on any outstanding shares of preferred stock. Under Georgia law, assets are not legally available for paying dividends if (i) AGL Resources would not be able to pay its debts as they become due in the usual course of business or (ii) AGL Resources’ total assets would be less than its total liabilities plus, subject to certain exceptions, any amounts necessary to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those of shareholders receiving the dividends. AGL Resources’ ability to pay dividends may also be limited in the event AGL Capital Corporation opts to defer the payment of interest on AGL Resources’ junior subordinated debentures.

Fully Paid

All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock issued will also be fully paid and non-assessable.

Voting Rights

Each share of common stock is entitled to one vote in the election of directors and other matters. Common shareholders are not entitled to cumulative voting rights.

Other Rights

AGL Resources will notify common shareholders of any shareholders’ meeting according to applicable law. If AGL Resources liquidates, dissolves or winds up its business, either voluntarily or not, common shareholders will share equally in the assets remaining after AGL Resources pays its creditors and preferred shareholders.

Transfer Agents and Registrars

Wells Fargo Bank, N.A. serves as AGL Resources’ agent and registrar. You may contact Wells Fargo Bank, N.A. at P.O. Box 64874, St. Paul, MN 55164-0874 (telephone (800) 468-9716).

Description of Preferred Stock

General

AGL Resources is authorized to issue up to 10,000,000 shares of preferred stock, none of which is outstanding.

Preferred Stock

AGL Resources’ amended and restated articles of incorporation authorize the AGL Resources Board to provide for the issuance of preferred stock in one or more series, without shareholder action. The AGL Resources Board can determine the rights, preferences and limitations of each series. The AGL Resources Board has the authority to determine or fix the following terms with respect to shares of any series of preferred stock:

•	the dividend rate, the times of payment and the date from which dividends will accumulate, if dividends are to be cumulative;

•	whether and upon what terms the shares will be redeemable;

•	whether and upon what terms the shares will have a sinking fund;

•	whether and upon what terms the shares will be convertible or exchangeable;

•	whether the shares will have voting rights and the terms thereof;

•	the rights of the holders upon liquidation, dissolution or winding-up; and

•	any other relative rights, powers and limitations or restrictions.

Georgia law provides that no shareholder, including holders of preferred stock, shall be personally liable for the acts and obligations of a Georgia corporation. This means that with respect to AGL Resources, the funds and property of AGL Resources will be the only recourse for these acts or obligations.

Certain Anti-Takeover Matters

AGL Resources’ amended and restated articles of incorporation and bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other takeover proposals to negotiate with the AGL Resources Board rather than pursue non-negotiated takeover attempts. The following is a summary description of these provisions, and AGL Resources refers you to the amended and restated articles of incorporation and bylaws for more information since their terms affect your rights as a shareholder. The anti-takeover provisions include:

Removal of Directors

AGL Resources’ bylaws provide that its directors may be removed only for cause and upon the affirmative vote of the holders of a majority of the outstanding shares.

Business Combinations with Interested Shareholder

The Georgia legislature has enacted legislation which generally prohibits a corporation that has adopted a bylaw electing to be covered thereby, which AGL Resources has done, from engaging in any “business combination” with an “interested shareholder” for a period of five years from the date such person becomes an interested shareholder, unless the interested shareholder:

•

prior to becoming an interested shareholder, obtained the approval of the board of directors for either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

•

becomes the beneficial owner of at least 90% of the outstanding voting stock in the same transaction in which the shareholder became an interested shareholder, excluding for purposes of determining the number of shares outstanding those shares owned by officers, directors, subsidiaries and certain employee stock plans; or

•

subsequent to the acquisition of 10% or more of the outstanding voting stock, acquires additional shares resulting in ownership of at least 90% of the outstanding voting stock and obtains approval of the business combination by the holders of a majority of the shares, other than those shares held by an interested shareholder, officers, directors, subsidiaries and certain employee stock plans.

The term “business combination” refers to a merger, consolidation or other specified corporate transaction. The term “interested shareholder” refers to a 10% shareholder or an affiliate which was a 10% shareholder at any time within the preceding two years.

AGL Resources’ “business combinations” bylaw may be repealed only by an affirmative vote of two-thirds of the continuing directors and a majority of the votes entitled to be cast by the shareholders, other than interested shareholders, and shall not be effective until 18 months after that shareholder vote. Georgia law provides that a Georgia corporation that has repealed such a bylaw may not thereafter re-adopt that bylaw.

Business Combinations with Related Persons

AGL Resources’ amended and restated articles of incorporation prohibit it from participating in a business combination with a “related person” unless the affirmative vote or consent of the holders of at least seventy-five percent (75%) of the outstanding shares approve such business combination. The voting requirements in the preceding sentence will not apply and only such affirmative vote as is required by law and by any other provision of the amended and restated articles of incorporation will apply if:

•	certain valuation, consideration and pricing issues are satisfied as specified in the amended and restated articles of incorporation; or

•

if both of the following conditions have been satisfied: (i) the business combination has been approved by two-thirds of the continuing directors and (ii) at the time of such approval, the continuing directors comprised at least a majority of the AGL Resources Board.

The “business combinations with related persons” provisions in the amended and restated articles of incorporation may be altered, amended or repealed only by an affirmative vote of at least seventy-five percent (75%) of all the shares entitled to be cast by the shareholders; provided, however, that if such proposed alteration, amendment or repeal is approved by two-thirds of the continuing directors and, at the time of such approval, the continuing directors comprise at least a majority of the AGL Resources Board, then such proposed alteration, amendment or repeal shall require for approval only such affirmative vote as is required by law and by any other provision of the amended and restated articles of incorporation.

The term “related person” refers to any person who is the beneficial owner at a specified time of at least that number of shares of AGL Resources’ stock equal to twenty percent (20%) of all of the outstanding shares, but does not include any one or a group of more than one continuing director. The term “related person” includes the affiliates and associates of such related person. The term “continuing directors” refers to any member of the AGL Resources Board who is not a related person or an affiliate or associate of a related person or of any such affiliate or associate, or a representative of a related person or of any such affiliate or associate, and was a director prior to the time a related person became such, and any successor to such continuing director who is not an affiliate or associate of a related person and was recommended by a majority of the continuing directors then on the AGL Resources Board, provided that at the time of such recommendation, continuing directors comprise a majority of the board. If there is no related person, all members of the AGL Resources Board shall be deemed to be “continuing directors.”

Shareholder Proposals and Director Nominations

AGL Resources shareholders can submit shareholder proposals and nominate candidates for the AGL Resources Board if the shareholders follow the advance notice procedures described in its bylaws. The notice must include:

•	a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

•	the name and address, as they appear on AGL Resources’ corporate books, of the shareholder proposing such business;

•	the class and number of shares of which are beneficially owned by such shareholder;

•	the dates upon which the shareholder acquired such shares;

•	documentary support for any claim of beneficial ownership;

•	any material interest of such shareholder in such business;

•	a statement in support of the matter and, for proposals sought be included in AGL Resources’ proxy statement, any other information required by SEC Rule 14a-8; and

•

as to each person whom the shareholder proposes to nominate for election or reelection as director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected, and evidence satisfactory to AGL Resources that such nominee has no interests that would limit their ability to fulfill their duties of office).

In addition, if the shareholder intends to solicit proxies from AGL Resources’ shareholders, such shareholder shall notify AGL Resources of this intent in accordance with SEC Rule 14a-4 and/or Rule 14a-8.

In order to properly submit a shareholder proposal, the shareholder must submit a notice to AGL Resources’ Corporate Secretary at least 120 calendar days before the first anniversary of the date that AGL Resources’ proxy statement was released to shareholders in connection with the previous year’s annual meeting of shareholders. However, if no annual meeting of shareholders was held in the previous year or if the date of the annual meeting of shareholders has been changed by more than 30 calendar days from the date contemplated at the time of the previous year’s proxy statement, the notice shall be received by the Corporate Secretary at AGL Resources’ principal executive offices not fewer than the later of (i) 150 calendar days prior to the date of the contemplated annual meeting or (ii) the date which is 10 calendar days after the date of the first public announcement or other notification to the shareholders of the date of the contemplated annual meeting.

Shareholder proposals and director nominations that are late or that do not include all required information may be rejected. This could prevent shareholders from bringing certain matters before an annual or special meeting or making nominations for directors.

Special Meetings

AGL Resources’ amended and restated articles of incorporation and bylaws require AGL Resources to hold a special meeting of shareholders on call of the AGL Resources Board or the executive committee of the AGL Resources Board, the Chairman of the Board of Directors, the President, or, upon delivery to AGL Resources’ Corporate Secretary of a signed and dated written demand for the meeting describing the purpose or purposes for the meeting, on call of the holders of 100% of the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting. Only business within the purpose or purposes described in the notice of special meeting may be conducted at a special meeting of the shareholders.

For business to be properly brought before a special meeting by a shareholder, the shareholder must give timely notice thereof in writing to AGL Resources’ Corporate Secretary. To be timely, a shareholder’s notice must be received by the Corporate Secretary at AGL Resources’ principal executive offices at least 120 calendar days prior to the date of the special meeting. Such shareholder’s notice to the Corporate Secretary shall set forth with respect to any proposal such shareholder proposes to bring before the special meeting the information outlined above for shareholder proposals.

Amendment of Certain Charter Provisions

In addition to any shareholder vote requirements under Georgia law, AGL Resources’ amended and restated articles of incorporation require the approval of not less than two-thirds of all the outstanding shares entitled to vote to alter, amend or repeal its bylaws, unless such action has been recommended by the AGL Resources Board, in which such case the approval of not less than a majority of all the outstanding shares entitled to vote is required. This provision will make it more difficult to dilute the anti-takeover effects of AGL Resources’ bylaws.

EXPERTS

AGL Resources

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting), of AGL Resources Inc., incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

Nicor

The consolidated financial statements, and the related financial statement schedule, incorporated in this joint proxy statement/prospectus by reference to Nicor’s annual report on Form 10-K for the year ended December 31, 2010 and the effectiveness of Nicor and its subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

HOUSEHOLDING

AGL Resources

As allowed under SEC rules, AGL Resources is delivering only one copy of this joint proxy statement/prospectus to multiple shareholders sharing an address unless it has received contrary instructions from one or more of the shareholders. Upon written or oral request, AGL Resources will promptly deliver a separate copy of this joint proxy statement/prospectus to any shareholder at a shared address to which a single copy of the document was delivered. If you are a shareholder and would like to request an additional copy of this joint proxy statement/prospectus now or with respect to future mailings (or to request to receive only one copy of this joint proxy statement/prospectus if you are currently receiving multiple copies), please call (404) 584-4000 or write to AGL Resources Inc., Ten Peachtree Place, NE, Location 1071, Atlanta, Georgia 30309, Attention: Investor Relations.

Nicor

As allowed under SEC rules, Nicor is delivering only one copy of this joint proxy statement/prospectus to multiple shareholders sharing an address unless it has received contrary instructions from one or more of the shareholders. Upon written or oral request, Nicor will promptly deliver a separate copy of this joint proxy statement/prospectus to any shareholder at a shared address to which a single copy of the document was delivered. If you are a shareholder and would like to request an additional copy of this joint proxy statement/prospectus now or with respect to future mailings (or to request to receive only one copy of this joint proxy statement/prospectus if you are currently receiving multiple copies), please call (630) 305-9500 or write to Nicor Inc. Attention: Paul C. Gracey, Jr., Senior Vice President, General Counsel and Secretary, 1844 Ferry Road, Naperville, Illinois 60563.

LEGAL MATTERS

The validity of the AGL Resources common stock offered by this joint proxy statement/prospectus will be passed upon for AGL Resources by Kilpatrick Townsend & Stockton LLP.

Certain United States federal income tax consequences of the transaction will be passed upon by Dewey & LeBoeuf LLP for AGL Resources and Latham & Watkins LLP for Nicor.

FUTURE SHAREHOLDER PROPOSALS

AGL Resources

Pursuant to AGL Resources’ bylaws, in order for a shareholder to bring business before a special meeting, the shareholder must give timely notice in writing to AGL Resources’ Corporate Secretary. To be timely, a shareholder’s notice must be received by the Corporate Secretary at the principal executive offices of AGL Resources at least 120 calendar days prior to the date of the special meeting. As of April 18, 2011, AGL Resources’ Corporate Secretary had not received any such notices.

The deadline to include a proposal in the AGL Resources proxy statement for the 2011 annual meeting of shareholders has passed. In order to be considered for inclusion in the proxy statement for the 2012 annual meeting of shareholders, notice must be provided to AGL Resources’ Corporate Secretary at AGL Resources Inc., P.O. Box 4569, Location 1466, Atlanta, Georgia 30302-4569 no later than November 15, 2011 and must otherwise comply with the requirements of Rule 14a-8 of the Exchange Act.

Nicor

Pursuant to the Nicor’s bylaws, only the matters specified in the notice of a special meeting may be considered at such meeting.

The deadline to include a proposal in the Nicor proxy statement for the 2011 annual meeting of shareholders has passed and the Secretary of Nicor did not receive any such proposals. It is not expected that Nicor will hold an annual meeting of shareholders for 2012 unless the merger is not completed. In order to be considered for inclusion in the proxy statement for the 2012 annual meeting of shareholders, should one be held, shareholder proposals must be submitted in writing and received by the Secretary of Nicor at its principal executive offices located at 1844 Ferry Road, Naperville, Illinois 60563 no later than December 28, 2011 and must otherwise comply with the requirements of Rule 14a-8 of the Exchange Act.

OTHER MATTERS

As of the date of this joint proxy statement/prospectus, neither the AGL Resources Board nor the Nicor Board expects a vote to be taken on any matters at the AGL Resources special meeting or the Nicor special meeting other than as described in this joint proxy statement/prospectus. A properly executed proxy gives the persons named as proxies on the proxy card authority to vote in their discretion with respect to any other matters that properly come before the applicable special meeting.

WHERE YOU CAN FIND MORE INFORMATION

AGL Resources and Nicor file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that AGL Resources and Nicor file at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the Public Reference Room. SEC filings of AGL Resources and Nicor also are available to the public from commercial document retrieval services and at the web site maintained by the SEC at www.sec.gov.

AGL Resources has filed a registration statement on this Form S-4 to register with the SEC the AGL Resources common stock to be issued to Nicor shareholders upon completion of the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of AGL Resources in addition to being a proxy statement of AGL Resources and Nicor for their respective special meetings. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

The SEC allows AGL Resources and Nicor to “incorporate by reference” information into this joint proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information in, or incorporated by reference in, this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents listed below that AGL Resources and Nicor have previously filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in connection with SEC rules). These documents contain important information about AGL Resources and Nicor and their financial position, respectively.

AGL Resources SEC Filings (File No. 1-14174)

•	Annual Report on Form 10-K for the year ended December 31, 2010, filed on February 9, 2011;

•	Current Reports on Form 8-K filed on January 18, February 9, March 14, March 21 and April 22, 2011 (except for those which have been furnished and not filed); and

•	Description of Common Stock contained in Registration Statement on Form 8-A filed on March 6, 1996 and any amendment or report filed with the SEC for the purpose of updating the description.

Nicor SEC Filings (File No. 1-7297)

•	Annual Report on Form 10-K for the year ended December 31, 2010, filed on February 24, 2011; and

•	Current Reports on Form 8-K filed on March 14, March 25 and April 19, 2011.

AGL Resources and Nicor also are incorporating by reference additional documents that the companies file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the date of the special meetings. AGL Resources and Nicor also incorporate by reference the merger agreement attached to this joint proxy statement/prospectus as Annex A, the Opinion of Goldman, Sachs & Co. attached to this proxy statement/prospectus as Annex D and the Opinion of J.P. Morgan Securities LLC attached to this proxy statement/prospectus as Annex E.

All information contained or incorporated by reference into this joint proxy statement/prospectus relating to AGL Resources has been supplied by AGL Resources, and all information about Nicor has been supplied by Nicor.

If you are a shareholder, AGL Resources and Nicor may have sent you some of the documents incorporated by reference, but you can obtain any of them through AGL Resources, Nicor or the SEC. Documents incorporated by reference are available from AGL Resources and Nicor without charge, excluding all exhibits unless AGL Resources and Nicor have specifically incorporated by reference an exhibit in this joint proxy statement/prospectus. Shareholders may obtain documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

AGL Resources Inc. Ten Peachtree Place, NE, Location 1071 Atlanta, Georgia 30309 Investor Relations (404) 584-3801	Nicor Inc. P.O. Box 3014 Naperville, Illinois 60566-7014 Investor Relations (630) 305-9500

If you would like to request documents from AGL Resources, please do so by June 7, 2011, in order to receive them before the AGL Resources special meeting. If you would like to request documents from Nicor, please do so by June 7, 2011, in order to receive them before the Nicor special meeting.

You also can get more information by visiting AGL Resources’ web site at www.aglresources.com and Nicor’s web site at www.nicor.com. Web site materials are not part of this joint proxy statement/prospectus.

You should rely only on the information contained or incorporated by reference into this joint proxy statement/prospectus to vote on the proposals to the AGL Resources shareholders and the Nicor shareholders in connection with the merger, as the case may be. AGL Resources and Nicor have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [—], 2011. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this joint proxy statement/prospectus to shareholders nor the issuance of shares of AGL Resources common stock as contemplated by the merger agreement shall create any implication to the contrary.

ANNEX A

AGREEMENT AND PLAN OF MERGER

among

AGL Resources Inc.,

Apollo Acquisition Corp.,

Ottawa Acquisition LLC

and

Nicor Inc.

Dated as of December 6, 2010

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of December 6, 2010 (this “Agreement”), by and among AGL Resources Inc., a Georgia corporation (“Parent”), Apollo Acquisition Corp., an Illinois corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Ottawa Acquisition LLC, an Illinois limited liability company and a wholly-owned subsidiary of Parent (“Merger LLC”), and Nicor Inc., an Illinois corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.4 or as otherwise defined elsewhere in this Agreement unless the context clearly indicates otherwise.

RECITALS

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have each approved this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Illinois Business Corporation Act of 1983 (the “IBCA”);

WHEREAS, immediately following the Merger, the surviving corporation in the Merger shall merge with and into Merger LLC (the “Subsequent Merger”) in accordance with Section 1.3, upon the terms and subject to the conditions of this Agreement and in accordance with the Illinois Limited Liability Company Act (the “LLC Act”);

WHEREAS, the Parties intend that the Merger be mutually interdependent with and a condition precedent to the Subsequent Merger and that the Subsequent Merger shall, through the binding commitment evidenced by Section 1.3(a), be effectuated immediately following the Effective Time (as defined below), upon the terms and subject to the conditions of this Agreement and in accordance with the LLC Act, without further approval, authorization or direction from or by any of the Parties hereto;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has, upon the terms and subject to the conditions set forth herein, (i) determined that the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of the Company and its shareholders, and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the Boards of Directors of Parent (the “Parent Board”) and Merger Sub and the sole member of Merger LLC have, upon the terms and subject to the conditions set forth herein, (i) determined that the transactions contemplated by this Agreement, including the Merger and the Subsequent Merger, are fair to and in the best interests of Parent and Merger Sub and their respective shareholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger and the Subsequent Merger and (iii) in the case of the Parent Board, recommended that Parent’s shareholders adopt the Charter Amendment;

WHEREAS, it is intended that the Merger and the Subsequent Merger, considered together as a single integrated transaction for U.S. federal income tax purposes, and along with the other transactions effected pursuant to this Agreement, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement will be, and hereby is, adopted as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a); and

WHEREAS, Parent, Merger Sub, Merger LLC and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and subject to the conditions set forth herein, the Parties to this Agreement agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the IBCA, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”). At the Effective Time, the effects of the Merger shall be as provided in this Agreement and the applicable provisions of the IBCA. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

(b) At the Effective Time, the articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or herein or by applicable Law. In addition, at the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(c) The Parties shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time, from and after the Effective Time, shall continue as the officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

(d) After the Effective Time, if the Surviving Corporation shall determine or shall be advised that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

1.2 Closing and Effective Time of the Merger. The closing of the Merger (the “Closing”) will take place at 9:00 a.m., Chicago, Illinois time, on the date that is the later of (i) the third Business Day after satisfaction or waiver of all of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing) and (ii) the final day of the Marketing Period or such earlier date as may be specified by Parent on no less than three Business Days’ prior notice to the Company (such date on which the Closing occurs, the “Closing Date”), at the offices of Latham & Watkins LLP, 233 South Wacker Drive, Suite 5800, Chicago, Illinois 60606, unless another time, date or place is agreed to in writing by the Parties hereto. On the Closing Date, or on such other date as Parent and the Company may agree to in writing, (i) Parent, Merger Sub and the Company shall cause appropriate articles of merger or other appropriate documents (the “Articles of Merger”) to be executed and filed with the Secretary of State of the State of Illinois in accordance with the relevant provisions of the IBCA and shall make all other filings or recordings required under the IBCA and (ii) Parent shall file the Charter Amendment with the Secretary of State of Georgia. The Merger shall become effective at the time the Articles of Merger shall have been duly filed with the Secretary of State of the State of Illinois or such other date and time as is agreed upon by the Parties and specified in the Articles of Merger, such date and time hereinafter referred to as the “Effective Time”.

1.3 Subsequent Merger.

(a) Immediately after the Effective Time, the Surviving Corporation shall merge with and into Merger LLC, the separate corporate existence of the Surviving Corporation shall thereupon cease, Merger LLC shall continue as the surviving entity (the “Surviving Company”) and all of the rights and obligations of the Surviving Corporation under this Agreement shall be deemed the rights and obligations of the Surviving Company. The effects of the Subsequent Merger shall be as provided in this Agreement and the applicable provisions of the LLC Act. Immediately following the completion of the Subsequent Merger, the Articles of Organization and Operating Agreement of the Surviving Company shall be as mutually agreed by Parent and the Company prior to filing the Joint Proxy Statement with the SEC.

(b) The Merger and Subsequent Merger, taken together as a single integrated transaction for U.S. federal income tax purposes, and along with the other transactions effected pursuant to this Agreement, are intended to be treated for U.S. federal income tax purposes as a “reorganization” under Section 368(a) of the Code (to which each of Parent and the Company are to be parties under Section 368(b) of the Code) in which the Company is to be treated as merging directly with and into Parent, with the Company Common Stock converted in such merger into the right to receive the consideration provided for hereunder. This Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

(c) Each of the Parties hereto shall, and shall cause its affiliates to, treat the Merger and Subsequent Merger for all Tax purposes consistent with Section 1.3(b) unless required to do otherwise by applicable Law.

ARTICLE 2

EFFECT OF THE MERGER ON CAPITAL STOCK

2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Conversion of Common Stock. Subject to Section 2.2, each share of common stock, par value $2.50 per share, of the Company (a “Share” or collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time, other than Shares to be cancelled in accordance with Section 2.1(c) and other than Dissenting Shares, shall be converted into the right to receive (i) $21.20 in cash, without interest (the “Cash Consideration”), and (ii) 0.8382 (the “Exchange Ratio”) of a share of validly issued, fully paid and nonassessable shares of Parent Common Stock (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”).

(b) Effect on Common Stock. At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Shares (other than Shares to be cancelled in accordance with Section 2.1(c) and other than Dissenting Shares) shall thereafter represent only the right to receive the Merger Consideration and any other amounts as provided in Section 2.2, in each case without interest, subject to compliance with the procedures for surrender of such Shares as set forth in Section 2.2.

(c) Cancellation of Treasury Stock and Parent-Owned Stock. All Shares that are held in the treasury of the Company or owned of record by any Company Subsidiary and all Shares owned of record by Parent, Merger Sub or any of their respective wholly-owned Subsidiaries shall be cancelled immediately prior to the Effective Time and shall cease to exist, with no payment being made with respect thereto.

(d) Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(e) Merger Consideration Adjustment. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock or the securities convertible into or exercisable for shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the Merger Consideration and the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event.

(f) Total Stock Consideration Adjustment. Notwithstanding anything contained herein to the contrary, if the Total Stock Consideration is less than 40% of the aggregate Base Merger Consideration, then the Exchange Ratio shall be increased (with a corresponding reduction in the Cash Consideration) to the extent necessary so that the Total Stock Consideration is equal to 40% of the aggregate Base Merger Consideration (the “Adjustment”). The Adjustment made pursuant to this Section 2.1(f) shall be made as follows: for each 0.0001 increase to the Exchange Ratio, there will be a corresponding decrease to the Cash Consideration in the amount of the product of 0.0001 multiplied by the Parent Signing Share Price.

2.2 Payment for Securities; Surrender of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Parent shall deposit with a nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Shares, for exchange in accordance with this Article 2, certificates representing the full number of shares of Parent Common Stock issuable pursuant to Section 2.1 in exchange for outstanding shares of Company Common Stock. Prior to the Effective Time, Parent shall provide or shall cause to be provided to the Exchange Agent in immediately available funds all of the cash necessary to pay the cash portion of the Merger Consideration, and shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.2(c) (such shares of Parent Common Stock and cash provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). For the purposes of such deposit, Parent shall assume that there will not be any fractional shares of Parent Common Stock. Parent shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 2.2(e). The cash component of the Exchange Fund shall be invested by the Exchange Agent, as directed by Parent, in short-term obligations of the United States of America with maturities of no more than 30 days, pending payment thereof by the Exchange Agent to the holders of Shares pursuant to this Article 2.

The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Parent Common Stock and cash contemplated to be issued pursuant to Section 2.1 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) Procedures for Surrender. As promptly as practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate or non-certificated Shares represented by book-entry (“Book-Entry Shares”), in each case whose Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and shall otherwise be in such form and have such other provisions as Parent may reasonably specify, and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration issuable and payable in respect thereof, and any dividends or other distributions to which such holders are entitled pursuant to Section 2.2(c). Upon surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates or Book-Entry Shares, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the amount of cash and the number of whole shares of Parent Common Stock (which shall be in non-certificated book-entry form unless a physical certificate is requested) into which each Share formerly represented by such Certificates and each Book-Entry Share was converted pursuant to Section 2.1(a) and cash in lieu of fractional shares of Parent Common Stock as set forth in Section 2.2(e), including any dividends or other distributions to which such holders are entitled pursuant to Section 2.2(c) and the Certificates so surrendered shall forthwith be cancelled. Until such time as the Merger Consideration is issued to or at the direction of the holder of a surrendered Certificate or Book-Entry Shares, such Parent Common Stock shall not be voted on any matter. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made and Merger Consideration may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered or shall establish to the satisfaction of Parent that such Taxes either have been paid or are not required to be paid. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Subject to the last sentence of Section 2.2(c), until surrendered as contemplated by this Section 2.2, each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration into which the Shares theretofore represented by such Certificate or Book-Entry Share having been converted pursuant to Section 2.1(a). No interest shall be paid or accrue on any cash payable upon surrender of any Certificate or Book-Entry Share.

(c) Dividends. No dividends or other distributions with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any Certificate formerly representing Company Common Stock or any Book-Entry Share with respect to the shares of Parent Common Stock issuable upon surrender thereof, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e) until the surrender of such Certificate or Book-Entry Share in accordance with this Article 2. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(d) Transfer Books; No Further Ownership Rights in Shares. As of the close of business on the date of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. The Merger Consideration issued (and paid) in accordance with the terms of this Article 2 upon conversion of any Shares shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such Shares (other than the right to receive dividends or other distributions, if any, in accordance with Section 2.2(c)). From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Company or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(e) Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Shares pursuant to Section 2.1, and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Parent Common Stock. For purposes of this Section 2.2(e), all fractional shares to which a single record holder would be entitled shall be aggregated and calculations shall be rounded to three decimal places. In lieu of any such fractional shares, each holder of Shares who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (A) the amount of the fractional share interest in a share of Parent Common Stock to which such holder is entitled under Section 2.1(a) (or would be entitled but for this Section 2.2(e)) and (B) an amount equal to the average of the closing sale prices of the Parent Common Stock on the NYSE as reported in the Wall Street Journal for each of the twenty consecutive trading days ending with the fifth complete trading day prior to the Closing Date (not counting the Closing Date). As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Shares in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amounts, without interest, to the holders of Shares entitled to receive such cash.

(f) Termination of Fund; Abandoned Property; No Liability. At any time following nine months after the Effective Time, the Surviving Company shall be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) not disbursed to holders of Shares, and thereafter such holders shall be entitled to look only to the Surviving Company (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Shares and compliance with the procedures set forth in Section 2.2(b), and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.2(c), in each case, without interest. Notwithstanding the foregoing, neither the Surviving Company nor the Exchange Agent shall be liable to any holder of a Share for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Withholding Rights. Parent, Merger Sub, the Surviving Corporation, the Surviving Company and the Exchange Agent, as the case may be, shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Shares, Company Options, Restricted Stock or RSUs, as applicable, such amounts that Parent, Merger Sub, the Surviving Corporation, the Surviving Company or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code or any other provision of applicable Law. To the extent that amounts are so withheld by Parent, Merger Sub, the Surviving Corporation, the Surviving Company or the Exchange Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares, Company Options, Restricted Stock, or RSUs, as applicable, in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Corporation, the Surviving Company or the Exchange Agent.

(h) Lost, Stolen or Destroyed Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration and any unpaid dividends or other distributions payable or deliverable in respect thereof pursuant to this Agreement; provided, however, that Parent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Corporation, the Surviving Company or the Exchange Agent with respect to the Certificate alleged to have been lost, stolen or destroyed.

2.3 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such Shares in accordance with, and who complies with, Sections 5/11.65 and 5/11.70 of the IBCA (such Shares, “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.1(a), and shall instead represent the right to receive payment of the consideration due to the holder of Dissenting Shares, to the extent available, in accordance with Section 5/11.70 of the IBCA. Upon consummation of the Merger, the Dissenting Shares shall cease to be issued and outstanding and the holders thereof shall be entitled to receive such consideration as will be determined under Section 5/11.70 of the IBCA. If any such holder fails to perfect or otherwise waives, withdraws or loses his right to appraisal under Section 5/11.65 of the IBCA or other applicable Law, then such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration as provided in Section 2.1(a) and any unpaid dividends or other distributions payable or deliverable in respect thereof pursuant to Section 2.2(c), in each case without interest. The Company shall serve prompt notice to Parent of any demands received by the Company for appraisal of any Shares, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle, offer to settle or compromise, any such demands, or agree to do any of the foregoing.

2.4 Treatment of Company Options, Restricted Stock, Restricted Stock Units, Stock Plans.

(a) Treatment of Options. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary and appropriate to provide that, immediately prior to the Effective Time, each outstanding option to purchase Shares (the “Company Options”), under the Nicor Inc. 1989 Long-Term Incentive Plan, as amended, the Nicor Inc. 1997 Long-Term Incentive Plan, as amended, the 2006 Long Term Incentive Plan, as amended, or any other Company Benefit Plan providing for the issuance of such options (collectively, the “Company Equity Plans”), shall be cancelled and, in exchange therefor, each former holder of any such cancelled Company Option shall be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor, a payment in cash of an amount equal to the product of (i) the total number of Shares previously subject to such Company Option and (ii) the excess, if any, of the Cash-Out Amount over the exercise price per Share previously subject to such Company Option (such amounts payable hereunder, the “Option Payments”), subject to any withholding of Taxes required by applicable Law to be withheld in accordance with Section 2.2(g). From and after the Effective Time, any such cancelled Company Option shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment of the Option Payment.

(b) Treatment of Restricted Stock. Immediately prior to the Effective Time, each unvested Share subject to forfeiture restrictions, repurchase rights or other restrictions under the Company Equity Plans (“Restricted Stock”) shall vest in full, and all restrictions (including forfeiture restrictions or repurchase rights) otherwise applicable to such Restricted Stock shall lapse and the Restricted Stock shall be converted into the right to receive the Merger Consideration, without interest, as provided in Section 2.1(a), subject to any withholding of Taxes required by applicable Law to be withheld in accordance with Section 2.2(g).

(c) Restricted Stock Units. Immediately prior to the Effective Time, each contractual right to receive a Share at a future date granted pursuant to the Company Equity Plans, the Nicor Inc. Stock Deferral Plan, any other plan, agreement or arrangement of the Company or any Company Subsidiary (“RSU”) that is outstanding immediately prior to the Effective Time, whether or not then vested, shall be cancelled and in exchange therefor, each former holder of any such cancelled RSU shall be entitled to receive, in consideration of the cancellation of such RSU and in settlement therefor, an amount in cash equal to the Cash-Out Amount multiplied by the number of Shares subject to such RSU as of immediately prior to the Effective Time, with such cash payable under the terms of the RSU, subject to any withholding of Taxes required by applicable Law to be withheld in accordance with Section 2.2(g).

(d) Termination of Company Equity Plans. After the Effective Time, all Company Equity Plans shall be terminated and no further Company Options, Restricted Stock, RSUs or other rights with respect to Shares shall be granted thereunder.

(e) Parent Funding. At the Effective Time, Parent shall make a cash contribution to the Surviving Company in immediately available funds to permit the Surviving Company to make the payments required under this Section 2.4.

2.5 Treatment of Employee Stock Purchase Plan. The current offerings in progress as of the date hereof under the Nicor Employee Stock Purchase Plan (the “ESPP”) shall continue, and shares of Company Common Stock shall be issued to participants thereunder on the next currently scheduled purchase dates occurring after the date hereof as provided under, and subject to the terms and conditions of, the ESPP. In accordance with the terms of the ESPP, any offering in progress as of the Effective Time shall be shortened, and the Business Day immediately preceding the Effective Time shall be the price date and purchase date for the ESPP (the “New Price Date”). Each then outstanding option under the ESPP shall be deemed exercised automatically on such New Price Date. Notwithstanding any restrictions on transfer of stock in the ESPP, the treatment in the Merger of any Shares under this provision shall be in accordance with Section 2.1(a). The Company shall terminate the ESPP as of or prior to the Effective Time.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in, or qualified by any matter set forth in, the Company SEC Documents (excluding any disclosures contained under the heading “Risk Factors” or in any section relating to “forward-looking statements” to the extent that they are cautionary, predictive or forward-looking in nature) or the disclosure letter delivered by the Company to Parent, Merger Sub and Merger LLC prior to the execution of this Agreement, including the documents attached to or delivered together with such disclosure letter (the “Company Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representations, warranties or covenants is reasonably apparent), the Company hereby represents and warrants to Parent, Merger Sub and Merger LLC as follows:

3.1 Organization and Qualification; Subsidiaries.

(a) The Company and each Company Subsidiary is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation or organization and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. The Company and each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification or license, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has made available to Parent, prior to the date hereof, true and complete copies of (i) the Amended and Restated Articles of Incorporation, as amended, of the Company (the “Company Charter”), (ii) the Amended and Restated By-laws, of the Company (the “Company Bylaws”), and (iii) the articles of incorporation, or equivalent organizational document, of each Company Subsidiary, each as in effect as of the date hereof.

(c) Section 3.1 of the Company Disclosure Letter sets forth a true and complete list of the Subsidiaries of the Company (each a “Company Subsidiary”), together with the jurisdiction of organization or incorporation, as the case may be, of each Company Subsidiary and the jurisdictions in which each Significant Company Subsidiary is authorized to conduct business.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 160,000,000 shares of common stock, par value $2.50 per share (the “Company Common Stock”), of which, as of the close of business on November 30, 2010, there were 45,540,272 shares issued and outstanding, (ii) 1,600,000 shares of preferred stock, par value $50.00 per share (the “Company Preferred Stock”), of which, as of the close of business on November 30, 2010, there were 393 shares issued and outstanding and (iii) 20,000,000 shares of preference stock, no par value per share (the “Company Preference Stock”), of which there are no shares issued and outstanding. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b) As of the close of business on November 30, 2010, the Company has no shares of Company Common Stock, Company Preferred Stock or Company Preference Stock reserved for or otherwise subject to issuance, except for (i) 626,526 shares of Company Common Stock reserved for issuance pursuant to the Company Equity Plans for outstanding Company Options and RSUs, (ii) 1,571,416 shares of Company Common Stock reserved for future issuance pursuant to the Company Equity Plans, (iii) 7,003 shares of Company Common Stock subject to outstanding rights under the ESPP, (iv) 438,112 shares of Company Common Stock reserved for future issuance pursuant to the terms of the Company’s Amended and Restated Automatic Dividend Reinvestment Plan and Stock Purchase Plan, and (v) 1,258 shares of Company Common Stock reserved for future issuance upon the conversion of the Company’s outstanding 5% Convertible Preferred Stock, par value $50 per share.

(c) Except for Company Options and RSUs disclosed in Section 3.2(b) above (which includes Company Options and RSUs that may be issued or granted pursuant to Section 5.1(a)(ii)), and share units under the Nicor Inc. Directors’ Deferred Compensation Plan (which share units are not convertible into, exercisable for or exchangeable for Equity Interests of the Company or any Company Subsidiary), there are no (i) options, warrants or other rights relating to any Equity Interests of the Company or any Company Subsidiary or (ii) agreements or arrangements obligating the Company or any Company Subsidiary to issue, acquire or sell any Equity Interests of the Company or any Company Subsidiary. Since the close of business on November 30, 2010 through the date hereof, the Company has not issued any shares of Company Common Stock or other Equity Interests (other than under the ESPP).

(d) There are no bonds, debentures, notes or other indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of common stock of the Company or of any Company Subsidiary may vote.

(e) Except with respect to the Company Options, Restricted Stock, and RSUs and the related award agreements, there are no outstanding obligations of the Company (i) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (ii) requiring the registration for sale of or (iii)granting any preemptive or antidilutive rights with respect to, any Equity Interests in the Company or any Company Subsidiary.

(f) The Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other Equity Interests of each of the Company Subsidiaries, free and clear of any Liens (other than transfer and other restrictions under applicable federal and state securities Laws), and all of such shares of capital stock or other Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for Equity Interests in the Company Subsidiaries, neither the Company nor any Company Subsidiary owns directly or indirectly any Equity Interest in any Person, or has any obligation to acquire any such Equity Interest, or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other Person. There are no outstanding obligations to which the Company or any Company Subsidiary is a party (i) restricting the transfer of or (ii) limiting the exercise of voting rights with respect to any Equity Interests in any Company Subsidiary.

3.3 Authority.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger, subject to receipt of the Company Shareholder Approval and any regulatory approvals referenced in Sections 3.5(d), 3.5(e) and 3.5(f). The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all requisite corporate action, and no other corporate proceedings on the part of the Company, and no shareholder votes are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby, other than, with respect to the Merger, the Company Shareholder Approval. This Agreement has been duly authorized and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent, Merger Sub and Merger LLC, constitutes the legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought.

(b) Assuming the representations set forth in Section 4.17 are true and correct, no other state takeover statute or similar statute or regulation applies or purports to apply to the Merger or any other transaction contemplated by this Agreement.

(c) The affirmative vote of the holders of shares representing a majority of the voting power of the outstanding shares of the Company Common Stock entitled to vote at the Company Shareholder Meeting is the only vote required of the holders of any class or series of capital stock or other Equity Interests of the Company to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger (the “Company Shareholder Approval”).

3.4 No Conflict. None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Merger or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both): (a) subject to obtaining the Company Shareholder Approval, conflict with or violate any provision of the Company Charter or Company Bylaws or any equivalent organizational or governing documents of any Company Subsidiary; (b) assuming that all consents, approvals, authorizations and permits described in Section 3.5 have been obtained and all filings and notifications described in Section 3.5 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets; or (c) require any consent or approval under, violate, conflict with, result in any breach of, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of the Company or any Company Subsidiary pursuant to, any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets are bound or any Company Permit, except, with respect to clauses (b) and (c), for any such conflicts, violations, consents, breaches, losses, changes of control, defaults, other occurrences or Liens which, individually or in the aggregate, has not had and would not (i) reasonably be expected to have a Company Material Adverse Effect or (ii) prevent or materially delay the consummation of the transactions contemplated by this Agreement.

3.5 Required Filings and Consents. None of the execution, delivery or performance of this Agreement by the Company, or the consummation by the Company of the Merger, Subsequent Merger or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, declaration, authorization or permit of, or filing or registration with or notification to, or any other action by or in respect of, any Governmental Entity, other than (a) the filing and recordation of the Articles of Merger as required by the IBCA, (b) the Company Shareholder Approval, (c) compliance with any applicable requirements of the HSR Act, (d) compliance with any applicable requirements of the Illinois Public Utilities Act, the Illinois Gas Storage Act, the Illinois Gas Pipeline Safety Act and the Illinois Gas Transmission Facilities Act, in each case as amended (the “Illinois Statutes”) including notice to and, if necessary, approval of, the Illinois Commerce Commission (the “ICC”), (e) the approval of the California Public Utilities Commission (the “CPUC”) of a change in control over Central Valley Gas Storage, LLC, (f) approval of the Federal Communications Commission (“FCC”) for the transfer of control over the FCC licenses of Northern Illinois Gas Company (“Nicor Gas”), a wholly owned subsidiary of the Company, under Section 310(d) of the Communications Act of 1934, 47 U.S.C. § 310(d) (the approvals in subsections (d), (e) and (f) being referred to herein as the “Company Required Governmental Approvals”), (g) compliance with the applicable requirements of the Exchange Act or the Securities Act, including filings with the SEC as may be required by the Company in connection with this Agreement and the transactions contemplated hereby, (h) compliance with any applicable foreign securities Laws or Blue Sky Laws, (i) filings required under the rules and regulations of the NYSE, and (j) such consents, approvals, declarations, authorizations, permits, filings, registrations, notifications or actions which, if not obtained or made, would not (A) reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (B) prevent or materially delay the consummation of the transactions contemplated by this Agreement.

3.6 Permits; Compliance with Laws.

(a) The Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, franchises, grants, consents, qualifications, permissions, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted (the “Company Permits”), except where the failure to have, or the suspension or cancellation of, or the failure to be in full force and effect of, any Company Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. All Company Permits are valid and in full force and effect, except where the failure to be in full force and effect would not be reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each Company Subsidiary is in compliance in all respects with the terms and requirements of such Company Permits, except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Neither the Company nor any Company Subsidiary is in conflict with, default under or violation of, any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, except for any conflicts, defaults or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, no investigation by any Governmental Entity with respect to the Company or any Company Subsidiary is pending, nor has any Governmental Entity indicated to the Company an intention to conduct any such investigation, except for such investigations, the outcomes of which if determined adversely to the Company or any Company Subsidiary, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.7 SEC Filings; Financial Statements.

(a) Since January 1, 2008, each of the Company and Nicor Gas has filed with, or otherwise furnished to, as applicable, all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and other documents required to be filed with or furnished by it to the SEC pursuant to the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) (such documents and any other documents filed by the Company with or furnished by the Company to the SEC, together with any supplements, modifications and amendments thereto since the time of filing through the date hereof, collectively, the “Company SEC Documents” and such documents and any other documents filed by Nicor Gas with or furnished by Nicor Gas to the SEC, together with any supplements, modifications and amendments thereto since the time of filing, collectively, the “Nicor Gas SEC Documents”). As of their respective filing dates and, if supplemented, modified or amended since the time of filing, as of the date of such supplement, modification or amendment, the Company SEC Documents and Nicor Gas SEC Documents (i) did not, at the time each such document was filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, and the Sarbanes-Oxley Act. Except for Nicor Gas, none of the Company Subsidiaries is currently required to file any forms or reports with the SEC. As of the date hereof, each of the Company and Nicor Gas satisfies the requirements set forth in General Instruction I.A., Item 3 of Form S-3 under the Securities Act.

(b) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and the consolidated Company Subsidiaries (including, in each case, any related notes and schedules thereto) included in the Company SEC Documents (collectively, the “Company Financial Statements”), (i) complied as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP (as in effect in the United States on the date of such Company Financial Statement) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act) and (iii) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in shareholders’ equity of the Company and the consolidated Company Subsidiaries as of the dates and for the periods referred to therein (except, in the case of interim financial statements, for normal and recurring year-end adjustments as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act).

3.8 Internal Controls. The Company has established and maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) intended to provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries. The Company has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2009, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls prior to the date hereof, the Company has disclosed to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof.

3.9 No Undisclosed Liabilities. Except for those liabilities and obligations (a) reserved against or provided for in the Company Financial Statements, (b) incurred since September 30, 2010 in the ordinary course of business consistent with past practice, (c) incurred under this Agreement or in connection with the transactions contemplated hereby, including the Merger and Subsequent Merger or (d) that otherwise have not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary is, as of the date of this Agreement, subject to any liabilities or obligations of any nature, whether accrued, absolute, determined, determinable, fixed, contingent or otherwise, that would be required to be recorded or reflected on a balance sheet in accordance with GAAP as of the date hereof.

3.10 Absence of Certain Changes or Events.

(a) Since December 31, 2009, through the date of this Agreement, there has not been any Company Material Adverse Effect or any change(s), event(s), or development(s) which have had or would reasonably be expected to have, individually or in the aggregate with all other such change(s), event(s) or development(s), a Company Material Adverse Effect.

(b) Since September 30, 2010, through the date of this Agreement, neither the Company nor any Company Subsidiary has taken any action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of any of clauses (i)-(xx) of Section 5.1(a).

3.11 Information Supplied. The information supplied or to be supplied by or on behalf of the Company in writing expressly for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Share Issuance (together with any amendment or supplements thereto, the “Form S-4”) will not, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement will not, at the date mailed to the Company’s shareholders or Parent’s shareholders or at the time of the Company Shareholder Meeting or the Parent Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by Parent, Merger Sub or Merger LLC in writing expressly for inclusion (including by incorporation by reference) in the Joint Proxy Statement.

3.12 Employee Benefit Plans.

(a) List of Plans. The Company Disclosure Letter sets forth a true and complete list of each material “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), and any other material plan, policy, program, practice, agreement, understanding or arrangement (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or consultant, which are maintained, sponsored or contributed to by the Company or any Company Subsidiary, or under which the Company or any Company Subsidiary has any material obligation or liability, including all incentive, bonus, deferred compensation, cafeteria, medical, disability, stock purchase or equity based compensation plans, policies or programs (each a “Company Benefit Plan”).

(b) General Compliance. Each Company Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code. With respect to the Company Benefit Plans, no event has occurred and, to the knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company could be subject to any material liability (other than for routine benefit liabilities) under the terms of, or with respect to, such Company Benefit Plans, ERISA, the Code or any other Law applicable to such Company Benefit Plans.

(c) Tax Qualification of Plans. (i) Each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the IRS as to its qualified status or may rely upon an opinion letter for a prototype plan and, to the knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan, (ii) to the knowledge of the Company, there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan that could result in material liability to the Company, and (iii) no suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of the Company, is threatened against or with respect to any such Company Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims).

(d) Retiree Welfare Benefits. No Company Benefit Plan provides health or other welfare benefits after retirement or other termination of employment (other than (i) continuation coverage required under Section 4980(B)(f) of the Code or other similar applicable Law or (ii) coverage or benefits the full cost of which is borne by the employee or former employee (or any beneficiary of the employee or former employee)).

(e) Single Employer Plans. Section 3.12(e) of the Company Disclosure Letter lists each Company Benefit Plan that is a single-employer pension plan subject to Title IV of ERISA. Neither the Company nor any Company Subsidiary has any material liability under Title IV of ERISA that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any Company Subsidiary of incurring or being subject (whether primarily, jointly or secondarily) to a material liability thereunder. With respect to each Company Benefit Plan that is subject to Title IV or Part 3 of Title I of ERISA or Section 412 of the Code (other than a Multiemployer Plan), (i) no reportable event (within the meaning of Section 4043 of ERISA, other than an event for which the reporting requirements have been waived by regulations) has occurred or is expected to occur, (ii) the Company and each Company Subsidiary has made when due any installments required under Section 412 of the Code and Section 302 of ERISA, (iii) neither the Company nor any ERISA Affiliate is required to provide security under Section 436(f) of the Code, (iv) all premiums (and interest charges and penalties for late payment, if applicable) have been paid when due to the Pension Benefit Guaranty Corporation (“PBGC”), (v) no filing has been made by the Company or any Company Subsidiary with the PBGC and no proceeding has been commenced by the PBGC to terminate any Company Benefit Plan and no condition exists which could constitute grounds for the termination of any such Company Benefit Plan by the PBGC and (vi) no liability has been incurred under Section 4062(e) of ERISA.

(f) Multiemployer Plans. Section 3.12(f) of the Company Disclosure Letter lists each Company Benefit Plan that is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (“Multiemployer Plan”). With respect to each Company Benefit Plan that is a Multiemployer Plan, (i) neither the Company nor any ERISA Affiliate has incurred any withdrawal liability under Section 4201 of ERISA nor does the Company or any Company Subsidiary expect to withdraw in a “complete withdrawal” or “partial withdrawal” within the meaning of Section 4203 and 4205 of ERISA, (ii) all contributions required to be made to any such Company Benefit Plan have been timely made, and (iii) to the knowledge of the Company, no such Multiemployer Plan has been terminated, has been in or is about to be in reorganization under or is in “critical” or “endangered” status under Section 432 of the Code or Section 305 of ERISA so as to result directly or indirectly in any increase in contributions under Section 4243 of ERISA or in liability contingent or otherwise to the Company or any ERISA Affiliate.

(g) Change in Control. No amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the transactions contemplated by this Agreement, including the Merger, by any employee, officer or director of the Company or any Company Subsidiary who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any Company Benefit Plan could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

3.13 Labor and Other Employment Matters.

(a) The Company and each Company Subsidiary is in compliance in all material respects with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, and wages and hours. The Company Disclosure Letter lists each collective bargaining agreement covering the terms of employment of any employee of the Company or any Company Subsidiary. There is no (i) ongoing, and to the knowledge of the Company, pending or threatened work stoppage, slowdown or labor strike against the Company or any Company Subsidiary (and no work stoppages, slowdowns or other labor strikes occurred in the last five years); (ii) unfair labor practice or other labor-related charge pending or, to the knowledge of the Company, threatened by or on behalf of any employees of the Company or any Company Subsidiary, in each case that is material; or (iii) written communication received by the Company or any Company Subsidiary of the intent of any Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation of or affecting the Company or any Company Subsidiary and, to the knowledge of the Company, no such investigation is in progress.

(b) The Company Disclosure Letter sets forth a true and complete list of each material (i) severance or employment agreements with directors, officers, employees, or consultants of the Company or any Company Subsidiary, (ii) severance programs of the Company or any Company Subsidiary with or relating to its employees, or (iii) plans, programs or other agreements of the Company or any Company Subsidiary with or relating to its directors, officers, employees or consultants which contain change in control provisions.

3.14 Contracts.

(a) All Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been filed, and no such Contract has been amended or modified, except for such amendments or modifications which have been filed as an exhibit to a subsequently dated and filed Company SEC Document. All such filed Contracts (excluding any redacted portions thereof) shall be deemed to have been made available to Parent.

(b) Other than the Contracts referenced in Section 3.14(a) that were filed in unredacted form, Section 3.14(b) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each Contract to which the Company or any Company Subsidiary is a party and which constitutes: (i) an agreement that limits in any material respect the freedom of the Company or any Company Subsidiary to compete in any line of business or sell, supply or distribute any product or service in any market or geographic area, (ii) a joint venture, partnership or limited liability company agreement or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such agreement or arrangement solely between or among the Company and/or the Company Subsidiaries, (iii) an agreement (other than a future contract, option contract or other derivative transaction) that involves future expenditures or receipts by the Company or any Company Subsidiary of more than $20,000,000 in any one year period that cannot be terminated on less than 90 days notice without material payment or penalty, (iv) an acquisition agreement that contains “earn-out” or other contingent payment obligations that could reasonably be expected to result in future payments by the Company or a Company Subsidiary in excess of $2,000,000, (v) an agreement relating to indebtedness for borrowed money or any financial guaranty, in each case pertaining to indebtedness in excess of $20,000,000 individually, (vi) other than leases in the way of easements or rights of way, a material lease or sublease with respect to leased real property, (vii) a future contract, option contract or other derivative transaction, in any case relating to the supply or price of natural gas that has a term of longer than 90 days and a notional value greater than $20,000,000, (viii) a gas transportation contract that is reasonably expected to result in future payments by the Company or any Company Subsidiary in excess of $20,000,000 in any one year period, and (ix) other than agreements described in Section 3.14(b)(vii) and Section 3.14(b)(viii), an agreement entered into since December 31,

2002 relating to the disposition or acquisition by the Company or any Company Subsidiary of assets or properties in excess of $20,000,000 not made in the ordinary course of business consistent with past practice. Each Contract of the type described in Section 3.14(a) and this Section 3.14(b) is referred to herein as a “Company Scheduled Contract.”

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Scheduled Contract is a legally valid and, to the knowledge of the Company, enforceable obligation of the Company or the Company Subsidiary party thereto, in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (B) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought; and (ii) none of the Company or any Company Subsidiary knows of, or has received notice of, any violation or default by it under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any Company Scheduled Contract to which it is a party or by which it or any of its properties or assets is bound or affected.

3.15 Litigation. As of the date hereof, there is no (a) suit, claim, action or proceeding to which the Company or any Company Subsidiary is a party pending or, to the knowledge of the Company, threatened, or (b) to the knowledge of the Company, investigation involving the Company or any Company Subsidiary, in each case that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect or challenges the validity or propriety of the Merger. Neither the Company nor any Company Subsidiary is subject to any outstanding order, writ, injunction, judgment or decree that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

3.16 Real Property.

(a) Section 3.16(a) of the Company Disclosure Letter sets forth a true and complete list of all real property owned in fee by the Company or any Company Subsidiary (collectively, the “Company Owned Real Property”) and the address for each Company Owned Real Property. The Company or a Company Subsidiary, as the case may be, holds good and marketable fee title to the Company Owned Real Property, free and clear of all Liens, except for such Liens that would not reasonably be expected to have a Company Material Adverse Effect.

(b) Section 3.16(b) of the Company Disclosure Letter sets forth (i) a true and complete list of each material lease or sublease for real property under which the Company or any Company Subsidiary (other than Tropical Shipping and Construction Company Limited) is a lessee or sublessee and (ii) a true and complete list of the material real property leased or subleased by Tropical Shipping and Construction Company Limited (the real property underlying the leases in clause (i) and the real property described in clause (ii), collectively, the “Company Leased Real Property” and each such lease or sublease, a “Company Real Property Lease”); and (i) to the knowledge of the Company, each Company Real Property Lease is valid and in full force and effect and enforceable against the Company or any Company Subsidiary party thereto, in accordance with its terms, except that, (A) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (B) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought; (ii) no notices of default under any Company Real Property Lease have been received by the Company or any Company Subsidiary that have not been resolved; and (iii) neither the Company nor any Company Subsidiary is in default under any Company Real Property Lease, and no event has occurred which, with the passage of time, the giving of notice, or both, would constitute a default thereunder by the Company or any Company Subsidiary, and, to the knowledge of the Company, no landlord thereunder is in default and no event has occurred which, with the passage of time, the giving of notice, or both, would constitute a default thereunder by any landlord that, in each of the foregoing cases, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(c) The Company Owned Real Property and the Company Leased Real Property are referred to collectively herein as the “Company Real Property.” With respect to the Company Real Property and the easements, permits and licenses material to the operation of the business of the Company and the Company Subsidiaries (such easements, permits and licenses being collectively referred to herein as the “Company Real Property Rights”), neither the Company nor any Company Subsidiary has received any written notice of, nor to the knowledge of the Company does there exist as of the date of this Agreement any pending, threatened or contemplated condemnation or similar proceedings, or any sale or other disposition of any Company Real Property or Company Real Property Rights, or any part thereof, in lieu of condemnation that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. The Company and the Company Subsidiaries have lawful rights of use and access to all Company Real Property and Company Real Property Rights, in each case, necessary to conduct their businesses substantially as presently conducted, except as would not reasonably be expected to have a Company Material Adverse Effect.

(d) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company or Company Subsidiaries hold all easements, permits and licenses material to the operation of the business of the Company and Company Subsidiaries, without, to the knowledge of the Company, any conflict with the rights of others.

(e) There are no options, rights of first offer, rights of first refusal or contracts outstanding for the sale, exchange, or transfer of any material portion of the Company Owned Real Property or, to the knowledge of the Company, any other Company Real Property.

(f) No material portion of any Company Real Property has been damaged or destroyed by fire or other casualty and not fully repaired, restored or replaced, except as such damage or destruction would not reasonably be expected to have a Company Material Adverse Effect.

3.17 Environmental Matters. Other than with respect to the Company’s liability with respect to the manufactured gas plants listed in Section 3.17 of the Company Disclosure Letter and except as set forth at Section 3.17 of the Company Disclosure Letter or except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) The Company and each Company Subsidiary is, and at all times since January 1, 2008, has been, in compliance with applicable Environmental Laws, in possession of all Environmental Permits necessary to conduct their current operations, and are in compliance with their respective Environmental Permits. All such Environmental Permits are valid and in full force and effect.

(b) None of the Company or any Company Subsidiary has received any written notice, demand, letter or claim alleging that the Company or such Company Subsidiary is in violation of, or liable under, any Environmental Law, including with respect to the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances, and, to the knowledge of the Company, there is no basis for any such notice, demand or claim.

(c) None of the Company or any Company Subsidiary has entered into or, to the knowledge of the Company, is subject to any judgment, order, writ, injunction or decree relating to compliance with Environmental Laws or the Release or threatened Release of any Hazardous Substance.

(d) To the knowledge of the Company, there has been no Release or threatened Release of any Hazardous Substance at, on, under or from any property currently or formerly owned, leased, operated or used by the Company or any Company Subsidiary or any other location, in concentrations or under conditions or circumstances that (i) would reasonably be expected to result in liability for the Company or any Company Subsidiary under any Environmental Laws or (ii) would require reporting, investigation, remediation, or other corrective or response action by the Company or any Company Subsidiary under any Environmental Laws and that has not otherwise been addressed through such reporting, investigation, remediation, or other corrective or response action by the Company or any Company Subsidiary.

(e) None of the execution, delivery or performance of this Agreement by the Company, or the consummation by the Company of the Merger, Subsequent Merger or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, declaration, authorization or permit of, or filing or registration with or notification to, or any other action by or in respect of, any Governmental Entity under, or conflict with or violate any, Environmental Law.

Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.17 and the representations and warranties made in Section 3.7 (to the extent the Company’s financial statements or filings relate to or address environmental matters) are the sole and exclusive representations and warranties made by the Company in this Agreement with respect to Hazardous Substances, Environmental Laws and Environmental Permits.

3.18 Intellectual Property.

(a) To the knowledge of the Company, the Company and the Company Subsidiaries own or have the right to use, free and clear of all Liens, all Intellectual Property necessary to conduct the businesses of the Company and the Company Subsidiaries substantially as presently conducted except where the failure to so own or have such right, or the presence of such Liens, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Since December 31, 2009, the Company has not received written notice and, to the knowledge of the Company, no claim has been threatened by any Person, challenging the use or ownership by the Company or the Company Subsidiaries of any Intellectual Property, except for claims that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) To the knowledge of the Company, (i) the use of the Intellectual Property owned by the Company or any of the Company Subsidiaries by the Company or any of the Company Subsidiaries does not infringe upon, violate or constitute a misappropriation of any third party right, title or interest in any Intellectual Property, and (ii) the Company has not received any written notice from any third party that the use of the Intellectual Property by the Company or any of the Company Subsidiaries infringes upon, violates or constitutes a misappropriation of any third party right, title or interest in any Intellectual Property.

(d) Since December 31, 2009, to the knowledge of the Company, the Intellectual Property owned by the Company or any Company Subsidiary has not been used or enforced or has failed to be used or enforced in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of any such Intellectual Property, except for such conflicts, infringements, violations, interferences, claims, invalidity, abandonments, cancellations or unenforceability that could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.19 Tax Matters.

(a) The Company and each Company Subsidiary have timely filed with the appropriate Tax Authority all income and other material Tax Returns required to be filed, in the manner required by applicable Law, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were true, correct, complete and accurate, subject in each case to such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All material Taxes due and payable by the Company or any Company Subsidiary have been paid within the time and in the manner required by applicable Law (whether or not shown or required to be shown on a Tax Return).

(b) Except as has not had and as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) there are no audits, claims, assessments, administrative proceedings, judicial proceedings or other proceedings pending with regard to any Taxes or Tax Returns of the Company or any Company Subsidiary; (ii) neither the Company nor any Company Subsidiary has received a written notice or announcement of any audits, claims, assessments, administrative proceedings, judicial proceedings or other proceedings; (iii) neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year; and (iv) there are no assessments, claims, adjustments, or deficiencies with respect to Taxes against the Company or any Company Subsidiary that remains unpaid.

(c) There are no Tax Liens upon any property or assets of the Company or any Company Subsidiary except Liens for current Taxes not yet due and payable and Liens for Taxes being contested in good faith by appropriate proceedings, in each case, for which appropriate reserves have been set up in accordance with GAAP.

(d) Subject to such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary is liable for the Taxes of any other Person (other than the Company or a Company Subsidiary) under Treasury Regulation 1.1502-6 or any similar provision of state, local or foreign Tax Law, by contract, by assumption, by operation of Law, or as a transferee or successor.

(e) Other than assets subject to Section 168(g)(1)(A) of the Code held by a Company Subsidiary that is not a U.S. Person, none of the assets of the Company or any Company Subsidiary (i) are “tax exempt use property” within the meaning of Section 168(h) of the Code or is otherwise subject to the restrictions provided in Section 168(f), (g), (h) or (i) of the Code or (ii) directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code.

(f) The Company and the Company Subsidiaries have complied with the normalization rules described in Section 168(i)(9) of the Code and any other applicable provisions of the Code or Regulations with respect to any public utility property (as defined in Section 168(i)(10) of the Code).

(g) Since January 1, 2008, neither the Company nor any Company Subsidiary has been a party to any transaction treated by the parties thereto as a distribution to which Section 355 of the Code applied.

(h) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the five-year period ending on the Closing Date.

(i) Neither the Company nor any Company Subsidiary has engaged in any transaction that gives rise to a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the Treasury Regulations thereunder.

3.20 Tax Treatment. Neither the Company nor any Company Subsidiary has taken any action or failed to take any action or knows of any fact, agreement, plan or other circumstance that would, to the knowledge of the Company, jeopardize the qualification of the Merger and the Subsequent Merger, taken together as a single integrated transaction for U.S. federal income tax purposes, and along with the other transactions effected pursuant to this Agreement, as a “reorganization” within the meaning of Section 368(a) of the Code.

3.21 Opinion of Financial Advisor. The Company Board has received the oral opinion (subsequently to be set forth in writing) of J.P. Morgan Securities LLC on December 6, 2010 to the effect that, as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock.

3.22 Insurance. All material fire, liability, workers’ compensation, property, casualty and other forms of insurance policies maintained by the Company and the Company Subsidiaries (collectively, the “Company Insurance Policies”) are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of the Company and the Company Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. Each

Company Insurance Policy is in full force and effect and all premiums due with respect to all Company Insurance Policies have been paid, with such exceptions that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect.

3.23 Brokers. Except for the Company’s obligations to J.P. Morgan Securities LLC, the Company’s financial advisor, pursuant to an engagement letter, a copy of which has been provided to Parent, neither the Company nor any Company Subsidiary, nor any of their respective directors, officers or employees has incurred, on behalf of the Company or any Company Subsidiary, any obligation to pay any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement.

3.24 Trading. The Company has established risk parameters, limits and guidelines (including position limits and limitations on working capital and VaR) in compliance with the risk management policy approved by the Company (the “Company Trading Guidelines”) to restrict the level of risk that the Company and the non-utility Company Subsidiaries are authorized to take with respect to, among other things, the net position resulting from all physical commodity transactions, exchange-traded futures and options transactions, over-the-counter transactions and derivatives thereof and similar transactions (the “Net Company Position”) and monitors compliance by the Company and the non-utility Company Subsidiaries with such Company Trading Guidelines. The Company has provided a copy of the Company Trading Guidelines to Parent prior to the date of this Agreement. At no time between September 30, 2010 and the date hereof, (a) has the Net Company Position not been within the risk parameters in all material respects that are set forth in the Company Trading Guidelines, or (b) has the exposure of the Company and the non-utility Company Subsidiaries with respect to the Net Company Position resulting from all such transactions been material to the Company and the Company Subsidiaries taken as a whole. From September 30, 2010 to the date hereof, the Company and the Company Subsidiaries have not, in accordance with generally recognized mark to market accounting policies, experienced an aggregate net loss in its trading and related operations that would have a Company Material Adverse Effect.

3.25 Regulation as a Utility.

(a) The Company is “holding company” of a “single state holding company system” under Public Utility Holding Company Act of 2005 (“PUHCA 2005”). Nicor Gas is a “local distribution company” and a “Hinshaw pipeline” exempt from FERC regulation as a “natural gas company” pursuant to the Natural Gas Act (the “NGA”) sections 1(b) and/or 1(c), 15 U.S.C. §§ 717 (b), (c). Under FERC regulation, the Nicor Gas section 1(c) exemption also exempts the Company from FERC PUHCA 2005 regulation. In addition, Nicor Gas holds a blanket certificate pursuant to 18 C.F.R. § 284.224 authorizing Nicor Gas to provide certain transportation services in interstate commerce subject to the NGA.

(b) Nicor Gas is regulated as a “gas company” under the Illinois Statutes.

(c) Central Valley Gas Storage, L.L.C., a wholly-owned subsidiary of the Company is also regulated as a “gas corporation” under Section 222 of the California Public Utilities Code and as a “public utility” under Section 216 of the California Public Utilities Code. Central Valley Gas Storage, L.L.C. is developing a natural gas storage facility that will qualify as an “intrastate pipeline” and/or a “Hinshaw pipeline” exempt from FERC regulation under NGA sections 1(b) and/or 1(c), 15 U.S.C. §§ 717 (b), (c).

(d) Except for (i) the regulation of the Company by FERC as a holding company of a single state holding company system under PUHCA 2005, (ii) the regulation of Nicor Gas by FERC as a “local distribution company” and/or a “Hinshaw pipeline” transporting natural gas in interstate commerce under the NGA, (iii) the regulation of Nicor Gas Company by the ICC, and (iv) the regulation of Central Valley Gas Storage, L.L.C. by the California Public Utilities Commission as a “gas corporation” and a “public utility” under the California Public Utilities Code, neither the Company nor any Company Subsidiary is subject to regulation as a public utility or public service company (or similar designation) by any state in the United States having jurisdiction over them or their respective properties or assets. In addition, neither the Company nor any Company Subsidiary is subject to regulation as a public utility by FERC under Section 201(e) of the Federal Power Act, 16 U.S.C. § 824(e).

3.26 No Additional Representations. The Company has undertaken an independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of Parent and the Parent Subsidiaries. The Company acknowledges that in entering into this Agreement, the Company relied solely upon its independent investigation and analysis and the representations and warranties of Parent and the Parent Subsidiaries set forth in Section 4 and none of Parent, Merger Sub or Merger LLC makes any representation or warranty as to any matter whatsoever except as expressly set forth in this Agreement or in any certificate delivered by Parent, Merger Sub or Merger LLC to the Company in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that none of Parent, Merger Sub or Merger LLC makes any representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to the Company (or any of their respective affiliates, officers, directors, employees or Company Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and its Subsidiaries or (b) the future business and operations of Parent and its Subsidiaries. Absent fraud, Parent, the Parent Subsidiaries, and their respective affiliates, shareholders and members, and the Parent Representatives shall have no liability or responsibility based upon any information provided or made available or statements made or omissions therefrom to the Company, the Company Subsidiaries or the Company Representatives, except as and only to the extent expressly set forth in this Agreement (as qualified by the Parent Disclosure Letter).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

OF PARENT, MERGER SUB AND MERGER LLC

Except as set forth in, or qualified by any matter set forth in, the Parent SEC Documents (excluding any disclosures contained under the heading “Risk Factors” or in any section relating to “forward-looking statements” to the extent that they are cautionary, predictive or forward-looking in nature) or the disclosure letter delivered by Parent, Merger Sub and Merger LLC to the Company prior to the execution of this Agreement, including the documents attached to or delivered together with such disclosure letter (the “Parent Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representations, warranties or covenants is reasonably apparent), Parent, Merger Sub and Merger LLC hereby represent and warrant to the Company as follows:

4.1 Organization and Qualification. Each of Parent, Merger Sub and Merger LLC is duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation or organization and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each of Parent, Merger Sub and Merger LLC is duly qualified or licensed to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification or license, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

4.2 Capitalization.

(a) The authorized capital stock of Parent consists of (i) 750,000,000 shares of common stock, par value $5.00 per share (the “Parent Common Stock”), of which, as of the close of business on November 30, 2010, there were 78,061,155 shares issued and outstanding (including 2,637 shares of Parent Common Stock held in treasury), (ii) 10,000,000 shares of preferred stock, with or without par value (the “Parent Preferred Stock”), none of which was outstanding as of the close of business on November 30, 2010 and (iii) 10,000,000 shares of Class A Junior Participating Preferred Stock, none of which is outstanding. All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b) As of the close of business on November 30, 2010, Parent has no shares of Parent Common Stock or Parent Preferred Stock reserved for or otherwise subject to issuance, except for 3,766,924 shares of Parent Common Stock reserved for issuance pursuant to incentive or other compensation plans or arrangements for directors, officers and employees of Parent and its Subsidiaries.

(c) Except for incentive or other compensation plans or arrangements for directors, officers and employees of Parent and its Subsidiaries, there are no (i) options, warrants or other rights relating to any Equity Interests of Parent or any Subsidiary of Parent (each, a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”) or (ii) agreements or arrangements obligating Parent or any Parent Subsidiary to issue, acquire or sell any Equity Interests of Parent or any Parent Subsidiary. Since the close of business on November 30, 2010, Parent has not issued any shares of Parent Common Stock or other Equity Interests (other than 1,000 shares of Parent Common Stock issued under its incentive or other compensation plans or arrangements for directors, officers and employees).

(d) There are no bonds, debentures, notes or other indebtedness of Parent or any Parent Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of common stock of Parent or of any Parent Subsidiary may vote.

(e) There are no outstanding obligations of Parent or any Parent Subsidiary (i) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (ii) requiring the registration for sale of or (iii) granting any preemptive or antidilutive rights with respect to, any Equity Interests in Parent or any Parent Subsidiary.

(f) Parent or another Parent Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other Equity Interests of each of the Parent Subsidiaries, free and clear of any Liens (other than transfer and other restrictions under applicable federal and state securities Laws), and all of such shares of capital stock or other Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for Equity Interests in the Parent Subsidiaries, neither Parent nor any Parent Subsidiary owns directly or indirectly any Equity Interest in any Person, or has any obligation to acquire any such Equity Interest, or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any Parent Subsidiary or any other Person. There are no outstanding obligations to which Parent or any Parent Subsidiary is a party (i) restricting the transfer of or (ii) limiting the exercise of voting rights with respect to any Equity Interests in any Parent Subsidiary.

(g) The authorized capital stock of Merger Sub consists of 1000 shares of common stock, par value $0.01 per share all of which are validly issued and outstanding. Merger Sub has no Equity Interests reserved for or otherwise subject to issuance.

4.3 Authority.

(a) Each of Parent, Merger Sub and Merger LLC has all requisite organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger, subject to receipt of the Parent Shareholder Approval and any regulatory approvals referenced in Section 4.5. The execution, delivery and performance of this Agreement by each of Parent, Merger Sub and Merger LLC, and the consummation by Parent, Merger Sub and Merger LLC of the transactions contemplated hereby, have been duly and validly authorized by all requisite corporate or limited liability company action, as applicable, and no other corporate or limited liability company proceedings on the part of Parent, Merger Sub or Merger LLC and no shareholder or member votes are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby, other than, with respect to the Merger, the Parent Shareholder Approval. This Agreement has been duly authorized and validly executed and delivered by Parent, Merger Sub and Merger LLC, and assuming due authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of Parent, Merger Sub and Merger LLC, enforceable against Parent, Merger Sub and Merger LLC in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought.

(b) Required Vote. (i) The affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock approving the Charter Amendment and (ii) the affirmative vote of the holders of a majority of the shares of Parent Common Stock represented at the Parent Shareholder Meeting and entitled to vote thereon approving the Share Issuance pursuant to Section 312.03 of the NYSE Listed Company Manual, provided that a majority of the shares of the outstanding Parent Common Stock is present and votes on such proposal at the Parent Shareholder Meeting (collectively, the “Parent Shareholder Approval”) are the only votes of the holders of any class or series of shares or other securities of Parent necessary to approve the Merger, this Agreement, the Charter Amendment, the Share Issuance and the other transactions contemplated hereby.

4.4 No Conflict. None of the execution, delivery or performance of this Agreement by Parent, Merger Sub or Merger LLC, or the consummation by Parent, Merger Sub or Merger LLC of the Merger, Subsequent Merger or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both): (a) conflict with or violate any provision of the articles of incorporation, articles of organization, bylaws or operating agreement of Parent, Merger Sub or Merger LLC; (b) assuming that all consents, approvals, authorizations and permits described in Section 4.5 have been obtained and all filings and notifications described in Section 4.5 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent, Merger Sub, Merger LLC or any other Parent Subsidiary or any of their respective properties or assets; or (c) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of Parent, Merger Sub, Merger LLC or any other Parent Subsidiary pursuant to any Contract or permit to which Parent, Merger Sub, Merger LLC or any other Parent Subsidiary is a party or by which they or any of their respective properties or assets are bound, except, with respect to clauses (b) and (c), for any such conflicts, violations, consents, breaches, losses, defaults, other occurrences or Liens which, individually or in the aggregate, have not had and would not (i) reasonably be expected to have a Parent Material Adverse Effect or (ii) prevent or materially delay the consummation of the transactions contemplated by this Agreement.

4.5 Required Filings and Consents. None of the execution, delivery or performance of this Agreement by Parent, Merger Sub and Merger LLC, or the consummation by Parent, Merger Sub and Merger LLC of the Merger, Subsequent Merger or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, declaration, authorization or permit of, or filing or registration with or notification to, or any other action by or in respect of, any Governmental Entity, other than (a) the filing and recordation of the Articles of Merger as required by the IBCA, (b) the Parent Shareholder Approval, (c) compliance with any applicable requirements of the HSR Act, (d) if necessary, the approval of the ICC, (e) if necessary, the approval of the CPUC of a change in control over Central Valley Gas Storage, LLC, (f) compliance with the applicable requirements of the Securities Act and the Exchange Act, including filings with the SEC as may be required by Parent, Merger Sub or Merger LLC in connection with this Agreement and the transactions contemplated hereby, including the Form S-4, (g) compliance with any applicable foreign securities Laws or Blue Sky Laws, (h) filings required under the rules and regulations of the NYSE, and (i) such other consents, approvals, declarations, authorizations, permits, filings, registrations, notifications or actions which, if not obtained or made, would not (A) reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (B) prevent or materially delay the consummation of the transactions contemplated by this Agreement.

4.6 Permits; Compliance with Laws.

(a) Each of Parent, Merger Sub, Merger LLC and each other Parent Subsidiary is in possession of all authorizations, licenses, permits, franchises, grants, consents, qualifications, permissions, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity necessary for Parent and each Parent Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted (the “Parent Permits”), except where the failure to have, or the suspension or cancellation of, or the failure to be in full force and effect of, any Parent Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. All Parent Permits are valid and in full force and effect, except where the failure to be in full force and effect would not be reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each Parent Subsidiary is in compliance in all respects with the terms and requirements of such Parent Permits, except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) None of Parent, Merger Sub, Merger LLC or any other Parent Subsidiary is in conflict with, default under or violation of, any Law applicable to Parent, Merger Sub, Merger LLC or any other Parent Subsidiary or by which any property or asset of Parent, Merger Sub, Merger LLC or any other Parent Subsidiary is bound or affected, except for any conflicts, defaults or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. To the knowledge of Parent, no investigation by any Governmental Entity with respect to Parent, Merger Sub, Merger LLC or any other Parent Subsidiary is pending, nor has any Governmental Entity indicated to Parent or any Parent Subsidiary an intention to conduct any such investigation, except for such investigations, the outcomes of which if determined adversely to Parent, Merger Sub, Merger LLC or any other Parent Subsidiary, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

4.7 SEC Filings; Financial Statements.

(a) Since January 1, 2008, Parent and each of the Parent Subsidiaries set forth in Section 4.7 of the Parent Disclosure Letter (collectively, the “Parent Subsidiary Issuers”) has filed with, or otherwise furnished to, as applicable, all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and other documents required to be filed with or furnished by it to the SEC pursuant to the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act (such documents and any other documents filed by Parent with or furnished by Parent to the SEC, together with any supplements, modifications and amendments thereto since the time of filing through the date hereof, collectively, the “Parent SEC Documents” and such documents and any other documents filed by any Parent Subsidiary Issuer with or furnished by any Parent Subsidiary Issuer to the SEC, together with any supplements, modifications and amendments thereto since the time of filing, collectively, the “Parent Subsidiary SEC Documents”). As of their respective filing dates and, if supplemented, modified or amended since the time of filing, as of the date of such supplement, modification or amendment, the Parent SEC Documents and the Parent Subsidiary SEC Documents (i) did not at the time each such document was filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, and the Sarbanes-Oxley Act. Except for the Parent Subsidiary Issuers, none of the Parent Subsidiaries is currently required to file any forms or reports with the SEC.

(b) The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent and the consolidated Parent Subsidiaries (including, in each case, any related notes and schedules thereto) included in the Parent SEC Documents (collectively, the “Parent Financial Statements”), (i) complied as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP (as in effect in the United States on the date of such Parent Financial Statement) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act) and (iii) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in shareholders’ equity of Parent and the consolidated Parent Subsidiaries as of the dates and for the periods referred to therein (except, in the case of interim financial statements, for normal and recurring year-end adjustments as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act).

4.8 Internal Controls. Parent has established and maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) intended to provide reasonable assurances regarding the reliability of financial reporting for Parent and the Parent Subsidiaries. Parent has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2009, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls prior to the date hereof, Parent has disclosed to Parent’s auditors and the audit committee of the Parent Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to the Company prior to the date hereof.

4.9 No Undisclosed Liabilities. Except for those liabilities and obligations (a) reserved against or provided for in the Parent Financial Statements, (b) incurred since September 30, 2010 in the ordinary course of business consistent with past practice, (c) incurred under this Agreement or in connection with the transactions contemplated hereby, including the Merger and Subsequent Merger or (d) that otherwise have not had and would not reasonably be expected to have a Parent Material Adverse Effect, none of Parent, Merger Sub, Merger LLC or any other Parent Subsidiary is, as of the date of this Agreement, subject to any liabilities or obligations of any nature, whether accrued, absolute, determined, determinable, fixed, contingent or otherwise, that would be required to be recorded or reflected on a balance sheet in accordance with GAAP as of the date hereof.

4.10 Information Supplied. The information supplied or to be supplied by or on behalf of Parent, Merger Sub and Merger LLC in writing expressly for inclusion or incorporation by reference in (i) the Form S-4 will not, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement will not, at the date mailed to the Company’s shareholders or Parent’s shareholders or at the time of the Company Shareholder Meeting or the Parent Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations thereunder. Notwithstanding the foregoing, Parent makes no representation with respect to statements made or incorporated by reference therein based on information supplied by the Company in writing expressly for inclusion (including by incorporation by reference) in the Form S-4 or the Joint Proxy Statement.

4.11 Absence of Certain Changes.

(a) Since December 31, 2009, through the date of this Agreement, there has not been any Parent Material Adverse Effect or any change(s), event(s), or development(s) which have had or would reasonably be expected to have, individually or in the aggregate with all other such change(s), event(s) or development(s), a Parent Material Adverse Effect.

(b) Since September 30, 2010, through the date of this Agreement, none of Parent, Merger Sub, Merger LLC or any other Parent Subsidiary has taken any action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of any of the clauses (i)-(xiv) of Section 5.1(b).

4.12 Employee Benefit Plans.

(a) List of Plans. The Parent Disclosure Letter sets forth a true and complete list of each material “employee benefit plan” as defined in Section 3(3) of ERISA (each a “Parent Benefit Plan”).

(b) General Compliance. Each Parent Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code. With respect to the Parent Benefit Plans, no event has occurred and, to the knowledge of Parent, there exists no condition or set of circumstances in connection with which Parent could be subject to any material liability (other than for routine benefit liabilities) under the terms of, or with respect to, such Parent Benefit Plans, ERISA, the Code or any other Law applicable to such Parent Benefit Plans.

(c) Tax Qualification of Plans. (i) Each Parent Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the IRS as to its qualified status or may rely upon an opinion letter for a prototype plan and, to the knowledge of Parent, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Parent Benefit Plan, (ii) to the knowledge of Parent, there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Parent Benefit Plan that could result in material liability to Parent, and (iii) no suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of Parent, is threatened against or with respect to any such Parent Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims).

(d) Single Employer Plans. Section 4.12(d) of the Parent Disclosure Letter lists each Parent Benefit Plan that is a single-employer pension plan subject to Title IV of ERISA. Neither Parent nor any Parent Subsidiary has any material liability under Title IV of ERISA that has not been satisfied in full, and no condition exists that presents a material risk to Parent or any Parent Subsidiary of incurring or being subject (whether primarily, jointly or secondarily) to a material liability thereunder. With respect to each Parent Benefit Plan that is subject to Title IV or Part 3 of Title I of ERISA or Section 412 of the Code (other than a Multiemployer Plan), (i) no reportable event (within the meaning of Section 4043 of ERISA, other than an event for which the reporting requirements have been waived by regulations) has occurred or is expected to occur, (ii) Parent and each Parent Subsidiary has made when due any installments required under Section 412 of the Code and Section 302 of ERISA, (iii) neither Parent nor any ERISA Affiliate is required to provide security under Section 436(f) of the Code, (iv) all premiums (and interest charges and penalties for late payment, if applicable) have been paid when due to the PBGC, (v) no filing has been made by Parent or any Parent Subsidiary with the PBGC and no proceeding has been commenced by the PBGC to terminate any Parent Benefit Plan and no condition exists which could constitute grounds for the termination of any such Parent Benefit Plan by the PBGC and (vi) no liability has been incurred under Section 4062(e) of ERISA.

(e) Multiemployer Plans. Section 4.12(e) of the Parent Disclosure Letter lists each Parent Benefit Plan that is a Multiemployer Plan. With respect to each Parent Benefit Plan that is a Multiemployer Plan,

(i) neither Parent nor any ERISA Affiliate has incurred any withdrawal liability under Section 4201 of ERISA nor does Parent or any Parent Subsidiary expect to withdraw in a “complete withdrawal” or “partial withdrawal” within the meaning of Section 4203 and 4205 of ERISA, (ii) all contributions required to be made to any such Parent Benefit Plan have been timely made, and (iii) to the knowledge of Parent, no such Multiemployer Plan has been terminated, has been in or is about to be in reorganization under or is in “critical” or “endangered” status under Section 432 of the Code or Section 305 of ERISA so as to result directly or indirectly in any increase in contributions under Section 4243 of ERISA or in liability contingent or otherwise to Parent or any ERISA Affiliate.

4.13 Litigation. As of the date hereof, there is no (a) suit, claim, action or proceeding to which Parent, Merger Sub, Merger LLC or any other Parent Subsidiary is a party pending, or, to the knowledge of Parent, Merger Sub or Merger LLC, threatened, or (b) to the knowledge of Parent, investigation involving Parent, Merger Sub or Merger LLC, in each case that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect or challenges the validity or propriety of the Merger or the Subsequent Merger. None of Parent, Merger Sub, Merger LLC or any other Parent Subsidiary is subject to any outstanding order, writ, injunction, judgment or decree that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

4.14 Environmental Matters. Except as set forth at Section 4.14 of the Parent Disclosure Letter or except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) Parent and each Parent Subsidiary is, and at all times since January 1, 2008, has been, in compliance with applicable Environmental Laws, in possession of all Environmental Permits necessary to conduct their current operations, and in compliance with their respective Environmental Permits. All such Environmental Permits are valid and in full force and effect.

(b) None of Parent or any Parent Subsidiary has received any written notice, demand, letter or claim alleging that Parent or such Parent Subsidiary is in violation of, or liable under, any Environmental Law, including with respect to the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances, and, to the knowledge of Parent, there is no basis for any such notice, demand or claim.

(c) None of Parent or any Parent Subsidiary has entered into or, to the knowledge of Parent, is subject to any judgment, order, writ, injunction or decree relating to compliance with Environmental Laws or the Release or threatened Release of any Hazardous Substance.

(d) To the knowledge of Parent, there has been no Release or threatened Release of any Hazardous Substance at, on, under or from any property currently or formerly owned, leased, operated or used by Parent or any Parent Subsidiary or any other location, in concentrations or under conditions or circumstances that (i) would reasonably be expected to result in liability for the Parent or any Parent Subsidiary under any Environmental Laws or (ii) would require reporting, investigation, remediation, or other corrective or response action by Parent or any Parent Subsidiary under any Environmental Laws and that has not otherwise been addressed through such reporting, investigation, remediation, or other corrective or response action by the Parent or any Parent Subsidiary.

(e) None of the execution, delivery or performance of this Agreement by Parent, or the consummation by Parent of the Merger, Subsequent Merger or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, declaration, authorization or permit of, or filing or registration with or notification to, or any other action by or in respect of, any Governmental Entity under, or conflict with or violate any, Environmental Law.

Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 4.14 and the representations and warranties made in Section 4.7 (to the extent Parent’s financial statements or filings relate to or address environmental matters) are the sole and exclusive representations and warranties made by Parent, Merger Sub and Merger LLC in this Agreement with respect to Hazardous Substances, Environmental Laws and Environmental Permits.

4.15 Tax Matters.

(a) Parent and each Parent Subsidiary have timely filed with the appropriate Tax Authority all income and other material Tax Returns required to be filed, in the manner required by applicable Law, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were true, correct, complete and accurate, subject in each case to such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All material Taxes due and payable by Parent or any Parent Subsidiary have been paid within the time and in the manner required by applicable Law (whether or not shown or required to be shown on a Tax Return).

(b) Except as has not had and as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) there are no audits, claims, assessments, administrative proceedings, judicial proceedings or other proceedings pending with regard to any Taxes or Tax Returns of Parent or any Parent Subsidiary; (ii) neither Parent nor any Parent Subsidiary has received a written notice or announcement of any audits, claims, assessments, administrative proceedings, judicial proceedings or other proceedings; (iii) neither Parent nor any Parent Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year; and (iv) there are no assessments, claims, adjustments or deficiencies with respect to Taxes against Parent or any Parent Subsidiary that remains unpaid.

(c) There are no Tax Liens upon any property or assets of Parent or any Parent Subsidiary except Liens for current Taxes not yet due and payable and Liens for Taxes being contested in good faith by appropriate proceedings, in each case, for which appropriate reserves have been set up in accordance with GAAP.

(d) Subject to such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any Parent Subsidiary is liable for the Taxes of any other Person (other than Parent or a Parent Subsidiary) under Treasury Regulation 1.1502-6 or any similar provision of state, local or foreign Tax Law, by contract, by assumption, by operation of Law, or as a transferee or successor.

(e) Other than assets subject to Section 168(g)(1)(A) of the Code held by a Parent Subsidiary that is not a U.S. Person, none of the assets of Parent or any Parent Subsidiary are (i) “tax exempt use property” within the meaning of Section 168(h) of the Code or is otherwise subject to the restrictions provided in Section 168(f), (g), (h) or (i) of the Code or (ii) directly or indirectly secures any debt, the interest on which is tax exempt under Section 103(a) of the Code.

(f) Parent and the Parent Subsidiaries have complied with the normalization rules described in Section 168(i)(9) of the Code and any other applicable provisions of the Code or Regulations with respect to any public utility property (as defined in Section 168(i)(10) of the Code).

(g) Since January 1, 2008, neither Parent nor any Parent Subsidiary has been a party to any transaction treated by the parties thereto as a distribution to which Section 355 of the Code applied.

(h) Neither Parent nor any Parent Subsidiary has engaged in any transaction that gives rise to a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the Treasury Regulations thereunder.

4.16 Tax Treatment. Neither Parent nor any Parent Subsidiary has taken any action or failed to take any action or knows of any fact, agreement, plan or other circumstance that would, to the knowledge of Parent, jeopardize the qualification of the Merger and the Subsequent Merger, taken together as a single integrated transaction for U.S. federal income tax purposes, and along with the other transactions effected pursuant to this Agreement, as a “reorganization” within the meaning of Section 368(a) of the Code.

4.17 Ownership of Company Capital Stock. None of Parent, Merger Sub, Merger LLC or any other Parent Subsidiary beneficially owns, as of the date hereof, any Shares or any other securities convertible into or exchangeable or exercisable for, Company Common Stock. Other than as contemplated by this Agreement, none of Parent, Merger Sub or Merger LLC owns, nor at any time during the last three years has owned, any Shares or any other securities convertible into or exchangeable or exercisable for, Shares or otherwise been, an “interested shareholder” of the Company within the meaning of Section 5/11.75 of the IBCA.

4.18 Sufficient Funds.

(a) At the Closing, Parent and Merger Sub will have sufficient funds to consummate the Merger.

(b) Parent and Merger Sub have received and accepted and agreed to a commitment letter, dated December 6, 2010 (the “Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) relating to the commitment of the Lenders to provide the debt financing required to consummate the transactions contemplated by this Agreement. The debt financing required to consummate the transactions contemplated by this Agreement, including the Merger and Subsequent Merger, whether obtained pursuant to the arrangements contemplated by the Commitment Letter or through a substitute permanent financing arrangement which may involve a public offering of debt securities, is collectively referred to in this Agreement as the “Financing”. A complete and correct copy of the executed Commitment Letter has been provided to the Company.

(c) The Financing, when funded in accordance with the Commitment Letter, will provide Parent with acquisition financing at the Effective Time, as applicable, sufficient to consummate the transactions contemplated by this Agreement on the terms contemplated by this Agreement and to pay the cash portion of the Merger Consideration. At the Closing, Parent and Merger Sub will have sufficient funds to (i) effect any repayment or refinancing of debt of Parent or the Company or their respective Subsidiaries contemplated by or necessary in connection with this Agreement (and the transactions contemplated hereby) or the Commitment Letter, and (ii) pay all transaction fees and expenses of Parent, the Company and their respective Subsidiaries.

(d) The Commitment Letter is valid, binding and in full force and effect and no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach or an incurable failure to satisfy a condition precedent on the part of Parent, Merger Sub or Merger LLC under the terms and conditions of the Commitment Letter, other than any such default or breach that has been waived by the Lenders or otherwise cured in a timely manner by Parent, Merger Sub or Merger LLC to the satisfaction of the Lenders, as the case may be. The Commitment Letter has not been assigned, amended, restated or otherwise modified prior to the date of this Agreement, and the respective commitments contained in the Commitment Letter have not been withdrawn, modified or rescinded in any respect prior to the date of this Agreement. There are no conditions precedent (including any “flex” provision set forth in the associated fee letter) related to the funding of the full amount of the Financing, other than as expressly set forth in or contemplated by the Commitment Letter. As of the date hereof, Parent, Merger Sub and Merger LLC do not have any reason to believe that any conditions of the Financing will not be satisfied or that the Financing will not be available to Parent, Merger Sub or Merger LLC at the Effective Time. Parent, Merger Sub and Merger LLC have paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letter on or before the date of this Agreement.

4.19 Ownership of Merger Sub and Merger LLC; No Prior Activities.

(a) Merger Sub and Merger LLC were formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the outstanding capital stock of Merger Sub and all of the membership interests of Merger LLC are owned directly by Parent. There are no options, warrants or other rights, agreements, arrangements or commitments to which Merger Sub or Merger LLC is a party relating to the issued or unissued Equity Interests in Merger Sub or Merger LLC or obligating Merger Sub or Merger

LLC to grant, issue or sell any of its respective Equity Interests by sale or otherwise. There are no obligations, contingent or otherwise, of Merger Sub or Merger LLC to repurchase, redeem or otherwise acquire any shares of the capital stock of Merger Sub or any of the membership interests of Merger LLC. Except for obligations or liabilities incurred in connection with its incorporation and the transactions contemplated by this Agreement, Merger Sub and Merger LLC have not, and prior to the Effective Time will not have, incurred, directly or indirectly through any Subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

(b) Since its formation, Merger Sub has qualified as and been treated as a corporation for U.S. federal income tax purposes. Since its formation, Merger LLC has qualified as and been treated as disregarded as an entity separate from Parent for U.S. federal income tax purposes within the meaning of Treasury Regulations Section 301.7701-3(b)(1)(ii).

4.20 Management Arrangements. As of the date hereof, none of Parent, Merger Sub or Merger LLC, or their respective executive officers, directors or affiliates, has entered into any agreement, arrangement or understanding with any of the executive officers, directors or affiliates of the Company that is currently in effect or would or is expected to become effective in the future (upon consummation of the Merger or otherwise) and that, if effective at the date hereof, would be required to be disclosed under Item 1005(d) of Regulation M-A under the Exchange Act.

4.21 Opinion of Financial Advisor. The Parent Board has received the written opinion of Goldman Sachs & Co. dated December 6, 2010 to the effect that, as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration to be issued and paid in the Merger by Parent is fair, from a financial point of view, to Parent.

4.22 Brokers. Except for Parent’s obligations to Goldman Sachs & Co, Parent’s financial advisor, pursuant to an engagement letter, a copy of which has been provided to the Company, none of Parent, Merger Sub, Merger LLC or any other Parent Subsidiary, nor any of their respective shareholders, members, directors, officers, employees or affiliates, has incurred or will incur on behalf of Parent, Merger Sub, Merger LLC or any other Parent Subsidiary, any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement.

4.23 Trading. Parent has established risk parameters, limits and guidelines (including position limits and limitations on working capital and VaR) in compliance with the risk management policy approved by the Parent (the “Parent Trading Guidelines”) to restrict the level of risk that Parent and the non-utility Parent Subsidiaries are authorized to take with respect to, among other things, the net position resulting from all physical commodity transactions, exchange-traded futures and options transactions, over-the-counter transactions and derivatives thereof and similar transactions (the “Net Parent Position”) and monitor compliance by Parent and the non-utility Parent Subsidiaries with such Parent Trading Guidelines. Parent has provided a copy of the Parent Trading Guidelines to the Company prior to the date of this Agreement. At no time between September 30, 2010 and the date hereof, (a) has the Net Parent Position not been within the risk parameters in all material respects that are set forth in the Parent Trading Guidelines, or (b) has the exposure of Parent and the non-utility Parent Subsidiaries with respect to the Net Parent Position resulting from all such transactions been material to Parent and the Parent Subsidiaries taken as a whole. From September 30, 2010 to the date hereof, Parent and the Parent Subsidiaries have not, in accordance with generally recognized mark to market accounting policies, experienced an aggregate net loss in its trading and related operations that would have a Parent Material Adverse Effect.

4.24 Regulation as a Utility.

(a) Parent is a “holding company” under PUHCA 2005. Each of Atlanta Gas Light Company, Chattanooga Gas Company, Pivotal Utility Holdings, Inc. (Pivotal Utility Holdings, Inc. operates through its divisions Elizabethtown Gas Company in New Jersey, Elkton Gas in Maryland and Florida City Gas in Florida) and Virginia Natural Gas, Inc. is a “local distribution company”, “intrastate gas pipeline” and/or a “Hinshaw pipeline” within the meaning of the NGA and a “gas utility company” under PUHCA 2005.

(b) Atlanta Gas Light Company is regulated as a “gas company” in the State of Georgia under Title 46 of the Official Code of Georgia Annotated.

(c) Chattanooga Gas Company is regulated as a “public utility” in the State of Tennessee under Title 65 of the Tennessee Code Annotated.

(d) Pivotal Utility Holdings, Inc. (through its operating division Elizabethtown Gas Company) is regulated as a “public utility” in the State of New Jersey under Title 48 of the New Jersey Statutes Annotated.

(e) Pivotal Utility Holdings, Inc. (through its operating division Elkton Gas) is regulated as a “gas company” in Maryland under the Maryland Public Service Commission Law.

(f) Pivotal Utility Holdings, Inc. (through its operating division Florida City Gas) is regulated as a “public utility” in the State of Florida under Chapter 366 of the Florida Statutes.

(g) Virginia Natural Gas, Inc. is regulated as a “public service corporation” in the Commonwealth of Virginia under Title 56 of the Code of Virginia.

(h) Neither Parent nor any Parent Subsidiary is subject to regulation: (i) as a public utility by FERC under Section 201(e) of the Federal Power Act, 16 U.S.C. § 824(e), or (ii) except as set forth in clauses (a) – (g) above, as a public utility or public service company (or similar designation) by any state in the United States having jurisdiction over them or their respective properties or assets.

4.25 No Additional Representations. Each of Parent, Merger Sub and Merger LLC has undertaken an independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and the Company Subsidiaries. Parent, Merger Sub and Merger LLC acknowledge that in entering into this Agreement, each relied solely upon its independent investigation and analysis and the representations and warranties of the Company and the Company Subsidiaries set forth in Section 3 and that the Company makes no representation or warranty as to any matter whatsoever except as expressly set forth in this Agreement or in any certificate delivered by the Company to Parent, Merger Sub or Merger LLC in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that the Company makes no representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to Parent, Merger Sub or Merger LLC (or any of their respective affiliates, officers, directors, employees or Parent Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and its Subsidiaries or (b) the future business and operations of the Company and its Subsidiaries. Absent fraud, the Company, the Company Subsidiaries, and their respective affiliates, shareholders and members, and the Company Representatives shall have no liability or responsibility based upon any information provided or made available or statements made or omissions therefrom to Parent, the Parent Subsidiaries or the Parent Representatives, except as and only to the extent expressly set forth in this Agreement (as qualified by the Company Disclosure Letter).

ARTICLE 5

COVENANTS

5.1 Conduct of Business Pending the Closing.

(a) By the Company. The Company agrees that between the date of this Agreement and the Effective Time, except as set forth in Section 5.1(a) of the Company Disclosure Letter or as contemplated or permitted by any other provision of this Agreement or as required by applicable Law or the regulations or requirements of the NYSE, unless Parent shall otherwise agree in writing (which agreement shall not be unreasonably withheld, delayed or conditioned), the Company will, and will cause each Company Subsidiary to, (i) conduct its operations only in the ordinary course of business and (ii) use its commercially reasonable efforts to preserve substantially intact its business organization. Without limiting the foregoing, except as set forth in Section 5.1(a) of the Company Disclosure Letter or as permitted by any other provision of this Agreement or as required by applicable Law or the regulations and requirements of the NYSE, the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(i) except as required by Law, amend its articles of incorporation or bylaws or equivalent organizational documents;

(ii) issue, deliver, sell, grant or authorize the issuance of any Equity Interests in the Company or any Company Subsidiary, or securities convertible into, or exchangeable or exercisable for, any such Equity Interests, or any rights of any kind to acquire any such Equity Interests or such convertible or exchangeable securities, other than (A) grants of Company Options, RSUs and Restricted Stock in the ordinary course of business and consistent with past practice in connection with regular annual compensation decisions, (B) the issuance of Shares upon the exercise of Company Options and the vesting of RSUs outstanding as of the date hereof or otherwise permitted to be granted hereunder in accordance with their terms, (C) the issuance of Shares pursuant to the ESPP under current offerings in progress as of the date hereof, (D) the issuance of Shares pursuant to the terms of the Company’s Amended and Restated Automatic Dividend Reinvestment Plan and Stock Purchase Plan (but only, with respect to clauses (A)-(D), in amounts not exceeding the aggregate amount set forth on Section 5.1(a)(ii) of the Company Disclosure Letter), and (E) the adoption of a shareholder rights agreement and the issuance of rights to purchase Equity Interests of the Company pursuant to such shareholder rights agreement and the issuance of Equity Interests of the Company pursuant to the exercise of such rights, so long as such shareholder rights agreement is inapplicable to the Merger or the other transactions contemplated by this Agreement;

(iii) other than in the ordinary course of business, (A) sell, pledge, dispose of, transfer, lease, license, or encumber any material property or assets of the Company or any Company Subsidiary, or (B) amend or terminate any Company Real Property Lease in a manner that would have a material and adverse effect on the Company or any Significant Company Subsidiary, except in each case pursuant to existing Contracts;

(iv) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its shares of capital stock (other than (A) regular quarterly cash dividends paid by the Company, not in excess of $0.465 per share, with usual declaration, record and payment dates and in a manner consistent with the Company’s past dividend policy, (B) dividends payable on any shares of the Company Preferred Stock or Company Preference Stock pursuant to their terms, (C) dividends paid by a wholly-owned Company Subsidiary to the Company or another wholly-owned Company Subsidiary, (D) dividend equivalent rights on RSUs payable by the Company consistent with past practice and the RSU agreements or (E) the dividend of rights to purchase Equity Interests of the Company pursuant to a shareholder rights agreement permitted to be adopted under clause (ii) above) or enter into any agreement with respect to the voting or registration of its Equity Interests;

(v) other than (A) in the case of Company Subsidiaries, (B) in the case of cashless exercises of Company Options, or Tax withholdings on the vesting or payment of Restricted Stock and RSUs or (C) the redemption of Company Preferred Stock, reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its Equity Interests;

(vi) subject to Section 5.4, merge or consolidate the Company or any Company Subsidiary with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(vii) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any assets, other than (A) acquisitions of assets in the ordinary course of business and (B) any other acquisitions for consideration not in excess of $10,000,000 individually or $25,000,000 in the aggregate;

(viii) incur any indebtedness for borrowed money or issue any debt securities, or assume or guarantee the obligations of any Person (other than a wholly-owned Company Subsidiary) for borrowed money, except (A) in connection with refinancings of existing indebtedness at or within six months of its stated maturity or a lower cost of funds (calculating such cost on an aggregate after-Tax basis), (B) for borrowings in the ordinary course of business under the Company’s existing credit facilities (or under refinancings of existing credit facilities pursuant to clause (A)), (C) indebtedness for borrowed money that is prepayable at any time without penalty or premium, in an amount not to exceed $75,000,000 in the aggregate or (D) short-term borrowings (including under revolving credit facilities) in an aggregate principal amount not to exceed $1,000,000,000 outstanding at any time for working capital in the ordinary course of business consistent with past practice; provided, that in the case of each of clauses (A)-(D) above, such refinancings, borrowings or incurrences of indebtedness would not be reasonably likely to cause the long-term credit rating of the Company, whether prior to or after giving effect to the Merger, the Subsequent Merger and the other transactions contemplated hereby, as determined by any nationally recognized credit agency, and assuming no changes in the credit profile of Parent, Merger Sub or Merger LLC after the date hereof, other than changes due to the consummation of the transactions contemplated by this Agreement, to fall below investment grade;

(ix)(A) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise, including by way of settlement in a regulatory proceeding) in an amount in excess of $10,000,000 in the aggregate, other than the payment, discharge or satisfaction, (1) in the ordinary course of business consistent with past practice, (2) in accordance with their terms, or (3) of liabilities reflected or reserved against in, or contemplated by, the most recent Company Financial Statements (in amounts not in excess of the amounts so reflected, reserved or contemplated) or incurred in the ordinary course of business consistent with past practice or (B) cancel any material indebtedness owed to it (individually or in the aggregate) or waive any claims or rights of substantial value, other than in the ordinary course of business consistent with past practice;

(x) make any loans, advances or capital contributions to, or investments in, any other Person (other than any wholly-owned Company Subsidiary) in excess of $20,000,000 in the aggregate;

(xi) except to the extent required by applicable Law or the existing terms of any Company Benefit Plan or any retention program established by the Company in connection with the transactions contemplated by this Agreement consistent with Section 5.1(a)(xi) of the Company Disclosure Letter: (A) other than in the ordinary course of business, increase the compensation or benefits payable or to become payable to its directors, officers or employees; (B) other than in the ordinary course of business, grant any rights to severance or termination pay to, or enter into any employment, change in control or severance agreement with, any director, officer or employee of the Company or any Company Subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, pension, retirement, deferred compensation, employment, change in control, termination, severance or other plan or agreement (other than an equity plan or agreement) for the benefit of any director, officer or employee; or (C) other than payment under the performance cash units granted under the long-term incentive programs at target or based on achievement measured as of the Effective Time as if the Effective Time were the end of the applicable performance period, or as otherwise provided in this Agreement, take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan;

(xii) make or revoke any material Tax election or settle or compromise any material liability or refund for Taxes; file any material amended Tax Return or claim for refund; request any ruling or enter into any closing agreement with respect to Taxes; or file any Tax Return in a manner materially inconsistent with past practices, in each case except as required by applicable Law;

(xiii) other than as required by GAAP, applicable Law or a Governmental Entity (i) make any change in accounting methods, policies or procedures, or (ii) make any material change in internal accounting controls that would materially reduce the effectiveness of such controls;

(xiv) except as otherwise permitted by the terms of this Agreement, make or commit to make any capital expenditures in the period from the date hereof until December 31, 2011, or in the 12 month period ending December 31, 2012, to the extent that the aggregate capital expenditures of the Company and the Company Subsidiaries would exceed 110% of the amount budgeted for the Company and the Company Subsidiaries during the applicable period, as set forth in Section 5.1(a)(xiv) of the Company Disclosure Letter; provided, however, that notwithstanding the foregoing, the Company and any Company Subsidiary shall be permitted to make emergency capital expenditures in any amount (i) required by Law or a Governmental Entity or (ii) that the Company determines is necessary in its reasonable judgment based on prudent utility practices to maintain or restore the provision of utility service to customers;

(xv) take any action, cause any action to be taken, fail to take any action or fail to cause any action to be taken (including any action or failure to act otherwise permitted by this Section 5.1(a)) that would prevent the Merger and the Subsequent Merger, taken together as a single integrated transaction for U.S. federal income tax purposes, and along with the other transactions effected pursuant to this Agreement, from constituting a “reorganization” under Section 368(a) and related provisions of the Code;

(xvi) except as required by applicable Law, make any changes or propose any changes in its rates or charges, standards of service or regulatory accounting from those in effect on the date of this Agreement, or make any filing to change its rates on file with the ICC, or any other applicable state utility commission, except for any change or other action (A) which is not reasonably expected to cause the return on equity in respect of the Company’s regulated business to be materially lower than the return on equity which the Company is authorized to receive in respect of such regulated business and (B) which would not reasonably be expected to lead to any material delay in obtaining or materially increase the risk of not obtaining any Company Required Governmental Approval (it being understood and agreed that neither the Company nor any Company Subsidiary will submit any new rate application to the ICC, except as otherwise required by applicable Law in which case the Company will provide Parent such application reasonably in advance of filing and will consider Parent’s comments in good faith prior to filing such application);

(xvii) terminate or permit any Company Permit to lapse, other than in accordance with the terms and regular expiration of any Company Permit, or fail to apply on a timely basis for any renewal of any renewable Company Permit, except to the extent such termination, lapse or failure to apply for renewal would not reasonably be expected to have a Company Material Adverse Effect;

(xviii) amend or modify in any material respect the Company Trading Guidelines in a manner that results in such Company Trading Guidelines being materially less restrictive than the Company Trading Guidelines in effect on the date hereof taking into account any amendment or modification necessary to reflect increases in trading volume in the ordinary course of business, consistent with past practice, and the gas purchase requirements of the Central Valley storage project, or, other than in the ordinary course of business consistent with past practice, terminate the Company Trading Guidelines; provided, that in the case of any such termination, new Company Trading Guidelines are adopted that are at least as restrictive as the Company Trading Guidelines in effect on the date hereof or take any action that violates the Company Trading Guidelines or cause or permit the Net Company Position to be outside the risk parameters set forth in the Company Trading Guidelines (other than as a result of movement in market prices); and if at any time the Net Company Position becomes outside the risk parameters set forth in the Company Trading Guidelines due to a move in market prices then action will be taken to bring the Net Company Position back inside the parameters as is required by the Company Trading Guidelines;

(xix) enter into any Contract that would materially restrain, limit or impede the Company or any Company Subsidiary with respect to engaging in any line of business or geographic area or take any action (or fail to take any action necessary) that would constitute a material violation of any order or regulation of any Governmental Entity governing the Company’s and Company Subsidiaries’ operations; or

(xx) enter into any Contract or commit to do or authorize any of the foregoing.

Parent will, promptly following the date hereof, designate two individuals from either of whom the Company may seek approval to undertake any actions not permitted to be taken under this Section 5.1(a), and will ensure that such persons will respond, on behalf of Parent, to the Company’s requests as expeditiously as reasonably practicable.

(b) By Parent. Parent agrees that between the date of this Agreement and the Effective Time, except as set forth in Section 5.1(b) of the Parent Disclosure Letter or as contemplated or permitted by any other provision of this Agreement or as required by applicable Law or the regulations or requirements of the NYSE, unless the Company shall otherwise agree in writing (which agreement shall not be unreasonably withheld, delayed or conditioned), Parent will, and will cause each Parent Subsidiary to, (i) conduct its operations only in the ordinary course of business and (ii) use its commercially reasonable efforts to preserve substantially intact its business organization. Without limiting the foregoing, except as set forth in Section 5.1(b) of the Parent Disclosure Letter or as permitted by any other provision of this Agreement or as required by applicable Law or the regulations and requirements of the NYSE, Parent shall not, and Parent shall not permit any Parent Subsidiary to, between the date of this Agreement and the Effective Time, do any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned):

(i) except as required by Law or as contemplated by the Charter Amendment, amend its articles of incorporation or bylaws or equivalent organizational documents in a manner that would adversely affect the consummation of the Merger or Subsequent Merger, or adversely affect the Company or holders of Company Common Stock whose shares may be converted into Parent Common Stock at the Effective Time;

(ii) issue, deliver, sell, grant or authorize the issuance of any Equity Interests in Parent or any Parent Subsidiary, or securities convertible into, or exchangeable or exercisable for, any such Equity Interests, or any rights of any kind to acquire any such Equity Interests or such convertible or exchangeable securities, other than the issuance of Parent Common Stock or rights to acquire Parent Common Stock to employees or directors of Parent or a Parent Subsidiary in the ordinary course of business, consistent with past practice and in amounts not in excess of the aggregate amounts set forth on Section 5.1(b)(ii) of the Parent Disclosure Letter;

(iii) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its shares of capital stock (other than (A) regular quarterly cash dividends paid by Parent in a manner and per share amount consistent with past practice (including normal course increases consistent with past practice), with usual declaration, record and payment dates and in a manner consistent with Parent’s past dividend policy or (B) dividends paid by a wholly-owned Parent Subsidiary to Parent or another wholly-owned Parent Subsidiary) or enter into any agreement with respect to the voting or registration of its Equity Interests;

(iv) other than (A) in the case of Parent Subsidiaries other than Merger Sub or Merger LLC, or (B) in the case of cashless exercises of options to purchase Parent Common Stock, reclassify, combine,

split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its Equity Interests;

(v) subject to Section 5.5, merge or consolidate Parent or any Parent Subsidiary with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent or any Parent Subsidiary, or enter into any agreement or understanding that requires Parent or any Parent Subsidiary to abandon or terminate the Merger or Subsequent Merger, or that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement, except as permitted pursuant to Section 5.1(b)(vi);

(vi) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any assets, other than acquisitions of assets in the ordinary course of business and other acquisitions for consideration not exceeding, individually or in the aggregate, an amount equal to 10% of the total assets of Parent and Parent Subsidiaries, taken as a whole; as reflected in the most recent balance sheet included in the Parent Financial Statements, provided that such other acquisitions do not conflict with Parent’s obligations pursuant to Section 5.6(a) and otherwise would not present a material risk of preventing or materially delaying the consummation of the transactions contemplated by this Agreement;

(vii) incur any indebtedness for borrowed money or issue any debt securities, or assume or guarantee the obligations of any Person (other than a wholly-owned Parent Subsidiary) for borrowed money, except if taking such action would not reasonably be expected to prevent or materially delay the availability of the Financing or any Alternative Financing or the consummation of the Merger or Subsequent Merger or cause the long term credit rating of Parent, whether prior to or after giving effect to the Merger, the Subsequent Merger and the transactions contemplated hereby, as determined by any nationally recognized credit agency, to fall below investment grade;

(viii) make any change in accounting policies or procedures, other than as required by GAAP, applicable Law or a Governmental Entity;

(ix) make any material change in internal accounting controls that would reduce the effectiveness of such controls;

(x) enter into any Contract that would materially restrain, limit or impede, after the Effective Time, Parent and Parent Subsidiaries (including the Surviving Company and its Subsidiaries) with respect to engaging in any line of business or geographic area or take any action (or fail to take any action necessary) that would constitute a material violation of any order or regulation of any Governmental Entity governing Parent’s and Parent Subsidiaries’ (including the Surviving Company and its Subsidiaries) operations;

(xi) take any action, cause any action to be taken, fail to take any action or fail to cause any action to be taken (including any action or failure to act otherwise permitted by this Section 5.1(b)) that would prevent the Merger and Subsequent Merger, taken together taken together as a single integrated transaction for U.S. federal income tax purposes, and along with the other transactions effected pursuant to this Agreement, from constituting a “reorganization” under Section 368(a) and related provisions of the Code;

(xii) terminate or permit any Parent Permit to lapse, other than in accordance with the terms and regular expiration of any Parent Permit, or fail to apply on a timely basis for any renewal of any renewable Parent Permit, except to the extent such termination, lapse or failure to apply for renewal would not reasonably be expected to have a Parent Material Adverse Effect;

(xiii) amend or modify in any material respect the Parent Trading Guidelines in a manner that results in such Parent Trading Guidelines being materially less restrictive than the Parent Trading Guidelines in effect on the date hereof taking into account any amendment or modification necessary to reflect increases in trading volume in the ordinary course of business consistent with past practice, and the gas purchase requirements of the Golden Triangle Storage project, or, other than in the ordinary course of business consistent with past practice, terminate the Parent Trading Guidelines; provided, that in the case of any such termination, new Parent Trading Guidelines are adopted that are at least as restrictive as the Parent Trading Guidelines in effect on the date hereof or take any action that violates the Parent Trading Guidelines or cause or permit the Net Parent Position to be outside the risk parameters set forth in the Parent Trading Guidelines; and if at any time the Net Parent Position becomes outside the risk parameters set forth in the Parent Trading Guidelines due to a move in market prices then action will be taken to bring the Net Parent Position back inside the parameters as is required by the Parent Trading Guidelines; and

(xiv) enter into any Contract or commit to do or authorize any of the foregoing.

The Company will, promptly following the date hereof, designate two individuals from either of whom Parent may seek approval to undertake any actions not permitted to be taken under this Section 5.1(b), and will ensure that such persons will respond as expeditiously as reasonably practicable.

5.2 Preparation of the Form S-4 and the Joint Proxy Statement; Shareholder Meetings.

(a) As promptly as reasonably practicable following the date of this Agreement, Parent and the Company shall prepare and file with the SEC the Joint Proxy Statement in preliminary form and Parent shall file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus. Subject to Section 5.4, the Joint Proxy Statement shall include the Company Board Recommendation and the Parent Board Recommendation. Each of Parent and the Company shall cooperate in the preparation and filing of the Form S-4 and Joint Proxy Statement and shall provide the other with a reasonable opportunity to review and comment on such documents prior to their filing with the SEC. Each of Parent and the Company shall use their best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and the Subsequent Merger. The Company shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the Company’s shareholders, and Parent shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to Parent’s shareholders, in each case, as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Each of Parent and the Company shall use commercially reasonable efforts to cause to be delivered to the other a “comfort letter” of its independent auditors, dated the date that is two (2) Business Days prior to the date on which the Form S-4 becomes effective. No filing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement will be made by Parent or the Company, as applicable, without the other’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other the reasonable opportunity to review and comment thereon. Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission.

(b) If, at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective affiliates, officers or directors, is discovered by Parent or the Company that should be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall as promptly as practicable notify the other Party and an appropriate amendment or supplement describing such information shall be filed with the SEC as promptly as practicable after the other Party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to the respective shareholders of Parent and the Company, as applicable. The Form S-4 and the Joint Proxy Statement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and other applicable Law, including the regulations and requirements of the NYSE.

(c) In addition to their obligations pursuant to Section 5.2(a) and Section 5.2(b), Parent and the Company shall make all necessary filings with respect to the transactions contemplated hereunder, including the Merger, the Subsequent Merger and the Share Issuance, under the Securities Act, the Exchange Act and applicable Blue Sky Laws, including but not limited to filing of a Form S-8 covering the Parent Common Stock to be held by any Company Benefit Plans following the Effective Time, and each of Parent and the Company shall furnish all information concerning it and its shareholders as may reasonably be requested by the other Party for purposes of making such filings. Each of Parent and the Company shall make available to each other copies of such filings.

(d) The Company shall, as promptly as reasonably practicable following effectiveness of the Form S-4, duly call, give notice of, convene and hold the Company Shareholder Meeting for the purpose of seeking the Company Shareholder Approval. Subject to Section 5.4, the Company Board shall recommend that the Company’s shareholders adopt and approve this Agreement and the transactions contemplated hereby, including the Merger (the “Company Board Recommendation”), and the Company shall, unless there has been a Change of Company Board Recommendation, use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger, and to take all other action necessary or advisable to secure the Company Shareholder Approval.

(e) Parent shall, as promptly as reasonably practicable following effectiveness of the Form S-4, duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of seeking the Parent Shareholder Approval (as such meeting may be validly adjourned or postponed, the “Parent Shareholder Meeting”). Subject to Section 5.5, the Parent Board shall recommend that Parent’s shareholders approve the Share Issuance and the Charter Amendment (the “Parent Board Recommendation”), and Parent shall, unless there has been a Change of Parent Board Recommendation, use its reasonable best efforts to solicit from its shareholders proxies in favor of the Share Issuance and the Charter Amendment and take all other action necessary or advisable to secure the Parent Shareholder Approval. Other than as expressly permitted by Section 5.5 in connection with a Parent Superior Proposal, the Parent Board shall not, nor publicly propose to, withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, amend, modify or qualify the Parent Board Recommendation in a manner adverse to the Company, or make any public statement in connection with such Parent Board Recommendation that is inconsistent with the Parent Board Recommendation (any such actions and/or actions described in clauses (iv) or (v) of Section 5.5(a) being a “Change of Parent Board Recommendation”). Nothing contained in this Section 5.2(e) shall prohibit the Parent Board from making any disclosure to Parent’s shareholders if the Parent Board determines in good faith, after consultation with its outside counsel, that the failure to make such disclosure would reasonably be determined to be inconsistent with applicable Law. Notwithstanding any Change of Parent Board Recommendation, unless this Agreement is terminated in accordance with its terms, the obligations of the Parties hereunder shall continue in full force and effect.

(f) Each of the Company and Parent will work together in an effort to hold the Company Shareholder Meeting and the Parent Shareholder Meeting, respectively, on the same date as the other Party.

5.3 Access to Information; Confidentiality.

(a) From the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary and each of their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives, (collectively, “Company Representatives”) to:

(i) provide to Parent, Merger Sub and Merger LLC and their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, the “Parent Representatives”) reasonable access during normal business hours in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company or any Company Subsidiary, upon reasonable advance notice to the Company, to the officers, employees, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books, contracts and records thereof (including Tax Returns) and (ii) furnish promptly such information concerning the business, properties, contracts, assets and liabilities of the Company and Company Subsidiaries as Parent or the Parent Representatives may reasonably request; provided, however, that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that the Company believes that doing so would: (A) result in the loss of attorney-client privilege (provided that the Company shall use its reasonable efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege), (B) result in the disclosure of any trade secrets of third parties or violate any obligations of the Company or any Company Subsidiary with respect to confidentiality to any third party or otherwise breach, contravene or violate any then effective Contract to which the Company or any Company Subsidiary is party, (C) result in a competitor of the Company or any Company Subsidiary receiving information that is competitively sensitive or (D) breach, contravene or violate any applicable Law (including the HSR Act or any other antitrust or competition Law). Parent agrees to indemnify and hold the Company and Company Subsidiaries harmless from any and all claims and liabilities, including related costs and expenses, resulting from the action of any Parent Representative or any information provided to such Parent Representatives pursuant to this Section 5.3(a).

(b) From the date of this Agreement to the Effective Time, Parent shall, and shall cause each Parent Subsidiary and each Parent Representative to: (i) provide to the Company and the Company Representatives reasonable access during normal business hours in such a manner as not to interfere unreasonably with the operation of any business conducted by Parent or any Parent Subsidiary, upon reasonable advance notice to Parent, to the officers, employees, properties, offices and other facilities of Parent and the Parent Subsidiaries and to the books, contracts and records thereof (including Tax Returns) and (ii) furnish promptly such information concerning the business, properties, contracts, assets and liabilities of Parent and Parent Subsidiaries as the Company or the Company Representatives may reasonably request; provided, however, that Parent shall not be required to (or to cause any Parent Subsidiary to) afford such access or furnish such information to the extent that Parent believes that doing so would: (A) result in the loss of attorney-client privilege (provided that Parent shall use its reasonable efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege), (B) result in the disclosure of any trade secrets of third parties or violate any obligations of Parent or any Parent Subsidiary with respect to confidentiality to any third party or otherwise breach, contravene or violate any then effective Contract to which Parent or any Parent Subsidiary is party, (C) result in a competitor of Parent or any Parent Subsidiary receiving information that is competitively sensitive or (D) breach, contravene or violate any applicable Law (including the HSR Act or any other antitrust or competition Law). The Company agrees to indemnify and hold Parent and Parent Subsidiaries harmless from any and all claims and liabilities, including related costs and expenses, resulting from the action of any the Company Representative or any information provided to such Company Representatives pursuant to this Section 5.3(b).

(c) With respect to the information disclosed pursuant to Sections 5.3(a) and 5.3(b), Parent shall comply with, and shall cause each Parent Subsidiary and each Parent Representative to comply with and the Company shall comply with and shall cause each Company Representative to comply with, all of their respective obligations under the Confidentiality Agreement dated October 1, 2010 and the Confidentiality Agreement dated November 3, 2010, in each case, by and between the Company and Parent (collectively, the “Confidentiality Agreements”).

5.4 No Solicitation of Transactions; Change of Company Board Recommendation.

(a) Subject to Section 5.4(b), from and after the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article 7, the Company agrees that neither it nor any of the Company Subsidiaries shall, and shall use its reasonable best efforts to cause the Company Representatives not to (and each shall not authorize or give permission to the Company Representatives to), directly or indirectly: (i) initiate, solicit, seek, induce or intentionally encourage or facilitate, any inquiries or the making of any proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal involving the Company or any Significant Company Subsidiary, or engage in any discussions or negotiations with respect thereto, (ii) except as expressly permitted by this Agreement, enter into, continue or otherwise participate in any discussions or negotiations with any Person (other than Parent and Merger Sub) with respect to an Acquisition Proposal, (iii) furnish any information regarding the Company or any Significant Company Subsidiaries to, or afford access to the properties, books and records of the Company to, any Person (other than Parent and Merger Sub) in connection with or in response to an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal involving the Company, (v) withhold, withdraw, qualify, amend or modify, in a manner adverse to Parent, or publicly propose to withdraw, qualify, amend or modify, in a manner adverse to Parent, the Company Board Recommendation, (vi) enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting, or relating to, any Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement, or (vii) resolve or agree to do any of the foregoing (any action set forth in the foregoing clauses (iv)-(v), a “Change of Company Board Recommendation”). Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.4(a) by the Company or any Significant Company Subsidiary shall be deemed to be a breach of this Section 5.4(a) by the Company. The Company shall, and shall cause the Company Subsidiaries and the Company Representatives to, immediately cease and cause to be terminated any and all activities, discussions or negotiations with any Persons conducted prior to the date hereof by the Company, the Company Subsidiaries or any of the Company Representatives with respect to any Acquisition Proposal involving the Company or a Company Subsidiary. Not later than the 45th day after the date hereof, the Company shall request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of any Acquisition Proposal to return or destroy all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of the Company or any Company Subsidiary; provided, that if the Company shall have provided Parent the notice specified in Section 5.4(d)(iii)(A) with respect to an Acquisition Proposal prior to the 45th day after the date of this Agreement, the Company shall not be required to request that the Person making the Acquisition Proposal return or destroy all such confidential information during the period that the Company is considering such Acquisition Proposal.

The Company agrees that it will promptly inform the Company Representatives of the obligations undertaken in this Section 5.4.

Nothing in this Section 5.4 shall restrict the Company or any Company Subsidiary from making any acquisition that is otherwise permitted by Section 5.1(a)(vii).

(b) Notwithstanding anything to the contrary contained in Section 5.4(a), if at any time following the date hereof and prior to the Company securing the Company Shareholder Approval (i) the Company has received an unsolicited, bona fide written Acquisition Proposal involving the Company or any Significant Company Subsidiary that did not result from a breach of this Section 5.4 and (ii) the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal, then the Company may then take the following actions: (A) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Acquisition Proposal and its representatives and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal and its representatives regarding such Acquisition Proposal; provided, that the Company (x) will not, and will not allow the Company Subsidiaries and the Company Representatives to, disclose any information to such Person without first entering into an Acceptable Confidentiality Agreement and (y) will as promptly as practicable provide to Parent any material information concerning the Company or the Company Subsidiaries provided or made available to such other Person (or its representatives) which was not previously provided or made available to Parent.

(c) In addition to the obligations of the Company set forth in Sections 5.4(a), (b) and (d) hereof, as promptly as reasonably practicable (and in any event within 24 hours) after receipt of any Acquisition Proposal or any request for nonpublic information or any request or inquiry relating in any way to, or that would reasonably be expected to lead to, any Acquisition Proposal, the Company shall provide Parent with notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person making any such Acquisition Proposal, request or inquiry and a copy of all written materials provided to it in connection with such Acquisition Proposal, request or inquiry. In addition, the Company shall provide Parent as promptly as practicable (and in any event within one Business Day) with all information as is reasonably necessary to keep Parent reasonably informed of all material developments and any changes to the economic or other material terms of, any such Acquisition Proposal, request or inquiry, and shall provide, as promptly as reasonably practicable, to Parent (i) a copy of all material written materials (including material written materials provided by email or otherwise in electronic format) provided by or to the Company, any of the Company Subsidiaries or the Company Representatives making or materially amending, modifying or supplementing such Acquisition Proposal, request or inquiry, or (ii) if oral, a reasonably detailed summary of the terms of such Acquisition Proposal, request or inquiry and any material amendment, modification or supplementation thereof.

(d) Notwithstanding anything to the contrary contained in Section 5.4(a), the Company Board may, in response to a Superior Proposal, terminate this Agreement pursuant to Section 7.1(f)(ii) and concurrently enter into a definitive agreement with respect to such Superior Proposal, if all of the following conditions are met, as applicable: (i) such Superior Proposal has been made and has not been withdrawn and, taking into account any revised terms offered by Parent, continues to constitute a Superior Proposal; (ii) the Company Shareholder Approval has not theretofore been obtained; (iii) the Company has (A) initially provided to Parent five Business Days’ prior written notice which shall state expressly (1) that it has received an Acquisition Proposal that it has determined or is prepared to determine constitutes a Superior Proposal, (2) the material terms and conditions of the Superior Proposal (including the consideration offered therein and the identity of the Person making the Superior Proposal), and shall have contemporaneously provided a copy of the relevant proposed transaction agreements making such Superior Proposal and other material documents, including the definitive agreement with respect to such Superior Proposal (the “Alternative Acquisition Agreement”) (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a notice and a new period of (x) 72 hours, or (y) solely in the event Parent notifies the Company that it has reasonably and in good faith determined that it would be prudent to seek and will seek rating agency review prior to modifying or amending the terms of this Agreement, a total of five Business Days (which, for the avoidance of doubt, is inclusive of, rather than in addition to, the 72 hours set forth in clause (x)) and (3) that it intends to terminate this Agreement, and (B) prior to terminating this Agreement, to the extent requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that the Alternative Acquisition Agreement ceases to constitute a Superior Proposal; (iv) the Company shall not have breached any of the provisions set forth in this Section 5.4 in any material respect; and (v) in advance of or concurrently with such termination, the Company pays the Company Termination Fee.

(e) Notwithstanding anything to the contrary contained in Section 5.4(a), the Company Board may make a Change of Company Board Recommendation (other than in connection with the Company terminating this Agreement to enter into an Alternative Acquisition Agreement pursuant to Section 5.4(d)) if it determines in good faith after consultation with its outside counsel that the failure to effect a Change of Company Board Recommendation would constitute a breach of its fiduciary duties to the shareholders of the Company under applicable Law; provided, that (i) the Company has provided Parent five Business Days’ prior written notice advising Parent that it intends to effect a Change of Company Board Recommendation and specifying, in reasonable detail, the reasons for the Change of Company Board Recommendation and

(ii) during such five Business Day period, if requested by Parent, the Company engages in good faith negotiations with Parent to amend the terms of this Agreement in a manner that obviates the need for the Change of Company Board Recommendation.

(f) Nothing contained in this Section 5.4 shall prohibit the Company Board from (i) disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (ii) making any disclosure to the shareholders of the Company if the Company Board determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would constitute a breach of its fiduciary duties to the shareholders of the Company under applicable Law (for the avoidance of doubt, it being agreed that the issuance by the Company or the Company Board of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute a Change of Company Board Recommendation).

5.5 Parent No Solicitation of Transactions; Change of Parent Board Recommendation.

(a) Subject to Section 5.5(b), from and after the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article 7, Parent agrees that neither it nor any of the Parent Subsidiaries shall, and shall use its reasonable best efforts to cause the Parent Representatives not to (and each shall not authorize or give permission to the Parent Representatives to), directly or indirectly: (i) initiate, solicit, seek, induce or intentionally encourage or facilitate, any inquiries or the making of any proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal involving Parent or any Significant Parent Subsidiary, or engage in any discussions or negotiations with respect thereto, (ii) except as expressly permitted by this Agreement, enter into, continue or otherwise participate in any discussions or negotiations with any Person (other than the Company) with respect to an Acquisition Proposal, (iii) furnish any information regarding Parent or any Significant Parent Subsidiaries to, or afford access to the properties, books and records of Parent to, any Person (other than the Company) in connection with or in response to an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal involving Parent, (v) withhold, withdraw, qualify, amend or modify, in a manner adverse to the Company, or publicly propose to withdraw, qualify, amend or modify, in a manner adverse to the Company, the Parent Board Recommendation, (vi) enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting, or relating to, any Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement, or (vii) resolve or agree to do any of the foregoing. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.5(a) by Parent or any Significant Parent Subsidiary shall be deemed to be a breach of this Section 5.5(a) by Parent. Parent shall, and shall cause the Parent Subsidiaries and the Parent Representatives to, immediately cease and cause to be terminated any and all activities, discussions or negotiations with any Persons conducted prior to the date hereof by Parent, the Parent Subsidiaries or any of the Parent Representatives with respect to any Acquisition Proposal involving Parent or a Parent Subsidiary.

Parent agrees that it will promptly inform the Parent Representatives of the obligations undertaken in this Section 5.5.

Nothing in this Section 5.5 shall restrict Parent or any Parent Subsidiary from making any acquisition that is otherwise permitted by Section 5.1(b)(vi).

(b) Notwithstanding anything to the contrary contained in Section 5.5(a), if at any time following the date hereof and prior to Parent securing the Parent Shareholder Approval (i) Parent has received an unsolicited, bona fide written Acquisition Proposal involving Parent or any Significant Parent Subsidiary that did not result from a breach of this Section 5.5 and (ii) the Parent Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or is reasonably likely to result in a Parent Superior Proposal, then Parent may then take the following actions: (A) furnish information with respect to Parent and the Parent Subsidiaries to the Person making such Acquisition Proposal and its representatives and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal and its representatives regarding such Acquisition Proposal; provided, that Parent (x) will not, and will not allow the Parent Subsidiaries and the Parent Representatives to, disclose any information to such Person without first entering into a confidentiality agreement that contains provisions restricting such Person that are no less favorable in the aggregate to Parent than those contained in the Confidentiality Agreement and (y) will as promptly as practicable provide to the Company any material information concerning Parent or the Parent Subsidiaries provided or made available to such other Person (or its representatives) which was not previously provided or made available to the Company.

(c) In addition to the obligations of Parent set forth in Sections 5.5(a), (b) and (d) hereof, as promptly as reasonably practicable (and in any event within 24 hours) after receipt of any Acquisition Proposal or any request for nonpublic information or any request or inquiry relating in any way to, or that would reasonably be expected to lead to, any Acquisition Proposal, Parent shall provide the Company with notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person making any such Acquisition Proposal, request or inquiry and a copy of all written materials provided to it in connection with such Acquisition Proposal, request or inquiry. In addition, Parent shall provide the Company as promptly as practicable (and in any event within one Business Day) with all information as is reasonably necessary to keep the Company reasonably informed of all material developments and any changes to the economic or other material terms of, any such Acquisition Proposal, request or inquiry, and shall provide, as promptly as reasonably practicable, to the Company (i) a copy of all material written materials (including material written materials provided by email or otherwise in electronic format) provided by or to Parent, any of the Parent Subsidiaries or the Parent Representatives making or materially amending, modifying or supplementing such Acquisition Proposal, request or inquiry, or (ii) if oral, a reasonably detailed summary of the terms of such Acquisition Proposal, request or inquiry, and any material amendment, modification or supplementation thereof.

(d) Notwithstanding anything to the contrary contained in Section 5.5(a), the Parent Board may, in response to a Parent Superior Proposal, terminate this Agreement pursuant to Section 7.1(e)(ii) and concurrently enter into a definitive agreement with respect to such Parent Superior Proposal, if all of the following conditions are met, as applicable: (i) such Parent Superior Proposal (A) has been made and has not been withdrawn, and (B) continues to constitute a Parent Superior Proposal; (ii) either (A) such Parent Superior Proposal requires or conditions the consummation of the Acquisition Proposal on Parent’s termination of this Agreement or (B) after ten Business Days’ prior written notice, during which period Parent shall have engaged in good faith negotiations with the Company and the other Person to enable the consummation of both the transactions contemplated by this Agreement and such Acquisition Proposal, (1) the Company and Parent have not reached agreement and amended this Agreement to permit Parent to pursue such Parent Superior Proposal in accordance with its terms, and (2) the Company has not waived those breaches of this Agreement that would result if Parent entered into a Parent Alternative Acquisition Agreement or consummated a Parent Superior Proposal, in order to permit Parent to pursue such Parent Superior Proposal in accordance with its terms, without adverse consequence to Parent, Merger Sub or Merger LLC hereunder; provided that such ten Business Day period shall (x) only be imposed one time with respect to any Person that makes such an Acquisition Proposal, and (y) run concurrently with any other applicable notice period under this Section 5.5(d); (iii) the Parent Shareholder Approval has not theretofore been obtained; (iv) Parent has (A) initially provided to the Company five Business Days’ prior written notice which shall state expressly (1) that it has received an Acquisition Proposal that it has determined or is prepared to determine constitutes a Parent Superior Proposal, (2) the material terms and conditions of the Parent Superior Proposal (including the consideration offered therein and the identity of the Person making the Parent Superior Proposal), and shall have contemporaneously provided a copy of the relevant proposed transaction agreements making such Parent Superior Proposal and other material documents, including the definitive agreement with respect to such Parent Superior Proposal (the “Parent Alternative Acquisition Agreement”) (it being understood and agreed that any amendment to the financial terms or any other material term of such Parent Superior Proposal shall require a notice and a new period, which shall be 72 hours instead of five Business Days) and (3) that it intends to terminate this Agreement, and (B) prior to terminating this Agreement, to the extent requested by the Company, engaged in good faith negotiations with the Company to amend this Agreement in such a manner that the Parent Alternative Acquisition Agreement ceases to constitute a Parent Superior Proposal or enables the consummation of both the transactions contemplated by this Agreement and such Acquisition Proposal; (v) the Parent Board has determined in good faith, after consultation with its legal counsel, that, in light of such Parent Superior Proposal and taking into account any revised terms offered by the Company, the failure to terminate this Agreement and enter into the Parent Alternative Acquisition Agreement would reasonably be expected to constitute a breach of its fiduciary duties under applicable Law; (vi) Parent shall not have breached any of the provisions set forth in this Section 5.5 in any material respect; and (vii) in advance of or concurrently with such termination, Parent pays the Parent Termination Fee.

(e) Nothing contained in this Section 5.5 shall prohibit the Parent Board from (i) disclosing to the shareholders of Parent a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (ii) making any disclosure to the shareholders of Parent if the Parent Board determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would constitute a breach of its fiduciary duties to the shareholders of Parent under applicable Law (for the avoidance of doubt, it being agreed that the issuance by Parent or the Parent Board of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute a Change of Parent Board Recommendation).

5.6 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, the Company and Parent shall cooperate and use their reasonable best efforts (subject to, and in accordance with, applicable Law) to take, or cause to be taken, all appropriate action and do, or cause to be done, and to assist the other Party in doing all things necessary, proper or advisable on its part under applicable Law or otherwise to (i) consummate and make effective, the Merger, the Subsequent Merger and the other transactions contemplated by this Agreement as promptly as practicable, (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Entity (including, those in connection with the HSR Act, the NGA, PUHCA 2005 and the Illinois Statutes), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (iii) cause the satisfaction of all conditions set forth in Article 6, (iv) resolve all lawsuits or other legal, regulatory or other governmental proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated by this Agreement, in each case until the issuance of a final, non-appealable order, (v) seek to have lifted or rescinded any injunction or restraining order which may adversely affect the ability of the Parties to consummate the transactions contemplated hereby, in each case until the issuance of a final, non-appealable order, and (vi) as promptly as practicable, and in any event within 60 days after the date hereof, make or cause to be made all necessary applications and filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement and the Merger and Subsequent Merger required under the HSR Act and the Illinois Statutes and any other applicable Law; provided, that the Company and Parent shall cooperate with each other in connection with determining whether any action by or in respect of, or filing with, any Governmental Entity is required in connection with the consummation of the Merger and the Subsequent Merger and seeking any such actions, consents, approvals or waivers or making any such filings. The Company and Parent shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement. No Party to this Agreement shall consent to any voluntary delay of the Closing at the behest of any Governmental Entity without the consent of the other Parties to this Agreement, which consent shall not be unreasonably withheld, delayed or conditioned. Parent shall not, except as may be consented to in writing by the Company, directly or indirectly through one or more of its affiliates, seek to acquire or acquire any regulated gas distribution utility (x) in the State of Illinois or (y) in any other jurisdiction, if such acquisition would present more than a de minimis risk of materially delaying or materially increasing the risk of any of the Parties hereto not obtaining the approval of the ICC with respect to the transactions contemplated by this Agreement. The Company and Parent will consult with each other prior to agreeing to any merger requirements sought by any Governmental Entity, to the extent permitted under applicable Law. Nothing in this Section 5.6 shall obligate Parent or the Company or any of their respective Subsidiaries to take any action that is not conditioned on the Closing.

(b) The Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their commercially reasonable efforts to obtain any third party consents (i) necessary, proper or advisable to consummate the Merger, the Subsequent Merger and the other transactions contemplated by this Agreement or (ii) disclosed in the Company Disclosure Letter or the Parent Disclosure Letter, as applicable; provided, however that the Company and Parent shall coordinate and cooperate in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Company Real Property Leases and Company Scheduled Contracts in connection with the consummation of the Merger or the Subsequent Merger and in seeking any such actions, consents, approvals or waivers. In the event that either Party shall fail to obtain any third party consent described in this Section 5.6(b), such Party shall use its commercially reasonable efforts, and shall take any such actions reasonably requested by the other Party hereto, to minimize any adverse effect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result, after the Effective Time, as applicable, from the failure to obtain such consent.

(c) Without limiting the generality of anything contained in this Section 5.6, each Party hereto shall: (i) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Merger, the Subsequent Merger or any of the other transactions contemplated by this Agreement; (ii) keep the other Parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (iii) promptly inform the other Parties of any communication to or from the Federal Trade Commission, the Department of Justice, FERC, the ICC or any other Governmental Entity regarding the Merger or the Subsequent Merger. Each Party hereto will consult and cooperate with the other Parties and will consider in good faith the views of the other Parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Merger, the Subsequent Merger or any of the other transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each Party hereto will permit authorized representatives of the other Parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding.

(d) Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

5.7 Certain Notices. From and after the date of this Agreement until the Effective Time, each Party hereto shall promptly notify the other Party hereto of (a) the occurrence or non-occurrence of any event that would be likely to cause any condition to the obligations of any Party to effect the Merger, the Subsequent Merger or any other transaction contemplated by this Agreement not to be satisfied or (b) the failure of the Company, Parent, Merger Sub or Merger LLC, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any Party to effect the Merger, the Subsequent Merger or any other transaction contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the Party receiving such notice.

5.8 Public Announcements. Each of the Company, Parent, Merger Sub and Merger LLC agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any Party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or Governmental Entity to which the relevant Party is subject, in which case the Party required to make the release or announcement shall use its commercially reasonable efforts to allow each other Party reasonable time to comment on such release or announcement in advance of such issuance. The Company, Parent, Merger Sub and Merger LLC agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the approval of each of, the Company and Parent.

5.9 Employee Benefit Matters.

(a) For a period of one year following the Effective Time (the “Benefit Protection Period”), Parent shall either (i) assume and maintain, or cause the Parent Subsidiaries, including the Surviving Company, to assume and maintain, for the benefit of the employees of the Company and Company Subsidiaries immediately prior to the Effective Time (the “Company Employees”), the Company Benefit Plans (other than the Company Equity Plans and the ESPP) at the benefit levels in effect on the date of this Agreement and provide or cause the Parent Subsidiaries, including the Surviving Company, to provide compensation and benefits to each Company Employee under the Company Benefit Plans or other employee benefit plans or compensation arrangements of Parent or any of the Parent Subsidiaries that have a value sufficient to replace the value of the compensation and benefits provided to such Company Employee under the Company Benefit Plans immediately prior to the Effective Time taking into account the value of equity based compensation, or (ii) provide or cause the Parent Subsidiaries, including the Surviving Company, to provide compensation and benefits to each Company Employee that, taken as a whole (including equity based compensation), is not less favorable in the aggregate than the compensation and benefits provided to such Company Employee immediately prior to the Effective Time.

(b) Without limiting the generality of Section 5.9(a), from and after the Effective Time, Parent shall, or shall cause the Parent Subsidiaries, including the Surviving Company, to, assume, honor and continue without amendment during the Benefit Protection Period or, if sooner, until all obligations thereunder have been satisfied, all of the Company’s employment, severance, retention and termination plans, policies, programs, agreements and arrangements (including any change in control or severance agreement between the Company and any Company Employee), in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event), without any amendment or modification, other than any amendment or modification required to comply with applicable Law or as consented to by the parties thereto.

(c) Without limiting the generality of Section 5.9(a), the Surviving Company and its Subsidiaries shall be permitted to make payments to Company Employees pursuant to annual cash incentive plans with respect to the annual performance period in which the Effective Time occurs upon the terms and conditions consistent with the terms of the annual cash incentive plans as in effect on the date hereof, or such future plans as may be established by the compensation committee of the Company Board, consistent with the parameters set forth on Section 5.9(c) of the Company Disclosure Letter, for annual performance periods commencing after the date hereof, which such future plans shall be consistent with the Company’s and the Company Subsidiaries’ business plans and past practice.

(d) With respect to any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by Parent or any of the Parent Subsidiaries, including the Surviving Company (including any vacation, paid time-off and severance plans), for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, each Company Employee’s service with the Company or any Company Subsidiary (as well as service with any predecessor employer of the Company or any Company Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Company Subsidiary) shall be treated as service with Parent or any of the Parent Subsidiaries, including the Surviving Company; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(e) Parent shall, or shall cause the Parent Subsidiaries, including the Surviving Company, to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of the Parent Subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. Parent shall, or shall cause the Parent Subsidiaries, including the Surviving Company, to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Company Employee (and dependents) will be eligible to participate from and after the Effective Time.

5.10 Takeover Laws. If any “control share acquisition”, “fair price”, “business combination” or other state takeover statute or similar Law becomes or is deemed to be applicable to the Merger, including the acquisition of Shares pursuant thereto, the Subsequent Merger or any other transaction contemplated by this Agreement, then the Company Board or the Parent Board, as applicable, shall take all action reasonably available to it (i) to render such Law inapplicable to the foregoing and (ii) to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms required by, or provided for, in this Agreement and otherwise to minimize the effect of such Law on the Merger, the Subsequent Merger or any other transaction contemplated hereby .

5.11 Indemnification of Directors and Officers.

(a) For a period beginning at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent and the Surviving Company shall indemnify and hold harmless all former and current directors, officers and employees of the Company or any Company Subsidiary to the same extent such Persons are indemnified as of the date of this Agreement by the Company pursuant to applicable Law, the Company Charter, the Company Bylaws, the articles of incorporation and bylaws, or equivalent organizational or governing documents, of any Company Subsidiary, and indemnification agreements, if any, in existence on the date of this Agreement with any directors, officers and employees of the Company or any Company Subsidiary, arising out of acts or omissions in their capacity as directors, officers or employees of the Company or any Company Subsidiary occurring at or prior to the Effective Time; provided, however, that Parent agrees, and Parent will cause the Surviving Company to, indemnify and hold harmless such persons to the fullest extent permitted by Law for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby. Parent and the Surviving Company shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any claim, action, suit, proceeding or investigation with respect to the matters subject to indemnification pursuant to this Section 5.11 in accordance with the procedures and limitations set forth in the Company Charter, the Company Bylaws, the articles of incorporation and bylaws, or equivalent organizational documents, of any Company Subsidiary, and indemnification agreements, if any, in existence on the date of this Agreement; provided, however, that the director, officer or employee to whom expenses are advanced undertakes to repay such advanced expenses to Parent and the Surviving Company if it is ultimately determined that such director, officer or employee is not entitled to indemnification pursuant to this Section 5.11(a). Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against such persons with respect to matters subject to indemnification hereunder on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.11(a) shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(b) For not less than six years from and after the Effective Time, the governing documents of the Surviving Company shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of directors, officers and employees of the Company for periods at or prior to the Effective Time than are currently set forth in the Company Charter and the Company Bylaws. The indemnification agreements, if any, in existence on the date of this Agreement with any of the directors, officers or employees of the Company or any Company Subsidiary shall be assumed by the Surviving Company, without any further action, and shall continue in full force and effect in accordance with their terms following the Effective Time.

(c) For the benefit of the Company’s directors and officers, as of the date of this Agreement and as of the Effective Time, the Company shall be permitted, prior to the Effective Time, to obtain and fully pay the premium for an insurance and indemnification policy that provides coverage for a period of six years from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy (true and complete copies which have been previously provided to Parent) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the annual premium payable by the Company for any such policy shall not exceed 250% of the last annual premium paid by the Company for comparable director and officer insurance coverage prior to the date of this Agreement but in such case may purchase as much coverage as is available for such amount. If the Company is unable to purchase such D&O Insurance prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, as of the Effective Time, obtain and fully pay the premium for D&O Insurance that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy (true and complete copies which have been previously provided to Parent) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Company shall not be required to pay an annual premium for the D&O Insurance in excess of 250% of the last annual premium paid by the Company for comparable director and officer insurance coverage prior to the date of this Agreement, but in such case shall purchase as much coverage as is available for such amount. The Surviving Company shall maintain such policies in full force and effect, and continue to honor the obligations thereunder for a period of not less than six years from and after the Effective Time.

(d) In the event Parent or the Surviving Company (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving company or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.11.

(e) The obligations under this Section 5.11 shall not be terminated or modified in such a manner as to adversely affect any former or current directors, officers and employees of the Company to whom this Section 5.11 applies without the consent of such affected Person (it being expressly agreed that the persons to whom this Section 5.11 applies are express third party beneficiaries of this Section 5.11).

(f) In the event of any breach by the Surviving Company or Parent of this Section 5.11, the Surviving Company or Parent shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by any former or current directors, officers and employees of the Company in enforcing the indemnity and other obligations provided in this Section 5.11 as such fees are incurred upon the written request of such person.

5.12 Parent Agreements Concerning Merger Sub and Merger LLC. Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Merger Sub and Merger LLC of, and the compliance by Merger Sub and Merger LLC with, all of the covenants, agreements, obligations and undertakings of Merger Sub and Merger LLC under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Merger Sub and Merger LLC hereunder. Parent shall, promptly following execution of this Agreement, approve and adopt this Agreement in its capacity as sole shareholder of Merger Sub and as the sole member of Merger LLC and deliver to the Company evidence of its vote or action by written consent approving and adopting this Agreement in accordance with applicable Law and the articles of incorporation and bylaws of Merger Sub and the articles of organization and operating agreement of Merger LLC.

5.13 Financing.

(a) Each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions described in the Commitment Letter, including (i) taking actions to enforce its rights under the Commitment Letter and (ii) using its reasonable best efforts to (A) negotiate definitive agreements with respect thereto on the terms and conditions contained therein or on other terms no more adverse to the Company in any material respect, (B) satisfy on a timely basis all conditions applicable to Parent and Merger Sub in such definitive agreements and (C) consummate the Financing at or prior to the Effective Time. Parent will furnish correct and complete copies of all such definitive agreements to the Company promptly upon their execution. Parent and Merger Sub shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to complete the Financing.

(b) Each of Parent and Merger Sub shall not agree to any amendment, replacement, supplement or other modification of, or waive any of its rights under or consent to the assignment of, the Commitment Letter or any definitive agreements related to the Financing, in each case, without the Company’s prior written consent, including any such amendment, replacement, supplement or other modification to or assignment or waiver of any provision of the Commitment Letter that amends, supplements or otherwise modifies the conditions precedent to the Financing; provided, however, that (i) Parent may terminate and replace the Commitment Letter with a New Commitment Letter or (ii) Parent may amend the Commitment Letter solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Commitment Letter as of the date hereof so long as (x) the addition of such lenders, lead arrangers, bookrunners, syndication agents or similar entities would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement and (y) the Arranger (as defined in the Commitment Letter) shall remain obligated and committed to fund its financing commitments under the Commitment Letter (as in effect prior to any such amendment) on the terms and conditions of, and subject to the assignment provisions set forth in, the Commitment Letter (as in effect prior to any such amendment). Upon any such amendment, replacement, supplement or modification of the Commitment Letter in accordance with this Section 5.13(b), the term “Commitment Letter” shall mean the Commitment Letter as so amended, supplemented or modified in accordance with this Section 5.13(b) or any New Commitment Letter in replacement of the Commitment Letter, as the case may be, and, in the event that Parent or Merger Sub obtains Alternative Financing in accordance with Section 5.13(c), the term “Commitment Letter” shall mean the commitment letter (as amended, replaced, supplemented or modified in accordance with this Section 5.13(b)) related to the Alternative Financing. The term “New Commitment Letter” shall mean the instrument replacing the existing Commitment Letter that (A) is on terms no less beneficial to Parent and its Subsidiaries (after giving effect to the Merger and Subsequent Merger) than those set forth in the Commitment Letter, including as to permitted dividends and the impact of the Financing contemplated thereby on Parent’s credit rating; (B) does not involve any conditions precedent to funding the Financing that are not contained in the Commitment Letter; and (C) would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement.

(c) In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter (as such terms may be modified or adjusted in accordance with the terms of, and within the limits of, the “flex” provisions contained in the Commitment Letter or accompanying fee letter) for any reason, each of Parent and Merger Sub shall use its reasonable best efforts to obtain, as promptly as practicable but no later than the Initial Outside Date (or, if applicable, the Extended Outside Date), financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement and that would not (i) involve any conditions to funding the Financing that are not contained in the Commitment Letter; (ii) reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement; and (iii) include terms that would be materially adverse when compared to the terms of the Commitment Letter (an alternative financing meeting the foregoing requirements shall be an “Alternative Financing”). In the event that Alternative Financing shall be obtained pursuant to this Section 5.13(c), Parent and Merger Sub shall comply with the covenants in Section 5.13(b) with respect to such Alternative Financing.

(d) Parent and Merger Sub shall give the Company prompt written notice of any material breach by any party of the Commitment Letter (or commitments for any Alternative Financing obtained in accordance with this Section 5.13) of which Parent or Merger Sub becomes aware, any termination of the Commitment Letter (or commitments for any Alternative Financing obtained in accordance with this Section 5.13) or any condition precedent of the Financing (or any Alternative Financing obtained in accordance with this Section 5.13) which Parent and Merger Sub have any reason to believe will not be satisfied at the Effective Time, as applicable.

(e) At Parent’s request, the Company shall, and shall cause the Company Subsidiaries and the Company Representatives to, at Parent’s sole expense, use its and their reasonable best efforts to (x) cooperate with Parent to complete the Financing (or any Alternative Financing) and any other financing or refinancing transactions undertaken by Parent or any Parent Subsidiary to the extent that information relating to, or the participation by members of management of, the Company is reasonably necessary in connection therewith; and (y) provide all information and assistance that is customarily provided in financings comparable to the proposed Financing or such other financing or refinancing transaction, as the case may be. Without limiting the generality of the foregoing, the Company shall (i) furnish to Parent as promptly as practicable, upon Parent’s request from time to time, all Required Financial Information; (ii) use its reasonable best efforts to furnish to Parent, as promptly as reasonably practicable, other information with respect to the Company reasonably requested by Parent in writing so that Parent may satisfy the applicable SEC requirements for a public capital markets offering as set forth on Section 5.13(e) of the Parent Disclosure Letter (to the extent such matters set forth on such Section 5.13(e) of Parent Disclosure Letter are consistent with SEC requirements); (iii) use its reasonable best efforts to furnish to Parent, as promptly as reasonably practicable, information relating to the Company reasonably requested by Parent in writing (including such requests made after the provision of the Required Financial Information) that is customarily used in the preparation of customary offering or information documents or rating agency, lender presentations or road shows relating to such financing, including the Company Financial Statements and budgets; (iv) upon reasonable advance notice (which notice shall not be less than three Business Days in the event of road shows or other sessions requiring out-of-town travel), participate in a reasonable number of investor presentations, road shows, due diligence sessions and rating agency presentations in connection with such financing; (v) assist with the preparation, including upon reasonable advance notice (subject to the parenthetical in clause (iv) above) participating in a reasonable number of drafting sessions, of one confidential information memorandum, offering memorandum or other offering document, (including any amendments or supplements thereto and an additional version of any confidential information memorandum for use by “public-side” lenders) in connection with any such financing; (vi) request required consents of accountants for use of their reports in any materials relating to any such financing where the inclusion of such reports is necessary and the delivery of customary comfort letters and customary representation letters; (vii) use its reasonable best efforts to facilitate pledging collateral in connection with any debt portion of the Financing from and after the Closing as may be reasonably requested by Parent (provided that any obligations contained in such documents shall be effective no earlier than as of the Closing); (viii) take such corporate actions (subject to the occurrence of the Closing) as are reasonably necessary to complete any such financing; (ix) refrain from syndicating or issuing, attempting to syndicate or issue, announcing or authorizing the announcement of the syndication or issuance of, or engaging in discussions concerning the syndication or issuance of, any debt facility or any debt or equity security of the Company or any Company Subsidiaries, except as set forth in Section 5.13(e) of the Company Disclosure Letter and (x) use reasonable best efforts to facilitate the execution and delivery (at the Closing) of definitive documents related to the Financing. Notwithstanding the foregoing, nothing in this Section 5.13(e) shall require the cooperation or participation of the Company to the extent it would unreasonably interfere with the business or operations of the Company or the Company Subsidiaries or otherwise unreasonably interfere with the prompt and timely discharge by the Company’s or any Company Subsidiary’s employees of their normal duties. Notwithstanding anything in this Agreement to the contrary, neither the Company nor any of the Company Subsidiaries shall (A) be required to bear any cost or expense or to pay any commitment or other similar fee or make any other payment in connection with the Financing or any of the foregoing prior to the Effective Time, and Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company, the Company Subsidiaries and the Company Representatives in connection with the Financing or any cooperation pursuant to this Section 5.13(e), (B) have any liability or obligation under any loan agreement or any related document or any other agreement or document related to the Financing (or Alternative Financing), unless and until the Closing occurs or (C) incur any other liability in connection with the Financing (or any Alternative Financing) prior to the Effective Time, other than as expressly contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Agreement shall require the Company Board to take any action to approve the Financing, the Alternative Financing or any other financing in connection with the Merger or Subsequent Merger. Parent and Parent Subsidiaries shall indemnify and hold harmless the Company and the Company Subsidiaries and each of their respective officers, directors, employees, agents, representatives, successors and assigns from and against any and all damages, fees, costs and expenses suffered or incurred by them other than those liabilities, damages, fees, costs and expenses arising out of a material misstatement in or failure to state a material fact pertinent to the information provided by or on behalf of the Company pursuant to this Section 5.13(e), in connection with the arrangement of the Financing (or any Alternative Financing) or the use of any offering documents contemplated by this Section 5.13.

(f) All non-public or other confidential information provided by the Company pursuant to Section 5.13(e) shall be kept confidential in accordance with Section 5.3 and the Confidentiality Agreement, except that Parent shall be permitted to disclose such information to potential sources of capital and to rating agencies and prospective lenders and investors in connection with marketing any Financing as reasonably required in connection with the Financing, subject to the requirements of applicable Law and customary confidentiality provisions (including confidentiality provisions necessary for the Company to comply with its obligations under Regulation FD promulgated under the Exchange Act).

5.14 Section 16 Matters. Prior to the Effective Time, the Company Board and the Parent Board, or an appropriate committee of non-employee directors thereof, shall take all such steps as may be required consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act (“Section 16”) of Shares or other Equity Interests in the Company (including Company Options, RSUs or other derivative securities) or acquisitions of Equity Interests in Parent (including derivative securities) pursuant to this Agreement shall be an exempt transaction under Rule 16b-3 promulgated under the Exchange Act. The Company and Parent shall provide copies of such resolutions to counsel to the other Party.

5.15 Transfer of Shares. Prior to the Effective Time or the earlier termination of this Agreement, except as otherwise provided herein, Parent, Merger Sub and Merger LLC shall not: (a) transfer, assign, sell, gift-over, pledge or otherwise dispose of (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise), or consent to any of the foregoing (each a “Transfer”), any Shares owned, of record or beneficially, by Parent, Merger Sub or Merger LLC or any right or interest therein; (b) enter into any Contract, option or other agreement, arrangement or understanding with respect to any Transfer of such Shares; (c) grant any proxy, power-of-attorney or other authorization or consent with respect to such Shares; (d) deposit such Shares into a voting trust, or enter into a voting agreement or arrangement with respect to such Shares; or (e) take any other action that would in any way restrict, limit or interfere with the performance of Parent’s, Merger Sub’s or Merger LLC’s obligations hereunder or the transactions contemplated hereby.

5.16 Stock Exchange Listing. Parent shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing.

5.17 Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement, including the Merger, the Subsequent Merger and the Share Issuance, shall be paid by either Merger Sub, the Surviving Corporation or the Surviving Company, and the Company shall cooperate with Merger Sub, the Surviving Corporation, the Surviving Company and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

5.18 Tax Treatment.

(a) The Company, Parent, Merger Sub and Merger LLC intend that the Merger and the Subsequent Merger, taken together as a single integrated transaction for U.S. federal income tax purposes, and along with the other transactions effected pursuant to this Agreement, be treated, and each of them shall use its best efforts to cause the Merger and the Subsequent Merger, taken together as a single integrated transaction for U.S. federal income tax purposes, and along with the other transactions effected pursuant to this Agreement, to be treated, for U.S. federal income tax purposes as a “reorganization” under Section 368(a) of the Code (to which each of Parent and the Company are to be parties under Section 368(b) of the Code) in which the Company is to be treated as merging directly with and into Parent, with the Company Common Stock converted in such merger into the right to receive the consideration provided for hereunder, and each shall (i) take no action inconsistent with such treatment, (ii) not fail to take any action necessary to preserve such treatment, (iii) file all Tax Returns consistent with such treatment, and (iv) take no position inconsistent with such treatment, in each case, unless required to do so by applicable Law.

(b) The Company, Parent, Merger Sub and Merger LLC hereby adopt this Agreement as a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

(c) The Company, Parent, Merger Sub and Merger LLC hereby elect, pursuant to Notice 2010-25, I.R.B. 2010-14, to apply the provisions of the Proposed Treasury Regulations Section 1.368-1T(e)(2) with respect to measuring continuity of interest issued under Section 368. None of the Company, Parent, Merger Sub and Merger LLC shall adopt treatment inconsistent with this election.

(d) The Company shall immediately notify Parent, if, at any time before the Effective Time, the Company becomes aware of any fact or circumstance that could reasonably be expected to prevent or impede the Merger and the Subsequent Merger, taken together as a single integrated transaction for U.S. federal income tax purposes, and along with the other transactions effected pursuant to this Agreement, from being treated as a “reorganization” under Section 368(a) of the Code. On the date of effectiveness of the Form S-4 and the Closing Date, the Company shall deliver to counsel duly executed certificates containing such representations as may be reasonably requested by counsel for purposes of rendering the opinions described in Sections 6.2(d) and 6.3(d), the “Company Tax Certificates.”

(e) Parent shall immediately notify the Company, if, at any time before the Effective Time, Parent becomes aware of any fact or circumstance that could reasonably be expected to prevent or impede the Merger and the Subsequent Merger, taken together as a single integrated transaction for U.S. federal income tax purposes, and along with the other transactions effected pursuant to this Agreement, from being treated as a “reorganization” under Section 368(a) of the Code. On the date of effectiveness of the Form S-4 and the

Closing Date, Parent shall deliver to counsel duly executed certificates containing such representations as may be reasonably requested by counsel for purposes of rendering the opinions described in Sections 6.2(d) and 6.3(d), the “Parent Tax Certificates.”

5.19 Company Preferred Stock. The Company agrees to redeem any and all outstanding shares of Company Preferred Stock, pursuant to its terms, prior to the record date for any vote to be held at the Company Shareholder Meeting.

5.20 Parent Board. Parent shall take all actions as may be reasonably necessary to cause, as of the Effective Time, the Parent Board to be comprised of (a) the 12 current directors of the Parent Board and (b) four directors designated by the Company, subject to the approval of Parent, not to be unreasonably withheld or delayed, (each, a “Company Designee”). At the first annual meeting of Parent following the Closing, Parent shall nominate each of the Company Designees, and use reasonable efforts to cause each Company Designee, to be reelected to the Parent Board. Parent shall also take all actions as may be reasonably necessary to cause, as of the Effective Time, at least one Company Designee to serve on each of the Audit Committee, Compensation and Management Development Committee, Executive Committee, Finance and Risk Management Committee and Nominating, Governance and Corporate Responsibility Committee of the Parent Board.

5.21 Post-Merger Operations.

(a) Distribution Company Corporate Offices. (i) The Surviving Company shall maintain its operating headquarters in, and (ii) the operating headquarters of Parent’s gas distribution business shall be relocated to, the Chicago, Illinois metropolitan area for a period of not less than five (5) years following the Effective Time (unless required to relocate such headquarters by the ICC).

(b) Corporate Philanthropy. For a period of not less than five years after the Effective Time, the Surviving Company shall maintain philanthropic contributions and community support in the State of Illinois at levels consistent with those provided by the Company and Company Subsidiaries within their service areas.

(c) Headcount. For a period of three years after the Effective Time, the Surviving Company shall maintain the number of full time equivalent employees involved in the operation of the Surviving Company’s gas distribution business in the State of Illinois at a level comparable to the current level.

5.22 Dividends. Each of Parent and the Company shall coordinate with the other regarding the declaration and payment of dividends in respect of Parent Common Stock and Company Common Stock and the record dates and payment dates relating thereto, it being the intention of Parent and the Company that no holder of Parent Common Stock or Company Common Stock shall receive two dividends, or fail to receive one dividend, for any single calendar quarter (or portion thereof) with respect to its shares of Parent Common Stock or Company Common Stock, as the case may be, and/or any shares of Parent Common Stock any holder of Company Common Stock receives pursuant to the Merger. For the avoidance of doubt, it is the Parties’ intent that (i) the first quarterly dividend paid to the holders of Parent Common Stock (including former holders of Company Common Stock) following the Effective Time shall be paid in accordance with Parent’s dividend policy, to be adopted immediately after the Effective Time, and in no event later than the first record date for the payment of dividends after the Closing Date, and (ii) the Parties accordingly shall coordinate their declaration and payment of dividends prior to the Effective Time and Parent shall coordinate the declaration and payment of its dividends after the Effective Time.

5.23 Transition Committee. As promptly as practicable after the date hereof, Parent and the Company shall establish a transition planning committee (the “Transition Committee”) consisting of seven individuals, four of whom shall be designated by Parent and three of whom shall be designated by the Company. Parent shall designate the chairman of the Transition Committee who shall be one of the Parent designees to the Transition Committee. The activities of the Transition Committee shall include:

(a) the development of regulatory plans and proposals, corporate organizational and management plans, workforce combination proposals and other matters as the Transition Committee deems appropriate; and

(b) subject to the obligations under Section 5.21, the evaluation of the appropriate manner in which to organize and manage the businesses, operations and assets of Parent and the Surviving Company after the Effective Time.

5.24 Company Notices. Prior to the Closing Date, the Company shall use its reasonable best efforts to provide each notice required, as a consequence of the consummation of the transactions contemplated by this Agreement, by any Contract to which the Company or any Company Subsidiary is a party, where failure to provide such notice would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE MERGER

6.1 Conditions to Obligations of Each Party to Consummate the Merger. The respective obligations of each Party to consummate the Merger shall be subject to the satisfaction or waiver by a joint action of the Parties hereto at or prior to the Effective Time of each of the following conditions:

(a) Shareholder Approvals. The Company shall have obtained the Company Shareholder Approval and Parent shall have obtained the Parent Shareholder Approval.

(b) Stock Exchange Listing. The shares of Parent Common Stock issuable to the Company’s shareholders pursuant to this Agreement and pursuant to the RSUs shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) No Injunction. No federal or state court of competent jurisdiction or other Governmental Entity shall have enacted, issued, promulgated, enforced or entered any order, decree, judgment, injunction or other ruling (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the Merger or the Subsequent Merger; provided, however, that the condition in this Section 6.1(c) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 5.2 or Section 5.6 shall have been the cause of, or shall have resulted in, such order, decree, judgment, injunction or other ruling.

(d) Governmental Approvals. The Company Required Governmental Approvals shall have been obtained (including, in each case, the expiration or termination of any applicable waiting period, together with any extensions thereof, under the HSR Act) at or prior to the Effective Time, such approvals shall have become Final Orders and such Final Orders shall not, individually or in the aggregate, include or impose any Material Adverse Term. For purposes of this section, a “Final Order” means an action by the relevant Governmental Entity that has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by Law before the transactions contemplated hereby may be consummated has expired, and as to which all conditions to the consummation of such transactions prescribed by Law have been satisfied.

(e) Form S-4. The Form S-4 shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated by the SEC.

6.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated herein are also subject to the satisfaction (unless waived by Parent or Merger Sub) on or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement shall be true and correct as of the date hereof and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date); provided, however, that the condition in this Section 6.2(a) shall be deemed to be satisfied so long as any failure of such representations and warranties to be true and correct has not, individually or in the aggregate, had a Company Material Adverse Effect (without regard to materiality or Company Material Adverse Effect qualifiers contained within such representations and warranties). The representations and warranties of the Company set forth in Sections 3.2(a), 3.2(b), 3.2(c), 3.2(d) and 3.3(a) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct in all material respects as of such date). Parent shall have received a certificate signed by the Chief Executive Officer or Chief Financial Officer of the Company to that effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements, obligations and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect or any event or development that would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(d) Tax Opinion. Parent shall have received an opinion of Dewey & LeBoeuf LLP dated as of the Closing Date, to the effect that, for U.S. federal income tax purposes: (i) the Merger and the Subsequent Merger, taken together as a single integrated transaction for U.S. federal income tax purposes, and along with the other transactions effected pursuant to this Agreement, will constitute a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a party to that reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, Dewey & LeBoeuf LLP may rely upon representations contained herein and may receive and rely upon representations from Parent, the Company and others, including representations from Parent in the Parent Tax Certificate and representations from the Company in the Company Tax Certificate, in each case, that are reasonably satisfactory to Dewey & LeBoeuf LLP.

6.3 Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger and the other transactions contemplated herein are also subject to the satisfaction (unless waived by the Company) on or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent, Merger Sub and Merger LLC contained in this Agreement shall be true and correct as of the date hereof and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date); provided, however, that the condition in this Section 6.3(a) shall be deemed to be satisfied so long as any failure of such representations and warranties to be true and correct has not, individually or in the aggregate, had a Parent Material Adverse Effect (without regard to materiality or Parent Material Adverse Effect qualifiers contained within such representations and warranties). The representations and warranties of Parent set forth in Sections 4.2(a), 4.2(b), 4.2(c), 4.2(d) and 4.3 shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct in all material respects as of such date). The Company shall have received a certificate signed by the Chief Executive Officer or Chief Financial Officer of Parent to that effect.

(b) Agreements and Covenants. Each of Parent, Merger Sub and Merger LLC shall have performed or complied in all material respects with all agreements, obligations and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect or any event or development that would, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(d) Tax Opinion. The Company shall have received an opinion of Latham & Watkins LLP, dated as of the Closing Date, to the effect that, for U.S. federal income tax purposes: (i) the Merger and the Subsequent Merger, taken together as a single integrated transaction for U.S. federal income tax purposes, and along with the other transactions effected pursuant to this Agreement, will constitute a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a party to that reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, Latham & Watkins LLP may rely upon the representations contained herein and may receive and rely upon representations from Parent, the Company, and others, including representations from Parent in the Parent Tax Certificate and representations from the Company in the Company Tax Certificate, in each case, that are reasonably satisfactory to Latham & Watkins LLP.

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, and the Merger contemplated hereby may be abandoned by action taken or authorized by the board of directors of the terminating Party or Parties, whether before or after receipt of the Company Shareholder Approval or the Parent Shareholder Approval:

(a) By mutual written consent of Parent and the Company;

(b) By either the Company or Parent, if the Merger shall not have been consummated on or before December 30, 2011 (the “Initial Outside Date”); provided that if the Marketing Period has not been completed on or before December 17, 2011, the Initial Outside Date shall be extended until February 2, 2012; provided, further, that if on the Initial Outside Date the condition to the Closing set forth in Section 6.1(d) shall not have been satisfied, but all other conditions to the Closing shall have been satisfied or waived (or shall be capable of being satisfied at the Closing), then the Initial Outside Date shall be extended to July 2, 2012 (the “Extended Outside Date”); provided further that the right to terminate this Agreement under this Section 7.1(b), shall not be available to any Party whose failure to fulfill any of its obligations under this Agreement shall have proximately contributed to the failure of the Effective Time to occur on or before such date;

(c) By either the Company or Parent, if

(i) the Company Shareholder Approval shall not have been obtained at the duly held Company Shareholder Meeting, including any adjournments thereof; provided, however, that the Company may not terminate this Agreement pursuant to this Section 7.1(c)(i) if the Company has breached in any material respect any of its obligations under this Agreement in any manner that could reasonably have caused the failure to obtain the Company Shareholder Approval; or

(ii) the Parent Shareholder Approval shall not have been obtained at the duly held Parent Shareholder Meeting, including any adjournments thereof; provided, however, that Parent may not terminate this Agreement pursuant to this Section 7.1(c)(ii) if Parent, Merger Sub or Merger LLC have breached in any material respect any of their respective obligations under this Agreement in any manner that could reasonably have caused the failure to obtain the Parent Shareholder Approval;

(d) By either the Company or Parent, if any court of competent jurisdiction or other Governmental Entity shall have issued an order or injunction or taken any other action, in each case, permanently enjoining, restraining or prohibiting the Merger, and such order, injunction or other action shall have become final and nonappealable; provided, however, that the Party seeking to terminate this Agreement under this Section 7.1(d) shall have used its reasonable best efforts to resist, resolve or lift such order, injunction or action, as applicable;

(e) By Parent, (i) at any time prior to the receipt of the Company Shareholder Approval, if (A) the Company Board shall have effected a Change of Company Board Recommendation (whether or not in compliance with Section 5.4) or (B) the Company shall have entered into a merger agreement, letter of intent or other similar agreement relating to an Acquisition Proposal, or (ii) at any time prior to the receipt of the Parent Shareholder Approval, if the Parent Board determines to accept a Parent Superior Proposal in compliance with Section 5.5(d), but only in the case of clause (ii) if Parent shall prior to or concurrently with such termination pay the Parent Termination Fee, to or for the account of the Company;

(f) By the Company, (i) at any time prior to the receipt of the Parent Shareholder Approval, if (A) the Parent Board shall have effected a Change of Parent Board Recommendation (in compliance with Section 5.5), (B) the Parent Board shall have effected a Change of Parent Board Recommendation in breach of Section 5.5 or Parent’s obligations set forth in the third sentence of Section 5.2(e), or (C) Parent shall have entered into a merger agreement, letter of intent or other similar agreement relating to an Acquisition Proposal in compliance with Section 5.5, or (ii) at any time prior to the receipt of the Company Shareholder Approval, if the Company Board determines to accept a Superior Proposal in compliance with Section 5.4(d), but only in the case of clause (ii) if the Company shall prior to or concurrently with such termination pay the Company Termination Fee, to or for the account of Parent;

(g) [RESERVED]

(h) By Parent, at any time prior to the Effective Time, if: (i) there has been a breach by the Company of its representations, warranties or covenants contained in this Agreement, in any case, such that the conditions contained in Sections 6.2(a) or 6.2(b) are not reasonably capable of being satisfied, (ii) Parent shall have delivered to the Company written notice of such breach, and (iii) either such breach is not capable of cure or at least 30 days shall have elapsed since the date of delivery of such written notice to the Company and such breach shall not have been cured in all material respects; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(h) if there has been any material breach by either Parent or Merger Sub of its material representations, warranties or covenants contained in this Agreement, and such breach shall not have been cured in all material respects;

(i) By the Company, at any time prior to the Effective Time, if: (i) there has been a breach by Parent or Merger Sub of any of its representations, warranties or covenants contained in this Agreement in any case, such that the conditions contained in Sections 6.3(a) or 6.3(b) are not reasonably capable of being satisfied, (ii) the Company shall have delivered to Parent written notice of such breach, and (iii) either such breach is not capable of cure or at least 30 days shall have elapsed since the date of delivery of such written notice to Parent and such breach shall not have been cured in all material respects; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(i) if there has been any material breach by the Company of its material representations, warranties or covenants contained in this Agreement (other than a breach solely due to a Financing Failure), and such breach shall not have been cured in all material respects; or

(j) By the Company or Parent, if the conditions to Closing set forth in Section 6.1 and (i) Section 6.2 (in the case of the Company) or (ii) Section 6.3 (in the case of Parent) are satisfied (other than those conditions that by their nature are to be satisfied at the Closing, provided that such conditions are reasonably capable of being satisfied) and Parent, Merger Sub or Merger LLC are unable to satisfy their obligation to effect the Closing at such time because of a Financing Failure; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(j) shall not be available to any Party if there has been any material breach by such Party of its representations, warranties or covenants contained in this Agreement, which was a proximate cause of the Financing Failure.

7.2 Effect of Termination.

(a) In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, officers or directors, in either case, except with respect to Section 5.3 (Access to Information; Confidentiality), Section 5.8 (Public Announcements), Section 5.13(e) (Financing), this Section 7.2 and Article 8; provided, however, that no Party shall be relieved or released from any liability or damages arising out of its intentional and material breach of any of its representations, warranties or covenants set forth in this Agreement.

(b) In the event that this Agreement is terminated:

(i) pursuant to Section 7.1(e)(i) or Section 7.1(f)(ii), then the Company shall pay to Parent prior to or concurrently with such termination, in the case of a termination by the Company, or within two Business Days thereafter, in the case of a termination by Parent, a termination fee of $67,000,000 (the “Company Termination Fee”); provided, however, that in the event this Agreement is properly terminated pursuant to Section 7.1(e)(i) or Section 7.1(f)(ii) with respect to an Acquisition Proposal (as the same may be modified, amended or supplemented) from a third party prior to the 45th day after the date of this Agreement (or, if later, terminated on the 3rd Business Day following the date on which Parent’s most recent matching period shall have expired with respect to the Person having made such Acquisition Proposal), then, but only then, the Company Termination Fee shall be $36,000,000;

(ii) pursuant to Section 7.1(h) due to a material breach of Section 5.4, then the Company shall reimburse Parent upon demand for all documented out-of-pocket fees and expenses incurred or paid on or on behalf of Parent in connection with the Merger or the Subsequent Merger or related to the authorization, preparation, negotiation, execution and performance of this Agreement, in each case including all fees and expenses of counsel, financial advisors, accountants, experts and consultants reasonably retained by Parent, and, in the event that within six months after such termination, the Company shall have entered into a definitive agreement or consummated a transaction with respect to an Acquisition Proposal, then the Company shall pay the Company Termination Fee (less any amounts previously paid pursuant to this clause (b)(ii)) to Parent no later than two Business Days after the earlier of the date that the Company enters into such definitive agreement or consummates such transaction with respect to such Acquisition Proposal. For purposes of this Section 7.2(b)(ii), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 8.4, except that the references to “20%” shall be deemed to be references to “50%” and the references to “Person” shall be deemed to be references to “the Company or Nicor Gas”;

(iii) pursuant to Section 7.1(c)(i) or Section 7.1(h) (other than as set forth in Section 7.2(b)(ii)) and (A) prior to the Company Shareholder Meeting or the breach giving rise to Parent’s right to terminate under Section 7.1(h), an Acquisition Proposal involving the Company shall have been made to the Company or the Company Board or publicly disclosed and not withdrawn and (B) within twelve months after such termination, the Company shall have entered into a definitive agreement or consummated a transaction with respect to such Acquisition Proposal (or any modification thereof), then the Company shall pay the Company Termination Fee to Parent no later than two Business Days after the earlier of the date that the Company enters into such definitive agreement or consummates such transaction with respect to such Acquisition Proposal. For purposes of this Section 7.2(b)(iii), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 8.4, except that the references to “20%” shall be deemed to be references to “50%” and the references to “Person” shall be deemed to be references to “the Company or Nicor Gas.”

(c) In the event that this Agreement is terminated

(i) pursuant to Section 7.1(e)(ii) or clause (A) or (C) of Section 7.1(f)(i), then Parent shall pay to the Company prior to or concurrently with such termination, in the case of a termination by Parent, or within two Business Days thereafter, in the case of a termination by the Company, a termination fee of $67,000,000 (the “Parent Termination Fee”);

(ii) pursuant to Section 7.1(i) due to a material breach of Section 5.5 or Parent’s obligations set forth in the third sentence of Section 5.2(e), then Parent shall reimburse the Company upon demand for all documented out-of-pocket fees and expenses incurred or paid on or on behalf of the Company in connection with the Merger or the Subsequent Merger or related to the authorization, preparation, negotiation, execution and performance of this Agreement, in each case including all fees and expenses of counsel, financial advisors, accountants, experts and consultants reasonably retained by the Company, and, in the event that within six months after such termination, Parent shall have entered into a definitive agreement or consummated a transaction with respect to an Acquisition Proposal, then Parent shall pay the Parent Termination Fee (less any amounts previously paid pursuant to this clause (c)(ii)) to the Company no later than two Business Days after the earlier of the date that Parent enters into such definitive agreement or consummates such transaction with respect to such Acquisition Proposal. For purposes of this Section 7.2(c)(ii), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 8.4, except that the references to “20%” shall be deemed to be references to “50%” and the references to “Person” shall be deemed to be references to “Parent”;

(iii) pursuant to Section 7.1(c)(ii) or Section 7.1(i) (other than as set forth in Section 7.2(c)(ii)) and (A) prior to the Parent Shareholder Meeting or the breach giving rise to the Company’s right to terminate under Section 7.1(i), an Acquisition Proposal involving Parent shall have been made to Parent or the Parent Board or publicly disclosed and not withdrawn and (B) within twelve months after such termination, Parent shall have entered into a definitive agreement or consummated a transaction with respect to such Acquisition Proposal (or any modification thereof), then Parent shall pay the Parent Termination Fee no later than two Business Days after the earlier of the date that Parent enters into such definitive agreement or consummates such transaction with respect to such Acquisition Proposal. For purposes of this Section 7.2(c)(iii), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 8.4, except that the references to “20%” shall be deemed to be references to “50%” and the references to “Person” shall be deemed to be references to “Parent”;

(iv) pursuant to Section 7.1(j), then Parent shall pay the Company a termination fee of $115,000,000 (the “Financing Failure Fee” and together with the Company Termination Fee and Parent Termination Fee, the “Termination Fees”) no later than two Business Days after such termination.

(d) In the event this Agreement is terminated:

(i) pursuant to Section 7.1(c)(i), then the Company shall reimburse Parent upon demand for all documented out-of-pocket fees and expenses incurred or paid on or on behalf of Parent in connection with the Merger or the Subsequent Merger or related to the authorization, preparation, negotiation, execution and performance of this Agreement, in each case including all fees and expenses of counsel, financial advisors, accountants, experts and consultants reasonably retained by Parent and any Termination Fee subsequently paid in respect of such termination shall be reduced by the amount so paid;

(ii) pursuant to Section 7.1(c)(ii), then Parent shall reimburse the Company upon demand for all documented out-of-pocket fees and expenses incurred or paid on or on behalf of the Company in connection with the Merger or the Subsequent Merger or related to the authorization, preparation, negotiation, execution and performance of this Agreement, in each case including all fees and expenses of counsel, financial advisors, accountants, experts and consultants reasonably retained by the Company and any Termination Fee subsequently paid in respect of such termination shall be reduced by the amount so paid.

(e) All payments under this Section 7.2 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent or the Company, as applicable.

(f) Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, and (ii) without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement. It is acknowledged and agreed that the Termination Fees are not a penalty, but rather are liquidated damages representing a reasonable estimate of the amount that would compensate the Company or Parent and Merger Sub in the circumstances in which such Termination Fee is payable, absent an intentional breach of this Agreement. In no event shall the Company be required to pay to Parent more than one Company Termination Fee pursuant to Section 7.2(b) and in no event shall Parent be required to pay to the Company more than one Parent Termination Fee pursuant to Section 7.2(c). It is further acknowledged and agreed that, upon payment of a Termination Fee, the paying Party (and in the case of Parent, Merger Sub and Merger LLC) shall have no further liability or obligation with respect to this Agreement or the transactions contemplated hereby and the right to receive such Termination Fee (and only such amount) shall be the sole and exclusive remedy of the other Party; provided, however, in the case of an intentional breach of this Agreement the foregoing limitation shall not apply unless the Company has accepted a Termination Fee that was paid in accordance with the terms of this Agreement.

7.3 Amendment. This Agreement may be amended by the Company, Parent and Merger Sub by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after receipt of the Company Shareholder Approval, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval or authorization by the Company’s shareholders without such further approval or authorization. This Agreement may not be amended except by an instrument in writing signed by the Parties hereto.

7.4 Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other with any of the covenants or conditions contained herein, to the extent permitted by applicable Law; provided, however, that after receipt of the Company Shareholder Approval, there may not be any extension or waiver of this Agreement which decreases the Merger Consideration or which adversely affects the rights of the Company’s shareholders hereunder without the approval of such shareholders at a duly convened meeting of the Company’s shareholders called to obtain approval of such extension or waiver. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 8

GENERAL PROVISIONS

8.1 Non-Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. Except for any covenant or agreement that by its terms contemplates performance after the Effective Time or otherwise by its terms survives the Effective Time, none of the covenants and agreements of the Parties contained this Agreement shall survive the Effective Time.

8.2 Fees and Expenses. Subject to Section 7.2 and Section 5.13(e) hereof, whether or not the Merger is consummated, all fees and expenses incurred by the Parties hereto shall be borne solely and entirely by the Party which has incurred the same; provided, however, that all fees and expenses associated with filings made pursuant to the HSR Act shall be paid by Parent and all costs and expenses incurred in connection with the printing, filing and mailing of the Joint Proxy Statement and the Form S-4 (including the applicable SEC filing fees) shall be shared equally between Parent and the Company.

8.3 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in Person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (b) on the fifth Business Day after dispatch by registered or certified mail or (c) on the next Business Day if transmitted by national overnight courier, in each case as follows:

If to Parent, Merger Sub or Merger LLC, addressed to it at:

AGL Resources Inc.

Ten Peachtree Place, NE

Atlanta, Georgia 30309

Tel: (404) 584-3000

Fax: (404) 584-3237

Attention: Paul R. Shlanta

with a copy to (for information purposes only):

Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019
Tel: (212) 259-8000
Fax: (212) 259-6333
Attention:	William S. Lamb
Frederick J. Lark

If to the Company, addressed to it at:

Nicor Inc.

1844 Ferry Road

Naperville, Illinois 60563

Tel: (630) 305-9500

Fax: (630) 983-3559

Attention: Paul C. Gracey, Jr.

with a copy to (for information purposes only):

Latham & Watkins LLP
233 South Wacker Drive, Suite 5800
Chicago, Illinois 60606
Tel: (312) 876-7700
Fax: (312) 993-9767
Attention:	Mark D. Gerstein
Richard S. Meller

8.4 Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions restricting the relevant third party that has made an Acquisition Proposal that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreements, except that the Company shall be permitted to enter into a less favorable confidentiality agreement, provided that the terms of the Confidentiality Agreements are deemed modified to the same extent.

“Acquisition Proposal” means any offer or proposal concerning (a) a merger, consolidation or other business combination transaction, (b) a sale, lease or other disposition by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of a Person (including Equity Interests of a Subsidiary of such Person) or Subsidiaries of such Person representing 20% or more of the consolidated assets of such Person and its Subsidiaries, (c) an issuance (including by way of merger, consolidation, business combination or share exchange) of Equity Interests representing 20% or more of the voting power of such Person, or (d) any combination of the foregoing (in each case, other than the Merger).

“affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Base Merger Consideration” means the sum of (a) the product of the Cash Consideration multiplied by the Shares (other than Dissenting Shares) plus (b) the amount of cash to be paid in lieu of fractional shares plus (c) the cash payable in respect of Dissenting Shares plus (d) the Total Stock Consideration. For purposes of this calculation, the cash payable in respect of Dissenting Shares shall be deemed to be $53.00.

“Blue Sky Laws” means any state securities, “blue sky” or takeover law.

“Business Day” means any day, other than a Saturday or Sunday or a day on which banks are required or authorized by Law to close in Chicago, Illinois.

“Cash-Out Amount” means the sum of the Cash Consideration and the Stock Consideration Cash Value.

“Charter Amendment” means the amendment to the Amended and Restated Articles of Incorporation of Parent filed with Secretary of State of the State of Georgia to increase the number of directors that may serve on the Parent Board to 16 directors.

“Code” means the Internal Revenue Code of 1986.

“Company Material Adverse Effect” means any change, event or development that is materially adverse to the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, except to the extent that such change, event or development results from (and for the avoidance of doubt, any such change, event or development, to the extent resulting from the following, shall not be taken into account in determining whether there has been a Company Material Adverse Effect): (a) general economic or political, regulatory, financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein; (b) any change affecting any of the industries in which the Company and the Company Subsidiaries operate, including the international, national, regional or local wholesale or retail markets for natural gas or containerized shipping; (c) any change attributable to the execution of this Agreement or the announcement or pendency of the transactions contemplated hereby, including any litigation resulting therefrom; (d) actions taken pursuant to this Agreement or at the request of Parent; (e) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity; (f) any change in the market price for commodities; (g) any hurricane, earthquake, flood or other natural disasters or acts of God; (h) any change resulting from weather conditions or customer use patterns; (i) any adoptions, proposals, interpretations or changes in Laws after the date hereof or any interpretation thereof by any Governmental Entity; (j) changes in GAAP after the date hereof or any interpretations thereof by any Governmental Entity; (k) any failure by the Company to meet any estimates of revenues, earnings, projections or other economic performance, whether published, internally prepared or provided to Parent and any Parent Representatives; or (l) any change in the price or trading volume of the Company Common Stock on the NYSE or any other market in which such securities are quoted for purchase and sale or any suspension of trading in securities generally on any securities exchange on which any securities of the Company trade; provided, that with respect to clauses (a), (b), (e), (f), (g), (h) and (i), such changes and matters do not have a material and disproportionate adverse impact on the Company and the Company Subsidiaries, taken as a whole, as compared to the adverse impact such changes have generally on other Persons operating in comparable industries (in the case of clauses (a), (b), (e), (f), (g), (h) and (i)) and/or in the comparable geographic region (in the case of clauses (e), (f),(g) and (h)) or in the comparable regulatory jurisdiction (in the case of clause (i)) as the Company or the relevant Company Subsidiaries, and for the avoidance of doubt, for purposes of determining whether a Company Material Adverse Effect has occurred, only the disproportionate adverse impact on the Company and the Company Subsidiaries, taken as a whole shall be considered; provided, further, that with respect to clauses (k) and (l), it is understood that the facts and circumstances giving rise to such failure or change shall not be excluded from the determination of whether there has been a Company Material Adverse Effect if such facts and circumstances are not otherwise described in clauses (a)-(j) of this definition.

“Company Shareholder Meeting” means a duly convened meeting of the Company’s shareholders called to obtain the Company Shareholder Approval, or any valid adjournment or postponement thereof.

“Contracts” means any agreement, contract, lease (whether for real or personal property), power of attorney, note, bond, mortgage, indenture, deed of trust, loan, derivative, hedge, evidence of indebtedness, purchase order, letter of credit, settlement agreement, franchise agreement, covenant not to compete, employment agreement, license, purchase and sales order and other legal commitment to which a Person is a party or to which the properties or assets of such Person are subject.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by Contract or otherwise.

“Environmental Laws” means all applicable Laws which (a) regulate or relate to the protection or clean up of the environment, the use, treatment, storage, transportation, handling, disposal or Release of Hazardous Substances, or the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or (b) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other law of similar effect.

“Environmental Permits” means all Company Permits or Parent Permits, as applicable, required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, membership or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefore.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Company or any Company Subsidiary or Parent or any Parent Subsidiary, as applicable, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“FERC” means the Federal Energy Regulatory Commission.

“Financing Failure” means either (i) the Financing and any Alternative Financing are not available or (ii) neither the proceeds of the Financing nor the proceeds of any Alternative Financing have been received by Parent and/or Merger Sub and Parent and Merger Sub are otherwise in compliance with Section 5.13, in each case, by the end of the Marketing Period.

“Financing Sources” means the Persons that have committed to provide or have otherwise entered into agreements in connection with the Commitment Letter or alternative debt financings in connection with the transactions contemplated hereby, including the Lenders and the Arranger (as defined in the Commitment

Letter), and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their affiliates, and their and their affiliates’ respective officers, directors, employees, agents and representatives involved in the Financing and their successors and assigns.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Entity” means any national, federal, state, county, municipal or local government, or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, whether domestic or foreign.

“Hazardous Substances” means any pollutant or contaminant, any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical or chemical compound, or substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws because of its dangerous, hazardous or deleterious characteristics, including without limitation, any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means all (a) U.S. and foreign patents and patent applications, (b) U.S. and foreign trademarks, service marks, trade dress, logos, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) U.S. and foreign copyrights and rights under copyrights, whether registered or unregistered, and any registrations and applications for registration thereof, and (d) trade secrets and other rights in know-how and confidential or proprietary information.

“IRS” means the United States Internal Revenue Service.

“Joint Proxy Statement” means a proxy statement relating to the adoption and approval of this Agreement by the Company’s shareholders and the approval of the Share Issuance by Parent’s shareholders.

“knowledge” means (i) with respect to the Company, the actual knowledge of the individuals listed in Exhibit A hereto and (ii) with respect to the Parent, the actual knowledge of the individuals listed in Exhibit B hereto.

“Law” means any federal, state, local or foreign law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, restriction, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law.

“Marketing Period” means the first period of twenty (20) consecutive Business Days after the date hereof throughout which (a) Parent and Merger Sub shall have the Required Financial Information and (b) the conditions set forth in Section 6.1 shall have been satisfied and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 6.2 to fail to be satisfied assuming the Closing were to be scheduled for any time during such twenty (20) consecutive Business Day period; provided, however, that if the Marketing Period has not ended on or prior to December 17, 2011, the Marketing Period shall not be deemed to have commenced until January 4, 2012 for any purposes hereunder; and provided, further, that the Marketing Period shall not include (x) any black-out period imposed by Parent or by applicable Law or (y) any day from and including (A) December 17, 2010 through and including January 3, 2011, (B) August 19, 2011 through and including September 5, 2011, (C) November 18, 2011 through and including November 28, 2011 or (D) December 16, 2011 through and including January 2, 2012. Without limiting the generality of the foregoing, the Marketing Period shall not be deemed to have commenced if, prior to completion of the Marketing Period, (i) Deloitte & Touche LLP shall have withdrawn its audit opinion with respect to any financial statements contained in the Company SEC Documents, (ii) the Company shall have publicly announced any intention to restate any financial information included in the Required Financial Information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence at the earliest unless and until such restatement has been completed and the Company SEC Documents have been amended or the Company has determined that no restatement shall be required, (iii) the Company shall not have timely filed any Company SEC Documents, in which case the Marketing Period shall be deemed not to commence at the earliest unless and until such delinquency is cured, or (iv) the financial statements included in the Required Financial Information that is available to Parent on the first day of any such twenty (20) consecutive Business Day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such twenty (20) consecutive Business Day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such twenty (20) consecutive Business Day period, in which case the Marketing Period shall not be deemed to commence until the receipt by Parent of updated Required Financial Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such twenty (20) consecutive Business Day period.

“Material Adverse Term” means any term or condition of any Final Order that would, individually or in the aggregate with other such terms and conditions, reasonably be expected to have a Utility Material Adverse Effect, a Company Material Adverse Effect or a Parent Material Adverse Effect; provided that for purposes of determining whether any such term or condition has either a Parent Material Adverse Effect or a Company Material Adverse Effect, Parent and its Subsidiaries, taken as a whole, and the Company and its Subsidiaries, taken as a whole, shall be deemed to be a consolidated group of entities that are qualitatively and quantitatively equivalent to Nicor Gas, determined after giving effect to any such term or condition but before giving effect to the Merger and the Subsequent Merger, and provided, further, that for purposes of determining whether any such term or condition has a Utility Material Adverse Effect, the adverse impact of any term or condition imposed on any of Parent, the Company or any of their respective Subsidiaries (other than Nicor Gas) shall be deemed to have been imposed on Nicor Gas.

“NYSE” means the New York Stock Exchange.

“Parent Closing Share Price” means the Volume-Weighted Average Price, rounded to four decimal points, of one share of Parent Common Stock on the NYSE for the Business Day immediately preceding the Effective Time.

“Parent Material Adverse Effect” means any change, event or development that is materially adverse to the business, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole; except to the extent that such change, event or development results from (and for the avoidance of doubt, any such change, event or development, to the extent resulting from the following, shall not be taken into account in determining whether there has been a Parent Material Adverse Effect): (a) general economic or political, regulatory, financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein; (b) any change affecting any of the industries in which Parent and the Parent Subsidiaries operate; (c) any change attributable to the execution of this Agreement or the announcement or pendency of the transactions contemplated hereby, including any litigation resulting therefrom; (d) actions taken pursuant to this Agreement or at the request of the Company; (e) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity; (f) any change in the market price for commodities; (g) any hurricane, earthquake, flood or other natural disasters or acts of God; (h) any change resulting from weather conditions or customer use patterns; (i) any adoptions, proposals, interpretations or changes in Laws after the date hereof or any interpretation thereof by any Governmental Entity; (j) changes in GAAP after the date hereof or any interpretations thereof by any Governmental Entity; (k) any failure by Parent to meet any estimates of revenues, earnings, projections or other economic performance, whether published, internally prepared or provided to the Company and any Company Representatives; or (l) any change in the price or trading volume of the Parent Common Stock on the NYSE or any other market in which such securities are quoted for purchase and sale or any suspension of trading in securities generally on any securities exchange on which any securities of Parent trade; provided, that with respect to clauses (a), (b), (e), (f), (g), (h) and (i), such changes and matters do not have a material and disproportionate adverse impact on Parent and the Parent Subsidiaries, taken as a whole, as compared to the adverse impact such changes have generally on other Persons operating in comparable industries (in the case of clauses (a), (b), (e), (f), (g), (h) and (i)) and/or in the comparable geographic region (in the case of clauses (e), (f), (g) and (h)) or in the comparable regulatory jurisdiction (in the case of clause (i)) as Parent or the relevant Parent Subsidiaries, and for the avoidance of doubt, for purposes of determining whether a Parent Material Adverse Effect has occurred, only the disproportionate adverse impact on Parent and the Parent Subsidiaries, taken as a whole shall be considered; provided, further, that with respect to clauses (k) and (l), it is understood that the facts and circumstances giving rise to such failure or change shall not be excluded from the determination of whether there has been, a Parent Material Adverse Effect if such facts and circumstances are not otherwise described in clauses (a)-(j) of this definition.

“Parent Signing Share Price” means $37.13.

“Parent Superior Proposal” means a bona fide written Acquisition Proposal (except that all references therein to “20%” shall be deemed to be a reference to “50%” and all references therein to “Person” shall be deemed to be a reference to “Parent”) made by a third party which the Parent Board determines in good faith (after consultation with its financial advisors and outside counsel), taking into account all legal, financial, regulatory, timing and other aspects of the proposal and the Person making the proposal, that (a) is reasonably likely to be consummated on the terms proposed, (b) to the extent financing is required, such financing is then fully committed or reasonably capable of being obtained and (c) is otherwise on terms that the Parent Board has determined are more favorable to Parent than the Merger.

“Parties” means Parent, Merger Sub, Merger LLC and the Company.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Release” means any release, pumping, pouring, emptying, injecting, escaping, leaching, migrating, dumping, leak, seepage, spill, flow, discharge, disposal, or emission.

“Required Financial Information” means, as of any date, (a) the audited consolidated financial statements of the Company for each of the three fiscal years ending at least 95 days prior to the Closing Date, prepared in accordance with Regulation S-X, (b) the unaudited consolidated financial statements for any interim period or periods of the Company and the related unaudited statements of income and cash flows, which shall have been reviewed by the independent accountants of the Company as provided under SAS 100, (c) financial information related to the Company reasonably requested in writing (including such requests made after the provision of the financial statements described in clauses (a) and (b) above) by Parent as promptly as reasonably practicable, which information is reasonably necessary for Parent to produce the pro forma financial statements required under Regulation S-X under the Securities Act for a public capital markets offering, and (d)(i) such other financial data and pertinent information regarding the Company and the Company Subsidiaries required by SEC Regulation S-X and SEC Regulation S-K under the Securities Act (including pro forma financial information, provided that it is understood that assumptions underlying the pro forma adjustments to be made are the responsibility of Parent) in connection with a registered offering of nonconvertible debt securities to consummate the offering of secured or unsecured senior notes and/or senior subordinated notes, made on any date during the relevant period and specified in writing by Parent to the Company, and (ii) such other information and data as are otherwise necessary in order to receive customary “comfort” letters with respect to the financial statements and data referred to in clause (i) of this definition (including “negative assurance” comfort) from the independent auditors of the Company and the Company Subsidiaries on any date during the relevant period; provided, however, that if the Company shall in good faith reasonably believe it has delivered the Required Financial Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Required Financial Information shall be deemed to have been delivered on the first Business Day after the date of such notice unless Parent in good faith reasonably determines the Company has not completed delivery of the Required Financial Information and, within three Business Days of the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity which Required Financial Information that Parent reasonably believes the Company has not delivered).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Share Issuance” means the issuance of Parent Common Stock constituting the Stock Consideration pursuant to the terms and subject to the conditions of this Agreement.

“Significant Company Subsidiaries” means Birdsall, Inc., Nicor Enerchange L.L.C., Nicor Energy Ventures Company, Nicor Gas, Nicor Services Company, Seven Seas Insurance Company, Inc. and Tropical Shipping and Construction Company Limited.

“Significant Parent Subsidiaries” means AGL Capital Corporation, AGL Services Company, Atlanta Gas Light Company, Chattanooga Gas Company, Georgia Natural Gas Company, SouthStar Energy Services LLC, Golden Triangle Storage, Inc., Pivotal Utility Holdings, Inc., Pivotal Jefferson Island Storage & Hub, LLC, Jefferson Island Storage & Hub, LLC, Sequent Energy Management, LP, and Virginia Natural Gas, Inc..

“Stock Consideration Cash Value” means the product of the Exchange Ratio and the Parent Closing Share Price.

“Subsidiary” of Parent, the Company or any other Person means any corporation, partnership, limited liability company, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the Equity Interests representing the right to vote for the election of the board of directors or other governing body of such corporation, partnership, limited liability company, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Superior Proposal” means a bona fide written Acquisition Proposal (except that all references therein to “20%” shall be deemed to be a reference to “50%” and all references therein to “Person” shall be deemed to be a reference to “the Company or Nicor Gas”) made by a third party which the Company Board determines in good faith (after consultation with its financial advisors and outside counsel) to be more favorable to the Company than the Merger after taking into account, among other things: (i) the financial considerations and financial aspects of the Acquisition Proposal and the Merger, (ii) strategic considerations, including whether such Acquisition Proposal is more favorable from a long-term strategic standpoint, (iii) legal and regulatory considerations of such Acquisition Proposal and the Merger, (iv) the identity of the third party making such Acquisition Proposal, (v) the conditions and likelihood of completion of such Acquisition Proposal as compared to the Merger (taking into account any necessary regulatory approvals), (vi) whether such Acquisition Proposal is likely to impose material obligations on the Company (or the post-closing entity in which the Company’s shareholders will hold securities) in connection with obtaining necessary regulatory approvals, and (vii) whether such Acquisition Proposal is subject to a financing condition and the likelihood of such Acquisition Proposal being financed.

“Tax Authority” means any Governmental Entity having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Tax Return” means any report, return (including information return), claim for refund, election, notice, estimated tax filing, declaration, request, or other statement or document (including any related or supporting information) supplied to or required to be filed with any Tax Authority with respect to Taxes, including any schedule, attachment or supplement thereto, and including any amendments thereof.

“Taxes” means (a) all taxes, charges, fees, duties, customs, tariffs, imposts, payments in lieu, levies, penalties or other assessments or charges in the nature of a tax or any other similar payment imposed by any Tax Authority, whether payable by reason of contract, assumption, transferee liability, operation of Law, closing agreement entered into with a Tax Authority, or otherwise, including, but not limited to, income, license, recording, occupation, environmental, customs duties, single business, margin, unemployment, disability, mortgage, inventory, alternative or add-on minimum, profits, receipts, excise, property, sales, use, transfer, franchise, payroll, withholding, social security, estimated or other taxes or any other similar payment or similar items or fees, and (b) any interest, penalty, fine or addition to any of the foregoing, whether disputed or not.

“Total Stock Consideration” means the product of the Parent Signing Share Price multiplied by the aggregate number of shares of Parent Common Stock to be issued pursuant to this Agreement.

“Utility Material Adverse Effect” means any change, event or development that is materially adverse to the business, financial condition or results of operations of Nicor Gas except to the extent that such change, event or development results from (and for the avoidance of doubt, any such change, event or development, to the extent resulting from the following, shall not be taken into account in determining whether there has been a Utility Material Adverse Effect): (a) general economic or political, regulatory, financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein; (b) any change affecting any of the industries in which Nicor Gas operates, including the international, national, regional or local wholesale or retail markets for natural gas or containerized shipping; (c) any change attributable to the execution of this Agreement or the announcement or pendency of the transactions contemplated hereby, including any litigation resulting therefrom; (d) actions taken pursuant to this Agreement or at the request of Parent; (e) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity; (f) any change in the market price for commodities; (g) any hurricane, earthquake, flood or other natural disasters or acts of God; (h) any change resulting from weather conditions or customer use patterns; (i) any adoptions, proposals, interpretations or changes in Laws after the date hereof or any interpretation thereof by any Governmental Entity; (j) changes in GAAP after the date hereof or any interpretations thereof by any Governmental Entity; (k) any failure by Nicor Gas to meet any estimates of revenues, earnings, projections or other economic performance, whether published, internally prepared or provided to Parent and any Parent Representatives; or (l) any change in the price or trading volume of the common stock of Nicor Gas on the NYSE or any other market in which such securities are quoted for purchase and sale or any suspension of trading in securities generally on any securities exchange on which any securities of Nicor Gas trade; provided, that with respect to clauses (a), (b), (e), (f), (g), (h) and (i), such changes and matters do not have a material and disproportionate adverse impact on Nicor Gas, as compared to the adverse impact such changes have generally on other Persons operating in comparable industries (in the case of clauses (a), (b), (e), (g), (h) and (i)) and/or in the comparable geographic region (in the case of clauses (e), (f), (g) and (h)) or in the comparable regulatory jurisdiction (in the case of clause (i)) as Nicor Gas, and for the avoidance of doubt, for purposes of determining whether a Utility Material Adverse Effect has occurred, only the disproportionate adverse impact on Nicor Gas shall be considered; provided, further, that with respect to clauses (k) and (l), it is understood that the facts and circumstances giving rise to such failure or change shall not be excluded from the determination of whether there has been a Utility Material Adverse Effect if such facts and circumstances are not otherwise described in clauses (a)-(j) of this definition.

“Volume-Weighted Average Price” means, for any security as of any date, the dollar volume-weighted average price for such security on the applicable national securities exchange or in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m., New York City time, and ending at 4:00 p.m., New York City time, on any trading day, as reported by Bloomberg Financial Markets, or any successor thereto, through its “Volume at Price” function, subject to appropriate adjustments for any stock dividend, stock split or other similar transactions that occur during such period. If the Volume-Weighted Average Price cannot be calculated for such security on such date on any of the foregoing bases, the Volume-Weighted Average Price of such security on such date shall be the fair market value as mutually agreed upon by Parent and the Company.

8.5 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Adjustment”	Section 2.1(f)

“Agreement”	Preamble

“Alternative Acquisition Agreement”	Section 5.4(d)

“Alternative Financing”	Section 5.13(c)

“Articles of Merger”	Section 1.2

“Benefit Protection Period”	Section 5.9(a)

“Book-Entry Shares”	Section 2.2(b)

“Cash Consideration”	Section 2.1(a)

“Certificate”	Section 2.1(b)

“Change of Company Board Recommendation”	Section 5.4(a)

“Change of Parent Board Recommendation”	Section 5.2(e)

“Closing”	Section 1.2

“Closing Date”	Section 1.2

“Commitment Letter”	Section 4.18(b)

“Company”	Preamble

“Company Benefit Plan”	Section 3.12(a)

“Company Board”	Recitals

“Company Board Recommendation”	Section 5.2(d)

“Company Bylaws”	Section 3.1(b)

“Company Charter”	Section 3.1(b)

“Company Common Stock”	Section 3.2(a)

“Company Designee”	Section 5.20

“Company Disclosure Letter”	Article 3

“Company Employees”	Section 5.9(a)

“Company Equity Plans”	Section 2.4(a)

“Company Financial Statements”	Section 3.7(b)

“Company Insurance Policies”	Section 3.22

“Company Leased Real Property”	Section 3.16(b)

“Company Options”	Section 2.4(a)

“Company Owned Real Property”	Section 3.16(a)

“Company Permits”	Section 3.6(a)

“Company Preference Stock”	Section 3.2(a)

“Company Preferred Stock”	Section 3.2(a)

“Company Real Property”	Section 3.16(c)

“Company Real Property Lease”	Section 3.16(b)

“Company Real Property Rights”	Section 3.16(c)

“Company Representatives”	Section 5.3(a)

“Company Required Governmental Approvals”	Section 3.5

“Company Scheduled Contract”	Section 3.14(b)

“Company SEC Documents”	Section 3.7(a)

“Company Shareholder Approval”	Section 3.3(c)

“Company Subsidiary”	Section 3.1(c)

“Company Tax Certificates”	Section 5.18(d)

“Company Termination Fee”	Section 7.2(b)(i)

“Company Trading Guidelines”	Section 3.24

“Confidentiality Agreements”	Section 5.3(c)

“CPUC”	Section 3.5(c)

“D&O Insurance”	Section 5.11(b)

“Dissenting Shares”	Section 2.4

“Effective Time”	Section 1.2

“ERISA”	Section 3.12(a)

“ESPP”	Section 2.6

“Exchange Agent”	Section 2.2(a)

“Exchange Fund”	Section 2.2(a)

“Exchange Ratio”	Section 2.1(a)

“Extended Outside Date”	Section 7.1(b)

“FCC”	Section 3.5

“Final Order”	Section 6.1(d)

“Financing”	Section 4.18(b)

“Financing Failure Fee”	Section 7.2(c)(iii)

“Form S-4”	Section 3.11

“IBCA”	Recitals

“ICC”	Section 3.5

“Illinois Statutes”	Section 3.5

“Initial Outside Date”	Section 7.1(b)

“Lenders”	Section 4.18(b)

“LLC Act”	Recitals

“Merger”	Recitals

“Merger Consideration”	Section 2.1(b)

“Merger LLC”	Preamble

“Merger Sub”	Preamble

“Multiemployer Plan”	Section 3.12(f)

“Net Commitment Letter”	Section 5.13(b)

“Net Company Position”	Section 3.24

“Net Parent Position”	Section 4.23

“New Price Date”	Section 2.5

“NGA”	Section 3.25(a)

“Nicor Gas”	Section 3.5

“Nicor Gas SEC Documents”	Section 3.7(a)

“Option Payments”	Section 2.4(a)

“Parent”	Preamble

“Parent Alternative Acquisition Agreement”	Section 5.5(d)

“Parent Benefit Plan”	Section 4.12(a)

“Parent Board”	Recitals

“Parent Board Recommendation”	Section 5.2(e)

“Parent Common Stock”	Section 4.2(a)

“Parent Disclosure Letter”	Article 4

“Parent Financial Statements”	Section 4.7(b)

“Parent Permits”	Section 4.6(a)

“Parent Preferred Stock”	Section 4.2(a)

“Parent Representatives”	Section 5.3(a)

“Parent Shareholder Meeting”	Section 5.2(e)

“Parent SEC Documents”	Section 4.7(a)

“Parent Shareholder Approval”	Section 4.3(b)

“Parent Subsidiary”	Section 4.2(c)

“Parent Subsidiary Issuers”	Section 4.7(a)

“Parent Subsidiary SEC Documents”	Section 4.7(a)

“Parent Tax Certificates”	Section 5.18(e)

“Parent Termination Fee”	Section 7.2(c)(i)

“Parent Trading Guidelines”	Section 4.23

“PBGC”	Section 3.12(e)

“PUHCA 2005”	Section 3.25(a)

“Restricted Stock”	Section 2.5(b)

“RSU”	Section 2.5(c)

“Sarbanes-Oxley Act”	Section 3.7(a)

“Section 16”	Section 5.14

“Shares”	Section 2.1(a)

“Stock Consideration”	Section 2.1(a)

“Subsequent Merger”	Recitals

“Surviving Company”	Section 1.3(a)

“Surviving Corporation”	Section 1.1(a)

“Termination Fees”	Section 7.2(c)(iii)

“Transfer”	Section 5.15

“Transfer Taxes”	Section 5.17

“Transition Committee”	Section 5.23

8.6 Headings. The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

8.8 Entire Agreement. This Agreement (together with the Exhibits, Parent Disclosure Letter and Company Disclosure Letter and the other documents delivered pursuant hereto) and the Confidentiality Agreements constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

8.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties hereto without the prior written consent of the other Parties. Any assignment in violation of the preceding sentence shall be void.

8.10 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than any Persons entitled to indemnification under the provisions of Section 5.11 (Indemnification of Directors and Officers), with respect to such provisions, who shall be entitled to enforce their rights under this Agreement as third-party beneficiaries. Notwithstanding the foregoing, (i) following the Effective Time, the provisions of Article 2 shall be enforceable by the holders of Certificates; and (ii) the Financing Sources are hereby made third party beneficiaries of Sections 8.12(b), 8.12(c) and 8.15. Sections 8.12(b), 8.12(c) and 8.15 of this Agreement (and the related definitions and other provisions of this Agreement to the extent a modification or waiver or termination would serve to modify the substance or provisions of such Sections) may not be modified, waived or terminated in a manner that impacts or is adverse in any material respect to the Financing Sources without the prior written consent of the Arranger (as defined in the Commitment Letter), on behalf of the Financing Sources, and shall survive any termination of this Agreement.

8.11 Mutual Drafting; Interpretation. Each Party hereto has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. Disclosure of any item on the Company Disclosure Letter or the Parent Disclosure Letter by reference to any particular Section or Subsection of this Agreement shall be deemed to constitute disclosure with respect to any other Section or Subsection of this Agreement if the relevance of such disclosure to such other Section or Subsection is reasonably apparent from such disclosure or the context in which such disclosure is made. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. References in this Agreement to any agreement, instrument, statute, rule or regulation are to the agreement, instrument, statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under said statutes) and to any section of any statute, rule or regulation including any successor to said section. References to a Person are also to its successors and permitted assigns. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein.

8.12 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) Except to the extent the IBCA is mandatorily applicable to the Merger and the Subsequent Merger, this Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery and any appellate court from thereof in the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware and any appellate court from any thereof), in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such court, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in such court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such court located in Delaware. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.3. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law. Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim or any kind of description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source (including, without limitation, the Arranger (as defined in the Commitment Letter)) in any way relating to this Agreement or any of the transactions contemplated by this Agreement or the Financing, including but not limited to any dispute arising out of relating in any way to the Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof); provided, however, that for purposes of any action or claim referred to in this sentence, the interpretation of the definition of Acquired Business Material Adverse Effect and Company Material Adverse Effect (each, as defined in the Commitment Letter), in each case, as set forth the Commitment Letter, shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(c) EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY INCLUDING BUT NOT LIMITED TO ANY DISPUTE ARISING OUT OF OR RELATING TO THE COMMITMENT LETTER OR THE FINANCING OR THE PERFORMANCE THEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12(c).

8.13 Counterparts. This Agreement may be executed in two or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

8.14 Specific Performance.

(a) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that each Party hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond or other undertaking in connection with such remedy), this being in addition to, and not exclusive of, any other remedy to which they are entitled at law or in equity. Without limitation of the foregoing and notwithstanding anything in this Agreement to the contrary, the Parties hereby further acknowledge and agree that prior to the Closing, each Party shall be entitled to seek specific performance (i) to enforce specifically the terms and provisions of, and to prevent or cure breaches of, Section 5.6 and Section 5.13; (ii) if (A) all conditions in Sections 6.1 and 6.2 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived and (B) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, to cause Parent and/or Merger Sub to draw down the full amount of the Financing and (iii) to prevent or cure breaches of this Agreement by the other Party and/or to enforce specifically the terms and provisions of this Agreement, including to cause the other Party to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 1.2, on the terms and subject to the conditions in this Agreement. Each Party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) the other Party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity.

(b) The Parties further agree that (x) the seeking of the remedies provided for in Section 8.14(a) shall not in any respect constitute a waiver by any Party seeking such remedies of its respective right to seek any other form of relief that may be available to it under this Agreement, including under Section 7.2, in the event that this Agreement has been terminated or in the event that the remedies provided for in Section 8.14(a) are not available or otherwise are not granted, and (y) nothing set forth in this Agreement shall require a Party to institute any proceeding for (or limit a Party’s right to institute any proceeding for) specific performance under Section 8.14(a) prior or as a condition to exercising any termination right under Article 7 (and pursuing damages after such termination), nor shall the commencement of any legal proceeding pursuant to Section 8.14(a) or anything set forth in this Section 8.14(b) restrict or limit a Party’s right to terminate this Agreement in accordance with the terms of Article 7 or pursue any other remedies under this Agreement that may be available then or thereafter.

8.15 Sole and Exclusive Remedy. Notwithstanding anything in this Agreement to the contrary, the sole and exclusive remedy of the Company (whether at law, in equity, in contract, in tort or otherwise) against the Financing Sources for any Financing Failure shall be to terminate this Agreement as provided in Section 7.1(j) and receive payment of the Financing Failure Fee and upon payment of the Financing Failure Fee none of the Financing Sources will have any liability to the Company, its affiliates or any other Person relating to or arising out of this Agreement, the Commitment Letter or otherwise, whether at law, or equity, in contract, in tort or otherwise, and no Person will have any rights or claims against any of the Financing Sources hereunder or thereunder. In no event shall the Company be entitled to seek the remedy of specific performance of this Agreement against the Financing Sources, and in no event shall any Financing Source be liable for or obligated to pay consequential, special, multiple, punitive or exemplary damages including, but not limited to, damages arising from loss of profits, business opportunities or goodwill in respect of any breach or failure to comply with this Agreement or in respect of any of the transactions contemplated hereby (including the Financing and the Commitment Letter).

IN WITNESS WHEREOF, Parent, Merger Sub, Merger LLC and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AGL Resources Inc.

By:	/s/ John W. Somerhalder, II
John W. Somerhalder, II Chairman, President and Chief Executive Officer

Apollo Acquisition Corp.

By:	/s/ John W. Somerhalder, II
John W. Somerhalder, II President

Ottawa Acquisition LLC

By:	/s/ Andrew W. Evans
Andrew W. Evans Manager

Nicor Inc.

By:	/s/ Russ M. Strobel
Russ M. Strobel Chairman, President and Chief Executive Officer

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K under the Securities Exchange Act of 1934, as amended. AGL Resources, Inc. agrees to furnish a supplemental copy of any omitted schedule to the Securities and Exchange Commission upon request.

ANNEX B

ILLINOIS BUSINESS CORPORATION ACT DISSENTERS’ RIGHT STATUTE

Article 11: Merger and Consolidation—Dissenters’ Rights

Section 11.05. Procedure for merger or consolidation.

Any 2 or more corporations may merge into one of such corporations or consolidate into a new corporation in the following manner:

The board of directors of each corporation shall, by resolution adopted by a majority vote of the members of each such board, approve a plan of merger or consolidation setting forth:

(a) The names of the corporations proposing to merge or consolidate, and the name of the corporation into which they propose to merge, which is hereinafter designated as the surviving corporation or to consolidate, which is hereinafter designated as the new corporation.

(b) The terms and conditions of the proposed merger or consolidation and the mode of carrying the same into effect.

(c) The manner and basis of converting the shares of each merging or consolidating corporation into shares, obligations or other securities of the surviving or new corporation, or into shares, obligations or other securities of any other corporation which immediately before or immediately after the merger or consolidation is effected is the owner of all of the outstanding voting securities of the corporation named as the surviving or new corporation, or into cash or other property, or into any combination of the foregoing.

(d) A statement of any changes in the articles of incorporation of the surviving corporation to be effected by such merger or a statement of the articles of incorporation of the new corporation.

(e) Such other provisions with respect to the proposed merger or consolidation as are deemed necessary or desirable, including provisions, if any, under which the proposed merger or consolidation may be abandoned prior to the filing of articles of merger or consolidation by the Secretary of State.

Section 11.10. Procedure for share exchange.

A corporation may acquire all of the issued or outstanding shares of one or more classes of another corporation in the following manner:

The board of directors of each corporation shall, by resolution adopted by a majority vote of members of each such board, approve a plan of exchange setting forth:

(a) The name of the corporation whose shares will be acquired and the name of the acquiring corporation.

(b) The terms and conditions of the exchange.

(c) The manner and basis of exchanging the shares to be acquired for shares, obligations, or other securities of the acquiring corporation or for cash or other property or for any combination of the foregoing.

(d) Other provisions considered necessary or desirable with respect to the exchange, including provisions, if any, under which the proposed exchange may be abandoned prior to the filing of articles of exchange by the Secretary of State.

This Section does not limit the power of a corporation to acquire all or part of the shares of one or more classes of another corporation through a voluntary exchange or otherwise by agreement with the shareholders.

Section 11.15. Call of shareholders’ meeting.

The board of directors of each corporation, upon approving such plan of merger, consolidation or exchange, shall, if shareholders are entitled to vote on such plan, by resolution, direct that the plan be submitted to a vote at a meeting of shareholders, which may be either an annual or a special meeting. Written notice shall be given to each shareholder of record within the time and in the manner provided by this Act for the giving of notice of meetings of shareholders. Such notice, whether the meeting be an annual or special meeting, shall include a copy or a summary of the plan of merger, consolidation or exchange, as the case may be, and shall also inform the shareholders of their right to dissent in accordance with Section 11.70 and either enclose a copy of Section 11.70 or otherwise provide adequate notice of the procedure to dissent.

Section 11.20. Approval by shareholders.

(a) A vote of the shareholders entitled to vote on the proposed plan of merger, consolidation or exchange shall be taken. The plan of merger, consolidation or exchange shall be approved upon receiving by each corporation the affirmative votes of at least two-thirds of the votes of the shares entitled to vote on the plan unless any class or series of shares of any of such corporations is entitled to vote as a class on the plan in which event, as to such corporation, the plan of merger, consolidation or exchange shall be approved upon receiving the affirmative votes of at least two-thirds of the votes of the shares of each such class or series of shares entitled to vote as a class on the plan and of the votes of the total shares entitled to vote on the plan. Any class of shares of any such corporation shall be entitled to vote as a class if the articles of incorporation so provide or if the plan of merger, consolidation or exchange, as the case may be, contains any provision which, if contained in a proposed amendment to articles of incorporation, would entitle such class of shares to vote as a class.

(b) The articles of incorporation of any corporation may supersede the two-thirds vote requirement of this Section as to that corporation by specifying any smaller or larger vote requirement not less than a majority of the votes of the shares entitled to vote on the issue and not less than a majority of the votes of the shares of each class or series of shares entitled to vote as a class on the issue.

(c) No vote by the shareholders of a corporation that is a surviving party to a plan of merger or that is the acquiring corporation in a plan of exchange shall be required, unless its articles of incorporation provide to the contrary, if:

(1) the plan of merger or exchange does not amend in any respect the articles of incorporation of such corporation;

(2) each share of such corporation outstanding immediately prior to the effective date of the merger or exchange has the identical designations, preferences, qualifications, limitations, restrictions and special or relative rights immediately after the effective date thereof; and

(3) either no common shares of the surviving or acquiring corporation and no shares, securities or obligations convertible into such shares are to be issued or delivered under the plan of merger or exchange, or the authorized unissued common shares of the surviving or acquiring corporation to be issued or delivered under the plan of merger or plan of exchange, plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan, do not exceed 20 per cent of the common shares of such corporation outstanding immediately prior to the effective date of the merger or exchange.

Section 11.25. Articles of merger, consolidation or exchange.

(a) Upon such approval, articles of merger, consolidation or exchange shall be executed by each corporation and filed in duplicate in accordance with Section 1.10 of this Act and shall set forth:

(1) The plan of merger, consolidation or exchange.

(2) As to each corporation:

(i) a statement that the plan was adopted at a meeting of shareholders by the affirmative vote of the holders of outstanding shares having not less than the minimum number of votes necessary to adopt such plan, as provided by the articles of incorporation of the respective corporations; or

(ii) a statement that the plan was adopted by a consent in writing signed by the holders of outstanding shares having not less than the minimum number of votes necessary to adopt such plan, as provided by the articles of incorporation of the respective corporations, and in accordance with Section 7.10 of this Act.

(b) When the provisions of this Section have been complied with, the Secretary of State shall file the articles of merger, consolidation, or share exchange.

Section 11.30. Merger of subsidiary corporation.

(a) Any corporation, in this Section referred to as the “parent corporation”, owning at least 90% of the outstanding shares of each class of shares of any other corporation or corporations, in this Section referred to as the “subsidiary corporation”, may merge the subsidiary corporation or corporations into itself or into one of the subsidiary corporations, if each merging subsidiary corporation is solvent, without approval by a vote of the shareholders of the parent corporation or the shareholders of any of the merging subsidiary corporations, upon completion of the requirements of this Section.

(b) The board of directors of the parent corporation shall, by resolution, approve a plan of merger setting forth:

(1) The name of each merging subsidiary corporation and the name of the parent corporation; and

(2) The manner and basis of converting the shares of each merging subsidiary corporation not owned by the parent corporation into shares, obligations or other securities of the surviving corporation or of the parent corporation or into cash or other property or into any combination of the foregoing.

(c) A copy of such plan of merger shall be mailed to each shareholder, other than the parent corporation, of a merging subsidiary corporation who was a shareholder of record on the date of the adoption of the plan of merger, together with a notice informing such shareholders of their right to dissent and enclosing a copy of Section 11.70 or otherwise providing adequate notice of the procedure to dissent.

(d) After 30 days following the mailing of a copy of the plan of merger and notice to the shareholders of each merging subsidiary corporation, or upon the written consent to the merger or written waiver of the 30 day period by the holders of all the outstanding shares of all shares of all such subsidiary corporations, the articles of merger shall be executed by the parent corporation and filed in duplicate in accordance with Section 1.10 of this Act and shall set forth:

(1) The plan of merger.

(2) The number of outstanding shares of each class of each merging subsidiary corporation and the number of such shares of each class owned immediately prior to the adoption of the plan of merger by the parent corporation.

(3) The date of mailing a copy of the plan of merger and notice of right to dissent to the shareholders of each merging subsidiary corporation.

(e) When the provisions of this Section have been complied with, the Secretary of State shall file the articles of merger.

(f) Subject to Section 11.35 and provided that all the conditions hereinabove set forth have been met, any domestic corporation may be merged into or may merge into itself any foreign corporation in the foregoing manner.

Section 11.31. Merger of mid-tier bank holding company into subsidiary bank.

(a) A mid-tier bank holding company may merge into its subsidiary in the following manner:

(1) The mid-tier bank holding company shall comply with the provisions of this Act with respect to the merger of domestic corporations, and the surviving subsidiary bank shall comply with the provisions of Section 30.5 of the Illinois Banking Act.

(2) Section 11.50 of this Act shall, insofar as it is applicable, apply to mergers between mid-tier bank holding companies and their subsidiary banks.

(b) For the purpose of this Section 11.31, “mid-tier bank holding company” means a corporation (1) that owns 100% of the issued and outstanding shares of each class of stock of a State bank, (2) that has no other subsidiaries, and (3) of which 100% of the issued and outstanding shares are owned by a parent bank holding company.

Section 11.32. Merger or conversion of trust company into a State bank.

(a) A trust company may merge into a State bank in the following manner:

(1) The trust company shall comply with the provisions of this Act with respect to the merger of domestic corporations, and the surviving State bank shall comply with the provisions of Section 30 of the Illinois Banking Act.

(2) Section 11.50 of this Act shall, insofar as it is applicable, apply to mergers between trust companies and State banks.

(b) Whenever a trust company shall effect a conversion into a State bank pursuant to Section 30 of the Illinois Banking Act, it shall forthwith file with the Secretary of State a copy of the certificate of conversion duly authenticated by the Commissioner of Banks and Real Estate. The filing fee shall be the same as for filing articles of merger.

(c) For the purpose of this Section 11.32, a “trust company” means a corporation organized under this Act for the purpose of accepting and executing trusts.

Section 11.35. Merger, consolidation or share exchange of domestic and foreign corporations.

One or more foreign corporations and one or more domestic corporations may be merged or consolidated or their shares exchanged in the following manner, provided such merger, consolidation or exchange is permitted by the laws of the state under which each such foreign corporation is organized:

(a) Each domestic corporation shall comply with the provisions of this Act with respect to the merger, consolidation or exchange, as the case may be, of domestic corporations and each foreign corporation shall comply with the applicable provisions of the laws of the state under which it is organized.

(b) If the surviving or new corporation, as the case may be, is to be governed by the laws of any state other than this State, it shall comply with the provisions of this Act with respect to foreign corporations if it is to do business in this State, and in every case it shall file with the Secretary of State of this State:

(1) an agreement that it may be served with process in this State in any proceeding for the enforcement of any obligation of any domestic corporation which is a party to such merger or consolidation and in any proceeding for the enforcement of the rights of a dissenting shareholder of any such domestic corporation against the surviving or new corporation,

(2) an irrevocable appointment of the Secretary of State of this State as its agent to accept service of process in any such proceeding, and

(3) an agreement that it will promptly pay to the dissenting shareholders of any such domestic corporation the amount, if any, to which they shall be entitled under the provisions of this Act with respect to the rights of dissenting shareholders.

The effect of such merger or consolidation shall be the same as in the case of the merger or consolidation of domestic corporations.

(c) If the acquiring corporation in a share exchange is governed by the laws of any state other than this State, it shall comply with the provisions of this Act with respect to foreign corporations if it is to do business in this State and, in every case, it shall file with the Secretary of State of this State:

(1) an agreement that it may be served with process in this State in any proceeding for the enforcement of the rights of a dissenting shareholder of a domestic corporation whose shares are acquired against the acquiring corporation.

(2) an irrevocable appointment of the Secretary of State of this State as its agent to accept service of process in any such proceeding, and

(3) an agreement that it will promptly pay to the dissenting shareholders of such domestic corporation the amount, if any, to which they shall be entitled under the provisions of this Act with respect to the rights of dissenting shareholders.

Section 11.37. Merger of domestic or foreign corporations and domestic not for profit corporations.

(a) One or more domestic corporations or one or more foreign corporations may merge into a domestic not for profit corporation subject to the provisions of the General Not For Profit Corporation Act of 1986, as amended, provided that in the case of a foreign corporation for profit, such merger is permitted by the laws of the State or country under which such foreign corporation for profit is organized.1

(b) Each domestic corporation shall comply with the provisions of this Act with respect to the merger of domestic corporations, each domestic not for profit corporation shall comply with the provisions of the General Not For Profit Corporation Act of 1986, as amended. With respect to merger of domestic not for profit corporations, each foreign corporation for profit shall comply with the laws of the state or country under which it is organized, and each foreign corporation for profit having authority to transact business in this State under the provisions of this Act shall comply with the provisions of this Act with respect to merger of foreign corporations for profit.

(c) The plan of merger shall set forth, in addition to all matters required by Section 11.05 of this Act, the manner and basis of converting shares of each merging domestic or foreign corporation for profit into membership or other interests of the surviving domestic not for profit corporation, or into cash, or into property, or into any combination of the foregoing.

(d) The effect of a merger under this Section shall be the same as in the case of a merger of domestic corporations as set forth in subsection (a) of Section 11.50 of this Act.

(e) When such merger has been effected, the shares of the corporation or corporations to be converted under the terms of the plan cease to exist. The holders of those shares are entitled only to the membership or other interests, cash, or other property or combination thereof, into which those shares have been converted in accordance with the plan, subject to any dissenters’ rights under Section 11.70 of this Act.

[1]	805 ILCS 105/101.01 et seq.

Section 11.39. Merger of domestic corporation and limited liability company.

(a) Any one or more domestic corporations may merge with or into one or more limited liability companies of this State, any other state or states of the United States, or the District of Columbia, if the laws of the other state or states or the District of Columbia permit the merger. The domestic corporation or corporations and the limited liability company or companies may merge with or into a corporation, which may be any one of these corporations, or they may merge with or into a limited liability company, which may be any one of these limited liability companies, which shall be a domestic corporation or limited liability company of this State, any other state of the United States, or the District of Columbia, which permits the merger pursuant to a plan of merger complying with and approved in accordance with this Section.

(b) The plan of merger must set forth the following:

(1) The names of the domestic corporation or corporations and limited liability company or companies proposing to merge and the name of the domestic corporation or limited liability company into which they propose to merge, which is designated as the surviving entity.

(2) The terms and conditions of the proposed merger and the mode of carrying the same into effect.

(3) The manner and basis of converting the shares of each domestic corporation and the interests of each limited liability company into shares, interests, obligations, other securities of the surviving entity or into cash or other property or any combination of the foregoing.

(4) In the case of a merger in which a domestic corporation is the surviving entity, a statement of any changes in the articles of incorporation of the surviving corporation to be effected by the merger.

(5) Any other provisions with respect to the proposed merger that are deemed necessary or desirable, including provisions, if any, under which the proposed merger may be abandoned prior to the filing of the articles of merger by the Secretary of State of this State.

(c) The plan required by subsection (b) of this Section shall be adopted and approved by the constituent corporation or corporations in the same manner as is provided in Sections 11.05, 11.15, and 11.20 of this Act and, in the case of a limited liability company, in accordance with the terms of its operating agreement, if any, and in accordance with the laws under which it was formed.

(d) Upon this approval, articles of merger shall be executed by each constituent corporation and limited liability company and filed with the Secretary of State. The merger shall become effective for all purposes of the laws of this State when and as provided in Section 11.40 of this Act with respect to the merger of corporations of this State.

(e) If the surviving entity is to be governed by the laws of the District of Columbia or any state other than this State, it shall file with the Secretary of State of this State an agreement that it may be served with process in this State in any proceeding for enforcement of any obligation of any constituent corporation or limited liability company of this State, as well as for enforcement of any obligation of the surviving corporation or limited liability company arising from the merger, including any suit or other proceeding to enforce the shareholders right to dissent as provided in Section 11.70 of this Act, and shall irrevocably appoint the Secretary of State of this State as its agent to accept service of process in any such suit or other proceedings.

(f) Section 11.50 of this Act shall, insofar as it is applicable, apply to mergers between domestic corporations and limited liability companies.

(g) In any merger under this Section, the surviving entity shall not engage in any business or exercise any power that a domestic corporation or domestic limited liability company may not otherwise engage in or exercise in this State. Furthermore, the surviving entity shall be governed by the ownership and control restrictions in Illinois law applicable to that type of entity.

Section 11.40. Effective date of merger, consolidation or exchange.

The merger, consolidation or exchange shall become effective upon filing of the articles of merger, consolidation or exchange by the Secretary of State or on a later specified date, not more than 30 days subsequent to the filing of the articles of merger, consolidation or exchange by the Secretary of State, as may be provided for in the plan.

Section 11.45. Recording of articles of merger, consolidation or exchange.

A copy of the articles of merger, consolidation or exchange as filed by the Secretary of State shall be returned to the surviving or new or acquiring corporation, as the case may be, or to its representative, and such articles, or a copy thereof certified by the Secretary of State, shall be filed for record within the time prescribed by Section 1.10 of this Act in the office of the Recorder of each county in which the registered office of each merging or consolidating or acquiring corporation may be situated, and in the case of a consolidation, in the office of the Recorder of the county in which the registered office of the new corporation shall be situated and, in the case of a share exchange, in the office of the Recorder of the county in which the registered office of the corporation whose shares were acquired shall be situated.

Section 11.50. Effect of merger, consolidation or exchange.

(a) When such merger or consolidation has been effected:

(1) The several corporations parties to the plan of merger or consolidation shall be a single corporation, which, in the case of a merger, is that corporation designated in the plan of merger as the surviving corporation, and, in the case of a consolidation, is the new corporation provided for in the plan of consolidation.

(2) The separate existence of all corporations parties to the plan of merger or consolidation, except the surviving or new corporation, shall cease.

(3) Such surviving or new corporation has all the rights, privileges, immunities, and powers and is subject to all the duties and liabilities of a corporation organized under this Act.

(4) Such surviving or new corporation shall thereupon and thereafter possess all the rights, privileges, immunities, and franchises, as of a public or a private nature, of each of the merging or consolidating corporations; and all property, real, personal, and mixed, and all debts due on whatever account, including subscriptions to shares, and all other choses in action, and all and every other interest, of or belonging to or due to each of the corporations so merged or consolidated, shall be taken and deemed to be transferred to and vested in such single corporation without further act or deed; and the title to any real estate, or any interest therein, vested in any of such corporations shall not revert or be in any way impaired by reason of such merger or consolidation.

(5) Such surviving or new corporation shall thenceforth be responsible and liable for all the liabilities and obligations of each of the corporations so merged or consolidated; and any claim existing or action or proceeding pending by or against any of such corporations may be prosecuted to judgment as if such merger or consolidation had not taken place, or such surviving or new corporation may be substituted in its place. Neither the rights of creditors nor any liens upon the property of any such corporations shall be impaired by such merger or consolidation.

(6) In case of a merger, the articles of incorporation of the surviving corporation are deemed to be amended to the extent, if any, that changes in its articles are stated in the articles of merger; and, in the case of a consolidation, the articles of incorporation of the new corporation are set forth in the articles of consolidation.

(b) When such merger, consolidation or exchange has been effected, the shares of the corporation or corporations to be converted or exchanged under the terms of the plan cease to exist in the case of a merger or consolidation, or are deemed to be exchanged in the case of an exchange. The holders of those shares are entitled only to the money, securities or other property into which those shares have been converted or for which those shares have been exchanged in accordance with the plan, subject to any dissenters’ rights under Section 11.70 of this Act.

(c) The merger, consolidation or exchange of shares of a corporation shall not: (i) prohibit the State from prosecuting a corporation criminally by indictment, information or complaint filed subsequent to its merger, consolidation or exchange for any offenses it committed prior thereto; or (ii) abate or suspend a criminal proceeding which is pending against a corporation on the effective date of said merger, consolidation or exchange.

(d) Where a corporation has been criminally prosecuted pursuant to subsection (c) herein, and has been convicted and fined for a criminal offense, the surviving or new corporation shall be responsible for the payment of the fine only to the extent of any assets contributed to the merger, consolidation or exchange of shares by the convicted corporation, provided that the surviving or new corporation, at the time of acquisition, did not know, or have reason to know, of the criminal acts which were the basis for the criminal action. In the event the surviving or new corporation did know, or have reason to know, of the criminal acts which were the basis for the criminal action, it shall be responsible for the entire amount of the fine. Nothing herein shall prohibit the State from collecting a fine which was assessed against a corporation from a shareholder to the extent that the corporation may have distributed assets to the shareholder.

Section 11.55. Sale, lease, exchange, or mortgage of assets in usual and regular course of business.

The sale, lease, exchange, mortgage, pledge, or other disposition of all, or substantially all, the property and assets of a corporation, when made in the usual and regular course of the business of the corporation, may be made upon such terms and conditions and for such considerations, which may consist, in whole or in part, of money or property, real or personal, including shares of any other corporation, domestic or foreign, as shall be authorized by its board of directors; and in such case no authorization or consent of the shareholders shall be required.

Section 11.60. Sale, lease or exchange of assets, other than in usual and regular course of business.

A sale, lease, exchange, or other disposition of all, or substantially all, the property and assets, with or without the good will, of a corporation, if not made in the usual and regular course of its business, may be made upon such terms and conditions and for such consideration, which may consist, in whole or in part, of money or property, real or personal, including shares of any other corporation, domestic or foreign, as may be authorized in the following manner:

(a) The board of directors shall adopt a resolution recommending such sale, lease, exchange, or other disposition and directing the submission thereof to a vote at a meeting of shareholders, which may be either an annual or a special meeting.

(b) Written notice stating that the purpose, or one of the purposes, of such meeting is to consider the sale, lease, exchange, or other disposition of all, or substantially all, the property and assets of the corporation shall be given to each shareholder of record within the time and in the manner provided by this Act for the giving of notice of meetings of shareholders and shall also inform the shareholders of their right to dissent and either enclose a copy of Section 11.70 or otherwise provide adequate notice of the procedure to dissent. If such meeting be an annual meeting, such purpose may be included in the notice of such annual meeting.

(c) At such meeting the shareholders entitled to vote on such matter may authorize such sale, lease, exchange, or other disposition and fix, or may authorize the board of directors to fix, any or all of the terms and conditions thereof and the consideration to be received by the corporation therefor. Such authorization shall require the affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote on such matter unless any class or series of shares is entitled to vote as a class in respect thereof, in which event such authorization shall require the affirmative vote of the holders of at least two-thirds of the outstanding shares of each class or series of shares entitled to vote as a class on such matter, and of the total outstanding shares entitled to vote on such matter.

(d) After such authorization by a vote of shareholders, the board of directors nevertheless, in its discretion, may abandon such sale, lease, exchange, or other disposition of assets, subject to the rights of third parties under any contracts relating thereto, without further action or approval by shareholders.

(e) The articles of incorporation of a corporation may supersede the two-thirds vote requirement of this Section by specifying any smaller or larger vote requirement, not less than a majority of the outstanding shares entitled to vote on the matter and not less than a majority of the outstanding shares of each class of shares entitled to vote as a class on the matter.

Section 11.65. Right to dissent.

(a) A shareholder of a corporation is entitled to dissent from, and obtain payment for his or her shares in the event of any of the following corporate actions:

(1) consummation of a plan of merger or consolidation or a plan of share exchange to which the corporation is a party if (i) shareholder authorization is required for the merger or consolidation or the share exchange by Section 11.20 or the articles of incorporation or (ii) the corporation is a subsidiary that is merged with its parent or another subsidiary under Section 11.30;

(2) consummation of a sale, lease or exchange of all, or substantially all, of the property and assets of the corporation other than in the usual and regular course of business;

(3) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

(i) alters or abolishes a preferential right of such shares;

(ii) alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of such shares;

(iii) in the case of a corporation incorporated prior to January 1, 1982, limits or eliminates cumulative voting rights with respect to such shares; or

(4) any other corporate action taken pursuant to a shareholder vote if the articles of incorporation, by-laws, or a resolution of the board of directors provide that shareholders are entitled to dissent and obtain payment for their shares in accordance with the procedures set forth in Section 11.70 or as may be otherwise provided in the articles, by-laws or resolution.

(b) A shareholder entitled to dissent and obtain payment for his or her shares under this Section may not challenge the corporate action creating his or her entitlement unless the action is fraudulent with respect to the shareholder or the corporation or constitutes a breach of a fiduciary duty owed to the shareholder.

(c) A record owner of shares may assert dissenters’ rights as to fewer than all the shares recorded in such person’s name only if such person dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the record owner asserts dissenters’ rights. The rights of a partial dissenter are determined as if the shares as to which dissent is made and the other shares were recorded in the names of different shareholders. A beneficial owner of shares who is not the record owner may assert dissenters’ rights as to shares held on such person’s behalf only if the beneficial owner submits to the corporation the record owner’s written consent to the dissent before or at the same time the beneficial owner asserts dissenters’ rights.

Section 11.70. Procedure to Dissent

(a) If the corporate action giving rise to the right to dissent is to be approved at a meeting of shareholders, the notice of meeting shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to the meeting, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to vote on the transaction and to determine whether or not to exercise dissenters’ rights, a shareholder may assert dissenters’ rights only if the shareholder delivers to the corporation before the vote is taken a written demand for payment for his or her shares if the proposed action is consummated, and the shareholder does not vote in favor of the proposed action.

(b) If the corporate action giving rise to the right to dissent is not to be approved at a meeting of shareholders, the notice to shareholders describing the action taken under Section 11.30 or Section 7.10 shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to or concurrently with the notice, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to determine whether or not to exercise dissenters’ rights, a shareholder may assert dissenter’s rights only if he or she delivers to the corporation within 30 days from the date of mailing the notice a written demand for payment for his or her shares.

(c) Within 10 days after the date on which the corporate action giving rise to the right to dissent is effective or 30 days after the shareholder delivers to the corporation the written demand for payment, whichever is later, the corporation shall send each shareholder who has delivered a written demand for payment a statement setting forth the opinion of the corporation as to the estimated fair value of the shares, the corporation’s latest balance sheet as of the end of a fiscal year ending not earlier than 16 months before the delivery of the statement, together with the statement of income for that year and the latest available interim financial statements, and either a commitment to pay for the shares of the dissenting shareholder at the estimated fair value thereof upon transmittal to the corporation of the certificate or certificates, or other evidence of ownership, with respect to the shares, or instructions to the dissenting shareholder to sell his or her shares within 10 days after delivery of the corporation’s statement to the shareholder. The corporation may instruct the shareholder to sell only if there is a public market for the shares at which the shares may be readily sold. If the shareholder does not sell within that 10 day period after being so instructed by the corporation, for purposes of this Section the shareholder shall be deemed to have sold his or her shares at the average closing price of the shares, if listed on a national exchange, or the average of the bid and asked price with respect to the shares quoted by a principal market maker, if not listed on a national exchange, during that 10 day period.

(d) A shareholder who makes written demand for payment under this Section retains all other rights of a shareholder until those rights are cancelled or modified by the consummation of the proposed corporate action. Upon consummation of that action, the corporation shall pay to each dissenter who transmits to the corporation the certificate or other evidence of ownership of the shares the amount the corporation estimates to be the fair value of the shares, plus accrued interest, accompanied by a written explanation of how the interest was calculated.

(e) If the shareholder does not agree with the opinion of the corporation as to the estimated fair value of the shares or the amount of interest due, the shareholder, within 30 days from the delivery of the corporation’s statement of value, shall notify the corporation in writing of the shareholder’s estimated fair value and amount of interest due and demand payment for the difference between the shareholder’s estimate of fair value and interest due and the amount of the payment by the corporation or the proceeds of sale by the shareholder, whichever is applicable because of the procedure for which the corporation opted pursuant to subsection (c).

(f) If, within 60 days from delivery to the corporation of the shareholder notification of estimate of fair value of the shares and interest due, the corporation and the dissenting shareholder have not agreed in writing upon the fair value of the shares and interest due, the corporation shall either pay the difference in value demanded by the shareholder, with interest, or file a petition in the circuit court of the county in which either the registered office or the principal office of the corporation is located, requesting the court to determine the fair value of the shares and interest due. The corporation shall make all dissenters, whether or not residents of this State, whose demands remain unsettled parties to the proceeding as an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law. Failure of the corporation to commence an action pursuant to this Section shall not limit or affect the right of the dissenting shareholders to otherwise commence an action as permitted by law.

(g) The jurisdiction of the court in which the proceeding is commenced under subsection (f) by a corporation is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the power described in the order appointing them, or in any amendment to it.

(h) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds that the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation or the proceeds of sale by the shareholder, whichever amount is applicable.

(i) The court, in a proceeding commenced under subsection (f), shall determine all costs of the proceeding, including the reasonable compensation and expenses of the appraisers, if any, appointed by the court under subsection (g), but shall exclude the fees and expenses of counsel and experts for the respective parties. If the fair value of the shares as determined by the court materially exceeds the amount which the corporation estimated to be the fair value of the shares or if no estimate was made in accordance with subsection (c), then all or any part of the costs may be assessed against the corporation. If the amount which any dissenter estimated to be the fair value of the shares materially exceeds the fair value of the shares as determined by the court, then all or any part of the costs may be assessed against that dissenter. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, as follows:

(1) Against the corporation and in favor of any or all dissenters if the court finds that the corporation did not substantially comply with the requirements of subsections (a), (b), (c), (d), or (f).

(2) Against either the corporation or a dissenter and in favor of any other party if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Section.

If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to that counsel reasonable fees to be paid out of the amounts awarded to the dissenters who are benefited. Except as otherwise provided in this Section, the practice, procedure, judgment and costs shall be governed by the Code of Civil Procedure.

(j) As used in this Section:

(1) “Fair value”, with respect to a dissenter’s shares, means the proportionate interest of the shareholder in the corporation, without discount for minority status or, absent extraordinary circumstance, lack of marketability, immediately before the consummation of the corporate action to which the dissenter objects excluding any appreciation or depreciation in anticipation of the corporate action, unless exclusion would be inequitable.

(2) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

Section 11.75. Business combinations with interested shareholders

(a) Notwithstanding any other provisions of this Act, a corporation (as defined in this Section 11.75) shall not engage in any business combination with any interested shareholder for a period of 3 years following the time that such shareholder became an interested shareholder, unless (1) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder, or (2) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting shares of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (3) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting shares which are not owned by the interested shareholder.

(b) The restrictions contained in this Section shall not apply if:

(1) the corporation’s original articles of incorporation contains a provision expressly electing not to be governed by this Section;

(2) the corporation, by action of its board of directors, adopts an amendment to its by-laws within 90 days of the effective date of this amendatory Act of 1989, expressly electing not to be governed by this Section, which amendment shall not be further amended by the board of directors;

(3) the corporation, by action of its shareholders, adopts an amendment to its articles of incorporation or by-laws expressly electing not to be governed by this Section, provided that, in addition to any other vote required by law, such amendment to the articles of incorporation or by-laws must be approved by the affirmative vote of a majority of the shares entitled to vote. An amendment adopted pursuant to this paragraph shall be effective immediately in the case of a corporation that both (i) has never had a class of voting shares that falls within any of the categories set out in paragraph (4) of this subsection (b) and (ii) has not elected by a provision in its original articles of incorporation or any amendment thereto to be governed by this Section. In all other cases, an amendment adopted pursuant to this paragraph shall not be effective until 12 months after the adoption of such amendment and shall not apply to any business combination between such corporation and any person who became an interested shareholder of such corporation on or prior to such adoption. A by-law amendment adopted pursuant to this paragraph shall not be further amended by the board of directors;

(4) the corporation does not have a class of voting shares that is (i) listed on a national securities exchange, (ii) authorized for quotation on the NASDAQ Stock Market or (iii) held of record by more than 2,000 shareholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested shareholder or from a transaction in which a person becomes an interested shareholder;

(5) a shareholder becomes an interested shareholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the shareholder ceases to be an interested shareholder and (ii) would not, at any time within the 3 year period immediately prior to a business combination between the corporation and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership;

(6) the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this paragraph; (ii) is with or by a person who either was not an interested shareholder during the previous 3 years or who became an interested shareholder with the approval of the corporation’s board of directors or during the period described in paragraph (7) of this subsection (b); and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than 1) who were directors prior to any person becoming an interested shareholder during the previous 3 years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the corporation (except for a merger in respect of which, pursuant to subsection (c) of Section 11.20 of this Act, no vote of the shareholders of the corporation is required); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation (other than to any direct or indirect wholly-owned subsidiary or to the corporation) having an aggregate market value equal to 50% or more of either the aggregate market value of all of the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding shares of the corporation; or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting shares of the corporation. The corporation shall give not less than 20 days notice to all interested shareholders prior to the consummation of any of the transactions described in clauses (x) or (y) of the second sentence of this paragraph; or

(7) The business combination is with an interested shareholder who became an interested shareholder at a time when the restrictions contained in this Section did not apply by reason of any of the paragraphs (1) through (4) of this subsection (b), provided, however, that this paragraph (7) shall not apply if, at the time the interested shareholder became an interested shareholder, the corporation’s articles of incorporation contained a provision authorized by the last sentence of this subsection (b). Notwithstanding paragraphs (1), (2), (3) and (4) of this subsection and subparagraph (A) of paragraph (5) of subsection (c), any domestic corporation may elect by a provision of its original articles of incorporation or any amendment thereto to be governed by this Section, provided that any such amendment to the articles of incorporation shall not apply to restrict a business combination between the corporation and an interested shareholder of the corporation if the interested shareholder became such prior to the effective date of the amendment.

(c) As used in this Section 11.75 only, the term:

(1) “Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(2) “Associate” when used to indicate a relationship with any person, means (i) any corporation, partnership, unincorporated association, or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting shares, (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(3) “Business combination” when used in reference to any corporation and any interested shareholder of such corporation, means:

(A) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with (i) the interested shareholder, or (ii) with any other corporation if the merger or consolidation is caused by the interested shareholder and as a result of such merger or consolidation subsection (a) of this Section is not applicable to the surviving corporation;

(B) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a shareholder of such corporation, to or with the interested shareholder, whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding shares of the corporation;

(C) any transaction which results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any shares of the corporation or of such subsidiary to the interested shareholder, except (i) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of such corporation or any such subsidiary which securities were outstanding prior to the time that the interested shareholder became such, (ii) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of such corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of shares of such corporation subsequent to the time the interested shareholder became such, (iii) pursuant to an exchange offer by the corporation to purchase shares made on the same terms to all holders of said shares, or (iv) any issuance or transfer of shares by the corporation, provided however, that in no case under clauses (ii), (iii) and (iv) above shall there be an increase in the interested shareholder’s proportionate share of the shares of any class or series of the corporation or of the voting shares of the corporation;

(D) any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation which has the effect, directly or indirectly, of increasing the proportionate share of the shares of any class or series, or securities convertible into the shares of any class or series, of the corporation or of any such subsidiary which is owned by the interested shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of any class or series not caused, directly or indirectly, by the interested shareholder; or

(E) any receipt by the interested shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of such corporation) of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subparagraphs (A) through (D) of this paragraph (3)) provided by or through the corporation or any direct or indirect majority owned subsidiary; or

(F) any receipt by the interested shareholder of the benefit, directly or indirectly, (except proportionately as a shareholder of such corporation) of any assets, loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in subparagraphs (A) through (D) of this paragraph (3)) provided by or through any “defined benefit pension plan” (as defined in Section 3 of the Employee Retirement Income Security Act) of the corporation or any direct or indirect majority owned subsidiary.

(4) “Control”, including the term “controlling”, “controlled by” and “under common control with”, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract or otherwise. A person who is the owner of 20% or more of the outstanding voting shares of any corporation, partnership, unincorporated association, or other entity shall be presumed to have control of such entity, in the absence of proof by preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting shares, in good faith and not for the purpose of circumventing this Section, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(5) “Corporation” means a domestic corporation that:

(A) has any equity securities registered under Section 12 of the Securities Exchange Act of 1934 or is subject to Section 15(d) of that Act; and

(B) either

(i) has its principal place of business or its principal executive office located in Illinois; or

(ii) owns or controls assets located within Illinois that have a fair market value of at least $1,000,000, and

(C) either

(i) has more than 10% of its shareholders resident in Illinois;

(ii) has more than 10% of its shares owned by Illinois residents; or

(iii) has 2,000 shareholders resident in Illinois.

The residence of a shareholder is presumed to be the address appearing in the records of the corporation. Shares held by banks (except as trustee, executor or guardian), securities dealers or nominees are disregarded for purposes of calculating the percentages and numbers in this paragraph (5).

(6) “Interested shareholder” means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting shares of the corporation, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting shares of the corporation at any time within the 3 year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder; and the affiliates and associates of such person, provided, however, that the term “interested shareholder” shall not include (x) any person who (A) owned shares in excess of the 15% limitation set forth herein as of, or acquired such shares pursuant to a tender offer commenced prior to the effective date of this amendatory Act of 1989 or pursuant to an exchange offer announced prior to the aforesaid date and commenced within 90 days thereafter and either (I) continued to own shares in excess of such 15% limitation or would have but for action by the corporation or (II) is an affiliate or associate of the corporation and so continued (or so would have continued but for action by the corporation) to be the owner of 15% or more of the outstanding voting shares of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such a person is an interested shareholder or (B) acquired said shares from a person described in (A) above by gift, inheritance or in a transaction in which no consideration was exchanged; or (y) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the corporation, provided that such person shall be an interested shareholder if thereafter such person acquires additional shares of voting shares of the corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested shareholder, the voting shares of the corporation deemed to be outstanding shall include shares deemed to be owned by the person through application of paragraph (9) of this subsection, but shall not include any other unissued shares of such corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(7) “Person” means any individual, corporation, partnership, unincorporated association or other entity.

(7.5) “Shares” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(8) “Voting shares” means, with respect to any corporation, shares of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in its election of the governing body of the entity.

(9) “Owner” including the terms “own” and “owned” when used with respect to any shares means a person that individually or with or through any of its affiliates or associates:

(A) beneficially owns such shares, directly or indirectly; or

(B) has (i) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of shares tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered shares is accepted for purchase or exchange; or (ii) the right to vote such shares pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any shares because of such person’s right to vote such shares if the agreement, arrangement or understanding to vote such shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

(C) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in clause (ii) of subparagraph (B) of this paragraph), or disposing of such shares with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such shares.

(d) No provision of a certificate of incorporation or by-law shall require, for any vote of shareholders required by this Section a greater vote of shareholders than that specified in this Section.

(e) The provisions of this Section 11.75 are severable and any provision held invalid shall not affect or impair any of the remaining provisions of this Section.

ANNEX C

FORM OF AMENDMENT TO

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF AGL RESOURCES INC.,

AS AMENDED

The Amended and Restated Articles of Incorporation of AGL Resources Inc., as amended, are amended by deleting Section 3.01 in its entirety and replacing it with a new Section 3.01 to read as follows:

“Section 3.01. Size of Board: The business of the Corporation shall be managed by or under the authority of a Board of Directors of not less than five (5) nor more than sixteen (16) Directors, as may from time to time be fixed solely by the Board of Directors.”

C-1

ANNEX D

[LETTERHEAD OF GOLDMAN, SACHS & CO.]

PERSONAL AND CONFIDENTIAL

December 6, 2010

Board of Directors

AGL Resources, Inc.

10 Peachtree Place NE

Atlanta, GA 30309

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to AGL Resources Inc. (the “Company”) of the Consideration (as defined below) to be paid by the Company in respect of each share of common stock, par value $2.50 per share (the “Nicor Common Stock”), of Nicor Inc. (“Nicor”) pursuant to the Agreement and Plan of Merger, dated as of December 6, 2010 (the “Agreement”), among the Company, Apollo Acquisition Corp., a wholly-owned subsidiary of the Company (“Merger Sub”), Ottawa Acquisition LLC, a wholly-owned subsidiary of the Company, and Nicor. Pursuant to the Agreement, Merger Sub will be merged with and into Nicor and each outstanding share of Nicor Common Stock (other than shares held in the treasury of Nicor or owned by any Nicor subsidiary, the Company or any of its wholly-owned subsidiaries or shares as to which appraisal rights are properly exercised) will be converted into $21.20 in cash (the “Cash Consideration”) and 0.8382 of a share of common stock, par value $5.00 per share (the “Company Common Stock”), of the Company (the “Stock Consideration”; together with the Cash Consideration, the “Consideration”).

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Nicor, any of their respective affiliates and third parties or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, a significant portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. At your request, an affiliate of Goldman, Sachs & Co. has entered into financing commitments to provide the Company with a bridge credit facility in connection with the consummation of the Transaction, subject to the terms of such commitments, and pursuant to which one or more affiliates of Goldman, Sachs & Co. will receive customary fees. We have provided certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as a bookrunner on the issuance of the Company’s 5.250% Debentures due 2019 ($300 million aggregate principal amount) in August 2009; and as a lender in the Company’s revolving credit facility since August 2006. We may also in the future provide investment banking services to the Company, Nicor and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Nicor for the five fiscal years ended December 31, 2009; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Nicor; certain other communications from the Company and Nicor to their respective stockholders; certain publicly available research analyst reports for Nicor and the Company; certain internal financial analyses and

Board of Directors

AGL Resources, Inc.

December 6, 2010

Page Two

forecasts for Nicor prepared by its management; certain internal financial analyses and forecasts for the Company and certain financial analyses and forecasts for Nicor, in each case, as prepared by the management of the Company and approved for our use by the Company (the “Forecasts”), including certain financial benefits projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Financial Benefits”). We have also held discussions with members of the senior managements of the Company and Nicor regarding their assessment of the past and current business operations, financial condition and future prospects of Nicor and with the members of senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company and the strategic rationale for, and the potential benefits of, the Transaction; reviewed the reported price and trading activity for the shares of Company Common Stock and the shares of Nicor Common Stock; compared certain financial and stock market information for the Company and Nicor with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the utility industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us, and we do not assume any responsibility for any such information. In that regard, we have assumed with your consent that the Forecasts, including the Financial Benefits, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Nicor or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Nicor or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the Company, as of the date hereof, of the Consideration to be paid by the Company in respect of each share of Nicor Common Stock pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Nicor, or any class of such persons in connection with the Transaction, whether relative to the Consideration to be paid by the Company in respect of each share of Nicor Common Stock pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Company Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Nicor or the ability of the Company or Nicor to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and

Board of Directors

AGL Resources, Inc.

December 6, 2010

Page Three

we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Company Common Stock should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid by the Company in respect of each share of Nicor Common Stock pursuant to the Agreement is fair from a financial point of view to the Company.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

ANNEX E

[LETTERHEAD OF J.P. MORGAN SECURITIES LLC]

December 6, 2010

The Board of Directors

Nicor Inc.

1844 Ferry Road

Naperville, IL 60563-9600

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $2.50 per share (the “Company Common Stock”), of Nicor Inc. (the “Company”) of the consideration to be paid to such holders in the proposed merger (the “Transaction”) of the Company with a wholly-owned subsidiary of AGL Resources Inc. (the “Acquiror”). Pursuant to the Agreement and Plan of Merger, dated as of December 6, 2010 (the” Agreement”), among the Company, the Acquiror and the Acquiror’s subsidiaries Apollo Acquisition Corp. and Ottawa Acquisition LLC, the Company will become a wholly-owned subsidiary of the Acquiror, and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned of record by any subsidiary of the Company, the Acquiror or any of Acquiror’s wholly-owned subsidiaries, and any Dissenting Shares (as defined in the Agreement), will be converted into the right to receive, subject to certain limitations and adjustment procedures set forth in the Agreement (as to which limitations and adjustment procedures we are expressing no opinion), consideration per share equal to $21.20 in cash, without interest (the “Cash Consideration”), and 0.8382 of a share of common stock (the “Stock Consideration”, and, together with the Cash Consideration, the “Consideration”), par value $5.00 per share, of Acquiror (the” Acquiror Common Stock”).

In arriving at our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Acquiror Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the managements of the Company and the Acquiror relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of the Transaction to, or any consideration paid in connection therewith to, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Acquiror Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as lead arranger for a revolving credit facility of a subsidiary of the Company in November 2009, as a placement agent for the Company’s private placement of certain of its debt securities in August 2009 and as lead arranger for a revolving credit facility of the Company in April 2010. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company, and is a lender under outstanding credit facilities of the Acquiror, for which it receives customary compensation or other financial benefits. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders. The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Transaction if such inclusion is required by applicable law. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter.

Very truly yours,

/s/ J.P. Morgan Securities

J.P. MORGAN SECURITIES LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 14-2-202(b)(4) of the Georgia Code provides that a corporation’s articles of incorporation may include a provision that eliminates or limits the personal liability of directors for monetary damages to the corporation or its shareholders for breach of the directors’ duty of care and other duties as directors. However, Section 14-2-202(b)(4) of the Georgia Code does not permit a corporation to eliminate or limit the liability of a director for (i) a breach of duty involving appropriation of a business opportunity of the corporation; (ii) an act or omission that involves intentional misconduct or a knowing violation of law; (iii) any transaction from which the director received an improper personal benefit; or (iv) any payments of a dividend or any other type of distribution that is illegal under Section 14-2-832 of the Georgia Code. Additionally, Section 14-2-202(b)(4) of the Georgia Code does not eliminate or limit the rights of a corporation or any shareholder to seek an injunction or other non-monetary relief in the event of a breach of a director’s fiduciary duty, and applies only to claims against a director arising out of his role as a director and does not relieve a director from liability arising from his role as an officer or in any other capacity. AGL Resources’ amended and restated articles of incorporation include provisions exculpating its directors from liability to the extent permitted by Section 14-2-202(b)(4) of the Georgia Code.

Section 14-2-851 of the Georgia Code authorizes a corporation to indemnify directors who are determined to have met the standard of conduct set forth in that section. However, Section 14-2-856(a) of the Georgia Code provides that, if authorized by its articles of incorporation, a corporation may indemnify its directors without regard to the limitations in other sections of the Georgia Code, including the limitation in Section 14-2-851 of the Georgia Code, which requires a determination that a director seeking indemnification must first be determined to have met the statutorily prescribed standard of conduct. Section 14-2-856(b), however, prohibits a corporation from indemnifying a director for liability incurred in a proceeding in which the director is adjudged liable or subjected to injunctive relief in favor of the corporation for any of the four acts, outlined above, from which a director cannot be exculpated from liability as provided in Section 14-2-202(b)(4) of the Georgia Code. Section 14-2-856 of the Georgia Code sets forth the fullest extent to which a corporation may indemnify its directors.

Article VII of AGL Resources’ amended and restated articles of incorporation specifies that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, derivative, criminal, administrative or investigative, by reason of the fact that he, or a person of whom he is a legal representative, is or was a director, shall be indemnified and held harmless to the fullest extent authorized by the Georgia Code, as the same exists or may be amended in the future, if such amendment provides broader indemnification rights than previously permitted under the Georgia Code, against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such director in connection with the proceeding. The indemnification right specified in AGL Resources’ amended and restated articles of incorporation will continue for a director who has ceased to be a director and shall inure to the benefit of the director’s heirs, executors and administrators.

Article VII, Section 7.02 of AGL Resources’ amended and restated articles of incorporation specifies that AGL Resources will pay for or reimburse the actual and reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if the director furnishes (i) a written affirmation of his good faith belief that his conduct does not constitute behavior of the kind set forth in Georgia Code Section 14-2-856(b) (as specified above) and (ii) a written undertaking, executed personally on his behalf, to repay any advances if it is ultimately determined that he is not entitled to indemnification for such expenses.

Section 2.15.1 of AGL Resources’ bylaws specifies that in the case of actions brought by or in the right of AGL Resources, a director’s right to indemnification shall be determined: (i) if there are two or more disinterested members of the board of directors, by the majority vote of a quorum of the disinterested members of the board of directors, or by a majority of the members of a committee of two or more disinterested members appointed by such a vote; (ii) by special legal counsel or (iii) by the shareholders, but shares owned by or voted under the control of a director who at the time does not qualify as a disinterested member of the board of directors may not be voted on the determination.

Section 7.1 of AGL Resources’ bylaws state that AGL Resources will indemnify any officer who was or is made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, derivative, criminal, administrative or investigative, to the same extent as it is obligated to indemnify any director of AGL Resources, but without being subject to the same procedural conditions imposed for the indemnification of directors. AGL Resources may indemnify and advance expenses to an employee or agent who is not a director or officer to the extent that such indemnity or advance of expenses is consistent with public policy.

In addition, as authorized by Section 14-2-857 of the Georgia Code, the AGL Resources Board has authorized AGL Resources to enter into indemnification agreements with each of its officers who is not a director to provide each such officer indemnification rights equal to those permitted for its directors pursuant to the provisions of the Georgia Code outlined above.

The officers and directors of AGL Resources are presently covered by insurance which (with certain exceptions and within certain limitations) indemnifies them against any losses or liabilities arising from any alleged “wrongful act,” including any alleged breach of duty, neglect, error, misstatement, misleading statement, omissions or other act done or wrongfully attempted. AGL Resources pays the cost of such insurance as permitted by its bylaws and the laws of the State of Georgia.

Item 21. Exhibits and Financial Statement Schedules.

(a) List of Exhibits.

Exhibit Number	Document Description

2.1+	Agreement and Plan of Merger, dated as of December 6, 2010, by and among AGL Resources Inc., Apollo Acquisition Corp., Ottawa Acquisition LLC and Nicor Inc. (attached to the joint proxy statement/prospectus which forms a part of this registration statement as Annex A).

3.1.a	Amended and Restated Articles of Incorporation of AGL Resources Inc. (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K, dated November 2, 2005).

3.1.b	Articles of Amendment to the Amended and Restated Articles of Incorporation of AGL Resources Inc., filed May 4, 2009 (incorporated by reference to Exhibit 3.1.b to Quarterly Report on Form 10-Q for the period ended June 30, 2009, and filed on July 30, 2009).

3.2	Bylaws of AGL Resources Inc., as amended April 27, 2010 (incorporated by reference to Exhibit 3.2 to Quarterly Report on Form 10-Q for the period ended June 30, 2010, and filed on July 29, 2010).

4.1	Form of Amendment to Amended and Restated Articles of Incorporation of AGL Resources Inc., as amended (attached to the joint proxy statement/prospectus which forms a part of this registration statement as Annex C).

5.1	Form of Opinion of Kilpatrick Townsend & Stockton LLP regarding the validity of the securities being registered.

Exhibit Number	Document Description

8.1	Form of Opinion of Dewey & LeBoeuf LLP regarding material federal income tax consequences relating to the merger.

8.2	Form of Opinion of Latham & Watkins LLP regarding material federal income tax consequences relating to the merger.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Deloitte & Touche LLP.

23.3	Form of Consent of Kilpatrick Townsend & Stockton LLP (included in Exhibit 5.1 to this registration statement).

23.4	Form of Consent of Dewey & LeBoeuf LLP (included in Exhibit 8.1 to this registration statement).

23.5	Form of Consent of Latham & Watkins LLP (included in Exhibit 8.2 to this registration statement).

24.1	Power of Attorney (included in Part II to the original Registration Statement on Form S-4 filed with the SEC on February 4, 2011).

99.1	Form of AGL Resources Inc. Proxy Card.

99.2	Form of AGL Resources Inc. Retirement Savings Plus Plan Proxy Card.

99.3	Form of Nicor Inc. Proxy Card.

99.4	Consent of Goldman, Sachs & Co.

99.5	Consent of J.P. Morgan Securities LLC.

+	The disclosure letters and related schedules and exhibits to the agreement are not being filed herewith. The registrant agrees to furnish supplementally a copy of any such schedules and exhibits to the Securities and Exchange Commission upon request.

(b) Financial Statement Schedules. No financial statement schedules are required to be filed.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes as follows:

(1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of the registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of the registration statement, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on April 28, 2011.

AGL RESOURCES INC.

By:	/s/ John W. Somerhalder II
John W. Somerhalder II Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amended registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John W. Somerhalder II John W. Somerhalder II	Chairman, President and Chief Executive Officer (Principal Executive Officer)	April 28, 2011

/s/ Andrew W. Evans Andrew W. Evans	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	April 28, 2011

/s/ Bryan E. Seas Bryan E. Seas	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	April 28, 2011

+ Sandra N. Bane	Director	April 28, 2011

+ Thomas D. Bell, Jr.	Director	April 28, 2011

+ Charles R. Crisp	Director	April 28, 2011

+ Arthur E. Johnson	Director	April 28, 2011

+ Wyck A. Knox, Jr.	Director	April 28, 2011

+ Dennis M. Love	Director	April 28, 2011

+ Charles H. “Pete” McTier	Director	April 28, 2011

+ Dean R. O’Hare	Director	April 28, 2011

+ James A. Rubright	Director	April 28, 2011

+ Bettina M. Whyte	Director	April 28, 2011

+ Henry C. Wolf	Director	April 28, 2011

+By:	/s/ John W. Somerhalder II John W. Somerhalder II Attorney-in-Fact	April 28, 2011

EXHIBIT INDEX

Exhibit Number	Document Description

2.1+	Agreement and Plan of Merger, dated as of December 6, 2010, by and among AGL Resources Inc., Apollo Acquisition Corp., Ottawa Acquisition LLC and Nicor Inc. (attached to the joint proxy statement/prospectus which forms a part of this registration statement as Annex A).

3.1.a	Amended and Restated Articles of Incorporation of AGL Resources Inc. (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K, dated November 2, 2005).

3.1.b	Articles of Amendment to the Amended and Restated Articles of Incorporation of AGL Resources Inc., filed May 4, 2009 (incorporated by reference to Exhibit 3.1.b to Quarterly Report on Form 10-Q for the period ended June 30, 2009, and filed on July 30, 2009).

3.2	Bylaws of AGL Resources Inc., as amended April 27, 2010 (incorporated by reference to Exhibit 3.2 to Quarterly Report on Form 10-Q for the period ended June 30, 2010, and filed on July 29, 2010).

4.1	Form of Amendment to Amended and Restated Articles of Incorporation of AGL Resources Inc., as amended (attached to the joint proxy statement/prospectus which forms a part of this registration statement as Annex C).

5.1	Form of Opinion of Kilpatrick Townsend & Stockton LLP regarding the validity of the securities being registered.

8.1	Form of Opinion of Dewey & LeBoeuf LLP regarding material federal income tax consequences relating to the merger.

8.2	Form of Opinion of Latham & Watkins LLP regarding material federal income tax consequences relating to the merger.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Deloitte & Touche LLP.

23.3	Form of Consent of Kilpatrick Townsend & Stockton LLP (included in Exhibit 5.1 to this registration statement).

23.4	Form of Consent of Dewey & LeBoeuf LLP (included in Exhibit 8.1 to this registration statement).

23.5	Form of Consent of Latham & Watkins LLP (included in Exhibit 8.2 to this registration statement).

24.1	Power of Attorney (included in Part II to the original Registration Statement on Form S-4 filed with the SEC on February 4, 2011).

99.1	Form of AGL Resources Inc. Proxy Card.

99.2	Form of AGL Resources Inc. Retirement Savings Plus Plan Proxy Card.

99.3	Form of Nicor Inc. Proxy Card.

99.4	Consent of Goldman, Sachs & Co.

99.5	Consent of J.P. Morgan Securities LLC.

+	The disclosure letters and related schedules and exhibits to the agreement are not being filed herewith. The registrant agrees to furnish supplementally a copy of any such schedules and exhibits to the Securities and Exchange Commission upon request.